As filed with the Securities and Exchange Commission on May 5, 2014

Registration No. 333-193401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 4

TO FORM S-3 ON

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SERVISFIRST BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Delaware	6022	26-0734029
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employee
incorporation or organization)	Classification Code Number)	Identification Number)

850 Shades Creek Parkway, Suite 200
Birmingham, Alabama 35209
(205) 949-0302

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas A. Broughton, III
President and Chief Executive Officer
ServisFirst Bancshares, Inc.
850 Shades Creek Parkway, Suite 200

Birmingham, Alabama 35209
(205) 949-0302

(Name, address, including zip code, and telephone number including area code, of agent for service)

Copies to:

Paul S. Ware	David W. Ghegan
J. Andrew Robison	Troutman Sanders LLP
Bradley Arant Boult Cummings LLP	600 Peachtree Street, N.E. Suite 5200
1819 Fifth Avenue North	Atlanta, Georgia 30308-2216
Birmingham, Alabama 35203	(404) 885-3000
(205) 521-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one).

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller Reporting Company	☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
	Amount	Maximum	Maximum
	to be	Offering Price	Aggregate	Amount of
Title of Shares to be Registered	Registered(1)	Per Share	Offering Price(2)	Registration Fee(3)
Common Stock, par value $0.001 per share	718,750	$93.00	$66,843,750	$8,609.48

(1)	Includes 93,750 shares of common stock that the underwriters have the option to purchase pursuant to their over-allotment option.
(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(a) of the Securities Act of 1933.
(3)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed or supplemented. We may not sell any of the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities described herein and we are not soliciting offers to buy the securities described herein in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 5, 2014

625,000 Shares

PROSPECTUS

Common Stock

This prospectus relates to the initial public offering of ServisFirst Bancshares, Inc.’s common stock. We are offering 625,000 shares of our common stock.

Prior to this offering, there has been no established public market for our common stock. We currently estimate that the initial public offering price per share of our common stock will be between $91.00 and $93.00 per share. We have applied to list our common stock on The Nasdaq Global Market under the symbol “SFBS”.

See “Risk Factors,” beginning on page 19, for a discussion of certain risks that you should consider before making an investment decision to purchase our common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to us, before expenses	$	$

(1) See “Underwriting” for additional information regarding the underwriting discount and certain expenses payable to the underwriters by us.

We have granted the underwriters an option to purchase up to an additional 93,750 shares of our common stock at the initial public offering price less the underwriting discount, within 30 days from the date of this prospectus, to cover over-allotments.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The shares of our common stock that you purchase in this offering will not be savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriters expect to deliver the shares of our common stock against payment in New York, New York on        , 2014.

_________________________

Sandler O’Neill + Partners, L.P.

Raymond James

_________________________

Prospectus dated                            , 2014

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION	15

RISK FACTORS	19

Incorporation of Certain Information by Reference	37

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	37

USE OF PROCEEDS	38

DIVIDEND POLICY	38

CAPITALIZATION	39

DILUTION	39

PRICE RANGE OF OUR COMMON STOCK	40

BUSINESS	40

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	52

MANAGEMENT	74

PRINCIPAL STOCKHOLDERS	79

DESCRIPTION OF CAPITAL STOCK	81

SHARES ELIGIBLE FOR FUTURE SALE	86

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	87

SUPERVISION AND REGULATION	88

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF COMMON STOCK	102

UNDERWRITING	105

LEGAL MATTERS	108

EXPERTS	108

WHERE YOU CAN FIND MORE INFORMATION	108

INDEX TO FINANCIAL STATEMENTS	F-1

About this Prospectus

We and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this prospectus applicable to those jurisdictions. Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus assumes that the underwriters have not exercised their option to purchase additional shares of common stock.

Market Data

Market data used in this prospectus has been obtained from independent industry sources and publications as well as from research reports prepared for other purposes. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. We have not independently verified the data obtained from these sources. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this prospectus.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to purchase common stock in this offering. You should read the entire prospectus carefully, including the section titled “Risk Factors,” our consolidated financial statements and the related notes thereto, and management’s discussion and analysis of financial condition and results of operations, before making an investment decision. Unless we state otherwise or the context otherwise requires, references in this prospectus to “we,” “our,” “us,” “the Company” and “ServisFirst” refer to ServisFirst Bancshares, Inc. and its subsidiaries, including ServisFirst Bank, which we sometimes refer to as “ServisFirst Bank,” “the bank,” “our bank subsidiary,” or “our bank,” except that such terms refer to only ServisFirst Bancshares, Inc. and not its subsidiaries in the section entitled “Description of Capital Stock.”

Overview

We are a bank holding company, headquartered in Birmingham, Alabama. Our wholly-owned subsidiary, ServisFirst Bank, provides commercial banking services through 12 full-service banking offices located in Alabama and the panhandle of Florida, as well as a loan production office in Nashville, Tennessee. Through our bank, we originate commercial, consumer and other loans and accept deposits, provide electronic banking services, such as online and mobile banking, including remote deposit capture, deliver treasury and cash management services and provide correspondent banking services to other financial institutions. As of March 31, 2014, our balance sheet was highlighted by total assets of approximately $3.6 billion, total loans of approximately $2.9 billion, total deposits of approximately $3.0 billion and total stockholders’ equity of approximately $312 million.

We operate our bank using a simple business model based on organic loan and deposit growth, generated through high quality customer service, delivered by a team of experienced bankers focused on developing and maintaining long-term banking relationships with our target customers. We utilize a uniform, centralized back office risk and credit platform to support a decentralized decision-making process executed locally by our regional chief executive officers. This decentralized decision-making process allows individual lending officers varying levels of lending authority, based on the experience of the individual officer. When the total amount of loans to a borrower exceeds an officer’s lending authority, further approval must be obtained by the applicable regional chief executive officer (G. Carlton Barker – Montgomery, Andrew N. Kattos – Huntsville, Ronald A. DeVane – Dothan, Rex D. McKinney – Pensacola or W. Bibb Lamar, Jr. – Mobile) and/or our senior management team. Our strategy focuses on operating a limited and efficient branch network with sizable aggregate balances of total loans and deposits housed in each branch office. We believe this approach more appropriately addresses our customers’ banking needs and reflects a superior delivery strategy for commercial banking services. Our strategy allows us to deliver targeted, high quality customer service, while achieving significantly lower efficiency ratios relative to the banking industry, as evidenced by our efficiency ratios of 45.54%, 41.54% and 38.78% for the years 2011, 2012 and 2013, respectively.

We believe our balance sheet and business lines reflect our focus, and that the execution of our business model has driven our success, including, for the years ended December 31, 2011, 2012 and 2013, respectively:

•	organic deposit growth of 21.90%, 17.15% and 20.23%;

•	organic loan growth of 31.38%, 29.20% and 21.02%;

•	earnings per share growth of 24.30%, 41.36% and 14.03%; and

•	return on average common equity of 17.01%, 19.41% and 18.30%.

Our disciplined and centralized risk and credit platform, we believe, has allowed us to achieve these levels of growth and financial performance, while maintaining exceptional asset quality, including, for the years ended December 31, 2011, 2012 and 2013, respectively:

•	non-performing assets to total assets ratios of 1.06%, 0.69% and 0.64%; and

•	net charge-offs to average loans ratios of 0.32%, 0.24% and 0.33%.

1

Recent Developments

On April 25, 2014, we filed with the Securities and Exchange Commission (the “SEC”) on Form 10-Q our unaudited financial results for the quarter ended March 31, 2014. We reported net income of $11.8 million and net income available to common stockholders of $11.7 million for the quarter, compared to net income of $9.3 million and net income available to common stockholders of $9.2 million for the same quarter in 2013. Basic and diluted earnings per common share were $1.58 and $1.52, respectively, for the first quarter of 2014, compared to $1.44 and $1.31, respectively, for the first quarter of 2013.

Non-interest expense for the first quarter of 2014 increased $2.9 million, or 27%, to $13.7 million from $10.8 million in the first quarter of 2013. This increase consists primarily of a $1.3 million, or 23%, increase in salaries and employee benefits related to new hires to fill positions in our newer markets of Mobile, Alabama and Nashville, Tennessee, a $300,000 increase in equipment and occupancy expense in these markets attributable to such expansion and a non-routine expense of $703,000 resulting from an immaterial correction of our accounting for vested stock options previously granted to members of our advisory boards in our Dothan, Huntsville and Montgomery, Alabama markets. We historically accounted for these options under the provisions of FASB ASC 718-10, Compensation – Stock Compensation, and now have determined to recognize as an expense the fair value of these vested options in accordance with the provisions of FASB ASC Topic 505-50, Equity-Based Payments to Non-Employees. This correction in accounting treatment is a non-cash item and does not impact our operating activities or cash from operations. For additional information regarding our financial results for the first quarter of 2014, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments”.

We previously granted in December 2013 to our Pensacola, Florida and Mobile, Alabama advisory board members a total of 35,000 stock options, which vest on the fifth anniversary of the date of grant. Consistent with the correction of the accounting treatment for the options granted to our Dothan, Huntsville and Montgomery, Alabama advisory board members, we account for these options in accordance with FASB ASC Topic 505-50. FASB ASC Topic 505-50 requires that we recognize as an expense during each reporting period changes in the fair value of the unvested portion of such options, determined using a Black-Scholes option pricing model. In order to reduce the future uncertainty and variability of expense associated with these unvested options under FASB ASC Topic 505-50, on April 21, 2014, our compensation committee approved a modification to the 35,000 stock options to accelerate the vesting of these options. This modification will accelerate the five year vesting period of these stock options to the date on which we enter into an underwriting agreement with the underwriters named herein, or, alternatively, if we determine not to proceed with the offering, the date we make such a determination. The compensation committee determined that the appropriate calculation of the fair value of the accelerated options should be based on the initial public offering price of our common stock. Accordingly, if the initial public offering price of our common stock occurs at $93.00, which is the high end of the range set forth on the cover page of this prospectus, we anticipate recording a one-time expense of $1.78 million in the second quarter of 2014. We anticipate recognizing a tax benefit of approximately $623,000 in connection with this additional expense, and, accordingly, expect to record in the second quarter a net after tax expense increase of approximately $1.2 million with respect to this item. This correction in accounting treatment will be a non-cash item and will not impact our operating activities or cash from operations.

Our History

Our bank was founded by our President and Chief Executive Officer, Thomas A. Broughton, III, and commenced banking operations in May 2005 following an initial capital raise of $35 million, the largest capital raise by a de novo bank in the history of Alabama. We were incorporated as a Delaware corporation in August 2007 for the purpose of acquiring all of the common stock of our bank, and in November 2007 our holding company became the sole shareholder of the bank by virtue of a plan of reorganization and agreement of merger. In May 2008, following our filing of a registration statement on Form 10 with the SEC, we became a reporting company within the meaning of the Securities Exchange Act of 1934 (the “Exchange Act”) and have been filing annual, quarterly, and current reports, proxy statements and other information with the SEC since 2008.

Since inception, our bank has achieved significant growth, all of which has been generated organically. We achieved total asset milestones of $1 billion in 2008, $2 billion in 2011 and $3 billion in 2013. In addition to total asset milestones, we have opened offices in six new markets, and raised an aggregate of approximately $55.1 million to support our growth in these new locations through five separate private placements of our common stock to predominately local, individual investors.

Our Business Strategy

We are a full service commercial bank focused on providing competitive products, state of the art technology and quality service. Our business philosophy is to operate as a metropolitan community bank emphasizing prompt, personalized customer service to the individuals and businesses located in our primary markets. We aggressively market to our target customers, which include privately held businesses with $2 million to $250 million in annual sales, professionals and affluent consumers whom we believe are underserved by the larger regional banks operating in our markets. We also seek to capitalize on the extensive relationships that our management, directors, advisory directors and stockholders have with the businesses and professionals in our markets. We believe this philosophy has attracted, and will continue to attract, valuable customers and capture market share historically controlled by other financial institutions operating in our markets.

Focus on Core Banking Business. We deliver a broad array of core banking products to our customers. While many large regional competitors and national banks have chosen to develop non-traditional business lines to supplement their net interest income, we believe our focus on traditional commercial banking products driven by a high margin delivery system is a superior method to deliver returns to our stockholders. We emphasize an internal culture of keeping our operating costs as low as practical, which in turn leads to greater operational efficiency. Additionally, our centralized technology and process infrastructure contribute to our low operating costs. We believe this combination of products, operating efficiency and technology make us attractive to customers in our markets. In addition, in 2011 we began providing correspondent banking services to various smaller community banks in our markets, and currently act as a correspondent bank to approximately 160 community banks located throughout the southeastern United States. We provide a source of clearing and liquidity to our correspondent bank customers, as well as a wide array of account, credit, settlement and international services. We believe this service is of a scale and quality that is unique for a bank our size and provides us with a solid revenue stream and supplemental low cost source of funds.

Commercial Bank Emphasis. We have historically focused on people as opposed to places. This strategy translates into a smaller number of brick and mortar branch locations relative to our size, but larger overall branch sizes in terms of total deposits. As a result, our branches average approximately $253 million in total deposits, and our branches that have been open at least three years average approximately $341 million in total deposits. In the more typical retail banking model, branch banks continue to lose traffic to other banking channels which may prove to be an impediment to earnings growth for those banks that have invested in large branch networks. In addition, unlike many traditional community banks, we place a strong emphasis on originating commercial and industrial loans, which comprised approximately 44.5% of our total loan portfolio as of March 31, 2014. We believe our commercial and industrial lending expertise will fuel our continued loan growth in the future.

2

Scalable, Decentralized Business Model. We emphasize local decision-making by experienced bankers supported by centralized risk and credit oversight. We believe that the delivery by our bankers of in-market customer decisions, coupled with risk and credit support from our corporate headquarters, allows us to serve our borrowers and depositors directly and in person, while managing risk centrally and on a uniform basis. We intend to continue our growth by repeating this scalable model in each market in which we are able to identify a strong banking team. Our goal in each market is to employ the highest quality bankers in that market. We then empower those bankers to implement our operating strategy, grow our customer base and provide the highest level of customer service possible. We focus on a geographic model of organizational structure as opposed to a line of business model employed by most regional banks. This structure assigns significant responsibility and accountability to our regional chief executive officers, who we believe will drive our growth and success. We have developed a business culture whereby our management team, from the top down, is actively involved in sales, which we believe is a key differentiator from our competition.

Identify Opportunities in Vibrant Markets. Since opening our original banking facility in Birmingham in 2005, we have expanded into six additional markets. Our focus has been to expand opportunistically when we identify a strong banking team in a market with attractive economic characteristics and market demographics where we believe we can achieve a minimum of $300 million in deposits within five years of market entry. There are two primary factors we consider when determining whether to enter a new market:

•	the availability of successful, experienced bankers with strong reputations in the market; and

•	the economic attributes of the market necessary to drive quality lending opportunities coupled with deposit-related characteristics of the potential market.

Prior to entering a new market, we identify and build a team of experienced, successful bankers with market-specific knowledge to lead the bank’s operations in that market, including a regional chief executive officer. Generally, we or members of our senior management team are familiar with these individuals based on prior work experience and reputation, and strongly believe in the ability of such individuals to successfully execute our business model. We also assemble a non-voting advisory board of directors in each market, comprised of directors representing a broad spectrum of business experience and community involvement in the market. We currently have advisory boards in each of the Huntsville, Montgomery, Dothan, Mobile and Pensacola markets. While we currently have a loan production office in Nashville, Tennessee with three experienced bankers (one of whom was hired in January 2014), we anticipate expanding this office into a full-service branch in the future, assuming that we are able to identify and retain a full team of experienced bankers whom we believe can successfully effect our strategy.

In connection with opening a full-service banking office in a new market, historically we have raised capital through private placements to investors in the local market, many of whom are also customers of our bank in such market. We believe that having many of our customers who are also stockholders provides us with a strong source of core deposits, aligns our and our customers’ interests, and fosters a platform for developing and maintaining the long-term banking relationships we seek.

To date, we have not supplemented our organic deposit and loan growth with traditional mergers or acquisitions. However, we view our organic growth strategy as a form of acquisition strategy, insofar as we have successfully hired qualified teams of experienced bankers in each new market we have entered, and have built significantly sized franchises in those markets within a short time following our entry into the new market. We believe that our success in attracting these teams of bankers has allowed us to achieve growth attributes similar to competitors that have chosen to execute traditional mergers or acquisitions, but without the addition of goodwill and resulting capital pressures attendant to traditional merger and acquisition strategies. In addition to organic expansion, we may seek to expand through targeted acquisitions. Although we have not yet identified any specific acquisition opportunity that meets our strict requirements, including a limited number of branches serving a vibrant market with a strong deposit base, a premier banking team with individuals whom we believe can execute our business model, and available at a price that we believe provides attractive risk-adjusted returns, we routinely evaluate potential acquisition opportunities that we believe would be complementary to our business. We do not, however, have any immediate plans, arrangements or understandings relating to any acquisition, and we do not believe an acquisition is necessary to successfully execute our business model.

3

Our Markets

Our primary markets are broadly defined as the metropolitan statistical areas (“MSAs”) of Birmingham-Hoover, Huntsville, Montgomery, Dothan and Mobile, Alabama, Pensacola-Ferry Pass-Brent, Florida, and Nashville, Tennessee. We draw most of our deposits from, and conduct most of our lending transactions in, these markets.

Although we may in the future identify additional new markets to enter, we believe that the long-term growth potential of each of our current markets is substantial, and that we have the ability to continue to grow organically by increasing our market share in these markets. We further believe that many local affluent professionals and small business owners will prefer to conduct their banking with local, independent institutions that offer a higher level of personalized service.

The following table illustrates our market share, by insured deposits as of the dates indicated, in our primary markets:

			Our Market Deposits
Market(1)	Date Opened	Total Branches	June 30, 2013(2)	March 31, 2014	Total Market Deposits(2)	Rank(2)	Market Share %(2)
	(Dollars in millions)
Alabama:
Birmingham-Hoover	May 2005	3	$1,217.3	$1,393.1(3)	$30,175.1	5	4.03%
Huntsville	August 2006	2	540.8	569.1	6,805.7	5	7.95%
Montgomery	June 2007	2	374.2	397.9	7,810.1	7	4.79%
Dothan	September 2008	2	327.1	357.6	2,883.9	3	11.34%
Mobile	July 2012(4)	1	15.2	71.4	6,041.6	18	0.25%
Florida:
Pensacola-Ferry Pass-Brent	April 2011	2	202.9	245.9	4,638.0	8	4.38%
Tennessee:
Nashville	April 2013	—(5)	—(5)	—(5)	40,800.5	—(5)	—(5)

(1) Represents metropolitan statistical areas (MSAs).

(2) As reported by the FDIC as of June 30, 2013.

(3) Includes approximately $20.5 million in deposits attributable to our loan production office in Nashville, Tennessee.

(4) Opened in July 2012 as a loan production office and in May 2013 converted to a full service branch.

(5) Opened as a loan production office.

Birmingham. Birmingham, the largest city in Alabama, is located in central Alabama 146 miles west of Atlanta, Georgia and 148 miles southwest of Chattanooga, Tennessee. The Birmingham-Hoover MSA’s economy consists of a diverse mixture of traditional and emerging employment sectors. While metals manufacturing is an important historical sector, finance, insurance and healthcare services and distribution are the region’s core economic sectors, and biological and medical technology, entertainment and diverse manufacturing have been identified as the region’s emerging economic sectors. Large corporations headquartered or with a major presence in the region include Protective Life, HealthSouth Corporation, Vulcan Materials Company and AT&T. Additionally, The University of Alabama at Birmingham (UAB) is Alabama’s largest single-site employer, and Birmingham is home to the largest nonprofit independent research laboratory in the southeastern United States, the Southern Research Institute.

Huntsville. We believe that Huntsville, located in northern Alabama mid-way between Birmingham and Nashville, Tennessee, offers substantial growth as one of the strongest technology economies in the nation, with over 300 companies performing sophisticated government, commercial and university research. Huntsville has one of the highest concentrations of engineers and Ph.D.’s in the United States and has a number of major government programs, including NASA and the U.S. Army. Huntsville also has one of the highest concentrations of Inc. 5000 companies in the United States and a number of offices of Fortune 500 companies. Major employers in Huntsville include the U.S. Army/Redstone Arsenal, the Boeing Company, NASA/Marshall Space Flight Center, Intergraph Corporation, ADTRAN, Inc., Northrop Grumman, Cinram, SAIC, DirecTV, Lockheed Martin and Toyota Motor Manufacturing of Alabama.

4

Montgomery. Montgomery, which is Alabama’s capital, is located in south central Alabama between Birmingham and Mobile, Alabama. In addition to housing many Alabama government agencies, Montgomery is also home to Maxwell Gunter Air Force Base, which employs more than 12,500 people and includes Air University, the Air Force’s center for leadership and education. In 2005, Hyundai Motor Manufacturing Alabama opened its Montgomery manufacturing plant, which was built with an initial capital investment of over $1.4 billion, and has experienced subsequent expansions. The area has also benefited from Hyundai suppliers that have invested over $550 million, creating 6,000 additional jobs.

Dothan. We believe that the Dothan MSA, which is located in the southeastern corner of Alabama near the Florida panhandle and Georgia state line, continues to hold great potential due to its position as a central agricultural trade hub, its accessibility to large distribution centers, it being home to several large corporations, and what we believe to be a low level of personalized banking services provided by other financial institutions in the area. The Dothan area is home to facilities of several large corporations, including Michelin, Pemco World Aviation, International Paper, Globe Motors and AAA Cooper Transportation. Additionally, the agriculture and agribusiness industries are thriving in the Dothan MSA, and the area is home to many successful farmers and related businesses. In addition, the nearby agricultural communities in northwest Florida and southwest Georgia often use Dothan as their agricultural trade hub. We believe the existence of these industries and the continuing growth in the area allows an opportunity for the bank to increase its presence and penetration in this market.

Pensacola. In April 2011, we opened our first office outside of Alabama in Pensacola, Florida, which is located in the Florida panhandle approximately 50 miles east of Mobile, Alabama, and 40 miles west of Fort Walton, Florida. The Pensacola and northwest Florida economies are driven by the tourism, military, health services, and medical technology industries. Six major military bases are located in northwest Florida: Eglin Air Force Base, Hurlburt Field, Pensacola Whiting Field, Naval Air Station Pensacola, Naval Air Station Panama City and Tyndall Air Force Base. Other major employers in the area include Sacred Heart Health Systems, Baptist Healthcare, West Florida Regional Medical Center, Gulf Power Company (Southern Company), the University of West Florida, International Paper, Ascend Performance Materials (Solutia), GE Wind Energy, Armstrong World Industries and Wayne Dalton Corporation. The Pensacola Bay area is also home to the Andrews Institute for Orthopaedics and Sports Medicine, a world-leading surgical and research center for human performance enhancement. Although this market was negatively impacted by the recent economic downturn, we believe this area has significant long-term growth potential.

Mobile. In July 2012, we opened a loan production office in Mobile, Alabama and, in May 2013, converted the location to a full-service banking office. The Mobile MSA is located in southwest Alabama approximately 31 miles from the Gulf of Mexico and is the largest metropolitan area along the Gulf between New Orleans, Louisiana and Tampa, Florida. The Mobile Bay region has over 23,000 businesses and is a center for finance, healthcare, education, manufacturing, transportation, construction, distribution, retail, trade and technology. With its strategic location, the Port of Mobile serves as a gateway between the southeastern United States and global destinations, and is served by 12 shipping lines offering service throughout the world. Virtually every service for the maritime industry can be found in this 310-plus-year old port city. The aviation/aerospace industry is another of the area’s strong, growing industry sectors. A former U.S. Air Force base located on Mobile Bay near downtown Mobile, Brookley Aeroplex has been transformed into a leading 1,700-acre industrial and trade aeroplex with deepwater port access and the capability of landing the Space Shuttle on one of its runways. The Mobile area is also served by five national Class I railroads.

Nashville. In April 2013, we opened a loan production office in Nashville, Tennessee, the state’s capital. The Nashville MSA is located in central Tennessee and is home to over 1.8 million people and 40,000 businesses. Nashville, known as the “Music City” for its country music heritage, is also home to a diverse healthcare industry and is a center for manufacturing, transportation and technology in the area. Nashville has more than 250 healthcare companies headquartered in the region, including 16 publicly traded healthcare companies with combined employment of nearly 400,000 and $70 billion in global revenue. The Nashville area is also considered a transportation hub, as it is one of only 12 U.S. cities with three major intersecting interstate highways. Notable companies with corporate headquarters in Nashville include HCA Holdings, Nissan North America, Dollar General Corporation, Asurion and Community Health Systems. Although we only recently opened our loan production facility in Nashville, we believe the market has great potential.

5

We compete with other retail and commercial banks and financial institutions in our markets. Although some of these institutions may attract customers and business by offering products at prices that do not achieve the returns we desire, we believe we can continue to compete effectively with these institutions by providing a wide array of financial products, depending on our reputation for greater personal service and flexibility, and making credit and other decisions promptly by utilizing our decentralized decision-making process.

Our Management Team

Led by Tom Broughton, our senior management team, board of directors and non-voting advisory boards have substantial business interests in the markets that we serve. We believe that our management and board’s incentives are closely aligned with our stockholders through the ownership of a substantial amount of our stock. Our executive officers and board of directors own an aggregate of 1,141,296 shares of our common stock, including options to purchase shares of our common stock, or approximately 13.95% of the fully-diluted amount of our common stock outstanding, which percentage is not expected to materially change as a result of the offering. The combination of experienced leadership and stock ownership contribute to our culture of success, which we believe builds on itself and allows us to continue to attract and hire top-quality talent in each of our markets. The five members of our senior management team, each of whom is described in more detail below, have an average of 36 years of banking experience.

Thomas “Tom” A. Broughton, III: President and Chief Executive Officer. Mr. Broughton has served as our President and Chief Executive Officer since 2007 and as President and Chief Executive Officer of the bank since 2005. Mr. Broughton has over 30 years of extensive banking experience in Alabama, particularly in Birmingham. In 1985, Mr. Broughton was an organizer and President of First Commercial Bank in Birmingham. First Commercial Bank was acquired by Synovus Financial in 1992. Mr. Broughton continued as President and was named Chief Executive Officer of First Commercial Bank following its acquisition by Synovus Financial. Starting in 1992, Mr. Broughton served in a number of positions at Synovus Financial, including as regional Chief Executive Officer for Alabama, Tennessee and parts of Georgia, until his retirement from Synovus Financial in 2004. Prior to founding First Commercial Bank, Mr. Broughton was a supervisor of several commercial lending departments of large banks in Birmingham. In 2009, Mr. Broughton was named American Banker’s 2009 Community Banker of the Year.

Clarence C. Pouncey, III: Executive Vice President and Chief Operating Officer. Mr. Pouncey has served as our Executive Vice President and Chief Operating Officer since 2007 and Executive Vice President and Chief Operating Officer of the bank since November 2006. Prior to joining the bank, Mr. Pouncey was employed by SouthTrust Bank (subsequently, Wachovia Bank and now Wells Fargo Bank) at its corporate headquarters in Birmingham, in various capacities from 1978 to 2006, most recently as the Senior Vice President and Regional Manager of Real Estate Financial Services. During his employment with SouthTrust, Mr. Pouncey oversaw various operational and production functions in its nine-state footprint of Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Texas and Virginia, and while employed by Wachovia, Mr. Pouncey oversaw various operational and production functions in Alabama, Arizona, Tennessee and Texas.

William “Bud” M. Foshee: Executive Vice President and Chief Financial Officer. Mr. Foshee has served as our Executive Vice President, Chief Financial Officer, Treasurer and Secretary since 2007 and as Executive Vice President, Chief Financial Officer, Treasurer and Secretary of the bank since 2005. Mr. Foshee served as the Chief Financial Officer of Heritage Financial Holding Corporation, a publicly traded bank holding company headquartered in the Huntsville MSA, from 2002 until it was acquired in 2005. Mr. Foshee is a Certified Public Accountant.

Rodney E. Rushing: Executive Vice President and Executive for Correspondent Banking. Mr. Rushing has served as the Executive Vice President and Executive for Correspondent Banking for us and the bank since 2011. Prior to joining us, Mr. Rushing was employed at BBVA Compass from 1982 to 2011, most recently serving as Executive Vice President of Correspondent Banking. At the time of his departure in March 2011, the correspondent banking division of BBVA Compass provided correspondent banking services to over 600 financial institutions with total fundings in excess of $2 billion.

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Don Owens: Senior Vice President and Chief Credit Officer. Mr. Owens has served as the Senior Vice President and Chief Credit Officer for us and the bank since 2012. Prior to joining us, Mr. Owens served as a retail branch manager of First Alabama Bank from 1973 to 1978, worked for C&I Bank (now Bank of America) from 1978 to 1982, including as a branch manager and commercial lender, worked for Republic Bank (now Bank of America) from 1982 to 1988, including as a commercial lender and credit administrator, and served as a Senior Vice President and Senior Loan Administrator for BBVA Compass from 1988 to 2012.

In addition to our senior management team, our co-founder, Stanley “Skip” M. Brock, has served as our Chairman of the Board and a director since 2007 and has served as Chairman of the Board and a director of the bank since its inception in May 2005. He has served as President of Brock Investment Company, Ltd., a private venture capital firm, since its formation in 1995. Prior to 1995, Mr. Brock practiced corporate law for 20 years with one of the largest law firms based in Birmingham, Alabama. Mr. Brock also served as a director of Compass Bancshares, Inc., a publicly traded bank holding company, from 1992 to 1995. Mr. Brock’s experience as a director of a public company, a corporate lawyer and private investor provides him with a background that we believe is valuable to our success.

We also have hired key management employees for all of the bank’s offices, whom we believe have substantial banking experience and strong relationships in their respective markets. As part of our operating strategy, we believe that it is vital to our growth and prospects that we hire the highest-quality bankers in each of our markets. Our regional chief executive officers are empowered to implement our business strategy and make many key business decisions without the need for approval from our senior management team. Our regional chief executive officers and other officers and employees are also incentivized with stock ownership in the Company.

Our board is comprised of a number of business leaders in Alabama, including Messrs. Broughton and Brock. In addition to our and the bank’s boards of directors, which are identical in composition, the bank also has a non-voting advisory board of directors in each of the Huntsville, Montgomery, Dothan and Mobile, Alabama and Pensacola, Florida markets. These directors and advisory directors represent a wide array of business experience and community involvement in the market areas where they live. As residents of our primary service areas, they are sensitive and responsive to the needs of our customers and potential customers. In addition, our directors and advisory directors bring substantial business and banking contacts to us.

For additional information on our management team, see the section titled “Management” beginning on page 74.

Our Financial Performance

As a direct result of our simple community, commercial bank strategy, the quality and depth of our employee base, and the economic health and strength of our markets, we have consistently delivered some of the strongest performance metrics in community banking. We measure our success in three primary categories: growth attributes, balance sheet quality and return metrics. All three of these categories are interdependent and equally important in our view of building value for our stockholders. Within each focal category, we identify key drivers of performance and measure our results, which guide our views of success with respect to the implementation of our business plan.

While we hold ourselves to high standards of performance with respect to stockholder returns, we also measure our performance against all community banks with total assets between $1 billion and $50 billion, a subset of high performing commercial banks determined by returns on average assets and average equity and asset quality, and a peer group comprised of commercial banks with similar lending focuses. More specifically, our comparative financial performance analysis described in this prospectus measures our results in relation to:

•	The nationwide community commercial banking industry (defined as all publicly traded and privately held commercial bank holding companies with total assets between $1 billion and $50 billion)(1),

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•	A group of 10 high performing publicly traded community commercial bank holding companies in the U.S.(2) as measured by returns on average assets and average common equity, coupled with low ratios of non-performing assets to total assets, and

•	A group of 10 publicly traded community commercial bank holding companies in the U.S. with high levels of commercial and industrial loans as a percentage of their total loan portfolios. (3)

(1)	Our selected nationwide community bank holding company group (Nationwide Community BHC) consists of the 437 commercial bank holding companies throughout the U.S. with total assets between $1 billion and $50 billion.
(2)	Our selected peer group of 10 high performing community commercial bank holding companies (High Performing Peer Group) consists of: Bank of the Ozarks, Inc. (OZRK), Wilshire Bancorp, Inc. (WIBC), City Holding Co. (CHCO), Westamerica Bancorp. (WABC), Eagle Bancorp, Inc. (EGBN), Lakeland Financial Corp. (LKFN), German American Bancorp. Inc. (GABC), Southside Bancshares, Inc. (SBSI), Bryn Mawr Bank Corp. (BMTC), S.Y. Bancorp, Inc. (SYBT).
(3)	Our selected group of 10 community commercial bank holding companies with high levels of commercial and industrial loans (High C&I Concentration Peer Group) consists of: City National Corp. (CYN), SVB Financial Group (SIVB), East West Bancorp, Inc. (EWBC), Cullen/Frost Bankers, Inc. (CFR), UMB Financial Corp. (UMBF), PrivateBancorp, Inc. (PVTB), Texas Capital Bancshares, Inc. (TCBI), Pinnacle Financial Partners (PNFP), First NBC Bank Holding Co. (NBCB), Lakeland Financial Corp. (LKFN).

Growth Attributes: Since our inception, our business strategy has resulted in growth rates that outpace most of our competitors and peers. As shown in Table 1, our growth results have exceeded most of the broad banking industry as well as the results produced by our two selected peer groups. Some of the key growth attributes we follow closely in measuring our success include:

•	Growth of deposits, especially growth of core deposits and, more specifically, growth of non-interest bearing deposits,

•	Growth of loans, especially growth of our focus areas of lending such as commercial and industrial credit,

•	Growth of net income, with an eye toward recurring earnings streams, rather than one-time or non-recurring income sources, and

•	Growth of earnings per share, understanding the connection between our earnings per share results, our net income results and our capital needs.

TABLE 1: Growth Attributes		Nationwide	High Performing	High C&I
	ServisFirst	Community	Nationwide Peer	Concentration
	Bancshares, Inc.	BHC Rank(1)	Group Median	Peer Group Median

Five Year Compounded Annual Growth Rate(2):

Total Deposits	23.8%	10	9.7%	12.3%
Non-interest Bearing Deposits	39.9%	18	17.7%	28.9%

Gross Loans	24.2%	5	7.1%	7.5%
Commercial & Industrial Loans	31.4%	8	2.5%	11.0%

Net Income Available to Common Stockholders	42.5%	27	13.1%	13.6%
Diluted Earnings Per Common Share	34.1%	—	9.4%	7.1%

Source: SNL Financial, Inc.

(1)	Rankings based on highest to lowest growth rates.
(2)	Five year period ended December 31, 2013.

Balance Sheet Quality: Also since our inception, we have focused on building a high quality balance sheet capable of delivering strong earnings streams, while protecting and growing our stockholders’ equity. We have assembled a fulsome risk management function that allows us to monitor our balance sheet liquidity, loan quality and exposure to interest rates, while providing our regional chief executive officers and their lending teams latitude to grow customer relationships and deliver a competitive array of commercial banking services. As evidenced by our growth rates, we have succeeded in building both sides of our balance sheet, with loans and deposits garnering equal focus from our management team, resulting in a strong loan to deposit ratio.

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Since 2007 and throughout the economic downturn, even while operating as a smaller bank with a more limited geographic reach and greater pressure on operating expense levels due to size, our focus on credit quality and risk management allowed us to maintain profitability in every quarter. Our emphasis on gathering core deposits to fund our balance sheet growth drives, in large part, our success in delivering earnings alongside the expansion of our assets and liabilities.

We closely measure and monitor our asset quality metrics and proactively manage our lending risk while providing appropriate loan loss reserves. Our historical loss experience in our lending businesses has been low and our ratios of allowance for loan losses as a percentage of our problem assets are in line with peers of similarly high quality lending institutions.

Our expertise in commercial and industrial, or C&I, lending also has driven strong returns throughout the downturn in the national and regional economies. While many community banks have increased lending efforts in commercial and industrial areas, our company has always held this focus and expertise in C&I lending based on our bankers’ extensive experience. We believe this institutional knowledge and experience will continue to drive our ability to grow a high quality loan portfolio, and compete effectively against both larger and smaller banks.

As shown in Table 2, our balance sheet strength is highlighted by our mix of stable and low cost funding sources, the composition of our loan portfolio and our low levels of troubled assets. Some of the key balance sheet quality metrics we follow closely in measuring our success include:

•	Deposit composition, especially our success in building non-interest bearing deposits and our non-reliance on certificates of deposit as funding sources,

•	Loan portfolio composition, especially our mix of commercial and industrial loans as a percentage of our total loans, and

•	Asset quality metrics and coverage ratios, especially our non-performing asset levels as a percentage of our total assets and our allowance for loan losses as a percentage of our troubled loans.

TABLE 2: Balance Sheet Quality		Nationwide	High Performing	High C&I
	ServisFirst	Community	Nationwide Peer	Concentration
	Bancshares, Inc.	BHC Rank	Group Median	Peer Group Median

As of December 31, 2013:

Non-interest Bearing Deposits / Total Deposits (1)	21.5%	206	20.5%	27.5%
Certificates of Deposit / Total Deposits (2)	13.7%	73	21.7%	11.0%

Gross Loans / Total Deposits (1)	94.7%	61	90.6%	87.1%
Commercial & Industrial Loans / Gross Loans (1)	44.7%	22	13.3%	37.6%

Non-performing Assets / Total Assets (3)	0.64%	121	0.83%	0.50%
Allowance for Loan Losses / Total Non-accrual Loans (1)	319%	94	170%	240%

Source: SNL Financial, Inc.

(1)	Ranking for comparison to Nationwide Community BHC group based on highest to lowest percentages.
(2)	Ranking for comparison to Nationwide Community BHC group is based on lowest to highest percentages.
(3)	Ranking for comparison to Nationwide Community BHC group is based on lowest to highest percentages; non-performing assets are defined as non-accrual loans, plus loans 90-days past due, plus other real estate owned.

Return Metrics: Since the founding of our bank, our Board of Directors and senior management team have strived to produce the highest return levels in our industry, while maintaining risk controls and superior balance sheet metrics. Many institutions have sacrificed returns on their capital for more aggressive growth metrics, either organically or through acquisitions. Conversely, many institutions have foregone growth opportunities to focus on what they believe to be attractive return metrics. We view our company as somewhat rare in our industry, having married the two concepts through the execution of our simple business model carried out by teams of the best bankers in our attractive markets.

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We have resisted the pressures to grow our loan portfolio at the expense of greater credit risk, or to support our asset growth with a less attractive funding mix. Our disciplined strategy is to compete aggressively for the top borrowers in our markets based on superior customer service and a full suite of commercial banking products, rather than to lend uneconomically from the standpoint of credit, loan structure or loan pricing. Our strategy has also fundamentally focused our bankers on gathering core deposit accounts and serving our deposit customers with tailored deposit products and state-of-the-art technology.

While we routinely review opportunities to increase our non-interest and fee income, we continue to believe our capital is more effectively utilized in focusing our efforts on our core community, commercial bank products and services.

We believe the efficiency of our business model has been, and will continue to be, one of our greatest strengths. With an average branch size of $253 million in deposits ($341 million for those that have been open at least three years) as of March 31, 2014, we are able to generate significant revenue relative to our employee base, while investing significantly in our support and operational systems, including our technology capabilities, our compliance and oversight capabilities and our lending and deposit services. As the community, commercial banking industry continues to evolve and embraces ongoing changes in technology and communications, we believe we are well positioned to continue to grow our high quality balance sheet and gather new customers while addressing the rapidly changing environment of regulatory and operational oversight. We believe our efficient model is scalable and will allow us to achieve strong financial performance metrics while increasing our stockholder value.

As shown in Table 3, the efficiency of our business model has resulted in attractive financial performance results. Some of the key return metrics we follow closely in measuring our success include:

•	Returns on average common equity and assets, which, alongside growth of earnings, we believe represent global measures of success in community banking,

•	Efficiency measures, including our expense ratios and our revenue per full-time employee, and

•	Net interest margin, with a focus on our cost of deposits.

TABLE 3: Return Metrics		Nationwide	High Performing	High C&I
	ServisFirst	Community	Nationwide Peer	Concentration
	Bancshares, Inc.	BHC Rank	Group Median	Peer Group Median

For the Year Ended December 31, 2013 :

Return on Average Common Equity (1)	18.30%	9	12.88%	9.96%
3-Year Average	18.24%	7	13.03%	9.83%
Return on Average Assets (1)	1.32%	38	1.33%	0.99%
3-Year Average	1.25%	48	1.20%	1.00%

Efficiency Ratio (2)	38.8%	9	54.0%	55.4%
3-Year Average	41.9%	11	54.2%	58.4%
Non-interest Expense / Average Assets (3)	1.51%	12	2.68%	2.45%
3-Year Average	1.65%	13	2.66%	2.51%
Revenue per FTE (4)	$519.4	11	$217.7	$307.9

Cost of Total Deposits (5)	0.44%	284	0.30%	0.22%
Net Interest Margin (6)	3.80%	146	3.80%	3.20%

Source: SNL Financial, Inc.

(1)	Ranking for comparison to Nationwide Community BHC group is based on highest to lowest percentages.
(2)	Defined as total non-interest expense divided by the sum of non-interest income and net interest income; ranking for comparison to Nationwide Community BHC group is based on lowest to highest percentages.
(3)	Ranking for comparison to Nationwide Community BHC group is based on lowest to highest percentages.
(4)	Defined as the sum of interest income and non-interest income divided by the number of full time equivalent employees at period end; ranking for comparison to Nationwide Community BHC group is based on highest to lowest percentages; dollars in thousands.
(5)	Defined as total interest expense on deposits divided by average deposits for the period; ranking for comparison to Nationwide Community BHC group is based on lowest to highest percentages.
(6)	Defined as net interest income divided by average earning assets for the period; ranking for comparison to Nationwide Community BHC group is based on highest to lowest percentages.

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We believe the development of our efficient delivery system and our business model over the last nine years significantly benefits our ability to continue to produce high return growth metrics in the future. We believe our scalable business model and lack of legacy challenges faced by many of our older competitors and peers, including less efficient branch systems highlighted by smaller average deposit sizes per branch, will provide us opportunities to focus our efforts on continuing to outperform the broad community banking markets, positioning us as one of the best performing companies in our industry.

Our Franchise Strengths and Competitive Position

•	Experienced Board and Senior Management Team. Our senior management team, led by Mr. Broughton, is comprised of seasoned professionals, with an average of 36 years of banking experience. Many of our management team members have extensive experience working together at other financial institutions and have successfully executed operating business models similar to ours in the past. We believe that our management and board’s incentives are closely aligned with our stockholders through the ownership of a substantial amount of our stock. The combination of experienced leadership and stock ownership contribute to our culture of success, which we believe builds on itself and allows us to continue to attract and hire top-quality talent in each of our markets.

•	Significant Historical Growth Coupled with Strong Profitability. We have grown from total assets of approximately $1.6 billion as of December 31, 2009, to total assets of approximately $3.5 billion as of December 31, 2013. From our original location in Birmingham, we have grown to 13 locations in seven markets. At the same time, our focus on credit quality, customer service and operating efficiency has allowed us to increase our earnings per share from $1.02 as of December 31, 2009, to $5.69 as of December 31, 2013.

•	Simple, Customer-Focused Business Model. Our principal business is to accept deposits from the public and make loans and other investments. We emphasize competitive products, state of the art technology and a focus on quality service. Our management and employees focus on recognizing customers’ needs and delivering products and services to meet those needs. While many large regional competitors and national banks have chosen to develop non-traditional business lines to supplement their net interest income, we believe our business model of focusing on traditional commercial banking products driven by a high margin delivery system is a superior method to drive returns to our stockholders.

•	Efficient Operations and High-Capacity, Scalable Operating Platform. We have a corporate culture of expense control. At the same time, we have made significant investments in our infrastructure and technology that, when combined with our operating efficiency, create a scalable platform for future growth. Our core systems have significant capacity to deliver comprehensive commercial products and services. We have made other significant investments in financial reporting and servicing systems. We believe we have created a technology platform that will allow us to compete effectively with our competitors.

•	Corporate Structure Designed With The Customer in Mind. We empower our local bankers to make local decisions, supported by centralized risk and credit technology and resources so that our bankers can focus on customer service. Our goal in each market is to employ the highest quality bankers to implement our operating strategy, grow our customer base and provide the highest level of customer service possible. We focus on an in-market geographic model of organizational structure as opposed to a line of business model employed by most regional banks. This structure gives significant responsibility and accountability to our regional chief executive officers, which we believe results in superior customer service.

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Additional Information

Our principal executive office is located at 850 Shades Creek Parkway, Suite 200, Birmingham, Alabama 35209, and our telephone number is (205) 949-0302. Our website is www.servisfirstbank.com. The information contained on our website is not a part of, or incorporated by reference into, this prospectus.

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THE OFFERING

Securities offered by us	625,000 shares of common stock.

Underwriter purchase option	93,750 shares of common stock.

Common shares outstanding after completion of the offering	8,174,812 shares of common stock, assuming the underwriters do not exercise their purchase option.(1)

Securities owned by directors and executive officers	Our directors and executive officers own 1,141,296 shares of our common stock, including options to purchase shares of our common stock, or 13.95% of the fully-diluted amount of our common stock outstanding. We expect that our directors and executive officers will purchase approximately 26,000 shares of our common stock in the offering.

Use of proceeds	Assuming an initial public offering price of $92.00 per share, which is the midpoint of the offering price set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our common stock in this offering will be $53.1 million (or $61.2 million if the underwriters exercise in full their purchase option), after deducting estimated underwriting discounts and offering expenses. We intend to use the net proceeds to us generated by this offering for general corporate purposes. Although we may, from time to time in the ordinary course of business, evaluate potential acquisition opportunities that we believe are complementary to our business and provide attractive risk-adjusted returns, we do not have any immediate plans, arrangements or understandings relating to any material acquisition. For additional information, see “Use of Proceeds.”

Dividends	We are a legal entity separate and distinct from our bank. Our principal source of revenue consists of dividends from our bank. The payment of dividends by our bank is subject to various regulatory requirements. On September 19, 2013, we announced the approval of the initiation of quarterly cash dividends beginning in 2014. The first quarterly cash dividend of $0.15 per share was paid on April 15, 2014 to stockholders of record as of April 8, 2014. Any future determination to pay dividends on our common stock will be made by our board of directors and will depend upon our results of operations, financial condition, capital requirements, regulatory and contractual restrictions, our business strategy and other factors that our board deems relevant. For additional information, see “Dividend Policy.”

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Proposed Nasdaq Global Market symbol	We have applied to list our common stock on the Nasdaq Global Market under the symbol “SFBS.”

Risk factors	Investing in our common stock involves risks. See “Risk Factors,” beginning on page 19, for a discussion of certain factors that you should carefully consider before making an investment decision.

(1)	References in this section to the number of shares of our common stock outstanding after this offering are based on 7,549,812 shares of our common stock issued and outstanding as of April 14, 2014. Unless otherwise noted, these references exclude:

•	614,500 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $26.50 per share (of which options to purchase 243,744 shares have vested);

•	198,170 shares of common stock reserved for issuance in connection with stock awards that remain available for issuance under our 2005 Amended and Restated Stock Incentive Plan and our 2009 Amended and Restated Stock Incentive Plan; and

•	15,000 shares of common stock issuable upon the exercise of warrants issued to certain accredited investors at a price of $25.00 per share in connection with issuance of our 8.25% subordinated note due June 1, 2016, which note has been paid off in full.

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SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

You should read the selected historical consolidated financial and operating data set forth below in conjunction with the sections titled “Management's Discussion and Analysis of Financial Condition and Results of Operations” and “Capitalization,” as well as the consolidated financial statements and the related notes included elsewhere in this prospectus. Except for the data under “Selected Performance Ratios,” “Core Performance Data,” “Asset Quality Ratios,” “Selected Balance Sheet Ratios,” “Capital Adequacy Ratios” and “Growth Ratios,” the selected historical consolidated financial data, other than “Selected Balance Sheet Data,” as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 is derived from our audited financial statements included elsewhere in this prospectus, the selected historical consolidated financial data, other than “Selected Balance Sheet Data,” as of and for the quarters ended March 31, 2014 and 2013 is derived from our unaudited financial statements incorporated by reference in this prospectus, and the historical consolidated financial data as of and for the years ended December 31, 2010 and 2009 and the “Selected Balance Sheet Data”as of December 31, 2011 is derived from our audited financial statements not included in this prospectus.

	As of and for the years ended December 31,					As of and for the quarters ended March 31,
	2009	2010	2011	2012	2013	2013	2014
	(Dollars in thousands except for share and per share data)
Selected Balance Sheet Data:
Total assets	$1,573,497	$1,935,166	$2,460,785	$2,906,314	$3,520,699	$2,861,758	$3,572,914
Loans, net	1,192,173	1,376,741	1,808,712	2,336,924	2,828,205	2,434,475	2,906,069
Total securities	256,098	282,193	309,018	259,844	298,494	262,103	309,475
Deposits	1,432,355	1,758,716	2,143,887	2,511,572	3,019,642	2,423,534	3,031,041
Other borrowings	24,922	24,937	84,219	136,982	194,320	173,846	215,711
Subordinated debentures	15,228	30,420	30,514	15,050	-	-	-
Stockholders’ equity	97,622	117,100	196,292	233,257	297,192	257,547	312,283

Selected Income Statement Data:

Net interest income	$43,860	$62,886	$75,331	$94,122	$112,462	$25,901	$30,849
Provision for loan losses	10,685	10,350	8,972	9,100	13,008	4,284	2,314
Net interest income after provision for loan losses	33,175	52,536	66,359	85,022	99,454	21,617	28,535
Non-interest income	4,413	5,169	6,926	9,643	10,010	2,797	2,175
Non-interest expense	28,930	30,969	37,458	43,100	47,489	10,752	13,723
Income before income taxes	8,658	26,736	35,827	51,565	61,975	13,662	16,987
Net income available to common stockholders	5,878	17,378	23,238	34,045	41,201	9,151	11,656

Per Common Share Data:

Net income, basic	$1.07	$3.15	$4.03	$5.68	$6.00	$1.44	$1.58
Net income, diluted	1.02	2.84	3.53	4.99	5.69	1.31	1.52
Tangible book value per share	17.71	21.19	26.35	30.84	35.00	31.54	36.19
Weighted average shares outstanding:
Basic	5,485,972	5,519,151	5,759,524	5,996,437	6,869,071	6,341,605	7,399,992
Diluted	5,787,643	6,294,604	6,749,163	6,941,752	7,268,675	7,076,505	7,661,890
Actual common shares outstanding	5,513,482	5,527,482	5,932,182	6,268,812	7,350,012	6,897,812	7,524,812

Selected Performance Ratios:

Return on average assets (1)	0.43%	1.04%	1.12%	1.31%	1.32%	1.32%	1.36%
Return on average stockholders' equity (2)	6.33%	15.86%	14.86%	15.99%	15.70%	15.29%	15.63%
Return on average common stockholders' equity	6.33%	15.86%	17.01%	19.41%	18.30%	18.07%	17.83%

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Net interest margin (3)	3.31%	3.94%	3.79%	3.80%	3.80%	3.92%	3.80%
Non-interest income to average assets	0.32%	0.31%	0.33%	0.37%	0.32%	0.40%	0.25%
Non-interest expense to average assets	2.10%	1.85%	1.79%	1.64%	1.51%	1.53%	1.59%
Efficiency ratio (4)	59.93%	45.51%	45.54%	41.54%	38.78%	37.47%	41.56%

Core Performance Data (5):
Core net income available to common stockholders							$12,113
Core earnings per share, basic							$1.64
Core earnings per share, diluted							$1.58
Core return on average assets							1.42%
Core return on average stockholders’ equity							16.23%
Core return on average common stockholders’ equity							18.52%
Core non-interest expense to average assets							1.51%
Core efficiency ratio							39.43%

Asset Quality Ratios:

Non-performing loans to total loans	1.01%	1.03%	0.75%	0.44%	0.34%	0.99%	0.31%
Non-performing assets to total assets (6)	1.57%	1.10%	1.06%	0.69%	0.64%	1.13%	0.53%
Allowance for loan losses to total gross loans	1.24%	1.30%	1.20%	1.11%	1.07%	1.12%	1.08%
Allowance for loan losses to total non-performing loans	120.91%	126.00%	159.96%	253.50%	314.94%	114.07%	345.09%
Net charge-offs to average loans outstanding	0.60%	0.55%	0.32%	0.24%	0.33%	0.49%	0.17%

Selected Balance Sheet Ratios:

Gross loans to total deposits	84.27%	79.31%	85.39%	94.09%	94.68%	101.59%	96.92%
Non-interest bearing deposits to total deposits	14.75%	14.24%	19.54%	21.71%	21.54%	20.95%	21.87%
Certificates of deposit to total deposits	17.73%	15.83%	17.91%	15.75%	13.73%	16.31%	13.42%

Capital Adequacy Ratios:

Tangible common equity to tangible assets	6.20%	6.05%	6.35%	6.65%	7.31%	7.61%	7.62%
Tangible equity to tangible assets	6.20%	6.05%	7.98%	8.03%	8.44%	9.00%	8.74%
Tier 1 leverage ratio (7)	6.97%	7.77%	9.17%	8.43%	8.48%	8.80%	8.81%
Tier 1 common capital ratio	7.69%	8.06%	7.76%	7.63%	8.64%	8.35%	8.89%
Tier 1 capital ratio (8)	8.89%	10.22%	11.39%	9.89%	10.00%	9.93%	10.22%
Total risk-based capital ratio (9)	10.48%	11.82%	12.79%	11.78%	11.73%	11.82%	11.94%

Growth Ratios:

Percentage change in assets	35.38%	22.99%	27.16%	18.11%	21.14%	13.05%	24.85%
Percentage change in net loans	24.49%	15.48%	31.38%	29.20%	21.02%	28.47%	19.37%
Percentage change in deposits	38.08%	22.78%	21.90%	17.15%	20.23%	10.70%	25.07%
Percentage change in common equity	12.49%	19.95%	33.50%	23.64%	33.08%	31.53%	25.08%
Percentage change in net income	(16.09)%	195.64%	34.87%	46.96%	20.82%	12.05%	27.10%
Percentage change in diluted net income per share	(22.14)%	178.43%	24.30%	41.36%	14.03%	9.17%	16.03%

(1)	Return on average assets is defined as net income divided by total average assets.
(2)	Return on average stockholders’ equity is defined as net income divided by average stockholders’ equity.
(3)	Net interest margin is the net yield on interest earning assets and is the difference between the interest yield earned on interest earning assets and interest rate paid on interest bearing liabilities, divided by average earning assets.
(4)	Efficiency ratio is the result of non-interest expense divided by the sum of net interest income and non-interest income.
(5)	Core metrics exclude a non-routine expense in the first quarter of 2014 related to the correction to the accounting policy for options granted to our regional advisory boards. For a reconciliation of these non- GAAP measures to the most comparable GAAP measure, see “GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures.” None of the other periods included in our selected consolidated financial information are affected by this correction.
(6)	Non-performing assets are defined as non-accrual loans plus loans 90-days past due plus other real estate owned.
(7)	Total stockholders' equity excluding unrealized losses on securities available for sale, net of taxes, and intangible assets divided by average assets less intangible assets.
(8)	Total stockholders' equity excluding unrealized gains/(losses) on securities available for sale, net of taxes, and intangible assets divided by total risk-weighted assets.
(9)	Total stockholders' equity excluding unrealized gains/(losses) on securities available for sale, net of taxes, and intangible assets plus allowance for loan losses (limited to 1.25% of risk-weighted assets) divided by total risk-weighted assets.

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GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures

Some of the financial data included in our selected consolidated financial information are not measures of financial performance recognized by generally accepted accounting principles in the United States, or GAAP. These non-GAAP financial measures are “tangible book value per share,” “tangible common equity to tangible assets” and “tangible equity to tangible assets.” Our management uses these non-GAAP financial measures in its analysis of our performance.

•	“Tangible book value per share” is defined as total stockholders’ equity, excluding preferred stock, less intangible assets divided by total common shares outstanding. This measure is important to investors interested in changes from period-to-period in book value per share exclusive of changes in intangible assets.

•	“Tangible common equity to tangible assets” – Tangible common equity is defined as total stockholders’ equity, excluding preferred stock, less intangible assets, and tangible assets are calculated as total assets less intangible assets.

•	“Tangible equity to tangible assets” is defined as the ratio of stockholders’ equity reduced by goodwill divided by total assets reduced by goodwill. This measure is important to many investors who are interested in relative changes from period to period in equity and total assets, each exclusive of changes in intangible assets.

We believe these non-GAAP financial measures provide useful information to management and investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, we acknowledge that our non-GAAP financial measures have a number of limitations. As such, you should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. The following reconciliation table provides a more detailed analysis of these non-GAAP financial measures:

	December 31,					March 31,
	2009	2010	2011	2012	2013	2013	2014

Total stockholders' equity-GAAP	$97,622	$117,100	$196,292	$233,257	$297,192	$257,547	$312,283
Adjustments:
Preferred equity	-	-	39,958	39,958	39,958	39,958	39,958
Goodwill and other intangibles	-	-	-	-	-	-	-
Tangible common equity	97,622	117,100	156,334	193,299	257,234	217,589	272,325
Shares outstanding	5,513,482	5,527,482	5,932,182	6,268,812	7,350,012	6,897,812	7,524,812
Tangible book value per share	$17.71	$21.19	$26.35	$30.84	$35.00	$31.54	$36.19

Total assets - GAAP	$1,573,497	$1,935,166	$2,460,785	$2,906,314	$3,520,699	$2,861,758	$3,572,914
Adjustments:
Goodwill and other intangibles	-	-	-	-	-	-	-
Tangible assets	1,573,497	1,935,166	2,460,785	2,906,314	3,520,699	2,861,758	3,572,914
Tangible common equity to tangible assets	6.20%	6.05%	6.35%	6.65%	7.31%	7.61%	7.62%

Total stockholders' equity-GAAP	$97,622	$117,100	$196,292	$233,257	$297,192	$257,547	$312,283
Adjustments:
Goodwill and other intangibles	-	-	-	-	-	-	-
Tangible equity	97,622	117,100	196,292	233,257	297,192	257,547	312,283
Tangible equity to tangible assets	6.20%	6.05%	7.98%	8.03%	8.44%	9.00%	8.74%

As discussed in more detail in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we recorded a non-routine expense of $703,000 for the first quarter of 2014 resulting from a correction of our accounting for vested stock options previously granted to members of our advisory boards in our Dothan, Huntsville and Mobile, Alabama markets. This change in accounting treatment is a non-cash item and does not impact our operating activities or cash from operations. The non-GAAP financial measures included in our selected consolidated financial information for the quarter ended March 31, 2014 are “core net income available to common stockholders,” “core earnings per share, basic,” “core earnings per share, diluted,” “core return on average assets,” “core return on average stockholders’ equity,” “core return on average common stockholders’ equity,” “core non-interest expense to average assets” and “core efficiency ratio.” Each of these eight core financial measures excludes the impact of the $703,000 non-routine expense attributable to the correction of our accounting for vested stock options. None of the other periods included in our selected consolidated financial information are affected by this correction.

“Core net income available to common stockholders” is defined as net income available to common stockholders, adjusted by the net effect of the non-routine expense.

“Core earnings per share, basic” is defined as net income available to common stockholders, adjusted by the net effect of the non-routine expense, divided by weighted average basic shares outstanding.

“Core earnings per share, diluted” is defined as net income available to common stockholders, adjusted by the net effect of the non-routine expense, divided by weighted average diluted shares outstanding.

“Core return on average assets” is defined as net income, adjusted by the net effect of the non-routine expense, divided by average total assets.

“Core return on average stockholders’ equity” is defined as net income, adjusted by the net effect of the non-routine expense, divided by average stockholders’ equity.

“Core return on average common stockholders’ equity” is defined as net income available to common stockholders, adjusted by the net effect of the non-routine expense, divided by average common stockholders’ equity.

“Core non-interest expense to average assets” is defined as non-interest expense, adjusted by the non-routine expense, divided by average total assets.

“Core efficiency ratio” is defined as non-interest expense, adjusted by the non-routine expense, divided by the sum of net interest income and non-interest income.

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We believe these non-GAAP financial measures provide useful information to management and investors that is supplementary to our first quarter 2014 financial condition, results of operations and cash flows computed in accordance with GAAP; however, we acknowledge that these non-GAAP financial measures have a number of limitations. As such, you should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. The following reconciliation table provides a more detailed analysis of the non-GAAP financial measures for the quarter ended March 31, 2014:

For the quarter ended March 31, 2014
(Dollars in Thousands)
Non-interest expense to average assets - GAAP	1.59%
Non-interest expense - GAAP	$13,723
Adjustments:
Adjustment for non-routine expense	(703)
Core non-interest expense	$13,020
Average assets	$3,500,257
Core non-interest expense to average assets	1.51%

Efficiency ratio - GAAP	41.56%
Net interest income	$30,849
Non-interest income	2,175
Total net interest income and non-interest income	$33,024
Core efficiency ratio	39.43%

Provision for income taxes - GAAP	$5,229
Adjustments:
Adjustment for non-routine expense	246
Core provision for income taxes	$5,475

Return on average assets - GAAP	1.36%
Net income - GAAP	$11,758
Adjustments:
Adjustment for non-routine expense	457
Core net income	$12,215
Average assets	$3,500,257
Core return on average assets	1.42%

Return on average stockholders' equity - GAAP	15.63%
Average stockholders' equity	$305,146
Core return on average stockholders' equity	16.23%

Return on average common stockholders' equity	17.83%
Net income available to common stockholders - GAAP	$11,656
Adjustments:
Adjustment for non-routine expense	457
Core net income available to common stockholders	$12,113
Average common stockholders' equity	$265,188
Core return on average common stockholders' equity	18.52%

Earnings per share, basic - GAAP	$1.58
Weighted average shares outstanding, basic	7,399,992
Core earnings per share, basic	$1.64

Earnings per share, diluted - GAAP	$1.52
Weighted average shares outstanding, diluted	7,661,890
Core earnings per share, diluted	$1.58

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RISK FACTORS

Investing in our common stock involves a significant degree of risk. You should carefully consider the following risk factors, in addition to the other information contained in this prospectus, before deciding to invest in our common stock. Any of the following risks, as well as risks that we do not know or currently deem immaterial, could materially and adversely affect our business, prospects, financial condition, results of operations and cash flow. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment. Further, to the extent that any of the information in this prospectus constitutes forward-looking statements, the risk factors below also are cautionary statements identifying important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. See “Cautionary Note Regarding Forward-Looking Statements” on page 37.

Risks Related To Our Business

As a business operating in the financial services industry, our business and operations may be adversely affected in numerous and complex ways by weak economic conditions.

Our businesses and operations, which primarily consist of lending money to customers in the form of loans, borrowing money from customers in the form of deposits and investing in securities, are sensitive to general business and economic conditions in the United States. If the U.S. economy weakens, our growth and profitability from our lending, deposit and investment operations could be constrained. Uncertainty about the federal fiscal policymaking process, the medium and long-term fiscal outlook of the federal government, and future tax rates is a concern for businesses, consumers and investors in the United States. In addition, economic conditions in foreign countries, including uncertainty over the stability of the euro and other currencies, could affect the stability of global financial markets, which could hinder U.S. economic growth. Weak economic conditions are characterized by deflation, fluctuations in debt and equity capital markets, a lack of liquidity and/or depressed prices in the secondary market for mortgage loans, increased delinquencies on mortgage, consumer and commercial loans, residential and commercial real estate price declines and lower home sales and commercial activity. The current economic environment is also characterized by interest rates at historically low levels, which impacts our ability to attract deposits and to generate attractive earnings through our investment portfolio. All of these factors can individually or in the aggregate be detrimental to our business, and the interplay between these factors can be complex and unpredictable. Our business is also significantly affected by monetary and related policies of the U.S. federal government and its agencies. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond our control. Adverse economic conditions and government policy responses to such conditions could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are dependent on the services of our management team and board of directors, and the unexpected loss of key officers or directors may adversely affect our business and operations.

We are led by an experienced core management team with substantial experience in the markets that we serve, and our operating strategy focuses on providing products and services through long-term relationship managers. Accordingly, our success depends in large part on the performance of our key personnel, as well as on our ability to attract, motivate and retain highly qualified senior and middle management. Competition for employees is intense, and the process of locating key personnel with the combination of skills and attributes required to execute our business plan may be lengthy. If any of our or the bank’s executive officers, other key personnel, or directors leaves us or the bank, our operations may be adversely affected. In particular, we believe that Thomas A. Broughton, III, Clarence C. Pouncey, III, and William M. Foshee are extremely important to our success and the success of our bank. Mr. Broughton has extensive executive-level banking experience and is the President and Chief Executive Officer of us and the bank. Mr. Pouncey has extensive operating banking experience and is an Executive Vice President and the Chief Operating Officer of us and the bank. Mr. Foshee has extensive financial and accounting banking experience and is an Executive Vice President and the Chief Financial Officer of us and the bank. If any of Mr. Broughton, Mr. Pouncey or Mr. Foshee leaves his position for any reason, our financial condition and results of operations may suffer. The bank is the beneficiary of a key man life insurance policy on the life of Mr. Broughton in the amount of $5 million. Also, we have hired key officers to run our banking offices in each of the Huntsville, Montgomery, Mobile and Dothan, Alabama markets and the Pensacola, Florida market, who are extremely important to our success in such markets. If any of them leaves for any reason, our results of operations could suffer in such markets. With the exception of the key officers in charge of our Huntsville and Montgomery banking offices, we do not have employment agreements or non-competition agreements with any of our executive officers, including Messrs. Broughton, Pouncey and Foshee. In the absence of these types of agreements, our executive officers are free to resign their employment at any time and accept an offer of employment from another company, including a competitor. Additionally, our directors’ and advisory board members’ community involvement and diverse and extensive local business relationships are important to our success. Any material change in the composition of our board of directors or the respective advisory boards of the bank could have a material adverse effect on our business, financial condition, results of operations and prospects.

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We may not be able to successfully expand into new markets.

We have opened new offices and operations in three primary markets (Pensacola, Florida, Mobile, Alabama and Nashville, Tennessee) in the past four years. We may not be able to successfully manage this growth with sufficient human resources, training and operational, financial and technological resources. Any such failure could limit our ability to be successful in these new markets and may have a material adverse effect on our business, financial condition, results of operations and prospects.

A prolonged downturn in the real estate market could result in losses and adversely affect our profitability.

As of December 31, 2013, approximately 48.3% of our loan portfolio was composed of commercial and consumer real estate loans. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. The recent recession has adversely affected real estate market values across the country and values may continue to decline. A further decline in real estate values could further impair the value of our collateral and our ability to sell the collateral upon any foreclosure, which would likely require us to increase our provision for loan losses. In the event of a default with respect to any of these loans, the amounts we receive upon sale of the collateral may be insufficient to recover the outstanding principal and interest on the loan. If we are required to re-value the collateral securing a loan to satisfy the debt during a period of reduced real estate values or to increase our allowance for loan losses, our profitability could be adversely affected, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Lack of seasoning of our loan portfolio could increase risk of credit defaults in the future.

As a result of our growth over the past several years, approximately 56% of the loans in our loan portfolio were originated during the past two years. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process referred to as “seasoning.” As a result, a portfolio of older loans will usually behave more predictably than a newer portfolio. Because a large portion of our portfolio is relatively new, the current level of delinquencies and defaults may not represent the level that may prevail as the portfolio becomes more seasoned. If delinquencies and defaults increase, we may be required to increase our provision for loan losses, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our high concentration of large loans to certain borrowers may increase our credit risk.

Our growth over the last several years has been partially attributable to our ability to originate and retain large loans. Many of these loans have been made to a small number of borrowers, resulting in a high concentration of large loans to certain borrowers. As of December 31, 2013, our 10 largest borrowing relationships ranged from approximately $17.2 million to $21.9 million (including unfunded commitments) and averaged approximately $19.0 million in total commitments. Along with other risks inherent in these loans, such as the deterioration of the underlying businesses or property securing these loans, this high concentration of borrowers presents a risk to our lending operations. If any one of these borrowers becomes unable to repay its loan obligations as a result of economic or market conditions, or personal circumstances, such as divorce or death, our non-performing loans and our provision for loan losses could increase significantly, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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Our decisions regarding credit risk could be inaccurate and our allowance for loan losses may be inadequate, which could have a material adverse effect on our business, financial condition, results of operations and future prospects.

Our earnings are affected by our ability to make loans, and thus we could sustain significant loan losses and consequently significant net losses if we incorrectly assess either the creditworthiness of our borrowers resulting in loans to borrowers who fail to repay their loans in accordance with the loan terms or the value of the collateral securing the repayment of their loans, or we fail to detect or respond to a deterioration in our loan quality in a timely manner. Management makes various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. We maintain an allowance for loan losses that we consider adequate to absorb losses inherent in the loan portfolio based on our assessment of the information available. In determining the size of our allowance for loan losses, we rely on an analysis of our loan portfolio based on historical loss experience, volume and types of loans, trends in classification, volume and trends in delinquencies and non-accruals, national and local economic conditions and other pertinent information. We target small and medium-sized businesses as loan customers. Because of their size, these borrowers may be less able to withstand competitive or economic pressures than larger borrowers in periods of economic weakness. Also, as we expand into new markets, our determination of the size of the allowance could be understated due to our lack of familiarity with market-specific factors. Despite the effects of sustained economic weakness, we believe our allowance for loan losses is adequate. Our allowance for loan losses as of December 31, 2013 was $30.7 million, or 1.07% of total gross loans.

If our assumptions are inaccurate, we may incur loan losses in excess of our current allowance for loan losses and be required to make material additions to our allowance for loan losses, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

However, even if our assumptions are accurate, federal and state regulators periodically review our allowance for loan losses and could require us to materially increase our allowance for loan losses or recognize further loan charge-offs based on judgments different than those of our management. Any material increase in our allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we fail to design, implement and maintain effective internal control over financial reporting or remediate any future material weakness in our internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Effective internal control over financial reporting is necessary for us to provide reliable reports and prevent fraud.

We believe that a control system, no matter how well designed and managed, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. We may not be able to identify all significant deficiencies and/or material weaknesses in our internal control in the future, and our failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) could have a material adverse effect on our business, financial condition, results of operations and prospects.

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Our corporate structure provides for decision-making authority by our regional chief executive officers and banking teams. Our business, financial condition, results of operations and prospects could be negatively affected if our employees do not follow our internal policies or are negligent in their decision-making.

We attract and retain our management talent by empowering them to make certain business decisions on a local level. Lending authorities are assigned to regional chief executive officers and their banking teams based on their experience. Additionally, all loans in excess of $1.0 million are reviewed by our centralized credit administration department in Birmingham. Moreover, for decisions that fall outside of the assigned authorities, our regional chief executive officers are required to obtain approval from our senior management team. Our local bankers may not follow our internal procedures or otherwise act in our best interests with respect to their decision-making. A failure of our employees to follow our internal policies, or actions taken by our employees that are negligent could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business strategy includes the continuation of our growth plans, and our business, financial condition, results of operations and prospects could be negatively affected if we fail to grow or fail to manage our growth effectively.

We intend to continue pursuing our growth strategy for our business through organic growth of our loan portfolio. Our prospects must be considered in light of the risks, expenses and difficulties that can be encountered by financial service companies in rapid growth stages, which include the risks associated with the following:

•	maintaining loan quality;

•	maintaining adequate management personnel and information systems to oversee such growth;

•	maintaining adequate control and compliance functions; and

•	securing capital and liquidity needed to support anticipated growth.

We may not be able to expand our presence in our existing markets or successfully enter new markets, and any expansion could adversely affect our results of operations. Our ability to grow successfully will depend on a variety of factors, including the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth. Failure to manage our growth effectively could adversely affect our ability to successfully implement our business strategy, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our continued pace of growth may require us to raise additional capital in the future to fund such growth, and the unavailability of additional capital on terms acceptable to us could adversely affect our growth and/or our financial condition and results of operations.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. To support our recent and ongoing growth, we have completed a series of capital transactions during the past three years, including:

•	the sale of 40,000 shares of our senior non-cumulative perpetual preferred stock, Series A, par value $.001 per share (or “Series A Preferred Stock”) to the United States Department of the Treasury (“Treasury”) in connection with the Treasury’s Small Business Lending Fund program, for gross proceeds of $40,000,000 on June 21, 2011;

•	the sale of an aggregate of 340,000 shares of our common stock at $30 per share, or $10,200,000, in a private placement completed on June 30, 2011;

•	the sale of $20,000,000 in 5.5% subordinated notes due November 9, 2022 to accredited investor purchasers in November 2012, the proceeds of which were used to pay off $15,000,000 in our 8.5% subordinated debentures; and

•	the sale of an aggregate of 250,000 shares of our common stock at $41.50 per share, or $10,375,000, in a private placement completed on December 2, 2013.

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After giving effect to these transactions and this offering, we believe that we will have sufficient capital to meet our capital needs for our immediate growth plans. However, we will continue to need capital to support our longer-term growth plans. If capital is not available on favorable terms when we need it, we will have to either issue common stock or other securities on less than desirable terms or reduce our rate of growth until market conditions become more favorable. Either of such events could have a material adverse effect on our business, financial condition, results of operations and prospects.

Competition from financial institutions and other financial service providers may adversely affect our profitability.

The banking business is highly competitive, and we experience competition in our markets from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other community banks and super-regional and national financial institutions that operate offices in our service areas.

We compete with these other financial institutions both in attracting deposits and in making loans. In addition, we must attract our customer base from other existing financial institutions and from new residents. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to successfully compete with an array of financial institutions in our service areas.

Our ability to compete successfully will depend on a number of factors, including, among other things:

•	our ability to build and maintain long-term customer relationships while ensuring high ethical standards and safe and sound banking practices;

•	the scope, relevance and pricing of products and services that we offer;

•	customer satisfaction with our products and services;

•	industry and general economic trends; and

•	our ability to keep pace with technological advances and to invest in new technology.

Increased competition could require us to increase the rates that we pay on deposits or lower the rates that we offer on loans, which could reduce our profitability. Our failure to compete effectively in our market could restrain our growth or cause us to lose market share, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Unpredictable economic conditions or a natural disaster in the state of Alabama, the panhandle of the state of Florida or the Nashville, Tennessee MSA may have a material adverse effect on our financial performance.

Substantially all of our borrowers and depositors are individuals and businesses located and doing business in our markets within the state of Alabama, the panhandle of the state of Florida and the Nashville, Tennessee MSA. Therefore, our success will depend on the general economic conditions in these areas, and more particularly in Birmingham, Huntsville, Dothan, Montgomery and Mobile, Alabama, Pensacola, Florida and Nashville, Tennessee, which we cannot predict with certainty. Unlike with many of our larger competitors, the majority of our borrowers are commercial firms, professionals and affluent consumers located and doing business in such local markets. As a result, our operations and profitability may be more adversely affected by a local economic downturn or natural disaster in Alabama, Florida or Tennessee, particularly in such markets, than those of larger, more geographically diverse competitors. For example, a downturn in the economy of any of our MSAs could make it more difficult for our borrowers in those markets to repay their loans and may lead to loan losses that we cannot offset through operations in other markets until we can expand our markets further. Our entry into the Pensacola, Florida and Mobile, Alabama markets increased our exposure to potential losses associated with hurricanes and similar natural disasters that are more common on the Gulf Coast than in our other markets. Accordingly, any regional or local economic downturn, or natural or man-made disaster, that affects Alabama, the panhandle of Florida or the Nashville, Tennessee MSA, or existing or prospective property or borrowers in Alabama, the panhandle of Florida or the Nashville, Tennessee MSA may affect us and our profitability more significantly and more adversely than our more geographically diversified competitors, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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We encounter technological change continually and have fewer resources than many of our competitors to invest in technological improvements.

The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. In addition to serving customers better, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our success will depend in part on our ability to address our customers’ needs by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements than we have. We may not be able to implement new technology-driven products and services effectively or be successful in marketing these products and services to our customers. As these technologies are improved in the future, we may, in order to remain competitive, be required to make significant capital expenditures, which may increase our overall expenses and have a material adverse effect on our net income.

We depend on our information technology and telecommunications systems and third-party servicers, and any systems failures or interruptions could adversely affect our operations and financial condition.

Our business depends on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party servicers. We outsource many of our major systems, such as data processing, loan servicing and deposit processing systems. For example, Jack Henry & Associates, Inc. provides our entire core banking system through a service bureau arrangement. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If significant, sustained or repeated, a system failure or service denial could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may bear costs associated with the proliferation of computer theft and cybercrime.

We necessarily collect, use and hold data concerning individuals and businesses with whom we have a banking relationship. Threats to data security, including unauthorized access and cyber attacks, rapidly emerge and change, exposing us to additional costs for protection or remediation and competing time constraints to secure our data in accordance with customer expectations and statutory and regulatory requirements. It is difficult and near impossible to defend against every risk being posed by changing technologies as well as criminals intent on committing cyber-crime. Increasing sophistication of cyber-criminals and terrorists make keeping up with new threats difficult and could result in a breach of our data security. Patching and other measures to protect existing systems and servers could be inadequate, especially on systems that are being retired. Controls employed by our information technology department and third-party vendors could prove inadequate. We could also experience a breach by intentional or negligent conduct on the part of our employees or other internal sources. Our systems and those of our third-party vendors may become vulnerable to damage or disruption due to circumstances beyond our or their control, such as from catastrophic events, power anomalies or outages, natural disasters, network failures, and viruses and malware.

A breach of our security that results in unauthorized access to our data could expose us to a disruption or challenges relating to our daily operations as well as to data loss, litigation, damages, fines and penalties, significant increases in compliance costs, and reputational damage, any of which could individually or in the aggregate have a material adverse effect on our business, results of operations, financial condition and prospects.

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Our recent results may not be indicative of our future results, and may not provide guidance to assess the risk of an investment in our common stock.

We may not be able to sustain our historical rate of growth and may not even be able to expand our business at all. In addition, our recent growth may distort some of our historical financial ratios and statistics. In the future, we may not have the benefit of several factors that were favorable until late 2008, such as a rising interest rate environment, a strong residential housing market or the ability to find suitable expansion opportunities. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or prohibit our ability to expand our market presence. As a small commercial bank, we have different lending risks than larger banks. We provide services to our local communities; thus, our ability to diversify our economic risks is limited by our own local markets and economies. We lend primarily to small to medium-sized businesses, which may expose us to greater lending risks than those faced by banks lending to larger, better-capitalized businesses with longer operating histories. We manage our credit exposure through careful monitoring of loan applicants and loan concentrations in particular industries, and through our loan approval and review procedures. Our use of historical and objective information in determining and managing credit exposure may not be accurate in assessing our risk. Our failure to sustain our historical rate of growth or adequately manage the factors that have contributed to our growth could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our directors and executive officers own a significant portion of our common stock and can exert influence over our business and corporate affairs.

Our directors and executive officers, as a group, beneficially owned approximately 14.11% of our outstanding common stock as of April 14, 2014. As a result of their ownership, our directors and executive officers will have the ability, by voting their shares in concert, to influence the outcome of all matters submitted to our stockholders for approval, including the election of directors.

We engage in lending secured by real estate and may be forced to foreclose on the collateral and own the underlying real estate, subjecting us to the costs associated with the ownership of the real property.

Since we originate loans secured by real estate, we may have to foreclose on the collateral property to protect our investment and may thereafter own and operate such property, in which case we are exposed to the risks inherent in the ownership of real estate. As of December 31, 2013, we held $12.7 million in other real estate owned. The amount that we, as a mortgagee, may realize after a default is dependent upon factors outside of our control, including, but not limited to:

•	general or local economic conditions;

•	environmental cleanup liability;

•	neighborhood assessments;

•	interest rates;

•	real estate tax rates;

•	operating expenses of the mortgaged properties;

•	supply of and demand for rental units or properties;

•	ability to obtain and maintain adequate occupancy of the properties;

•	zoning laws;

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•	governmental and regulatory rules;

•	fiscal policies; and

•	natural disasters.

Our inability to manage the amount of costs or size of the risks associated with the ownership of real estate could have a material adverse effect on our business, financial condition, results of operations and prospects.

Regulatory requirements affecting our loans secured by commercial real estate could limit our ability to leverage our capital and adversely affect our growth and profitability.

The federal bank regulatory agencies have indicated their view that banks with high concentrations of loans secured by commercial real estate are subject to increased risk and should hold higher capital than regulatory minimums to maintain an appropriate cushion against loss that is commensurate with the perceived risk. Because a significant portion of our loan portfolio is dependent on commercial real estate, a change in the regulatory capital requirements applicable to us as a result of these policies could limit our ability to leverage our capital, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The dividend rate on our Series A Preferred Stock fluctuates based on the changes in our “qualified small business lending” and other factors and may increase, which could adversely affect income to common stockholders.

We issued $40.0 million in Series A Preferred Stock to the Treasury on June 21, 2011 in connection with the Treasury’s Small Business Lending Fund program. Dividends on each share of our Series A Preferred Stock are payable on the liquidation amount at an annual rate calculated based upon the “percentage change in qualified lending” of the bank between each dividend period and the “baseline” level of “qualified small business lending” of the bank. Such dividend rate may vary from 1% per annum to 7% per annum for the eleventh through the eighteenth dividend periods and that portion of the nineteenth dividend period ending on the four and one-half year anniversary of the date of issuance of the Series A Preferred Stock (or, the dividend periods from October 1, 2013 through and including December 20, 2015). The dividend rate increases to a fixed rate of 9% after 4.5 years from the issuance of our Series A Preferred Stock (or, on December 21, 2015), regardless of the previous rate, until all of the preferred shares are redeemed. If we are unable to maintain our “qualified small business lending” at certain levels, if we fail to comply with certain other terms of our Series A Preferred Stock, or if we are unable to redeem our Series A Preferred Stock within 4.5 years following issuance, the dividend rate on our Series A Preferred Stock could result in materially greater dividend payments, which in turn could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to interest rate risk, which could adversely affect our profitability.

Our profitability, like that of most financial institutions, depends to a large extent on our net interest income, which is the difference between our interest income on interest-earning assets, such as loans and investment securities, and our interest expense on interest bearing liabilities, such as deposits and borrowings. We have positioned our asset portfolio to benefit in a higher or lower interest rate environment, but this may not remain true in the future. Our interest sensitivity profile was somewhat asset sensitive as of December 31, 2013, meaning that our net interest income and economic value of equity would increase more from rising interest rates than from falling interest rates. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Board of Governors of the Federal Reserve System (or, the “Federal Reserve”). Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the interest we pay on deposits and borrowings, but such changes could also affect our ability to originate loans and obtain deposits, the fair value of our financial assets and liabilities, and the average duration of our assets. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings. Any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our business, financial condition, results of operations and prospects.

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In addition, an increase in interest rates could also have a negative impact on our results of operations by reducing the ability of borrowers to repay their current loan obligations. These circumstances could not only result in increased loan defaults, foreclosures and charge-offs, but also necessitate further increases to the allowance for loan losses which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Liquidity risk could impair our ability to fund operations and meet our obligations as they become due.

Liquidity is essential to our business. Liquidity risk is the potential that we will be unable to meet our obligations as they come due because of an inability to liquidate assets or obtain adequate funding. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. In particular, approximately 74.0% of the bank’s liabilities as of December 31, 2013 were checking accounts and other liquid deposits, which are payable on demand or upon several days’ notice, while by comparison, 81.2% of the assets of the bank were loans, which cannot be called or sold in the same time frame. Our access to funding sources in amounts adequate to finance our activities or on terms that are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Market conditions or other events could also negatively affect the level or cost of funding, affecting our ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations and fund asset growth and new business transactions at a reasonable cost, in a timely manner and without adverse consequences. Any substantial, unexpected or prolonged change in the level or cost of liquidity could have a material adverse effect on our ability to meet deposit withdrawals and other customer needs, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The fair value of our investment securities can fluctuate due to factors outside of our control.

As of December 31, 2013, the fair value of our investment securities portfolio was approximately $297.5 million. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. These factors include, but are not limited to, rating agency actions in respect of the securities, defaults by the issuer or with respect to the underlying securities, and changes in market interest rates and continued instability in the capital markets. Any of these factors, among others, could cause other-than-temporary impairments and realized and/or unrealized losses in future periods and declines in other comprehensive income, which could materially and adversely affect our business, results of operations, financial condition and prospects. The process for determining whether impairment of a security is other-than-temporary usually requires complex, subjective judgments about the future financial performance and liquidity of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security. Our failure to assess any currency impairments or losses with respect to our securities could have a material adverse effect on our business, financial condition, results of operations and prospects.

Deterioration in the fiscal position of the U.S. federal government and downgrades in Treasury and federal agency securities could adversely affect us and our banking operations.

The long-term outlook for the fiscal position of the U.S. federal government is uncertain, as illustrated by the 2011 downgrade by certain rating agencies of the credit rating of the U.S. government and federal agencies. However, in addition to causing economic and financial market disruptions, any future downgrade, failure to raise the U.S. statutory debt limit, or deterioration in the fiscal outlook of the U.S. federal government, could, among other things, materially adversely affect the market value of the U.S. and other government and governmental agency securities that we hold, the availability of those securities as collateral for borrowing, and our ability to access capital markets on favorable terms. In particular, it could increase interest rates and disrupt payment systems, money markets, and long-term or short-term fixed income markets, adversely affecting the cost and availability of funding, which could negatively affect our profitability. Also, the adverse consequences of any downgrade could extend to those to whom we extend credit and could adversely affect their ability to repay their loans. Any of these developments could have a material adverse effect on our business, financial condition, results of operations and prospects.

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We may be adversely affected by the soundness of other financial institutions.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty, and other relationships. We have exposure to different industries and counterparties, and through transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, and other institutional clients. As a result, defaults by, or even rumors or questions about, one or more financial services companies, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. These losses or defaults could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to environmental liability risk associated with our lending activities.

In the course of our business, we may purchase real estate, or we may foreclose on and take title to real estate. As a result, we could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination or may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. Any significant environmental liabilities could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Our Industry

We are subject to extensive regulation that could limit or restrict our activities and impose financial requirements or limitations on the conduct of our business, which limitations or restrictions could have a material adverse effect on our profitability.

We operate in a highly regulated industry and are subject to examination, supervision and comprehensive regulation by various federal and state agencies including the Federal Reserve, the Federal Deposit Insurance Corporation (“FDIC”) and the Alabama State Banking Department (the “Alabama Banking Department”). Regulatory compliance is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, and interest rates paid on deposits. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth. Violations of various laws, even if unintentional, may result in significant fines or other penalties, including restrictions on branching or bank acquisitions. Recently, banks generally have faced increased regulatory sanctions and scrutiny particularly with respect to the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (“USA Patriot Act”) and other statutes relating to anti-money laundering compliance and customer privacy. The recent recession had major adverse effects on the banking and financial industry, during which time many institutions saw a significant amount of their market capitalization erode as they charged off loans and wrote down the value of other assets. As described above, recent legislation has substantially changed, and increased, federal regulation of financial institutions, and there may be significant future legislation (and regulations under existing legislation) that could have a further material effect on banks and bank holding companies like us.

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In July 2013, the U.S. federal banking authorities approved the implementation of the Basel III regulatory capital reforms and issued rules effecting certain changes required by the Dodd-Frank Act (the “Basel III Rules”). The Basel III Rules are applicable to all U.S. banks that are subject to minimum capital requirements as well as to bank and saving and loan holding companies, other than "small bank holding companies" (generally bank holding companies with consolidated assets of less than $500 million). The Basel III Rules not only increase most of the required minimum regulatory capital ratios, they introduce a new common equity Tier 1 capital ratio and the concept of a capital conservation buffer. The Basel III Rules also expand the current definition of capital by establishing additional criteria that capital instruments must meet to be considered additional Tier 1 capital (that is, Tier 1 capital in addition to common equity) and Tier 2 capital. A number of instruments that now generally qualify as Tier 1 capital will not qualify or their qualifications will change when the Basel III Rules are fully implemented. However, the Basel III Rules permit banking organizations with less than $15 billion in assets to retain, through a one-time election, the existing treatment for accumulated other comprehensive income, which currently does not affect regulatory capital. The Basel III Rules have maintained the general structure of the current prompt corrective action thresholds while incorporating the increased requirements, including the common equity Tier 1 capital ratio. In order to be a "well-capitalized" depository institution under the new regime, an institution must maintain a common equity Tier 1 capital ratio of 6.5% or more; a Tier 1 capital ratio of 8% or more; a total capital ratio of 10% or more; and a leverage ratio of 5% or more. Institutions must also maintain a capital conservation buffer consisting of common equity Tier 1 capital. Generally, financial institutions will become subject to the Basel III Rules on January 1, 2015 with a phase-in period through 2019 for many of the changes.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably. We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the related rules and regulations promulgated by the SEC. These laws and regulations increase the scope, complexity and cost of corporate governance, reporting and disclosure practices over those of non-public or non-reporting companies. Despite our conducting business in a highly regulated environment, these laws and regulations have different requirements for compliance than we experienced prior to becoming a reporting company. Our expenses related to services rendered by our accountants, legal counsel and consultants have increased in order to ensure compliance with these laws and regulations that we became subject to as a reporting company and may increase further as we become a public company and grow in size. These provisions, as well as any other aspects of current or proposed regulatory or legislative changes to laws applicable to us may impact the profitability of our business activities and may change certain of our business practices, including our ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads and could expose us to additional costs, including increased compliance costs, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Federal and state regulators periodically examine our business and we may be required to remediate adverse examination findings.

The Federal Reserve, the FDIC and the Alabama Banking Department periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, a federal or state banking agency were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil monetary penalties against our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance and place us into receivership or conservatorship. Any regulatory action against us could have a material adverse effect on our business, results of operations, financial condition and prospects.

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Our FDIC deposit insurance premiums and assessments may increase.

The deposits of the bank are insured by the FDIC up to legal limits and, accordingly, subject it to the payment of FDIC deposit insurance assessments. The bank’s regular assessments are determined by its risk classification, which is based on its regulatory capital levels and the level of supervisory concern that it poses. High levels of bank failures since the beginning of the financial crisis and increases in the statutory deposit insurance limits have increased resolution costs to the FDIC and put significant pressure on the Deposit Insurance Fund. In order to maintain a strong funding position and restore the reserve ratios of the Deposit Insurance Fund, the FDIC increased deposit insurance assessment rates and charged a special assessment to all FDIC-insured financial institutions. Further increases in assessment rates or special assessments may occur in the future, especially if there are significant additional financial institution failures. Any future special assessments, increases in assessment rates or required prepayments in FDIC insurance premiums could reduce our profitability or limit our ability to pursue certain business opportunities, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The Community Reinvestment Act, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The U.S. Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. A successful regulatory challenge to an institution’s performance under the Community Reinvestment Act or fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition, results of operations and prospects.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The Bank Secrecy Act, the USA Patriot, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. The Federal Financial Crimes Enforcement Network is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration, and Internal Revenue Service. We are also subject to increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control (“OFAC”). If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could have a material adverse effect on our business, financial condition, results of operations and prospects.

Financial reform legislation will, among other things, tighten capital standards, create a new Consumer Financial Protection Bureau and result in new regulations that are likely to increase our costs of operations.

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was signed into law. As final rules and regulations implementing the Dodd-Frank Act are adopted, this law is significantly changing the current bank regulatory structure and affecting the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires various federal agencies to adopt a broad range of new implementing rules and regulations and to prepare numerous studies and reports for Congress. The federal agencies are given significant discretion in drafting the implementing rules and regulations, and consequently, many of the details and much of the impact of the Dodd-Frank Act may not be known for many years.

The Dodd-Frank Act eliminated the federal prohibitions on paying interest on demand deposits effective one year after the date of its enactment, thus allowing businesses to have interest bearing checking accounts. Depending on competitive responses, this significant change to existing law could have an adverse impact on our interest expense.

The Dodd-Frank Act also broadens the base for FDIC insurance assessments. Assessments are now based on the average consolidated total assets less tangible equity capital of a financial institution. The Dodd-Frank Act permanently increases the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor. Non-interest bearing transaction accounts and certain attorney’s trust accounts had unlimited deposit insurance through December 31, 2012.

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The Dodd-Frank Act requires publicly traded companies to give stockholders a non-binding vote on executive compensation and golden parachute payments. In addition, the Dodd-Frank Act authorizes the SEC to promulgate rules that would allow stockholders to nominate their own candidates using a company’s proxy materials and directs the federal banking regulators to issue rules prohibiting incentive compensation that encourages inappropriate risks.

The Dodd-Frank Act created a new Consumer Financial Protection Bureau with broad powers to supervise and enforce consumer protection laws. The Bureau now has broad rule-making authority for a wide range of consumer protection laws that apply to all banks, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. The Bureau has examination and enforcement authority over all banks with more than $10 billion in assets. Institutions with less than $10 billion in assets will continue to be examined for compliance with consumer laws by their primary bank regulator.

As noted above, many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, making it difficult to anticipate the overall financial impact on us. However, compliance with this new law and its implementing regulations will result in additional operating and compliance costs that could have a material adverse effect on our business, financial condition, results of operations and prospects.

Additional regulatory requirements especially those imposed under ARRA, EESA or other legislation intended to strengthen the U.S. financial system, could adversely affect us.

Recent government efforts to strengthen the U.S. financial system, including the implementation of the American Recovery and Reinvestment Act (“ARRA”), the Emergency Economic Stabilization Act (“EESA”), the Dodd-Frank Act, and special assessments imposed by the FDIC, subject us, to the extent applicable, to additional regulatory fees, corporate governance requirements, restrictions on executive compensation, restrictions on declaring or paying dividends, restrictions on stock repurchases, limits on tax deductions for executive compensation and prohibitions against golden parachute payments. These fees, requirements and restrictions, as well as any others that may be imposed in the future, may have a material adverse effect on our business, financial condition, results of operations and prospects.

Recent market conditions have adversely affected, and may continue to adversely affect, us, our customers and our industry.

Because our business is focused exclusively in the southeastern United States, we are particularly exposed to downturns in the U.S. economy in general and in the southeastern economy in particular. Beginning with the economic recession in 2008 and continuing through 2010, falling home prices, increasing foreclosures, unemployment and under-employment, have negatively impacted the credit performance of mortgage loans and resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities as well as major commercial and investment banks. These write-downs, initially of mortgage-backed securities but spreading to credit default swaps and other derivative and cash securities, in turn, have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced or ceased providing funding to borrowers, including to other financial institutions. This market turmoil and tightening of credit has led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. The resulting economic pressure on consumers and businesses and lack of confidence in the financial markets may adversely affect our customers and thus our business, financial condition, and results of operations. A return of these conditions in the near future would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial institutions industry and have a material adverse effect on our business, financial condition, results of operations and prospects.

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Current market volatility and industry developments may adversely affect our business and financial results.

The volatility in the capital and credit markets, along with the housing declines over the past years, has resulted in significant pressure on the financial services industry. We have experienced a higher level of foreclosures and higher losses upon foreclosure than we have historically. If current volatility and market conditions continue or worsen, we may have further increases in loan losses, deterioration of capital or limitations on our access to funding or capital, if needed, which could have a material adverse effect on our business, financial condition, results of operations and prospect.

Further, if other, particularly larger, financial institutions continue to fail to be adequately capitalized or funded, it may negatively impact our business and financial results. We routinely interact with numerous financial institutions in the ordinary course of business and are therefore exposed to operational and credit risk to those institutions. Failures of such institutions may significantly adversely impact our operations and have a material adverse effect on our business, financial condition, results of operations and prospects.

Our profitability is vulnerable to interest rate fluctuations.

As a financial institution, our earnings can be significantly affected by changes in interest rates, particularly our net interest income, the rate of loan prepayments, the volume and type of loans originated or produced, the sales of loans on the secondary market and the value of our mortgage servicing rights. Our profitability is dependent to a large extent on our net interest income, which is the difference between our income on interest-earning assets and our expense on interest bearing liabilities. We are affected by changes in general interest rate levels and by other economic factors beyond our control.

Changes in interest rates also affect the average life of loans and mortgage-backed securities. The relatively lower interest rates in recent periods have resulted in increased prepayments of loans and mortgage-backed securities as borrowers have refinanced their mortgages to reduce their borrowing costs. Under these circumstances, we are subject to reinvestment risk to the extent that we are not able to reinvest such prepayments at rates which are comparable to the rates on the prepaid loans or securities. Our inability to manage interest rate risk and fluctuations could have a material adverse effect on our business, financial condition, results of operations and prospects.

Changes in monetary policies may have a material adverse effect on our business.

Like all regulated financial institutions, we are affected by monetary policies implemented by the Federal Reserve and other federal instrumentalities. A primary instrument of monetary policy employed by the Federal Reserve is the restriction or expansion of the money supply through open market operations. This instrument of monetary policy frequently causes volatile fluctuations in interest rates, and it can have a direct, material adverse effect on the operating results of financial institutions including our business. Borrowings by the United States government to finance government debt may also cause fluctuations in interest rates and have similar effects on the operating results of such institutions. We do not have any control over monetary policies implemented by the Federal Reserve or otherwise and any changes in these policies could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Our Common Stock and the Offering

The market price of our common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volume, prices and times desired.

The market price of our common stock may be highly volatile, which may make it difficult for you to resell your shares at the volume, prices and times desired. There are many factors that may impact the market price and trading volume of our common stock, including, without limitation:

•	actual or anticipated fluctuations in our operating results, financial condition or asset quality;

•	changes in economic or business conditions;

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•	the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve;

•	publication of research reports about us, our competitors, or the financial services industry generally, or changes in, or failure to meet, securities analysts’ estimates of our financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;

•	operating and stock price performance of companies that investors deemed comparable to us;

•	future issuances of our common stock or other securities;

•	additions to or departures of key personnel;

•	proposed or adopted changes in laws, regulations or policies affecting us;

•	perceptions in the marketplace regarding our competitors and/or us;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving our competitors or us;

•	other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services; and

•	other news, announcements or disclosures (whether by us or others) related to us, our competitors, our core market or the financial services industry.

The stock market and, in particular, the market for financial institution stocks, have experienced substantial fluctuations in recent years, which in many cases have been unrelated to the operating performance and prospects of particular companies. In addition, significant fluctuations in the trading volume in our common stock may cause significant price variations to occur. Increased market volatility may materially and adversely affect the market price of our common stock, which could make it difficult to sell your shares at the volume, prices and times desired.

An active, liquid market for our common stock may not develop or be sustained following the offering, which may impair your ability to sell your shares.

Before this offering, there has been no established public market for our common stock. Although we have applied to list our common stock on the Nasdaq Global Market, our application may not be approved. Even if approved, an active, liquid trading market for our common stock may not develop or be sustained following the offering. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace and independent decisions of willing buyers and sellers of our common stock, over which we have no control. Without an active, liquid trading market for our common stock, stockholders may not be able to sell their shares at the volume, prices and times desired. Moreover, the lack of an established market could materially and adversely affect the value of our common stock. The market price of our common stock could decline significantly due to actual or anticipated issuances or sales of our common stock in the future.

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Actual or anticipated issuances or sales of additional amounts of our common stock following this offering could cause the market price of our common stock to decline significantly and make it more difficult for us to sell equity or equity-related securities in the future at a time and on terms that we deem appropriate. In addition, 27,000 shares that are owned by Mr. Broughton, our President and Chief Executive Officer, are pledged as collateral to secure a line of credit, 36,662 shares that are owned by Mr. Foshee, our Chief Financial Officer, are pledged to First National Bankers Bank, 145,000 shares that are owned by Mr. Fuller, one of our directors, are pledged to us as security for a loan, and 87,922 shares that are owned by Mr. Cashio, one of our directors, have been placed in a margin account, and may be sold by the pledgees under certain circumstances. The issuance of any shares of our common stock in the future also would, and equity-related securities could, dilute the percentage ownership interest held by stockholders prior to such issuance. All 625,000 of the shares of common stock sold in this offering (or 718,750 shares if the underwriters exercise in full their purchase option) will be freely tradable, except that any shares purchased by “affiliates” (as that term is defined in Rule 144 under the Securities Act of 1933 (the “Securities Act”)) may be sold publicly only in compliance with the limitations described under “Shares Eligible For Future Sale.” Other than certain of the shares we previously issued under our Amended and Restated 2009 Stock Incentive Plan or 2005 Amended and Restated Stock Incentive Plan (or, “stock incentive plans”), the remaining 7,549,812 outstanding shares of our common stock, or 92.35% of our outstanding shares, will be deemed to be “restricted securities” or “control securities” as those terms are defined in Rule 144, and may be sold in the market over time in private transactions or future public offerings. We have filed a registration statement on Form S-8 under the Securities Act to register an aggregate of 1,450,000 shares of common stock for issuance under our stock incentive plans, of which 614,500 shares are subject to outstanding options to purchase such shares and 198,170 are reserved for future issuance. We may issue all of these shares without any action or approval by our stockholders, and these shares, once issued (including upon exercise of outstanding options), will be available for sale into the public market, subject to the restrictions described above, if applicable, for affiliate holders.

Securities analysts may not initiate or continue coverage on our common stock, which could adversely affect the market for our common stock.

The trading market for our common stock will depend in part on the research and reports that securities analysts publish about us and our business. We do not have any control over these securities analysts, and they may not cover our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect its market price. If we are covered by securities analysts, and our common stock is the subject of an unfavorable report, the price of our common stock may decline. If one or more of these analysts cease to cover us or fail to publish regular reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our common stock to decline.

Investors in this offering will experience immediate and substantial dilution.

The initial public offering price is expected to be substantially higher than the net tangible book value per share of our common stock immediately following this offering. Therefore, if you purchase shares in this offering, you will experience immediate and substantial dilution in net tangible book value per share in relation to the price that you paid for your shares. We expect the dilution as a result of the offering to be $52.08 per share, based on an assumed initial public offering price of $92.00 per share (the midpoint of the range set forth on the cover page of this prospectus), and our pro forma net tangible book value of $39.92 per share as of March 31, 2014. Accordingly, if we were liquidated at our pro forma net tangible book value, you would not receive the full amount of your investment.

We have broad discretion in the use of the net proceeds from this offering, and our use of those proceeds may not yield a favorable return on your investment.

We expect to use the net proceeds of this offering for general corporate purposes, which may include, among other things, acquisitions, capital expenditures, investments, and the repayment, redemption or refinancing of all or a portion of any indebtedness or other securities outstanding at a particular time. Although we may, from time to time, in the ordinary course of our business, evaluate potential acquisition opportunities that we believe are complementary to our business and provide attractive risk-adjusted returns, we do not have any immediate plans, arrangements or understandings relating to any material acquisition. Our management has broad discretion over how these proceeds are used and could spend the proceeds in ways with which you may not agree. In addition, we may not use the proceeds of this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the proceeds, and we cannot predict how long it will take to deploy the proceeds. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower margins that we generally earn on loans, potentially adversely affecting stockholder returns, including earnings per share, return on assets and return on equity.

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The rights of our common stockholders are subordinate to the rights of the holders of our Series A Preferred Stock and any debt securities that we may issue and may be subordinate to the holders of any other class of preferred stock that we may issue in the future.

We have issued 40,000 shares of our Series A Preferred Stock to the Treasury in connection with our participation in the Small Business Lending Fund program. These shares have certain rights that are senior to our common stock. As a result, we must make payments on the preferred stock before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the Series A Preferred Stock must be satisfied in full before any distributions can be made to the holders of our common stock. Our board of directors has the authority to issue in the aggregate up to one million shares of preferred stock, and to determine the terms of each issue of preferred stock, without stockholder approval. Accordingly, you should assume that any shares of preferred stock that we may issue in the future will also be senior to our common stock. Because our decision to issue debt or equity securities or incur other borrowings in the future will depend on market conditions and other factors beyond our control, the amount, timing, nature or success of our future capital raising efforts is uncertain. Because our ability to pay dividends on our common stock in the future will depend on our and our bank’s financial condition as well as factors outside of our control, our common stockholders bear the risk that no dividends will be paid on our common stock in future periods or that, if paid, such dividends will be reduced or eliminated, which may negatively impact the market price of our common stock.

We and our banking subsidiary are subject to capital and other requirements which restrict our ability to pay dividends.

On September 19, 2013, we announced the approval of the initiation of quarterly cash dividends beginning in 2014. Future declarations of quarterly dividends will be subject to the approval of our board of directors, subject to limits imposed on us by our regulators. In order to pay any dividends, we will need to receive dividends from our bank or have other sources of funds. Under Alabama law, a state-chartered bank may not pay a dividend in excess of 90% of its net earnings until the bank’s surplus is equal to at least 20% of its capital (our bank’s surplus currently exceeds 20% of its capital). Moreover, our bank is also required by Alabama law to obtain the prior approval of the Superintendent of Banks (the “Superintendent”) for its payment of dividends if the total of all dividends declared by our bank in any calendar year will exceed the total of (1) our bank’s net earnings (as defined by statute) for that year, plus (2) its retained net earnings for the preceding two years, less any required transfers to surplus. In addition, the bank must maintain certain capital levels, which may restrict the ability of the bank to pay dividends to us and our ability to pay dividends to our stockholders. As of December 31, 2013, our bank could pay approximately $110.9 million of dividends to us without prior approval of the Superintendent. However, the payment of dividends is also subject to declaration by our board of directors, which takes into account our financial condition, earnings, general economic conditions and other factors, including statutory and regulatory restrictions. There can be no assurance that dividends will in fact be paid on our common stock in future periods or that, if paid, such dividends will not be reduced or eliminated.

Alabama and Delaware law limit the ability of others to acquire the bank, which may restrict your ability to fully realize the value of your common stock.

In many cases, stockholders receive a premium for their shares when one company purchases another. Alabama and Delaware law make it difficult for anyone to purchase the bank or us without approval of our board of directors. Thus, your ability to realize the potential benefits of any sale by us may be limited, even if such sale would represent a greater value for stockholders than our continued independent operation.

Our Certificate of Incorporation, as amended, authorizes the issuance of preferred stock which could adversely affect holders of our common stock and discourage a takeover of us by a third party.

Our certificate of incorporation, as amended (or, our “charter”) authorizes our board of directors to issue up to 1,000,000 shares of preferred stock without any further action on the part of our stockholders. In 2011, we issued 40,000 shares of our Series A Preferred Stock with certain rights and preferences set forth in the certificate of designation for such preferred stock. Our board of directors also has the power, without stockholder approval, to set the terms of any series of preferred stock that may be issued, including voting rights, dividend rights, and preferences over our common stock with respect to dividends or in the event of a dissolution, liquidation or winding up and other terms. In the event that we issue preferred stock in the future that has preference over our common stock with respect to payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of the holders of our common stock or the market price of our common stock could be adversely affected. In addition, the ability of our board of directors to issue shares of preferred stock without any action on the part of the stockholders may impede a takeover of us and prevent a transaction favorable to our stockholders.

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An investment in our common stock is not an insured deposit and is subject to risk of loss.

Our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described in this “Risk Factors” section and is subject to the same market forces that affect the price of common stock in any company. As a result, an investor may lose some or all of such investor’s investment in our common stock.

Our corporate governance documents, and certain corporate and banking laws applicable to us, could make a takeover more difficult.

Certain provisions of our charter and bylaws, as amended, and corporate and federal banking laws, could make it more difficult for a third party to acquire control of our organization, even if those events were perceived by many of our stockholders as beneficial to their interests. These provisions, and the corporate and banking laws and regulations applicable to us:

•	provide that special meetings of stockholders may be called at any time by the Chairman of our board of directors, by the President or by order of the board of directors;

•	enable our board of directors to issue preferred stock up to the authorized amount, with such preferences, limitations and relative rights, including voting rights, as may be determined from time to time by the board;

•	enable our board of directors to increase the number of persons serving as directors and to fill the vacancies created as a result of the increase by a majority vote of the directors present at the meeting;

•	enable our board of directors to amend our bylaws without stockholder approval; and

•	do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose).

These provisions may discourage potential acquisition proposals and could delay or prevent a change in control, including under circumstances in which our stockholders might otherwise receive a premium over the market price of our shares.

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Incorporation of Certain Information by Reference

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. The SEC allows us to “incorporate by reference” certain information that we file with it into this prospectus. This means we can disclose important information to you by referring you to those documents, which we filed separately with the SEC. The information we incorporate by reference is an important part of this prospectus and should be reviewed by you. We incorporate herein by reference the documents listed below, except to the extent that any information contained therein is deemed “furnished” in accordance with SEC rules:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the SEC on March 7, 2014, as amended by our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2013, filed with the SEC on March 17, 2014;
•	Our Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 18, 2014;
•	Our Current Reports on Form 8-K, filed with the SEC on March 20, 2014, April 4, 2014 and April 28 2014; and
•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, filed with the SEC on April 25, 2014.

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

Upon request, we will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus but not delivered with this prospectus. You may request a copy of any of these filings at no cost, by writing or telephoning us at the following address or telephone number:

ServisFirst Bancshares, Inc.

850 Shades Creek Parkway, Suite 200

Birmingham, Alabama 35209

Attention: Chief Financial Officer

Telephone: (205) 949-0302

These filings may also be accessed through our website at http://www.servisfirstbank.com or as described under the section titled “Where You Can Find More Information.” The contents of our website are not incorporated by reference herein or otherwise a part of this prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

When used in this prospectus and the documents incorporated herein the words or phrases “may,” “plan,” “contemplate,” “anticipate,” “believe,” “intend,” “continue,” “expect,” “project,” “predict,” “estimate,” “could,” “should,” “would,” “will,” or similar expressions are intended to identify "forward-looking statements" within the meaning of such term in the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including, without limitation, changes in economic conditions in the market areas of the bank, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the market areas of the bank, borrowers defaulting on the repayment of loans and competition. These risks could cause actual results to differ materially from what we have anticipated or projected. These risk factors and uncertainties should be carefully considered by potential investors. See the “Risk Factors” section of this prospectus and Part I, Item 1.A. “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2013, as well as elsewhere in our periodic and current reports filed with the SEC, for discussion relating to risk factors impacting us. Investors should not place undue reliance on any forward-looking statement, which speaks only as of the date on which it was made. The factors described in this prospectus could affect our financial performance and could cause actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods. The safe harbor provided by the Private Litigation Reform Act of 1995 does not apply to statements made in connection with an initial public offering.

Where any such forward-looking statement includes a statement of the assumptions or bases underlying such forward-looking statement, we caution that, while our management believes such assumptions or bases are reasonable and are made in good faith, assumed facts or bases can vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. Where, in any forward-looking statement, an expectation or belief is expressed as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will be achieved or accomplished. We do not intend to, and specifically disclaim any obligation to, update any forward-looking statements.

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USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our common stock in this offering will be approximately $53.1 million, or approximately $61.2 million if the underwriters elect to exercise in full their purchase option, assuming an initial public offering price of $92.00 per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and offering expenses. Each $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us of this offering by $587,500, or $675,625 if the underwriters elect to exercise in full their purchase option, after deducting estimated underwriting discounts and offering expenses.

We intend to use the net proceeds to us generated by this offering for general corporate purposes, which may include acquisitions, capital expenditures, investments, and the repayment, redemption or refinancing of all or a portion of any indebtedness or other securities outstanding at a particular time. Although we may, from time to time in the ordinary course of our business, evaluate potential acquisition opportunities that we believe are complementary to our business and provide attractive risk-adjusted returns, we do not have any immediate plans, arrangements or understandings relating to any material acquisition. Pending the application of the net proceeds, we expect to invest the proceeds in short-term, interest bearing instruments or other investment-grade securities.

The information above is for illustrative purposes only and is subject to the actual offering price and the actual number of shares issued at pricing.

DIVIDEND POLICY

Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for dividends. We paid a special cash dividend of $0.50 per common share on each of December 31, 2012 and December 16, 2013. On September 19, 2013, we announced the approval of the initiation of quarterly cash dividends beginning in 2014. The first quarterly cash dividend of $0.15 per share was paid on April 15, 2014 to stockholders of record as of April 8, 2014, and future declarations of quarterly dividends will be subject to the approval of our board of directors, subject to limits imposed on us by our regulators.

In order to pay any dividends, we will need to receive dividends from our bank or have other sources of funds. Under Alabama law, our bank is subject to restrictions on the payment of dividends to us, which are similar to those applicable to national banks. Pursuant to Alabama law, our bank may not, without the prior consent of the Superintendent of the Alabama Banking Department, pay any dividends to us in a year in excess of the total of (i) the bank’s net earnings (as defined by statute) for that year, plus (ii) the retained net earnings for the preceding two years, less any required transfers to surplus. As of December 31, 2013, our bank could pay approximately $110.9 million of dividends to us without prior approval of the Superintendent.

Our ability to pay dividends to our stockholders in the future will depend on our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to our common stock and other factors deemed relevant by our board of directors. For additional information, see “Supervision and Regulation — Bank Regulation and Supervision — Payment of Dividends.”

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CAPITALIZATION

The following table shows our capitalization, including regulatory capital ratios, on a consolidated basis, as of March 31, 2014, on an actual basis and on an as adjusted basis after giving effect to the net proceeds from the sale by us of 625,000 shares of common stock in this offering (assuming the underwriters do not exercise their purchase option) at an assumed initial public offering price of $92.00 per share, the midpoint of the price range on the cover of this prospectus, after deducting estimated underwriting discounts and offering expenses. You should read the following table in conjunction with the sections titled “Selected Historical Consolidated Financial Information,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere or incorporated by reference in this prospectus.

	As of March 31, 2014
	Actual	As adjusted
	(dollars in thousands, except
	per share amounts)
Stockholders’ equity:
Common stock, par value $0.001 per share, 50,000,000 shares authorized, 7,524,812 shares issued and outstanding; and 8,149,812 shares issued and outstanding, as adjusted	$8	$8
Preferred stock, Series A Senior Non-Cumulative Perpetual, par value $.001 per share (liquidation preference $1,000), net of discount; 40,000 shares authorized, 40,000 shares issued and outstanding at December 31, 2013, actual and as adjusted	39,958	39,958
Preferred stock, undesignated, par value $.001 per share; 1,000,000 shares authorized; no shares outstanding	-
Additional paid-in capital	127,218	180,268
Retained earnings	140,538	140,538
Accumulated other comprehensive income	4,309	4,309
Noncontrolling interest	252	252
Total stockholders' equity	312,283	365,333
Capital ratios:
Tangible common equity to tangible assets	7.62%	8.97%
Tangible equity to tangible assets	8.74%	10.08%
Tier 1 leverage ratio	8.81%	10.17%
Tier 1 common capital ratio	8.89%	10.65%
Tier 1 capital ratio	10.22%	11.98%
Total risk-based capital ratio	11.94%	13.71%
Tangible book value per share	$36.19	$39.92

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock after this offering. Our net tangible book value as of March 31, 2014 was approximately $272.3 million, or $36.19 per share of common stock based on the 7,524,812 shares issued and outstanding as of that date. Net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. After giving effect to our sale of 625,000 shares of common stock in this offering (assuming the underwriters do not exercise their purchase option) at an assumed initial public offering price of $92.00 per share, the midpoint of the price range on the cover of this prospectus, and after deducting estimated underwriting discounts and offering expenses, our as adjusted net tangible book value as of March 31, 2014 would have been approximately $325.4 million, or $39.92 per share. This represents an immediate increase in net tangible book value of $3.73 per share to our existing stockholders and an immediate dilution of $52.08 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$92.00
Net tangible book value per share of common stock as of March 31, 2014	$36.19
Increase in net tangible book value per share of common stock attributable to this offering	3.73
Pro forma net tangible book value per share after this offering		39.92
Dilution per share to new investors in this offering		$52.08

The following table illustrates the differences between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing stockholders and new investors purchasing shares of our common stock in this offering based on an assumed initial public offering price of $92.00 per share, the midpoint of the price range on the cover of this prospectus, and before deducting estimated underwriting discounts and commissions and estimated offering expenses as of March 31, 2014 on a pro forma basis:

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	Shares Purchased		Total Consideration (in thousands)		Average Price Per Share
	Number	Percent	Amount	Percent
Existing Stockholders as of March 31, 2014	7,524,812	92.33%	$118,689	67.36%	$15.77
New Investors in this Offering	625,000	7.67%	$57,500	32.64%	$92.00
Total	8,149,812	100.00%	$176,189	100.00%	$21.62

If the underwriters exercise their over-allotment option in full, the percentage of shares of common stock held by existing stockholders will decrease to approximately 91.28% of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will be increased to 718,750, or approximately 8.72% of the total number of shares of our common stock outstanding after this offering.

The table above excludes 654,500 shares of common stock issuable upon exercise of outstanding stock options and warrants at a weighted average exercise price of $26.18 per share, which includes 258,744 shares of common stock issuable upon exercise of stock options and warrants that have vested. To the extent that any of the foregoing options or warrants are exercised, investors participating in the offering will experience further dilution.

PRICE RANGE OF OUR COMMON STOCK

Prior to this offering, our common stock has not been traded on an established public trading market, and quotations for our common stock were not reported on any market. As a result, there has been no regular public trading market for our common stock. Although our shares may have been sporadically traded in private transactions, the prices at which such transactions occurred may not necessarily reflect the price that would be paid for our common stock in an actively traded public market. The most recent private transaction involving a sale of our common stock of which we are aware occurred on February 4, 2014 at a price of $41.50 per share. As of April 14, 2014, there were 7,549,812 shares of our common stock outstanding, held by approximately 1,579 holders of record.

We anticipate that this offering and the anticipated listing of our common stock on the Nasdaq Global Market will result in a more active trading market for our common stock. However, we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. See the section of this prospectus titled “Underwriting” for more information regarding our arrangements with the underwriters and the factors considered in setting the initial public offering price.

BUSINESS

Overview

We are a bank holding company within the meaning of the Bank Holding Company Act of 1956 and are headquartered in Birmingham, Alabama. Through our wholly-owned subsidiary bank, ServisFirst Bank, we operate 12 full-service banking offices located in Jefferson, Shelby, Madison, Montgomery, Houston and Mobile Counties of Alabama and in Escambia County Florida in the metropolitan statistical areas (“MSAs”) of Birmingham-Hoover, Huntsville, Montgomery, Mobile and Dothan, Alabama, and Pensacola-Ferry Pass-Brent, Florida. Additionally, we operate a loan production office in Davidson County of Tennessee, in the Nashville MSA. Through our bank, we originate commercial, consumer and other loans and accept deposits, provide electronic banking services, such as online and mobile banking, including remote deposit capture, deliver treasury and cash management services and provide correspondent banking services to other financial institutions. As of March 31, 2014, we had total assets of approximately $3.6 billion, total loans of approximately $2.9 billion, total deposits of approximately $3.0 billion and total stockholders’ equity of approximately $312 million.

We operate our bank using a simple business model based on organic loan and deposit growth, generated through high quality customer service, delivered by a team of experienced bankers focused on developing and maintaining long-term banking relationships with our target customers. We utilize a uniform, centralized back office risk and credit platform to support a decentralized decision-making process executed locally by our regional chief executive officers. This decentralized decision-making process allows individual lending officers varying levels of lending authority, based on the experience of the individual officer. When the total amount of loans to a borrower exceeds on officer’s lending authority, further approval must be obtained by the applicable regional chief executive officer (G. Carlton Barker – Montgomery, Andrew N. Kattos – Huntsville, Ronald A. DeVane – Dothan, Rex D. McKinney – Pensacola or W. Bibb Lamar, Jr. – Mobile) and/or our senior management team. Rather than relying on a more typical traditional, retail bank strategy of operating a broad base of multiple brick and mortar branch locations in each market, our strategy focuses on operating a limited and efficient branch network with sizable aggregate balances of total loans and deposits housed in each branch office. We believe that this approach more appropriately addresses our customers’ banking needs and reflects a best-of-class delivery strategy for commercial banking services. Our strategy allows us to deliver targeted, high quality customer service, while achieving significantly lower efficiency ratios relative to the banking industry, as evidenced by our efficiency ratios of 45.54%, 41.54% and 38.78% for the years 2011, 2012 and 2013, respectively.

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Our principal business is to accept deposits from the public and to make loans and other investments. Our principal sources of funds for loans and investments are demand, time, savings and other deposits (including negotiable orders of withdrawal, or NOW accounts) and the amortization and prepayment of loans and borrowings. Our principal sources of income are interest and fees collected on loans, interest and dividends collected on other investments, and service charges. Our principal expenses are interest paid on savings and other deposits (including NOW accounts), interest paid on our other borrowings, employee compensation, office expenses and other overhead expenses.

In January 2012, we formed SF Holding 1, Inc., an Alabama corporation (“SF Holding”), and its subsidiary, SF Realty 1, Inc., an Alabama corporation (“SF Realty 1”). In September 2013, we formed SF FLA Realty, Inc., an Alabama corporation (“SF FLA Realty”), as a subsidiary of SF Holding. Each of SF Realty 1 and SF FLA Realty elected to be treated as a real estate investment trust (“REIT”) for U.S. income tax purposes. SF Realty 1 and SF FLA Realty hold and manage participations in residential mortgages and commercial real estate loans originated by our bank in Alabama and Florida, respectively. SF Holding, SF Realty 1 and SF FLA Realty are all consolidated into the Company.

As a bank holding company, we are subject to regulation by the Federal Reserve. We are required to file reports with the Federal Reserve and are subject to regular examinations by that agency.

History

Our bank was founded by our President and Chief Executive Officer, Thomas A. Broughton, III, and commenced banking operations in May 2005 following an initial capital raise of $35 million, the largest capital raise by a de novo bank in the history of Alabama. We were incorporated as a Delaware corporation in August 2007 for the purpose of acquiring all of the common stock of our bank, and in November 2007 our holding company became the sole shareholder of the bank by virtue of a plan of reorganization and agreement of merger. In May 2008, following our filing of a registration statement on Form 10 with the SEC, we became a reporting company within the meaning of the Exchange Act and have been filing annual, quarterly, and current reports, proxy statements and other information with the SEC since 2008.

Since inception, our bank has achieved significant growth, all of which has been generated organically. We achieved total asset milestones of $1 billion in 2008, $2 billion in 2011 and $3 billion in 2013. In addition to total asset milestones, we have opened offices in six new markets, and raised an aggregate of approximately $55.1 million to support our growth in these new locations through five separate private placements of our common stock to predominately local, individual investors.

Business Strategy

We are a full service commercial bank focused on providing competitive products, state of the art technology and quality service. Our business philosophy is to operate as a metropolitan community bank emphasizing prompt, personalized customer service to the individuals and businesses located in our primary markets. We aggressively market to our target customers, which include privately held businesses with $2 million to $250 million in annual sales, professionals and affluent consumers whom we believe are underserved by the larger regional banks operating in our markets. We also seek to capitalize on the extensive relationships that our management, directors, advisory directors and stockholders have with the businesses and professionals in our markets. We believe this philosophy has attracted, and will continue to attract, valuable customers and capture market share historically controlled by other financial institutions operating in our markets.

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Focus on Core Banking Business. We deliver a broad array of core banking products to our customers. While many large regional competitors and national banks have chosen to develop non-traditional business lines to supplement their net interest income, we believe our focus on traditional commercial banking products driven by a high margin delivery system is a superior method to deliver returns to our stockholders. We emphasize an internal culture of keeping our operating costs as low as practical, which in turn leads to greater operational efficiency. Additionally, our centralized technology and process infrastructure contribute to our low operating costs. We believe this combination of products, operating efficiency and technology make us attractive to customers in our markets. In addition, in 2011 we began providing correspondent banking services to various smaller community banks in our markets, and currently act as a correspondent bank to approximately 160 community banks located throughout the southeastern United States. We provide a source of clearing and liquidity to our correspondent bank customers, as well as a wide array of account, credit, settlement and international services. We believe this service is of a scale and quality that is unique for a bank our size and provides us with a solid revenue stream and supplemental low cost source of funds.

Commercial Bank Emphasis. We have historically focused on people as opposed to places. This strategy translates into a smaller number of brick and mortar branch locations relative to our size, but larger overall branch sizes in terms of total deposits. As a result, our branches average approximately $253 million in total deposits, and our branches that have been open at least three years average approximately $341 million in total deposits. In the more typical retail banking model, branch banks continue to lose traffic to other banking channels which may prove to be an impediment to earnings growth for those banks that have invested in large branch networks. In addition, unlike many traditional community banks, we place a strong emphasis on originating commercial and industrial loans, which comprised approximately 44.5% of our total loan portfolio as of March 31, 2014. We believe our commercial and industrial lending expertise will fuel our continued growth in the future.

Scalable, Decentralized Business Model. We emphasize local decision-making by experienced bankers supported by centralized risk and credit oversight. We believe that the delivery by our bankers of in-market customer decisions, coupled with risk and credit support from our corporate headquarters, allows us to serve our borrowers and depositors directly and in person, while managing risk centrally and on a uniform basis. We intend to continue our growth by repeating this scalable model in each market in which we are able to identify a strong banking team. Our goal in each market is to employ the highest quality bankers in that market. We then empower those bankers to implement our operating strategy, grow our customer base and provide the highest level of customer service possible. We focus on a geographic model of organizational structure as opposed to a line of business model employed by most regional banks. This structure assigns significant responsibility and accountability to our regional chief executive officers, who we believe will drive our growth and success. We have developed a business culture whereby our management team, from the top down, is actively involved in sales, which we believe is a key differentiator from our competition.

Identify Opportunities in Vibrant Markets. Since opening our original banking facility in Birmingham in 2005, we have expanded into six additional markets. Our focus has been to expand opportunistically when we identify a strong banking team in a market with attractive economic characteristics and market demographics where we believe we can achieve a minimum of $300 million in deposits within five years of market entry. There are two primary factors we consider when determining whether to enter a new market:

•	the availability of successful, experienced bankers with strong reputations in the market; and

•	the economic attributes of the market necessary to drive quality lending opportunities coupled with deposit-related characteristics of the potential market.

Prior to entering a new market, we identify and build a team of experienced, successful bankers with market-specific knowledge to lead the bank’s operations in that market, including a regional chief executive officer. Generally, we or members of our senior management team are familiar with these individuals based on prior work experience and reputation, and strongly believe in the ability of such individuals to successfully execute our business model. We also assemble a non-voting advisory board of directors in each market, comprised of directors representing a broad spectrum of business experience and community involvement in the market. We currently have advisory boards in each of the Huntsville, Montgomery, Dothan, Mobile and Pensacola markets. While we currently have a loan production office in Nashville, Tennessee with three experienced bankers (one of whom was hired in January 2014), we anticipate expanding this office into a full-service branch in the future, assuming that we are able to identify and retain a full team of experienced bankers whom we believe can successfully effect our strategy.

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In connection with opening a full-service banking office in a new market, historically we have raised capital through private placements to investors in the local market, many of whom are also customers of our bank in such market. We believe that having many of our customers who are also stockholders provides us with a strong source of core deposits, aligns our and our customers’ interests, and fosters a platform for developing and maintaining the long-term banking relationships we seek.

To date, we have not supplemented our organic deposit and loan growth with traditional mergers or acquisitions. However, we view our organic growth strategy as a form of acquisition strategy, insofar as we have successfully hired qualified teams of experienced bankers in each new market we have entered, and have built significantly sized franchises in those markets within a short time following our entry into the new market. We believe that our success in attracting these teams of bankers has allowed us to achieve growth attributes similar to competitors that have chosen to execute traditional mergers or acquisitions, but without the addition of goodwill and resulting capital pressures attendant to traditional merger and acquisition strategies. In addition to organic expansion, we may seek to expand through targeted acquisitions. Although we have not yet identified any specific acquisition opportunity that meets our strict requirements, including a limited number of branches serving a vibrant market with a strong deposit base, a premier banking team with individuals whom we believe can execute our business model, and available at a price that we believe provides attractive risk-adjusted returns, we routinely evaluate potential acquisition opportunities that we believe would be complementary to our business. We do not, however, have any immediate plans, arrangements or understandings relating to any acquisition, and we do not believe an acquisition is necessary to successfully execute our business model.

Markets and Competition

Our primary markets are broadly defined as the metropolitan statistical areas (“MSAs”) of Birmingham-Hoover, Huntsville, Montgomery, Dothan and Mobile, Alabama, Pensacola-Ferry Pass-Brent, Florida, and Nashville, Tennessee. We draw most of our deposits from, and conduct most of our lending transactions in, these markets.

According to FDIC reports, total deposits in each of our primary market areas have expanded from 2003 to 2013 (deposit data reflects totals as reported by financial institutions as of June 30th of each year and does not include the Nashville MSA, where we opened a loan production office in April 2013) as follows:

	2013	2003	Compound Annual Growth Rate
	(Dollars in Billions)
Jefferson/Shelby County, Alabama	$24.8	$16.3	4.29%
Madison County, Alabama	6.1	3.7	5.13%
Montgomery County, Alabama	6.5	3.6	6.09%
Houston County, Alabama	2.2	1.3	5.40%
Mobile County, Alabama	6.0	4.7	2.47%
Escambia County, Florida	3.5	3.1	1.22%

Our bank is subject to intense competition from various financial institutions and other financial service providers. Our bank competes for deposits with other local and regional commercial banks, savings and loan associations, credit unions and issuers of commercial paper and other securities, such as money-market and mutual funds. In making loans, our bank competes with other commercial banks, savings and loan associations, consumer finance companies, credit unions, leasing companies and other lenders.

Although we may in the future identify additional new markets to enter, we believe that the long-term growth potential of each of our current markets is substantial, and that we have the ability to continue to grow organically by increasing our market share in these markets. We further believe that many local affluent professionals and small business owners will prefer to conduct their banking with local, independent institutions that offer a higher level of personalized service.

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The following table illustrates our market share, by insured deposits as of the dates indicated, in our primary markets:

			Our Market Deposits
Market(1)	Date Opened	Total Branches	June 30, 2013(2)	March 31, 2014	Total Market Deposits(2)	Rank(2)	Market Share %(2)
	(Dollars in millions)
Alabama:
Birmingham-Hoover	May 2005	3	$1,217.3	1393.1(3)	$30,175.1	5	4.03%
Huntsville	August 2006	2	540.8	569.1	6,805.7	5	7.95%
Montgomery	June 2007	2	374.2	397.9	7,810.1	7	4.79%
Dothan	September 2008	2	327.1	357.6	2,883.9	3	11.34%
Mobile	July 2012(4)	1	15.2	71.4	6,041.6	18	0.25%
Florida:
Pensacola-Ferry Pass-Brent	April 2011	2	202.9	245.9	4,638.0	8	4.38%
Tennessee:
Nashville	April 2013	—(5)	—(5)	—(5)	40,800.5	—(5)	—(5)

(1) Represents metropolitan statistical areas (MSAs).

(2) As reported by the FDIC as of June 30, 2013.

(3) Includes approximately $20.5 million in deposits attributable to our loan production office in Nashville, Tennessee.

(4) Opened in July 2012 as a loan production office and in May 2013 converted to a full service branch.

(5) Opened as a loan production office.

Together, deposits for all institutions in Jefferson, Shelby, Madison, Montgomery, Houston and Mobile Counties represented approximately 56.04% of all the deposits in the state of Alabama at June 30, 2013. Deposits for all institutions in Escambia County represent approximately 0.79% of all the deposits in the state of Florida at June 30, 2013.

Birmingham. Birmingham, the largest city in Alabama, is located in central Alabama 146 miles west of Atlanta, Georgia and 148 miles southwest of Chattanooga, Tennessee. The Birmingham-Hoover MSA’s economy consists of a diverse mixture of traditional and emerging employment sectors. While metals manufacturing is an important historical sector, finance, insurance and healthcare services and distribution are the region’s core economic sectors, and biological and medical technology, entertainment and diverse manufacturing have been identified as the region’s emerging economic sectors. Large corporations headquartered or with a major presence in the region include Protective Life, HealthSouth Corporation, Vulcan Materials Company and AT&T. Additionally, The University of Alabama at Birmingham (UAB) is Alabama’s largest single-site employer, and Birmingham is home to the largest nonprofit independent research laboratory in the southeastern United States, the Southern Research Institute.

Huntsville. We believe that Huntsville, located in northern Alabama mid-way between Birmingham and Nashville, Tennessee, offers substantial growth as one of the strongest technology economies in the nation, with over 300 companies performing sophisticated government, commercial and university research. Huntsville has one of the highest concentrations of engineers and Ph.D.’s in the United States and has a number of major government programs, including NASA and the U.S. Army. Huntsville also has one of the highest concentrations of Inc. 5000 companies in the United States and a number of offices of Fortune 500 companies. Major employers in Huntsville include the U.S. Army/Redstone Arsenal, the Boeing Company, NASA/Marshall Space Flight Center, Intergraph Corporation, ADTRAN, Inc., Northrop Grumman, Cinram, SAIC, DirecTV, Lockheed Martin and Toyota Motor Manufacturing of Alabama.

Montgomery. Montgomery, which is Alabama’s capital, is located in south central Alabama between Birmingham and Mobile, Alabama. In addition to housing many Alabama government agencies, Montgomery is also home to Maxwell Gunter Air Force Base, which employs more than 12,500 people and includes Air University, the Air Force’s center for leadership and education. In 2005, Hyundai Motor Manufacturing Alabama opened its Montgomery manufacturing plant, which was built with an initial capital investment of over $1.4 billion, and has experienced subsequent expansions. The area has also benefited from Hyundai suppliers that have invested over $550 million, creating 6,000 additional jobs.

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Dothan. We believe that the Dothan MSA, which is located in the southeastern corner of Alabama near the Florida panhandle and Georgia state line, continues to hold great potential due to its position as a central agricultural trade hub, its accessibility to large distribution centers, it being home to several large corporations, and what we believe to be a low level of personalized banking services provided by other financial institutions in the area. The Dothan area is home to facilities of several large corporations, including Michelin, Pemco World Aviation, International Paper, Globe Motors and AAA Cooper Transportation. Additionally, the agriculture and agribusiness industries are thriving in the Dothan MSA, and the area is home to many successful farmers and related businesses. In addition, the nearby agricultural communities in northwest Florida and southwest Georgia often use Dothan as their agricultural trade hub. We believe the existence of these industries and the continuing growth in the area allows an opportunity for the bank to increase its presence and penetration in this market.

Pensacola. In April 2011, we opened our first office outside of Alabama in Pensacola, Florida, which is located in the Florida panhandle approximately 50 miles east of Mobile, Alabama, and 40 miles west of Fort Walton, Florida. The Pensacola and northwest Florida economies are driven by the tourism, military, health services, and medical technology industries. Six major military bases are located in northwest Florida: Eglin Air Force Base, Hurlburt Field, Pensacola Whiting Field, Naval Air Station Pensacola, Naval Air Station Panama City and Tyndall Air Force Base. Other major employers in the area include Sacred Heart Health Systems, Baptist Healthcare, West Florida Regional Medical Center, Gulf Power Company (Southern Company), the University of West Florida, International Paper, Ascend Performance Materials (Solutia), GE Wind Energy, Armstrong World Industries and Wayne Dalton Corporation. The Pensacola Bay area is also home to the Andrews Institute for Orthopaedics and Sports Medicine, a world-leading surgical and research center for human performance enhancement. Although this market was negatively impacted by the recent economic downturn, we believe this area has significant long-term growth potential.

Mobile. In July 2012, we opened a loan production office in Mobile, Alabama and, in May 2013, converted the location to a full-service banking office. The Mobile MSA is located in southwest Alabama approximately 31 miles from the Gulf of Mexico and is the largest metropolitan area along the Gulf between New Orleans, Louisiana and Tampa, Florida. The Mobile Bay region has over 23,000 businesses and is a center for finance, healthcare, education, manufacturing, transportation, construction, distribution, retail, trade and technology. With its strategic location, the Port of Mobile serves as a gateway between the southeastern United States and global destinations, and is served by 12 shipping lines offering service throughout the world. Virtually every service for the maritime industry can be found in this 310-plus-year old port city. The aviation/aerospace industry is another of the area’s strong, growing industry sectors. A former U.S. Air Force base located on Mobile Bay near downtown Mobile, Brookley Aeroplex has been transformed into a leading 1,700-acre industrial and trade aeroplex with deepwater port access and the capability of landing the Space Shuttle on one of its runways. The Mobile area is also served by five national Class I railroads.

Nashville. In April 2013, we opened a loan production office in Nashville, Tennessee, the state’s capital. The Nashville MSA is located in central Tennessee and is home to over 1.8 million people and 40,000 businesses. Nashville, known as the “Music City” for its country music heritage, is also home to a diverse healthcare industry and is a center for manufacturing, transportation and technology in the area. Nashville has more than 250 healthcare companies headquartered in the region, including 16 publicly traded healthcare companies with combined employment of nearly 400,000 and $70 billion in global revenue. The Nashville area is also considered a transportation hub, as it is one of only 12 U.S. cities with three major intersecting interstate highways. Notable companies with corporate headquarters in Nashville include HCA Holdings, Nissan North America, Dollar General Corporation, Asurion and Community Health Systems. Although we only recently opened our loan production facility in Nashville, we believe the market has great potential.

Our retail and commercial divisions operate in highly competitive markets. We compete directly in retail and commercial banking markets with other commercial banks, savings and loan associations, credit unions, mortgage brokers and mortgage companies, mutual funds, securities brokers, consumer finance companies, other lenders and insurance companies, locally, regionally and nationally. Many of our competitors compete by using offerings by mail, telephone, computer and/or the Internet. Interest rates, both on loans and deposits, and prices of services are significant competitive factors among financial institutions generally. Providing convenient locations, desired financial products and services, convenient office hours, quality customer service, quick local decision making, a strong community reputation and long-term personal relationships are all important competitive factors that we emphasize.

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In our primary service areas, our five largest competitors are Regions Bank, Wells Fargo Bank, BBVA Compass Bank, BB&T and Synovus Bank. These institutions, as well as other competitors of ours, have greater resources, serve broader geographic markets, have higher lending limits, offer various services that we do not offer and can better afford, and make broader use of, media advertising, support services, and electronic technology than we can. To offset these competitive disadvantages, we depend on our reputation for greater personal service, consistency, and flexibility and the ability to make credit and other business decisions quickly.

Lending Services

Lending Policy

Our lending policies are established to support the credit needs of our primary market areas. Consequently, we aggressively seek high-quality borrowers within a limited geographic area. While we believe that we are successful in attracting high quality borrowers, we face competition with other well-established financial institutions in our primary service areas that have greater resources and lending limits than we have.

Loan Approval and Review

Our loan approval policies set various levels of officer lending authority, which are based on the experience of the individual officer. When the total amount of loans to a single borrower exceeds an individual officer’s lending authority, further approval, up to $2.5 million secured, must be obtained from the regional chief executive officer and/or our senior management team.

Commercial Loans

Our commercial lending activity is directed principally toward businesses and professional service firms whose demand for funds falls within our legal lending limits. We make loans to small- and medium-sized businesses in our primary service areas for the purpose of upgrading plant and equipment, buying inventory and for general working capital. Typically, targeted business borrowers have annual sales between $2 million and $250 million. This category of loans includes loans made to individual, partnership or corporate borrowers, and such loans are obtained for a variety of business purposes. We offer a variety of commercial lending products to meet the needs of business and professional service firms in our service areas. These commercial lending products include seasonal loans, bridge loans and term loans for working capital, expansion of the business, or acquisition of property, plants and equipment. We also offer commercial lines of credit. The repayment terms of our commercial loans will vary according to the needs of each customer.

Our commercial loans usually will be collateralized. Generally, collateral consists of business assets, including accounts receivable, inventory, equipment, or real estate. Collateral is subject to the risk that we may have difficulty converting it to a liquid asset if necessary, as well as risks associated with degree of specialization, mobility and general collectability in a default situation. To mitigate this risk, we underwrite collateral to strict standards, including valuations and general acceptability based on our ability to monitor its ongoing condition and value.

We underwrite our commercial loans primarily on the basis of the borrower’s cash flow, ability to service debt, and degree of management expertise. As a general practice, we take as collateral a security interest in any available real estate, equipment or personal property. Under limited circumstances, we may make commercial loans on an unsecured basis. This type of loan may be subject to many different types of risks, including fraud, bankruptcy, economic downturn, deteriorated or non-existent collateral, and changes in interest rates such as have occurred in the recent economic recession and credit market crisis. Perceived risks may differ depending on the particular industry in which a borrower operates. General risks to an industry, such as the recent economic recession and credit market crisis, or to a particular segment of an industry are monitored by senior management on an ongoing basis. When warranted, loans to individual borrowers who may be at risk due to an industry condition may be more closely analyzed and reviewed by our credit review committee or board of directors. Commercial and industrial borrowers are required to submit financial statements to us on a regular basis. We analyze these statements, looking for weaknesses and trends, and will assign the loan a risk grade accordingly. Based on this risk grade, the loan may receive an increased degree of scrutiny by management, up to and including additional loss reserves being required.

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Real Estate Loans

We make commercial real estate loans, construction and development loans and residential real estate loans.

Commercial Real Estate. Commercial real estate loans are generally limited to terms of five years or less, although payments are usually structured on the basis of a longer amortization. Interest rates may be fixed or adjustable, although rates generally will not be fixed for a period exceeding five years. In addition, we generally will require personal guarantees from the principal owners of the property supported by a review by our management of the principal owners’ personal financial statements.

Commercial real estate lending presents risks not found in traditional residential real estate lending. Repayment is dependent upon successful management and marketing of properties and on the level of expense necessary to maintain the property. Repayment of these loans may be adversely affected by conditions in the real estate market or the general economy. Also, commercial real estate loans typically involve relatively large loan balances to a single borrower. To mitigate these risks, we closely monitor our borrower concentration. These loans generally have shorter maturities than other loans, giving us an opportunity to reprice, restructure or decline renewal. As with other loans, all commercial real estate loans are graded depending upon strength of credit and performance. A higher risk grade will bring increased scrutiny by our management, credit review committee and board of directors.

Construction and Development Loans. We make construction and development loans both on a pre-sold and speculative basis. If the borrower has entered into an agreement to sell the property prior to beginning construction, then the loan is considered to be on a pre-sold basis. If the borrower has not entered into an agreement to sell the property prior to beginning construction, then the loan is considered to be on a speculative basis. Construction and development loans are generally made with a term of 12 to 24 months, and interest is paid monthly. The ratio of the loan principal to the value of the collateral as established by independent appraisal typically will not exceed 80% of residential construction loans. Speculative construction loans will be based on the borrower’s financial strength and cash flow position. Development loans are generally limited to 75% of appraised value. Loan proceeds will be disbursed based on the percentage of completion and only after the project has been inspected by an experienced construction lender or third-party inspector. During times of economic stress, this loan type has typically had a greater degree of risk than other loan types, as has been evident in the recent credit crisis.

Beginning in 2008, there have been numerous construction loan defaults among many commercial bank loan portfolios, including a number of Alabama-based banks. To mitigate the risk of such defaults in our portfolio, our board of directors and management tracks and monitors these loans closely. Our total construction loans decreased $6.5 million in 2013. Our allocation of loan loss reserve for these loans decreased $0.7 million to $5.8 million at December 31, 2013 compared to $6.5 million at the end 2012. Charge-offs for construction loans increased from $3.1 million for 2012 to $4.8 million for 2013, but the overall quality of our construction loan portfolio has improved with $9.2 million rated as substandard at December 31, 2013 compared to $14.4 million at December 31, 2012.

Residential Real Estate Loans. Our residential real estate loans consist primarily of residential second mortgage loans, residential construction loans and traditional mortgage lending for one-to-four family residences. We will originate fixed-rate mortgages with long-term maturities and balloon payments generally not exceeding five years. The majority of our fixed-rate loans are sold in the secondary mortgage market. All loans are made in accordance with our appraisal policy, with the ratio of the loan principal to the value of collateral as established by independent appraisal generally not exceeding 80%. Risks associated with these loans are generally less significant than those of other loans and involve fluctuations in the value of real estate, bankruptcies, economic downturn and customer financial problems. Real estate has recently experienced a period of declining prices which negatively affects real estate collateralized loans, but this negative effect has to date been more prevalent in regions of the United States other than our primary service areas; however, homes in our primary service areas may experience significant price declines in the future. We have not made and do not expect to make any “Alt-A” or subprime loans.

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Consumer Loans

We offer a variety of loans to retail customers in the communities we serve. Consumer loans in general carry a moderate degree of risk compared to other loans. They are generally more risky than traditional residential real estate loans but less risky than commercial loans. Risk of default is usually determined by the well-being of the local economies. During times of economic stress, there is usually some level of job loss both nationally and locally, which directly affects the ability of the consumer to repay debt. Risk on consumer-type loans is generally managed though policy limitations on debt levels consumer borrowers may carry and limitations on loan terms and amounts depending upon collateral type. Our consumer loans include home equity loans (open- and closed-end), vehicle financing, loans secured by deposits, and secured and unsecured personal loans. These various types of consumer loans all carry varying degrees of risk.

Commitments and Contingencies

As of December 31, 2013, we had commitments to extend credit beyond current fundings of approximately $1.1 billion, had issued standby letters of credit in the amount of approximately $40.4 million, and had commitments for credit card arrangements of approximately $38.1 million.

Policy for Determining the Loan Loss Allowance

The allowance for loan losses represents our management’s assessment of the risk associated with extending credit and its evaluation of the quality of the loan portfolio. In calculating the adequacy of the loan loss allowance, our management evaluates the following factors:

•	the asset quality of individual loans;

•	changes in the national and local economy and business conditions/development, including underwriting standards, collections, and charge-off and recovery practices;

•	changes in the nature and volume of the loan portfolio;

•	changes in the experience, ability and depth of our lending staff and management;

•	changes in the trend of the volume and severity of past-due loans and classified loans, and trends in the volume of non-accrual loans, troubled debt restructurings and other modifications, as has occurred in the residential mortgage markets and particularly for residential construction and development loans;

•	possible deterioration in collateral segments or other portfolio concentrations;

•	historical loss experience (when available) used for pools of loans (that is, collateral types, borrowers, purposes, etc.);

•	changes in the quality of our loan review system and the degree of oversight by our board of directors; and

•	the effect of external factors such as competition and the legal and regulatory requirement on the level of estimated credit losses in our current loan portfolio.

These factors are evaluated monthly, and changes in the asset quality of individual loans are evaluated as needed.

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We assign all of our loans individual risk grades when they are underwritten. We have established minimum general reserves based on the asset quality grade of the loan. We also apply general reserve factors based on historical losses, management’s experience and common industry and regulatory guidelines.

After a loan is underwritten and booked, it is monitored by the account officer, management, internal loan review, and representatives of our independent external loan review firm during the life of the loan. Payment performance is monitored monthly for the entire loan portfolio; account officers contact customers during the regular course of business and may be able to ascertain whether weaknesses are developing with the borrower; independent loan consultants perform a review annually; and federal and state banking regulators perform annual reviews of the loan portfolio. If we detect weaknesses that have developed in an individual loan relationship, we downgrade the loan and assign higher reserves based upon management’s assessment of the weaknesses in the loan that may affect full collection of the debt. We have established a policy to discontinue accrual of interest (non-accrual status) after any loan has become 90 days delinquent as to payment of principal or interest unless the loan is considered to be well collateralized and is actively in process of collection. In addition, a loan will be placed on non-accrual status before it becomes 90 days delinquent if management believes that the borrower’s financial condition is such that the collection of interest or principal is doubtful. Interest previously accrued but uncollected on such loans is reversed and charged against current income when the receivable is determined to be uncollectible. Interest income on non-accrual loans is recognized only as received. If a loan will not be collected in full, we increase the allowance for loan losses to reflect our management’s estimate of any potential exposure or loss.

Our net loan losses to average total loans increased to 0.33% for the year ended December 31, 2013 from 0.24% for the year ended December 31, 2012, which was down from 0.32% for the year ended December 31, 2011. Historical performance, however, is not an indicator of future performance, and our future results could differ materially. As of December 31, 2013, we had $9.6 million of non-accrual loans, of which 76% are secured real estate loans. We have allocated approximately $5.8 million of our allowance for loan losses to real estate construction, acquisition and development, and lot loans and $11.2 million to commercial and industrial loans, and have a total loan loss reserve as of December 31, 2013 allocable to specific loan types of $25.4 million. We also currently maintain a portion of the allowance for loan losses which is management’s evaluation of potential future losses that would arise in the loan portfolio should management’s assumption about qualitative and environmental conditions materialize. The qualitative factor portion of the allowance for loan losses is based on management’s judgment regarding various external and internal factors including macroeconomic trends, management’s assessment of the Company’s loan growth prospects and evaluations of internal risk controls. This qualitative factor portion of the allowance for loan losses totaled $5.3 million, resulting in a total allowance for loan losses of $30.7 million at December 31, 2013. Our management believes, based upon historical performance, known factors, overall judgment, and regulatory methodologies, that the current methodology used to determine the adequacy of the allowance for loan losses is reasonable, including after considering the effect of the current residential housing market defaults and business failures (particularly of real estate developers) plaguing financial institutions in general.

Our allowance for loan losses is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance for loan losses and the size of the allowance for loan losses in comparison to a group of peer banks identified by the regulators. During their routine examinations of banks, regulatory agencies may require a bank to make additional provisions to its allowance for loan losses when, in the opinion of the regulators, credit evaluations and allowance for loan loss methodology differ materially from those of management.

While it is our policy to charge off in the current period loans for which a loss is considered probable, there are additional risks of future losses that cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy, our management’s judgment as to the adequacy of the allowance is necessarily approximate and imprecise.

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Investments

In addition to loans, we purchase investments in securities, primarily in mortgage-backed securities and state and municipal securities. No investment in any of those instruments will exceed any applicable limitation imposed by law or regulation. Our board of directors reviews the investment portfolio on an ongoing basis in order to ensure that the investments conform to the policy as set by our board of directors. Our investment policy provides that no more than 60% of our total investment portfolio may be composed of municipal securities. All securities held are traded in liquid markets, and we have no auction-rate securities. We had no investments in any one security, restricted or liquid, in excess of 10% of our stockholders’ equity at December 31, 2013.

Deposit Services

We seek to establish solid core deposits, including checking accounts, money market accounts, savings accounts and a variety of certificates of deposit and IRA accounts. We currently have no brokered deposits. To attract deposits, we employ an aggressive marketing plan throughout our service areas that features a broad product line and competitive services. The primary sources of core deposits are residents of, and businesses, and their employees located in, our market areas. We have obtained deposits primarily through personal solicitation by our officers and directors, through reinvestment in the community, and through our stockholders, who have been a substantial source of deposits and referrals. We make deposit services accessible to customers by offering direct deposit, wire transfer, night depository, banking-by-mail and remote capture for non-cash items. The bank is a member of the FDIC, and thus our deposits are FDIC-insured.

Other Banking Services

Given client demand for increased convenience and account access, we offer a range of products and services, including 24-hour telephone banking, direct deposit, Internet banking, mobile banking, traveler’s checks, safe deposit boxes, attorney trust accounts and automatic account transfers. We also participate in a shared network of automated teller machines and a debit card system that our customers are able to use throughout Alabama and in other states and, in certain accounts subject to certain conditions, we rebate to the customer the ATM fees automatically after each business day. Additionally, we offer Visa® credit cards.

Asset, Liability and Risk Management

We manage our assets and liabilities with the aim of providing an optimum and stable net interest margin, a profitable after-tax return on assets and return on equity, and adequate liquidity. These management functions are conducted within the framework of written loan and investment policies. To monitor and manage the interest rate margin and related interest rate risk, we have established policies and procedures to monitor and report on interest rate risk, devise strategies to manage interest rate risk, monitor loan originations and deposit activity and approve all pricing strategies. We attempt to maintain a balanced position between rate-sensitive assets and rate-sensitive liabilities. Specifically, we chart assets and liabilities on a matrix by maturity, effective duration, and interest adjustment period, and endeavor to manage any gaps in maturity ranges.

Seasonality and Cycles

We do not consider our commercial banking business to be seasonal.

Employees

We had 275 full-time equivalent employees as of April 14, 2014. We consider our employee relations to be good, and we have no collective bargaining agreements with any employees.

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Properties

We operate through 13 banking offices, including our loan production office in Nashville, Tennessee. Our Shades Creek Parkway office also includes our corporate headquarters. We believe that our banking offices are in good condition, are suitable to our needs and, for the most part, are relatively new. The following table gives pertinent details about our banking offices:

State
MSA
Office Address	City	Zip Code	Owned or Leased	Date Opened
Alabama:
Birmingham-Hoover:
850 Shades Creek Parkway, Suite 200 (1)	Birmingham	35209	Leased	3/2/2005
324 Richard Arrington Jr. Boulevard North	Birmingham	35203	Leased	12/19/2005
5403 Highway 280, Suite 401	Birmingham	35242	Leased	8/15/2006
Total		3 Offices

Huntsville:
401 Meridian Street, Suite 100	Huntsville	35801	Leased	11/21/2006
1267 Enterprise Way, Suite A (1)	Huntsville	35806	Leased	8/21/2006
Total		2 Offices

Montgomery:
1 Commerce Street, Suite 200	Montgomery	36104	Leased	6/4/2007
8117 Vaughn Road, Unit 20	Montgomery	36116	Leased	9/26/2007
Total		2 Offices

Dothan:
4801 West Main Street (1)	Dothan	36305	Leased	10/17/2008
1640 Ross Clark Circle	Dothan	36301	Leased	2/1/2011
Total		2 Offices

Mobile:
64 North Royal Street	Mobile	36602	Leased	7/9/2012
		1 Office
Total Offices in Alabama		10 Offices

Florida:
Pensacola-Ferry Pass-Brent:
316 South Balen Street	Pensacola	32502	Leased	4/1/2011
4980 North 12th Avenue	Pensacola	32504	Owned	8/27/2012
Total		2 Offices

Tennessee:
Nashville:
611 Commerce Street (2)	Nashville	37203	Leased	6/4/2013
		1 Office
Total offices		13 Offices

(1) Offices relocated to this address. Original offices opened on date indicated.

(2) Office is a loan production office only.

Legal Proceedings

Neither we nor the bank is currently subject to any material legal proceedings. In the ordinary course of business, the bank is involved in routine litigation, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to the bank’s business. Management does not believe that there are any threatened proceedings against us or the bank which, if determined adversely, would have a material effect on our or the bank’s business, financial position or results of operations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section presents management’s perspective on our financial condition and results of operations. The following discussion and analysis is intended to highlight and supplement data and information presented elsewhere in this prospectus, including the consolidated financial statements and related notes, and should be read in conjunction with the accompanying tables and our annual audited financial statements. To the extent that this discussion describes prior performance, the descriptions relate only to the periods listed, which may not be indicative of our future financial outcomes. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause results to differ materially from management’s expectations. Factors that could cause such differences are discussed in the sections titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” We assume no obligation to update any of these forward-looking statements.

Overview

The following discussion and analysis presents our financial condition and results of operations on a consolidated basis. However, because we conduct all of our material business operations through our bank, the discussion and analysis relates to activities primarily conducted at the subsidiary level.

We are a bank holding company within the meaning of the Bank Holding Company Act of 1956 headquartered in Birmingham, Alabama. Through our wholly-owned subsidiary bank, we operate 12 full-service banking offices located in Jefferson, Shelby, Madison, Montgomery, Mobile and Houston Counties in Alabama, and in Escambia County in Florida. These offices operate in the Birmingham-Hoover, Huntsville, Montgomery, Mobile and Dothan, Alabama MSAs, and in the Pensacola-Ferry Pass-Brent, Florida MSA. Additionally, we opened a loan production office in Nashville, Tennessee in June 2013. Our principal business is to accept deposits from the public and to make loans and other investments. Our principal source of funds for loans and investments are demand, time, savings, and other deposits and the amortization and prepayment of loans and borrowings. Our principal sources of income are interest and fees collected on loans, interest and dividends collected on other investments and service charges. Our principal expenses are interest paid on savings and other deposits, interest paid on our other borrowings, employee compensation, office expenses and other overhead expenses.

Recent Developments – First Quarter 2014 Financial Results

On April 25, 2014, we filed with the SEC on Form 10-Q our unaudited financial results for the quarter ended March 31, 2014. We reported net income of $11.8 million and net income available to common stockholders of $11.7 million for the quarter ended March 31, 2014, compared to net income of $9.3 million and net income available to common stockholders of $9.2 million for the same quarter in 2013. The increase in net income was primarily attributable to a $4.9 million increase in net interest income as a result of growth in average earning assets and a decrease in provision for loan losses of $2.0 million resulting from lower charge-offs and decreases in non-performing loans. Non-interest income decreased $0.6 million and non-interest expense increased $2.9 million, both of which are more fully explained below.

Basic and diluted earnings per common share were $1.58 and $1.52, respectively, for the three months ended March 31, 2014, compared to $1.44 and $1.31, respectively, for the corresponding period in 2013. Return on average assets for the three months ended March 31, 2014 was 1.36% compared to 1.32% for the corresponding period in 2013, and return on average stockholders’ equity for the three months ended March 31, 2014 was 15.63%, compared to 15.29% for the corresponding period in 2013.

Net interest income was $30.8 million for the first quarter of 2014, compared to $30.1 million for the fourth quarter of 2013 and $25.9 million for the first quarter of 2013. The net interest margin in the first quarter of 2014 was 3.80%, a 13 basis point increase from the fourth quarter of 2013 and 12 basis point decrease from the first quarter of 2013. The increase in net interest margin on a linked quarter basis is attributable to a $146.0 million increase in average loans outstanding, resulting in a positive mix change in our balance sheet. Our overall cost of funds was down two basis points to 0.55% and average equity was higher by approximately $18.0 million. As of March 31, 2014, approximately 51% of our loan portfolio was comprised of variable-rate loans, and we believe we are well positioned in the event interest rates rise in the future.

Average loans for the first quarter of 2014 were $2.91 billion, an increase of $146.0 million, or 5%, over average loans of $2.76 billion for the fourth quarter of 2013, and an increase of $520.0 million, or 22%, over average loans of $2.39 billion for the first quarter of 2013.

Average total deposits for the first quarter of 2014 were flat at $2.97 billion when compared to the fourth quarter of 2013, and increased $544.0 million, or 22%, over average deposits of $2.43 billion for the first quarter of 2013.

In the first quarter of 2014, we experienced a decrease in non-performing assets, led by a decrease in other real estate owned. We sold 15 properties during the first quarter of 2014 for total proceeds of $2.7 million. Net credit charge-offs, while higher in the first quarter of 2014 than in the fourth quarter of 2013, remain well below levels we experienced in the first three quarters of 2013. We recorded a $2.3 million provision for loan losses in the first quarter of 2014 compared to $2.4 million in the fourth quarter of 2013 and $4.3 million in the first quarter of 2013. Growth in loans and improving credit quality has resulted in our loan loss reserve as a percent of loans remaining relatively stable, increasing one basis point to 1.08% at March 31, 2014 as compared to 1.07% at December 31, 2013 and two basis points as compared to 1.06% at September 30, 2013. In management’s opinion, the reserve is adequate and was determined by consistent application of ServisFirst Bank’s methodology for calculating its reserve for loan losses.

Non-interest income decreased $622,000 during the first quarter of 2014, or 22%, compared to the first quarter of 2013 primarily the result of a $696,000 decrease in mortgage banking revenue. We also had no securities sales in the first quarter of 2014 compared to $123,000 in securities gains during the first quarter of 2013. Deposit service charges increased by $106,000, or 14%, resulting from higher balances and an increase in the number of accounts and transactions. Increases in the cash surrender value of our life insurance contracts resulted from added investments in contracts during the third quarter of 2013.

Non-interest expense for the first quarter of 2014 increased $2.9 million, or 27%, to $13.7 million from $10.8 million in the first quarter of 2013. This increase consists primarily of a $1.3 million, or 23%, increase in salaries and employee benefits related to new hires to fill positions in our newer markets of Mobile, Alabama and Nashville, Tennessee, a $300,000 increase in equipment and occupancy expense in these markets attributable to such expansion and a non-routine expense of $703,000 resulting from an immaterial correction of our accounting for vested stock options previously granted to members of our advisory boards in our Dothan, Huntsville and Montgomery markets. We historically accounted for these options under the provisions of FASB ASC 718-10, Compensation – Stock Compensation, and now have determined to recognize as an expense the fair value of these vested options in accordance with the provisions of the FASB ASC Topic 505-50, Equity-Based Payments to Non-Employees. The change in accounting treatment is a non-cash item and does not impact the Company’s operating activities or cash from operations. For additional information on our first quarter results, see the section titled “Where You Can Find More Information.”

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Critical Accounting Policies

Our consolidated financial statements are prepared based on the application of certain accounting policies, the most significant of which are described in the notes to the consolidated financial statements. Certain of these policies require numerous estimates and strategic or economic assumptions that may prove inaccurate or subject to variation and may significantly affect our reported results and financial position for the current period or in future periods. The use of estimates, assumptions, and judgments are necessary when financial assets and liabilities are required to be recorded at, or adjusted to reflect, fair value. Assets carried at fair value inherently result in more financial statement volatility. Fair values and information used to record valuation adjustments for certain assets and liabilities are based on either quoted market prices or are provided by other independent third-party sources, when available. When such information is not available, management estimates valuation adjustments. Changes in underlying factors, assumptions or estimates in any of these areas could have a material impact on our future financial condition and results of operations.

Allowance for Loan Losses

The allowance for loan losses, sometimes referred to as the “ALLL,” is established through periodic charges to income. Loan losses are charged against the ALLL when management believes that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALLL. If the ALLL is considered inadequate to absorb future loan losses on existing loans for any reason, including but not limited to, increases in the size of the loan portfolio, increases in charge-offs or changes in the risk characteristics of the loan portfolio, then the provision for loan losses is increased.

Loans are considered impaired when, based on current information and events, it is probable that the bank will be unable to collect all amounts due according to the original terms of the loan agreement. The collection of all amounts due according to contractual terms means that both the contractual interest and principal payments of a loan will be collected as scheduled in the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or, as a practical expedient, at the loan’s observable market price, or the fair value of the underlying collateral. The fair value of collateral, reduced by costs to sell on a discounted basis, is used if a loan is collateral-dependent.

Investment Securities Impairment

Periodically, we may need to assess whether there have been any events or economic circumstances to indicate that a security on which there is an unrealized loss is impaired on an other-than-temporary basis. In any such instance, we would consider many factors, including the severity and duration of the impairment, our intent and ability to hold the security for a period of time sufficient for a recovery in value, recent events specific to the issuer or industry, and for debt securities, external credit ratings and recent downgrades. Securities on which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value, with the write-down recorded as a realized loss in securities gains (losses).

Other Real Estate Owned

Other real estate owned (“OREO”), consisting of assets that have been acquired through foreclosure, is recorded at the lower of cost or estimated fair value less the estimated cost of disposition. Fair value is based on independent appraisals and other relevant factors. Other real estate owned is revalued on an annual basis or more often if market conditions necessitate. Valuation adjustments required at foreclosure are charged to the allowance for loan losses. Subsequent to foreclosure, losses on the periodic revaluation of the property are charged to net income as OREO expense. Significant judgments and complex estimates are required in estimating the fair value of other real estate, and the period of time within which such estimates can be considered current is significantly shortened during periods of market volatility, as experienced in recent years. As a result, the net proceeds realized from sales transactions could differ significantly from appraisals, comparable sales, and other estimates used to determine the fair value of other real estate.

Results of Operations

Net Income

Net income was $41.6 million and net income available to common stockholders was $41.2 million for the year ended December 31, 2013, compared to $34.4 million and $34.0 million, respectively, for the year ended December 31, 2012. This increase in net income is primarily attributable to an increase in net interest income, which increased $18.4 million, or 19.6%, to $112.5 million in 2013 from $94.1 million in 2012. Non-interest income increased $0.4 million, or 4.2%, to $10.0 million in 2013 from $9.6 million in 2012. Non-interest expense increased by $4.4 million, or 10.2%, to $47.5 million in 2013 from $43.1 million in 2012. Basic and diluted net income per common share were $6.00 and $5.69, respectively, for the year ended December 31, 2013, compared to $5.68 and $4.99, respectively, for the year ended December 31, 2012. Return on average assets was 1.32% in 2013, compared to 1.31% in 2012, and return on average stockholders’ equity was 15.70% in 2013, compared to 15.99% in 2012.

Net income and net income available to common stockholders for the year ended December 31, 2012 was $34.4 million and $34.0 million, respectively, compared to net income and net income available to common stockholders of $23.4 million and $23.2 million for the year ended December 31, 2011. This increase in net income is primarily attributable to an increase in net interest income, which increased $18.8 million, or 25.0%, to $94.1 million in 2012 from $75.3 million in 2011. Non-interest income increased $2.7 million, or 39.1%, to $9.6 million in 2012 from $6.9 million in 2011. Non-interest expense increased by $5.6 million, or 14.9%, to $43.1 million in 2012 from $37.5 million in 2011. Basic and diluted net income per common share were $5.68 and $4.99, respectively, for the year ended December 31, 2012, compared to $4.03 and $3.53, respectively, for the year ended December 31, 2011. Return on average assets was 1.31% in 2012, compared to 1.12% in 2011, and return on average stockholders’ equity was 15.99% in 2012, compared to 14.86% in 2011. The following table presents some ratios of our results of operations for the years ended December 31, 2013, 2012 and 2011.

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	For the years ended December 31,
	2013	2012	2011
Return on average assets	1.32%	1.31%	1.12%
Return on average stockholders' equity	15.70%	15.99%	14.86%
Dividend payout ratio	8.79%	10.02%	-%
Average stockholders' equity to average total assets	8.43%	8.19%	7.56%

The following tables present a summary of our statements of income, including the percentage change in each category, for the year ended December 31, 2013 compared to 2012, and for the year ended December 31, 2012 compared to 2011, respectively.

	Year Ended December 31,
	2013	2012	Change from the Prior Year
	(Dollars in Thousands)
Interest income	$126,081	$109,023	15.65%
Interest expense	13,619	14,901	-8.60%
Net interest income	112,462	94,122	19.49%
Provision for loan losses	13,008	9,100	42.95%
Net interest income after provision for loan losses	99,454	85,022	16.97%
Non-interest income	10,010	9,643	3.81%
Non-interest expense	47,489	43,100	10.18%
Net income before taxes	61,975	51,565	20.19%
Taxes	20,358	17,120	18.91%
Net income	41,617	34,445	20.82%
Dividends on preferred stock	416	400	4.00%
Net income available to common stockholders	$41,201	$34,045	21.02%

	Year Ended December 31,
	2012	2011	Change from the Prior Year
	(Dollars in Thousands)
Interest income	$109,023	$91,411	19.27%
Interest expense	14,901	16,080	-7.33%
Net interest income	94,122	75,331	24.94%
Provision for loan losses	9,100	8,972	1.43%
Net interest income after provision for loan losses	85,022	66,359	28.12%
Non-interest income	9,643	6,926	39.23%
Non-interest expense	43,100	37,458	15.06%
Net income before taxes	51,565	35,827	43.93%
Taxes	17,120	12,389	38.19%
Net income	34,445	23,438	46.96%
Dividends on preferred stock	400	200	100.00%
Net income available to common stockholders	$34,045	$23,238	46.51%

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Net Interest Income

Net interest income is the difference between the income earned on interest-earning assets and interest paid on interest bearing liabilities used to support such assets. The major factors which affect net interest income are changes in volumes, the yield on interest-earning assets and the cost of interest-bearing liabilities. Our management’s ability to respond to changes in interest rates by effective asset-liability management techniques is critical to maintaining the stability of the net interest margin and the momentum of our primary source of earnings.

Net interest income increased $18.4 million, or 19.5%, to $112.5 million for the year ended December 31, 2013 from $94.1 million for the year ended December 31, 2012. This was due to an increase in total interest income of $17.1 million, or 15.6%, and a decrease in total interest expense of $1.3 million, or a 8.6% reduction. The increase in total interest income was primarily attributable to a 26.50% increase in average loans outstanding from 2012 to 2013, which was the result of growth in all of our markets, including in Mobile, Alabama and Nashville, Tennessee, our two newest markets.

Net interest income increased $18.8 million, or 24.9%, to $94.1 million for the year ended December 31, 2012 from $75.3 million for the year ended December 31, 2011. This was due to an increase in total interest income of $17.6 million, or 19.3%, and a decrease in total interest expense of $1.2 million, or -7.3%. The increase in total interest income was primarily attributable to a 29.30% increase in average loans outstanding from 2011 to 2012, which was the result of growth in all of our markets, including in Pensacola, Florida, our newest market entrance in 2011.

Net Interest Margin Analysis

The net interest margin is impacted by the average volumes of interest-sensitive assets and interest-sensitive liabilities and by the difference between the yield on interest-sensitive assets and the cost of interest-sensitive liabilities (spread). Loan fees collected at origination represent an additional adjustment to the yield on loans. Our spread can be affected by economic conditions, the competitive environment, loan demand, and deposit flows. The net yield on earning assets is an indicator of effectiveness of our ability to manage the net interest margin by managing the overall yield on assets and cost of funding those assets.

The following table shows, for the years ended December 31, 2013, 2012 and 2011, the average balances of each principal category of our assets, liabilities and stockholders’ equity, and an analysis of net interest revenue, and the change in interest income and interest expense segregated into amounts attributable to changes in volume and changes in rates. This table is presented on a taxable equivalent basis, if applicable.

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Average Balance Sheets and Net Interest Analysis

On a Fully Taxable-Equivalent Basis

For the Year Ended December 31,

(In thousands, except Average Yields and Rates)

	2013			2012			2011
	Average Balance	Interest Earned / Paid	Average Yield / Rate	Average Balance	Interest Earned / Paid	Average Yield / Rate	Average Balance	Interest Earned / Paid	Average Yield / Rate
Assets:
Interest earning assets:
Loans, net of unearned income
Taxable (1)	$2,573,621	$118,032	4.59%	$2,034,478	$100,143	4.92%	$1,573,500	$82,083	5.22%
Tax-exempt(2)	3,274	170	5.19	1,631	95	5.82	-	-	-
Mortgage loans held for sale Securities:	12,953	306	2.36	17,905	349	1.95	7,556	211	2.79
Taxable	149,996	3,906	2.60	184,174	4,815	2.61	188,315	5,721	3.04
Tax-exempt(2)	115,829	4,884	4.22	100,926	4,683	4.64	82,239	4,275	5.20
Total securities (3)	265,825	8,790	3.31	285,100	9,498	3.33	270,554	9,996	3.69
Federal funds sold	44,106	110	0.25	94,425	196	0.21	85,825	176	0.21
Restricted equity securities	4,299	93	2.16	4,434	104	2.35	4,259	74	1.74
Interest bearing balances with banks	100,417	280	0.28	80,170	200	0.25	83,152	203	0.24
Total interest earning assets	$3,004,495	$127,781	4.25%	$2,518,143	$110,585	4.39%	$2,024,846	$92,743	4.58%
Non-interest earning assets:
Cash and due from banks	45,528			38,467			28,304
Net premises and equipment	9,148			6,074			4,813
Allowance for loan losses,accrued interest and other assets	84,297			65,504			29,094
Total assets	$3,143,468			$2,628,188			$2,087,057

Interest bearing liabilities:
Interest bearing deposits:
Checking	$433,931	$1,201	0.28%	$351,975	$1,074	0.31%	$303,165	$1,133	0.37%
Savings	21,793	61	0.28	17,081	48	0.28	10,088	47	0.47
Money market	1,244,957	5,810	0.47	1,042,870	5,820	0.56	902,290	6,675	0.74
Time deposits	404,927	4,758	1.18	398,552	5,307	1.33	330,221	5,192	1.57
Federal funds purchased	167,063	462	0.28	88,732	222	0.25	19,335	49	0.25
Other borrowings	21,780	1,327	6.09	33,126	2,430	7.34	41,866	2,984	7.13
Total interest bearing liabilities	$2,294,451	$13,619	0.59%	$1,932,336	$14,901	0.77%	$1,606,965	$16,080	1.00%
Non-interest bearing liabilities:
Non-interest bearing checking	576,072			474,284			315,781
Other liabilities	7,835			6,200			6,580
Stockholders' equity	259,631			207,656			152,892
Unrealized gains on securities and derivatives	5,479			7,712			4,839
Total liabilities and stockholders' equity	$3,143,468			$2,628,188			$2,087,057
Net interest spread			3.66%			3.62%			3.58%
Net interest margin			3.80%			3.80%			3.79%

(1)	Non-accrual loans are included in average loan balances in all periods. Loan fees of $551,000, $372,000 and $538,000 are included in interest income in 2013, 2012 and 2011, respectively.
(2)	Interest income and yields are presented on a fully taxable equivalent basis using a tax rate of 35%.
(3)	Unrealized gains of $8,408,000, $11,998,000 and $7,624,000 are excluded from the yield calculation in 2013, 2012 and 2011, respectively.

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The following table reflects changes in our net interest margin as a result of changes in the volume and rate of our interest bearing assets and liabilities.

	For the Year Ended December 31,
	2013 Compared to 2012 Increase (Decrease) in Interest Income and Expense Due to Changes in:			2012 Compared to 2011 Increase (Decrease) in Interest Income and Expense Due to Changes in:
	Volume	Rate	Total	Volume	Rate	Total
Interest earning assets:
Loans, net of unearned income
Taxable	$25,097	$(7,208)	$17,889	$22,910	$(4,850)	$18,060
Tax-exempt	86	(11)	75	95	-	95
Mortgages held for sale	(108)	65	(43)	218	(80)	138
Taxable	(890)	(19)	(909)	(124)	(782)	(906)
Tax-exempt	652	(451)	201	900	(492)	408
Federal funds sold	(119)	33	(86)	18	2	20
Restricted equity securities	(3)	(8)	(11)	3	27	30
Interest bearing balances with banks	54	26	80	(7)	4	(3)
Total interest-earning assets	24,769	(7,573)	17,196	24,013	(6,171)	17,842

Interest bearing liabilities:
Interest bearing demand deposits	234	(107)	127	167	(226)	(59)
Savings	13	-	13	25	(24)	1
Money market	1,028	(1,038)	(10)	941	(1,796)	(855)
Time deposits	84	(633)	(549)	980	(865)	115
Federal funds purchased	215	25	240	174	(1)	173
Other borrowed funds	(738)	(365)	(1,103)	(641)	87	(554)
Total interest bearing liabilities	836	(2,118)	(1,282)	1,646	(2,825)	(1,179)
Increase in net interest income	$23,933	$(5,455)	$18,478	$22,367	$(3,346)	$19,021

In the table above, changes in net interest income are attributable to (i) changes in average balances (volume variance), (ii) changes in rates (rate variance), or (iii) changes in rate and average balances (rate/volume variance). The volume variance is calculated as the change in average balances times the old rate. The rate variance is calculated as the change in rates times the old average balance. The rate/volume variance is calculated as the change in rates times the change in average balances. The rate/volume variance is allocated on a pro rata basis between the volume variance and the rate variance in the table above.

The two primary factors that make up the spread are the interest rates received on loans and the interest rates paid on deposits. We have been disciplined in raising interest rates on deposits only as the market demanded and thereby managing our cost of funds. Also, we have not competed for new loans on interest rate alone, but rather we have relied significantly on effective marketing to business customers.

Our net interest spread and net interest margin were 3.66% and 3.80%, respectively, for the year ended December 31, 2013, compared to 3.62% and 3.80%, respectively, for the year ended December 31, 2012. Our average interest earning assets for the year ended December 31, 2013 increased $486.4 million, or 19.3%, to $3.0 billion from $2.5 billion for the year ended December 31, 2012. This increase in our average interest earning assets was due to continued core growth in all of our markets and increased loan production. Our average interest bearing liabilities increased $362.1 million, or 18.7%, to $2.3 billion for the year ended December 31, 2013 from $1.9 billion for the year ended December 31, 2012. This increase in our average interest bearing liabilities was primarily due to an increase in interest bearing deposits in all our markets. The ratio of our average interest earning assets to average interest bearing liabilities was 130.9% and 130.3% for the years ended December 31, 2013 and 2012, respectively.

Our average interest earning assets produced a taxable equivalent yield of 4.25% for the year ended December 31, 2013, compared to 4.39% for the year ended December 31, 2012. The average rate paid on interest bearing liabilities was 0.59% for the year ended December 31, 2013, compared to 0.77% for the year ended December 31, 2012.

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Our net interest spread and net interest margin were 3.62% and 3.80%, respectively, for the year ended December 31, 2012, compared to 3.58% and 3.79%, respectively, for the year ended December 31, 2011. Our average interest earning assets for the year ended December 31, 2012 increased $493.3 million, or 24.4%, to $2.5 billion from $2.0 billion for the year ended December 31, 2011. This increase in our average interest earning assets was due to continued core growth in all of our markets, increased loan production and increases in investment securities, federal funds sold and interest bearing balances with other banks. Our average interest bearing liabilities increased $325.4 million, or 20.2%, to $1.9 billion for the year ended December 31, 2012 from $1.6 billion for the year ended December 31, 2011. This increase in our average interest bearing liabilities was primarily due to an increase in interest bearing deposits in all our markets. We prepaid our $5 million 8.25% subordinated note on June 2, 2012 and our $15 million 8.5% subordinated debenture on November 8, 2012. We issued $20 million in 5.5% subordinated notes due in November 9, 2022 in a private placement with accredited investors. The ratio of our average interest earning assets to average interest bearing liabilities was 130.3% and 126.0% for the years ended December 31, 2012 and 2011, respectively.

Our average interest earning assets produced a taxable equivalent yield of 4.39% for the year ended December 31, 2012, compared to 4.58% for the year ended December 31, 2011. The average rate paid on interest bearing liabilities was 0.77% for the year ended December 31, 2012, compared to 1.00% for the year ended December 31, 2011.

Provision for Loan Losses

The provision for loan losses represents the amount determined by management to be necessary to maintain the allowance for loan losses at a level capable of absorbing inherent losses in the loan portfolio. Our management reviews the adequacy of the allowance for loan losses on a quarterly basis. The allowance for loan losses calculation is segregated into various segments that include classified loans, loans with specific allocations and pass rated loans. A pass rated loan is generally characterized by a very low to average risk of default and in which management perceives there is a minimal risk of loss. Loans are rated using a nine-point risk grade scale with loan officers having the primary responsibility for assigning risk grades and for the timely reporting of changes in the risk grades. Based on these processes, and the assigned risk grades, the criticized and classified loans in the portfolio are segregated into the following regulatory classifications: Special Mention, Substandard, Doubtful or Loss, with some general allocation of reserve based on these grades. At December 31, 2013, total loans rated Special Mention, Substandard, and Doubtful were $93.2 million, or 3.3% of total loans, compared to $100.7 million, or 4.3% of total loans, at December 31, 2012. Impaired loans are reviewed specifically and separately under FASB ASC 310-30-35, Subsequent Measurement of Impaired Loans, to determine the appropriate reserve allocation. Our management compares the investment in an impaired loan with the present value of expected future cash flow discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of the collateral, if the loan is collateral-dependent, to determine the specific reserve allowance. Reserve percentages assigned to non-impaired loans are based on historical charge-off experience adjusted for other risk factors. To evaluate the overall adequacy of the allowance to absorb losses inherent in our loan portfolio, our management considers historical loss experience based on volume and types of loans, trends in classifications, volume and trends in delinquencies and non-accruals, economic conditions and other pertinent information. Based on future evaluations, additional provisions for loan losses may be necessary to maintain the allowance for loan losses at an appropriate level.

The provision expense for loan losses was $13.0 million for the year ended December 31, 2013, an increase of $3.9 million from $9.1 million in 2012. This increase in provision expense for loan losses is primarily attributable to growth in the loan portfolio and elevated net charge-offs for 2013 compared to 2012. Our management maintains a proactive approach in managing non-performing loans, which decreased to $9.7 million, or 0.34%, of total loans at December 31, 2013 from $10.4 million, or 0.44%, of total loans at December 31, 2012. During 2013, we had net charged-off loans totaling $8.6 million, compared to net charged-off loans of $4.9 million for 2012. The ratio of net charged-off loans to average loans was 0.33% for 2013 compared to 0.24% for 2012. The allowance for loan losses totaled $30.7 million, or 1.07% of loans, net of unearned income, at December 31, 2013, compared to $26.3 million, or 1.11% of loans, net of unearned income, at December 31, 2012.

The provision expense for loan losses was $9.1 million for the year ended December 31, 2012, an increase of $0.1 million from $9.0 million in 2011. Also, non-performing loans decreased to $10.4 million, or 0.44% of total loans, at December 31, 2012 from $13.8 million, or 0.75%, of total loans at December 31, 2011. During 2012, we had net charged-off loans totaling $4.9 million, compared to net charged-off loans of $5.0 million for 2011. The ratio of net charged-off loans to average loans was 0.24% for 2012 compared to 0.32% for 2011. The allowance for loan losses totaled $26.3 million, or 1.11% of loans, net of unearned income, at December 31, 2012, compared to $22.0 million, or 1.20% of loans, net of unearned income, at December 31, 2011.

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Non-interest Income

Non-interest income increased $0.4 million, or 4.2%, to $10.0 million in 2013 from $9.6 million in 2012. Service charges on deposit accounts increased $0.4 million, or 14.3%, to $3.2 million in 2013 compared to 2012 due to increases in the number of accounts. Increases in the cash surrender value of bank-owned life insurance contracts were up $0.4 million, or 25.0%, to $2.0 million in 2013 compared to 2012 which is the result of additional investment of $10.0 million in such contracts in September 2013. Other operating income increased $0.4 million, or 23.5%, to $2.1 million in 2013 compared to 2012. Mortgage banking income decreased $1.1 million, or 30.6%, to $2.5 million in 2013 compared to 2012. Higher mortgage rates and a general slow-down in refinance activity during 2013 compared to 2012 lead to lower mortgage banking revenue.

Non-interest income increased $2.7 million, or 39.1%, to $9.6 million in 2012 from $6.9 million in 2011. Increases in the cash surrender value of bank-owned life insurance contracts of $1.6 million in 2012, compared to $0.4 million in 2011, was a major component of the increase in non-interest income from 2011 to 2012. Service charges on deposit accounts increased $0.5 million, or 21.7%, to $2.8 million in 2012 compared to 2011. The average balances on transaction deposit accounts, from which service fees are derived, were up $354.9 million, or 23.2%, from 2012 to 2013. We also dropped our earnings credit rate paid on deposits in April 2012 from 0.50% to 0.35%, which contributed to somewhat higher service fee income. Interchange income from credit card activity increased from $0.5 million in 2011 to $1.0 million in 2012, resulting from increases in the number of cards sold, and from increased spending on existing cards. There were no gains on the sale of available-for-sale securities during 2012, compared to $0.7 million during 2011.

Non-interest Expense

Non-interest expenses increased $4.4 million, or 10.2%, to $47.5 million for the year ended December 31, 2013 from $43.1 million for the year ended December 31, 2012. This increase is largely attributable to increased salary and employee benefits expense, which is a result of staff additions related to our expansion, increased incentive pay, and general merit increases. We had 262 full-time equivalent employees at December 31, 2013 compared to 234 at December 31, 2012. Equipment and occupancy expense increased $1.2 million, or 30.0%, to $5.2 million in 2013 compared to $4.0 million in 2012. Much of this increase is the result of operating an airplane we purchased in the fourth quarter of 2012. Additionally, we opened a new loan production office in Nashville, Tennessee and expanded our space in our Mobile, Alabama office. FDIC assessments were up $0.2 million, or 12.5%, to $1.8 million in 2013 from $1.6 million in 2012, mostly a result of increases in total assets, which is the major component of our assessment base. OREO expense decreased $1.3 million, or 48.1%, to $1.4 million in 2013 from $2.7 million in 2012. This large decrease was the result of fewer write-downs in residential development properties during 2013 compared to 2012. Other non-interest expenses increased $0.2 million, or 1.9%, to $10.9 million compared to $10.7 million in 2012.

Non-interest expenses increased $5.6 million, or 14.9%, to $43.1 million for the year ended December 31, 2012 from $37.5 million for the year ended December 31, 2011. This increase is largely attributable to increased salary and employee benefits expense, which is a result of staff additions related to our expansion. We had 234 full-time equivalent employees at December 31, 2012 compared to 210 at December 31, 2011. Equipment and occupancy expense increased $0.3 million, or 8.1%, as a result of the opening of a new office in our Pensacola, Florida market. This office is housed in an owned facility. FDIC assessments expensed during 2012 were down $0.2 million, or 11.1%, from $1.8 million in 2011 to $1.6 million in 2012. This was the result of changes by the FDIC, under the Dodd-Frank Act, in how the assessment base is determined, and at what rates assessments are charged. These changes took effect during the second quarter of 2011. OREO expense increased $1.9 million, or 237.5%, from $0.8 million in 2011 to $2.7 million in 2012. This increase was the result of increased write-downs in the value of residential development properties in various stages of completion. Other non-interest expenses increased $0.3 million, or 2.9%, to $10.7 million for the year ended December 31, 2012 from $10.4 million for the year ended December 31, 2011. Other expenses in 2011 included $738,000 in prepayment penalties incurred as a result of our prepayment of FHLB debt. Offsetting this during 2012 were increases in credit card processing expenses and other loan expenses.

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Income Tax Expense

Income tax expense was $20.4 million for the year ended December 31, 2013 compared to $17.1 million in 2012 and $12.4 million in 2011. Our effective tax rates for 2013, 2012 and 2011 were 32.85%, 33.20% and 34.58%, respectively. Our primary permanent differences are related to tax exempt income on securities, and Alabama income tax benefits on real estate investment trust dividends and incentive stock option expenses.

We invested $65.0 million in bank-owned life insurance for certain named officers of the bank. The periodic increases in cash surrender value of those policies are tax exempt and therefore contribute to a larger permanent difference between book income and taxable income.

We created real estate investment trusts for the purposes of isolating certain real estate loans in Alabama and Florida for tracking purposes. The trusts are wholly-owned subsidiaries of a trust holding company, which in turn is a wholly-owned subsidiary of the bank. The trusts pay a dividend of their net earnings, primarily interest income derived from the loans they hold, to the bank, which receives a deduction for state income tax.

Financial Condition

Assets

Total assets at December 31, 2013, were $3.5 billion, an increase of $0.6 billion, or 20.7% over total assets of $2.9 billion at December 31, 2012. Average assets for the year ended December 31, 2013 were $3.1 billion, an increase of $0.5 billion, or 23.8%, over average assets of $2.6 billion for the year ended December 31, 2012. Loan growth was the primary reason for the increase. Year-end 2013 loans were $2.9 billion, up $0.5 billion, or 20.8%, over year-end 2012 total loans of $2.4 billion.

Total assets at December 31, 2012, were $2.9 billion, an increase of $0.4 billion, or 16.0% over total assets of $2.5 billion at December 31, 2011. Average assets for the year ended December 31, 2012 were $2.6 billion, an increase of $0.5 billion, or 23.8%, over average assets of $2.1 billion for the year ended December 31, 2011. Loan growth was the primary reason for the increase. Year-end 2012 loans were $2.4 billion, up $0.6 billion, or 33.3%, over year-end 2011 total loans of $1.8 billion.

Earning assets include loans, securities, short-term investments and bank-owned life insurance contracts. We maintain a higher level of earning assets in our business model than do our peers because we allocate fewer of our resources to facilities, ATMs, cash and due-from-bank accounts used for transaction processing. Earning assets at December 31, 2013 were $3.4 billion, or 97.6% of total assets of $3.5 billion. Earning assets at December 31, 2012 were $2.8 billion, or 97.5% of total assets of $2.9 billion. We believe this ratio is expected to generally continue at these levels, although it may be affected by economic factors beyond our control.

Investment Portfolio

We view the investment portfolio as a source of income and liquidity. Our investment strategy is to accept a lower immediate yield in the investment portfolio by targeting shorter term investments. For example, as of March 31, 2014, the average duration of our investment portfolio was 2.9 years. Our investment policy provides that no more than 60% of our total investment portfolio should be composed of municipal securities. At December 31, 2013, mortgage-backed securities represented 39% of the investment portfolio, state and municipal securities represented 45% of the investment portfolio, U.S. Treasury and government agencies represented 11% of the investment portfolio, and corporate debt represented 5% of the investment portfolio.

All of our investments in mortgage-backed securities are pass-through mortgage-backed securities. We do not currently, and did not have at December 31, 2013, any structured investment vehicles or any private-label mortgage-backed securities. The amortized cost of securities in our portfolio totaled $292.5 million at December 31, 2013, compared to $248.6 million at December 31, 2012. All such securities held are traded in liquid markets. The following table presents the amortized cost of securities available for sale and held to maturity by type at December 31, 2013, 2012 and 2011.

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	December 31,
	2013	2012	2011
Securities Available for Sale
U.S. Treasury and government agencies	$31,641	$27,360	$98,169
Mortgage-backed securities	85,764	69,298	88,118
State and municipal securities	127,083	112,319	95,331
Corporate debt	15,738	13,677	1,030
Total	$260,226	$222,654	$282,648
Securities Held to Maturity
Mortgage-backed securities	$26,730	$20,429	$9,676
State and municipal securities	5,544	5,538	5,533
Total	$32,274	$25,967	$15,209

The following table presents the amortized cost of our securities as of December 31, 2013 by their stated maturities (this maturity schedule excludes security prepayment and call features), as well as the taxable equivalent yields for each maturity range.

Maturity of Debt Securities - Amortized Cost

	Less Than One Year	One Year through Five Years	Six Years through Ten Years	More Than Ten Years	Total
	(In Thousands)
At December 31, 2013:
Securities Available for Sale:
U.S. Treasury and government agencies	$59	$22,676	$8,906	$-	$31,641
Mortgage-backed securities	195	83,929	1,147	493	85,764
State and municipal securities	5,600	70,106	50,283	1,094	127,083
Corporate debt	-	9,753	5,985	-	15,738
Total	$5,854	$186,464	$66,321	$1,587	$260,226

Tax-equivalent Yield
U.S. Treasury and government agencies	5.02%	2.17%	2.31%	-%	2.21%
Mortgage-backed securities	5.30	2.99	3.51	3.46	3.00
State and municipal securities	4.95	3.54	4.53	6.17	4.02
Corporate debt	-	1.33	1.17	-	1.27
Weighted average yield	4.96%	3.01%	3.91%	5.33%	3.30%

Securities Held to Maturity:
Mortgage-backed securities	$-	$2,382	$24,348	$-	$26,730
State and municipal securities	-	-	-	5,544	5,544
Total	$-	$2,382	$24,348	$5,544	$32,274

Tax-equivalent Yield
Mortgage-backed securities	-%	3.94%	2.69%	-%	2.80%
State and municipal securities	-	-	-	6.27	6.27
Weighted average yield	-%	3.94%	2.69%	6.27%	3.40%

(1) Yields are presented on a fully-taxable equivalent basis using a tax rate of 35%.

At December 31, 2013, we had $8.6 million in federal funds sold, compared with $3.3 million at December 31, 2012. At the end of each of the two years, we shifted balances held at correspondent banks to our reserve account at the Federal Reserve Bank of Atlanta to gain favorable capital treatment. At December 31, 2013, there were no holdings of securities of any issuer, other than U.S. government and its agencies, in an amount greater than 10% of our stockholders’ equity.

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The objective of our investment policy is to invest funds not otherwise needed to meet our loan demand to earn the maximum return, yet still maintain sufficient liquidity to meet fluctuations in our loan demand and deposit structure. In doing so, we balance the market and credit risks against the potential investment return, make investments compatible with the pledge requirements of any deposits of public funds, maintain compliance with regulatory investment requirements, and assist certain public entities with their financial needs. The investment committee has full authority over the investment portfolio and makes decisions on purchases and sales of securities. The entire portfolio, along with all investment transactions occurring since the previous board of directors meeting, is reviewed by the board at each monthly meeting. The investment policy allows portfolio holdings to include short-term securities purchased to provide us with needed liquidity and longer term securities purchased to generate level income for us over periods of interest rate fluctuations.

Loan Portfolio

We had total loans of approximately $2.859 billion at December 31, 2013. The following table shows the percentage of our total loan portfolio by MSA. With our loan portfolio concentrated in a limited number of markets, there is a risk that our borrowers’ ability to repay their loans from us could be affected by changes in local and regional economic conditions.

Percentage of Total Loans in MSA
Birmingham-Hoover, AL MSA	50%
Huntsville, AL MSA	15%
Montgomery, AL MSA	10%
Dothan, AL MSA	13%
Mobile, AL MSA	3%
Total Alabama MSAs	91%
Pensacola, FL MSA	8%
Nashville, TN MSA	1%

The following table details our loans at December 31, 2013, 2012, 2011, 2010 and 2009:

	2013	2012	2011	2010	2009
	(Dollars in Thousands)
Commercial, financial and agricultural	$1,278,649	$1,030,990	$799,464	$536,620	$461,088
Real estate - construction	151,868	158,361	151,218	172,055	224,178
Real estate - mortgage:
Owner-occupied commercial	710,372	568,041	398,601	270,767	203,983
1-4 family mortgage	278,621	235,909	205,182	199,236	165,512
Other mortgage	391,396	323,599	235,251	178,793	119,749
Total real estate - mortgage	1,380,389	1,127,549	839,034	648,796	489,244
Consumer	47,962	46,282	41,026	37,347	32,574
Total Loans	2,858,868	2,363,182	1,830,742	1,394,818	1,207,084
Less: Allowance for loan losses	(30,663)	(26,258)	(22,030)	(18,077)	(14,737)
Net Loans	$2,828,205	$2,336,924	$1,808,712	$1,376,741	$1,192,347

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The following table details the percentage composition of our loan portfolio by type at December 31, 2013, 2012, 2011, 2010 and 2009:

	2013	2012	2011	2010	2009

Commercial, financial and agricultural	44.73%	43.63%	43.67%	38.47%	38.20%
Real estate - construction	5.31	6.70	8.26	12.34	18.57
Real estate - mortgage:
Owner-occupied commercial	24.85	24.04	21.77	19.41	16.90
1-4 family mortgage	9.74	9.98	11.21	14.28	13.71
Other mortgage	13.69	13.69	12.85	12.82	9.92
Total real estate - mortgage	48.28	47.71	45.83	46.51	40.53
Consumer	1.68	1.96	2.24	2.68	2.70
Total Loans	100.00%	100.00%	100.00%	100.00%	100.00%

The following table details maturities and sensitivity to interest rate changes for our loan portfolio at December 31, 2013:

	Due in 1	Due in 1 to 5	Due after 5
	year or less	years	years	Total
	(in Thousands)
Commercial, financial and agricultural	$717,845	$482,849	$77,955	$1,278,649
Real estate - construction	81,886	56,776	13,206	151,868
Real estate - mortgage:
Owner-occupied commercial	71,785	405,715	232,872	710,372
1-4 family mortgage	42,147	204,955	31,519	278,621
Other mortgage	75,648	261,341	54,407	391,396
Total Real estate - mortgage	189,580	872,011	318,798	1,380,389
Consumer	33,369	13,996	597	47,962
Total Loans	$1,022,680	$1,425,632	$410,556	$2,858,868
Less: Allowance for loan losses				(30,663)
Net Loans				$2,828,205

Interest rate sensitivity:
Fixed interest rates	$197,627	$933,986	$263,538	$1,395,151
Floating or adjustable rates	825,053	491,646	147,018	1,463,717
Total	$1,022,680	$1,425,632	$410,556	$2,858,868

Asset Quality

The following table presents a summary of changes in the allowance for loan losses over the past five fiscal years. Our net charge-offs as a percentage of average loans for 2013 was 0.33%, compared to 0.24% for 2012. The largest balance of our charge-offs is on real estate construction loans. Real estate construction loans represented 5.31% of our loan portfolio at December 31, 2013.

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Analysis of the Allowance for Loan Losses

	2013	2012	2011	2010	2009
	(Dollars in Thousands)
Allowance for loan losses:
Beginning of year	$26,258	$22,030	$18,077	$14,737	$10,602
Charge-offs:
Commercial, financial and agricultural	(1,932)	(1,106)	(1,096)	(1,667)	(2,616)
Real estate - construction	(4,829)	(3,088)	(2,594)	(3,488)	(3,322)
Real estate - mortgage:
Owner occupied commercial	(1,100)	(250)	-	(548)	-
1-4 family mortgage	(941)	(311)	(1,096)	(1,227)	(522)
Other mortgage	-	(99)	-	-	(9)
Total real estate mortgage	(2,041)	(660)	(1,096)	(1,775)	(531)
Consumer	(210)	(901)	(867)	(278)	(207)
Total charge-offs	(9,012)	(5,755)	(5,653)	(7,208)	(6,676)
Recoveries:
Commercial, financial and agricultural	66	125	361	97	-
Real estate - construction	296	58	180	53	108
Real estate - mortgage:
Owner occupied commercial	32	-	12	12	-
1-4 family mortgage	4	692	-	20	3
Other mortgage	-	-	-	-	-
Total real estate mortgage	36	692	12	32	3
Consumer	11	8	81	16	15
Total recoveries	409	883	634	198	126

Net charge-offs	(8,603)	(4,872)	(5,019)	(7,010)	(6,550)

Provision for loan losses charged to expense	13,008	9,100	8,972	10,350	10,685

Allowance for loan losses at end of period	$30,663	$26,258	$22,030	$18,077	$14,737

As a percent of year to date average loans:
Net charge-offs	0.33%	0.24%	0.32%	0.55%	0.60%
Provision for loan losses	0.50%	0.45%	0.57%	0.81%	1.00%
Allowance for loan losses as a percentage of:
Year-end loans	1.07%	1.11%	1.20%	1.30%	1.24%
Non-performing assets	135.70%	130.77%	84.48%	84.82%	60.34%

The allowance for loan losses is established and maintained at levels needed to absorb anticipated credit losses from identified and otherwise inherent risks in the loan portfolio as of the balance sheet date. In assessing the adequacy of the allowance for loan losses, management considers its evaluation of the loan portfolio, past due loan experience, collateral values, current economic conditions and other factors considered necessary to maintain the allowance at an adequate level. Our management believes that the allowance was adequate at December 31, 2013.

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The following table presents the allocation of the allowance for loan losses for each respective loan category with the corresponding percent of loans in each category to total loans.

	For the Years Ended December 31,
	2013		2012		2011		2010		2009
		Percentage		Percentage		Percentage		Percentage		Percentage
		of loans in		of loans in		of loans in		of loans in		of loans in
		each		each		each		each		each
		category to		category to		category to		category to		category to
	Amount	total loans	Amount	total loans	Amount	total loans	Amount	total loans	Amount	total loans
	(Dollars in Thousands)
Commercial, financial and agricultural	$11,170	44.73%	$8,233	43.63%	$6,627	43.67%	$5,348	38.47%	$3,135	38.20%
Real estate - construction	5,809	5.31	6,511	6.70	6,542	8.26	6,373	12.34	6,295	18.57
Real estate -mortgage	7,495	48.28	4,912	47.71	3,295	45.83	2,443	46.51	2,102	40.53

Consumer	855	1.68	199	1.96	531	2.24	749	2.68	115	2.70
Qualitative factors	5,334	-	6,403	-	5,035	-	3,164	-	3,090	-
Total	$30,663	100.00%	$26,258	100.00%	$22,030	100.00%	$18,077	100.00%	$14,737	100.00%

We target small and medium-sized businesses as loan customers. Because of their size, these borrowers may be less able to withstand competitive or economic pressures than larger borrowers in periods of economic weakness. If loan losses occur at a level where the loan loss reserve is not sufficient to cover actual loan losses, our earnings will decrease. We use an independent consulting firm to review our loans annually for quality in addition to the reviews that may be conducted by bank regulatory agencies as part of their usual examination process.

As of December 31, 2013, we had impaired loans of $32.0 million inclusive of non-accrual loans, a decrease of $5.4 million from $37.4 million as of December 31, 2012. We allocated $6.3 million of our allowance for loan losses at December 31, 2013 to these impaired loans. We had previous write-downs against impaired loans of $1.3 million at December 31, 2013, compared to $2.6 million at December 31, 2012. The average balance for 2013 of loans impaired as of December 31, 2013 was $30.7 million. Interest income foregone throughout the year on impaired loans was $972,000 for the year ended December 31, 2013, and we recognized $1.1 million of interest income on these impaired loans for the year ended December 31, 2013. A loan is considered impaired, based on current information and events, if it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the original loan agreement. Impairment does not always indicate credit loss, but provides an indication of collateral exposure based on prevailing market conditions and third-party valuations. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral-dependent. The amount of any initial impairment and subsequent changes in impairment are included in the allowance for loan losses. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for non-accrual status. Our credit administration group performs verification and testing to ensure appropriate identification of impaired loans and that proper reserves are allocated to these loans.

Of the $32.0 million of impaired loans reported as of December 31, 2013, $9.2 million were real estate construction loans, $12.3 million were residential real estate loans, $3.9 million were commercial and industrial loans, $2.1 million were commercial real estate loans and $3.8 million were other mortgage loans. Of the $9.2 million of impaired real estate construction loans, $7.3 million (a total of 23 loans with six builders) were residential construction loans, and $135,000 consisted of various residential lot loans to two builders.

The bank has procedures and processes in place intended to ensure that losses do not exceed the potential amounts documented in the bank’s impairment analyses and reduce potential losses in the remaining performing loans within our real estate construction portfolio. These include the following:

•	We closely monitor the past due and overdraft reports on a weekly basis to identify deterioration as early as possible and the placement of identified loans on the watch list;

•	We perform extensive monthly credit reviews for all watch list/classified loans, including formulation of aggressive workout or action plans. When a workout is not achievable, we move to collection/foreclosure proceedings to obtain control of the underlying collateral as rapidly as possible to minimize the deterioration of collateral and/or the loss of its value;

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•	We require updated financial information, global inventory aging and interest carry analysis for existing builders to help identify potential future loan payment problems; and

•	We generally limit loans for new construction to established builders and developers that have an established record of turning their inventories, and we restrict our funding of undeveloped lots and land.

Non-performing Assets

The table below summarizes our nonperforming assets at December 31, 2013, 2012, 2011, 2010 and 2009:

	2013		2012		2011		2010		2009
		Number		Number		Number		Number		Number
	Balance	of Loans	Balance	of Loans	Balance	of Loans	Balance	of Loans	Balance	of Loans
	(Dollars in Thousands)
Non-accrual loans:
Commercial, financial and agricultural	$1,714	9	$276	2	$1,179	7	$2,164	8	$2,032	2
Real estate - construction	3,750	14	6,460	19	10,063	21	10,722	24	8,100	13
Real estate - mortgage:
Owner-occupied commercial	1,435	3	2,786	3	792	2	635	1	909	2
1-4 family mortgage	1,877	3	453	2	670	4	202	1	265	2
Other mortgage	243	1	240	1	693	1	-	-	615	1
Total real estate -mortgage	3,555	7	3,479	6	2,155	7	837	2	1,789	5
Consumer	602	4	135	2	375	1	624	1	-	-
Total non-accrual loans	$9,621	34	$10,350	29	$13,772	36	$14,347	35	$11,921	20

90+ days past due and accruing:
Commercial, financial and agricultural	$-	-	$-	-	$-	-	$-	-	$14	1
Real estate -construction	-	-	-	-	-	-	-	-	-	-
Real estate - mortgage:
Owner-occupied commercial	-	-	-	-	-	-	-	-	-	-
1-4 family mortgage	19	1	-	-	-	-	-	-	253	1
Other mortgage	-	-	-	-	-	-	-	-	-	-
Total real estate mortgage	19	1	-	-	-	-	-	-	253	1
Consumer	96	1	8	4	-	-	-	-	-	-
Total 90+ days past due and accruing	$115	2	$8	4	$-	-	$-	-	$267	2
Total non-performing loans	$9,736	36	$10,358	33	$13,772	36	$14,347	35	$12,188	22
Plus: Other real estate owned and repossessions	12,861	51	9,721	38	12,305	39	6,966	39	12,525	51
Total non-performing assets	$22,597	87	$20,079	71	$26,077	75	$21,313	74	$24,713	73

Restructured accruing loans:
Commercial, financial and agricultural	$962	2	$1,168	2	$1,369	2	$2,398	9	$-	-
Real estate -construction	217	1	3,213	15	-	-	-	-	-	-
Real estate - mortgage:
Owner-occupied commercial	-	-	3,121	3	2,785	3	-	-	845	1
1-4 family mortgage	8,225	2	1,709	5	-	-	-	-	-	-
Other mortgage	285	1	302	1	331	1	-	-	-	-
Total real estate -mortgage	8,510	3	5,132	9	3,116	4	-	-	845	1
Consumer	-	-	-	-	-	-	-	-	-	-

Total restructured accruing loans	$9,689	6	$9,513	26	$4,485	6	$2,398	9	$845	1
Total non-performing assets and restructured accruing loans	$32,286	93	$29,592	97	$30,562	81	$23,711	83	$25,558	74

Gross interest income foregone on non-accrual loans throughout year	$972		$850		$1,371		$510		$647
Interest income recognized on non-accrual loans throughout year	$433		$155		$263		$418		$310

Ratios:
Non-performing loans to total loans	0.34%		0.44%		0.75%		1.03%		1.01%
Non-performing assets to total loans plus other real estate owned	0.79%		0.85%		1.41%		1.52%		2.02%
Non-performing loans plus restructured accruing loans to total loans plus other real estate owned and repossessions	0.68%		0.84%		0.99%		1.19%		1.06%

The balance of non-performing assets can fluctuate due to changes in economic conditions. We have established a policy to discontinue accruing interest on a loan (that is, place the loan on non-accrual status) after it has become 90 days delinquent as to payment of principal or interest, unless the loan is considered to be well-collateralized and is actively in the process of collection. In addition, a loan will be placed on non-accrual status before it becomes 90 days delinquent unless management believes that the collection of interest is expected. Interest previously accrued but uncollected on such loans is reversed and charged against current income when the receivable is determined to be uncollectible. Interest income on non-accrual loans is recognized only as received. If we believe that a loan will not be collected in full, we will increase the allowance for loan losses to reflect management’s estimate of any potential exposure or loss. Generally, payments received on non-accrual loans are applied directly to principal. There are not any loans, outside of those included in the table above, that cause management to have serious doubts as to the ability of borrowers to comply with present repayment terms.

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Deposits

We rely on increasing our deposit base to fund loan and other asset growth. Each of our markets is highly competitive. We compete for local deposits by offering attractive products with competitive rates. We expect to have a higher average cost of funds for local deposits than competitor banks due to our lack of an extensive branch network. Our management’s strategy is to offset the higher cost of funding with a lower level of operating expense and firm pricing discipline for loan products. We have promoted electronic banking services by providing them without charge and by offering in-bank customer training. The following table presents the average balance and average rate paid on each of the following deposit categories at the bank level for years ended 2013, 2012 and 2011:

	Average Deposits
	Average for Years Ended December 31,
	2013		2012		2011
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
Types of Deposits:	(Dollars in Thousands)
Non-interest bearing demand deposits	$576,072	-%	$474,284	-%	$315,781	-%
Interest bearing demand deposits	433,931	0.28%	351,975	0.31%	303,165	0.37%
Money market accounts	1,244,957	0.47%	1,042,870	0.56%	902,290	0.74%
Savings accounts	21,793	0.28%	17,081	0.28%	10,088	0.47%
Time deposits	69,247	1.01%	69,906	1.24%	65,484	1.44%
Time deposits, $100,000 and over	335,680	1.13%	328,646	1.35%	264,737	1.60%
Total deposits	$2,681,680		$2,284,762		$1,861,545

The following table presents the maturities of our certificates of deposit as of December 31, 2013 and 2012.

At December 31, 2013	$100,000 or more	Less than $100,000	Total
Maturity	(In Thousands)
Three months or less	$56,566	$15,105	$71,671
Over three through six months	62,916	12,863	75,779
Over six months through one year	90,609	22,429	113,038
Over one year	134,214	19,918	154,132
Total	$344,305	$70,315	$414,620

At December 31, 2012	$100,000 or more	Less than $100,000	Total
Maturity	(In Thousands)
Three months or less	$81,299	$20,910	$102,209
Over three through six months	33,712	9,351	43,063
Over six months through one year	89,215	17,236	106,451
Over one year	122,275	21,682	143,957
Total	$326,501	$69,179	$395,680

Total average deposits for the year ended December 31, 2013 were $2.7 billion, an increase of $0.4 billion, or 21.1%, over total average deposits of $2.3 billion for the year ended December 31, 2012. Average non-interest bearing deposits increased by $0.1 billion, or 20.0%, from $0.5 billion for the year ended December 31, 2012 to $0.6 billion for the year ended December 31, 2013.

Total average deposits for the year ended December 31, 2012 were $2.3 billion, an increase of $0.4 billion, or 21.1%, over total average deposits of $1.9 billion for the year ended December 31, 2011. Average non-interest bearing deposits increased by $0.2 billion, or 66.7%, from $0.3 billion for the year ended December 31, 2011 to $0.5 billion for the year ended December 31, 2012.

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We have never had brokered deposits.

Borrowed Funds

We had available approximately $130 million in unused federal funds lines of credit with regional banks as of December 31, 2013 and 2012. These lines are subject to certain restrictions and collateral requirements.

Stockholders’ Equity

Stockholders’ equity increased $63.9 million during 2013, to $297.2 million at December 31, 2013 from $233.3 million at December 31, 2012. The increase in stockholders’ equity resulted from net income of $41.2 million during the year ended December 31, 2013, $15.0 million from the mandatory conversion of our mandatorily convertible subordinated debentures on March 15, 2013, $10.3 million from the sale of 250,000 shares of our common stock in a private placement on December 2, 2013, and $3.3 million equity contributed upon the exercise of stock options and warrants during 2013. These increases were partially offset when we paid a $0.50 cash dividend on each share of our common stock on December 16, 2013 for a total dividend paid out of $3.7 million.

We granted to each of our directors upon the formation of the bank in May 2005 warrants to purchase up to 10,000 shares of our common stock, or 60,000 in the aggregate, for a purchase price of $10.00 per share, expiring in ten years. These warrants became fully vested in May 2008.

We granted warrants to purchase 75,000 shares of our common stock with an exercise price of $25.00 per share in the third quarter of 2008. These warrants were issued in connection with our 8.5% trust preferred securities, which were redeemed on November 8, 2012.

We granted warrants to purchase 15,000 shares of our common stock with an exercise price of $25.00 per share in the second quarter of 2009. These warrants were issued in connection with the sale of a $5,000,000 subordinated note of the bank, which was paid off on June 1, 2012.

On September 21, 2006, we granted non-plan stock options to persons representing certain key business relationships to purchase up to an aggregate of 30,000 shares of our common stock with an exercise price of $15.00 per share. On November 2, 2007, we granted non-plan stock options to persons representing certain key business relationships to purchase up to an aggregate of 25,000 shares of our common stock with an exercise price of $20.00 per share. These stock options are non-qualified and are not part of either of our stock incentive plans. They are fully vested and expire 10 years after their date of grant.

On December 20, 2007, we granted 10,000 stock options to purchase shares of our common stock to each of our directors, or 60,000 in the aggregate, with an exercise price of $20.00 per share, expiring in ten years. These are non-qualified stock options that became fully vested on December 19, 2012. 50,000 of these options were exercised in December 2012.

We have granted 78,500 shares of restricted stock under the 2009 Stock Incentive Plan. These shares generally vest between three and five years from the date of grant, subject to earlier vesting in the event of a merger, consolidation, sale or transfer of the Company or substantially all of its assets and business.

On November 28, 2011, we granted 10,000 non-qualified stock options to each Company director, or a total of 60,000 options, to purchase shares with an exercise price of $30.00 per share. The options vest 100% at the end of five years.

On December 16, 2013, we granted options to persons representing key business relationships to purchase up to an aggregate of 35,000 shares of our common stock with an exercise price of $41.50 per share. These stock options are non-qualified and fully vest on the fifth anniversary of their grant.

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Off-Balance Sheet Arrangements

In the normal course of business, we are a party to financial credit arrangements with off-balance sheet risk to meet the financing needs of our customers. These financial credit arrangements include commitments to extend credit beyond current fundings, credit card arrangements, standby letters of credit and financial guarantees. Those credit arrangements involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement we have in those particular financial credit arrangements. All such credit arrangements bear interest at variable rates and we have no such credit arrangements which bear interest at fixed rates.

Our exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit, credit card arrangements and standby letters of credit is represented by the contractual or notional amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments.

The following table sets forth our credit arrangements and financial instruments whose contract amounts represent credit risk as of December 31, 2013, 2012 and 2011:

	2013	2012	2011
	(In Thousands)
Commitments to extend credit	$1,052,902	$860,421	$697,939
Credit card arrangements	38,122	25,699	19,686
Standby letters of credit and financial guarantees	40,371	36,374	42,937
Total	$1,131,395	$922,494	$760,562

Commitments to extend credit beyond current fundings are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Such commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by us upon extension of credit is based on our management’s credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. All letters of credit are due within one year or less of the original commitment date. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Derivatives

The bank has entered into agreements with secondary market investors to deliver loans on a “best efforts delivery” basis. When a rate is committed to a borrower, it is based on the best price that day and locked with our investor for our customer for a 30-day period. In the event the loan is not delivered to the investor, the bank has no risk or exposure with the investor. The interest rate lock commitments related to loans that are originated for later sale are classified as derivatives. The fair values of our agreements with investors and rate lock commitments to customers as of December 31, 2013 and 2012 were not material.

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Asset and Liability Management

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring an institution’s interest rate sensitivity “gap.” An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the dollar amount of rate-sensitive assets repricing during a period and the volume of rate-sensitive liabilities repricing during the same period. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities. A gap is considered negative when the amount of interest rate-sensitive liabilities exceeds the amount of interest rate-sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income.

Our asset liability and investment committee is charged with monitoring our liquidity and funds position. The committee regularly reviews the rate sensitivity position on a three-month, six-month and one-year time horizon; loans-to-deposits ratios; and average maturities for certain categories of liabilities. The asset liability committee uses a computer model to analyze the maturities of rate-sensitive assets and liabilities. The model measures the “gap” which is defined as the difference between the dollar amount of rate-sensitive assets repricing during a period and the volume of rate-sensitive liabilities repricing during the same period. Gap is also expressed as the ratio of rate-sensitive assets divided by rate-sensitive liabilities. If the ratio is greater than “one,” then the dollar value of assets exceeds the dollar value of liabilities and the balance sheet is “asset sensitive.” Conversely, if the value of liabilities exceeds the dollar value of assets, then the ratio is less than one and the balance sheet is “liability sensitive.” Our internal policy requires our management to maintain the gap such that net interest margins will not change more than 10% if interest rates change by 100 basis points or more than 15% if interest rates change by 200 basis points. As of December 31, 2013, our gap was within such ranges. See “Quantitative and Qualitative Analysis of Market Risk” for additional information.

Quantitative and Qualitative Disclosures About Market Risk

Like all financial institutions, we are subject to market risk from changes in interest rates. Interest rate risk is inherent in the balance sheet due to the mismatch between the maturities of rate-sensitive assets and rate-sensitive liabilities. If rates are rising, and the level of rate-sensitive liabilities exceeds the level of rate-sensitive assets, the net interest margin will be negatively impacted. Conversely, if rates are falling, and the level of rate-sensitive liabilities is greater than the level of rate-sensitive assets, the impact on the net interest margin will be favorable. Managing interest rate risk is further complicated by the fact that all rates do not change at the same pace; in other words, short term rates may be rising while longer term rates remain stable. In addition, different types of rate-sensitive assets and rate-sensitive liabilities react differently to changes in rates.

To manage interest rate risk, we must take a position on the expected future trend of interest rates. Rates may rise, fall, or remain the same. Our asset liability committee develops its view of future rate trends and strives to manage rate risk within a targeted range by monitoring economic indicators, examining the views of economists and other experts, and understanding the current status of our balance sheet. Our annual budget reflects the anticipated rate environment for the next twelve months. The asset liability committee conducts a quarterly analysis of the rate sensitivity position and reports its results to our board of directors.

The asset liability committee employs multiple modeling scenarios to analyze the maturities of rate-sensitive assets and liabilities. The model measures the “gap” which is defined as the difference between the dollar amount of rate-sensitive assets repricing during a period and the volume of rate-sensitive liabilities repricing during the same period. The gap is also expressed as the ratio of rate-sensitive assets divided by rate-sensitive liabilities. If the ratio is greater than “one”, the dollar value of assets exceeds the dollar value of liabilities; the balance sheet is “asset sensitive”. Conversely, if the value of liabilities exceeds the value of assets, the ratio is less than one and the balance sheet is “liability sensitive”. Our internal policy requires management to maintain the gap such that net interest margins will not change more than 10% if interest rates change 100 basis points or more than 15% if interest rates change 200 basis points. As of December 31, 2013, our gap was within such ranges.

The model measures scheduled maturities in periods of three months, four to twelve months, one to five years and over five years. The chart below illustrates our rate-sensitive position at December 31, 2013. Management uses the one year gap as the appropriate time period for setting strategy.

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Rate Sensitive Gap Analysis
	1-3 Months	4-12 Months	1-5 Years	Over 5 Years	Total
	(Dollars in Thousands)
Interest earning assets:
Loans, including mortgages held for sale	$1,589,067	$318,304	$849,949	$109,682	$2,867,002
Securities	28,893	23,324	174,084	75,931	302,232
Federal funds sold	8,634	-	-	-	8,634
Interest bearing balances with banks	186,206	1,715	490	-	188,411
Total interest earning assets	$1,812,800	$343,343	$1,024,523	$185,613	$3,366,279

Interest bearing liabilities:
Deposits:
Interest bearing checking	$500,128	$-	$-	$-	$500,128
Money market and savings	1,454,438	-	-	-	1,454,438
Time deposits	71,671	188,817	154,140	(8)	414,620
Federal funds purchased	174,380	-	-	-	174,380
Other borrowings	-	-	-	19,940	19,940
Total interest bearing liabilities	2,200,617	188,817	154,140	19,932	2,563,506
Interest sensitivity gap	$(387,817)	$154,526	$870,383	$165,681	$802,773
Cumulative sensitivity gap	$(387,817)	$(233,291)	$637,092	$802,773	$-
Percent of cumulative sensitivity Gap to total interest-earning assets	(11.5)%	(6.9)%	18.9%	23.8%

The interest rate risk model that defines the gap position also performs a “rate shock” test of the balance sheet. The rate shock procedure measures the impact on the economic value of equity (EVE) which is a measure of long term interest rate risk. EVE is the difference between the market value of our assets and our liabilities and is our liquidation value. In this analysis, the model calculates the discounted cash flow or market value of each category on the balance sheet. The percent change in EVE is a measure of the volatility of risk. Regulatory guidelines specify a maximum change of 30% for a 200 basis points rate change. Short term rates dropped to historically low levels during 2009 and have remained at those low levels. We could not assume further drops in interest rates in our model, and as a result feel the down rate shock scenarios are not meaningful. At December 31, 2013, the 0.63% change for a 200 basis points rate change is well within the regulatory guidance range.

The chart below identifies the EVE impact of an upward shift in rates of 100 and 200 basis points.

Economic Value of Equity Under Rate Shock
At December 31, 2013

	0 bps	+100 bps	+200 bps
	(Dollars in Thousands)
Economic value of equity	$297,192	$297,341	$298,054

Actual dollar change		$149	$862

Percent change		0.05%	0.29%

The one year gap ratio of negative 6.9% indicates that we would show a decrease in net interest income in a rising rate environment, and the EVE rate shock shows that the EVE would increase in a rising rate environment. The EVE simulation model is a static model which provides information only at a certain point in time. For example, in a rising rate environment, the model does not take into account actions which management might take to change the impact of rising rates on us. Given that limitation, it is still useful in assessing the impact of an unanticipated movement in interest rates.

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The above analysis may not on its own be an entirely accurate indicator of how net interest income or EVE will be affected by changes in interest rates. Income associated with interest earning assets and costs associated with interest bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates.

The following chart presents the percentage change in our net interest income as a result of an upward shift in interest rates of 100, 200 and 300 basis points over a one and two-year period measured as of December 31, 2013.

Change in Net Interest Income At December 31, 2013

	+ 100 bps	+ 200 bps	+ 300 bps
Year 1	(1.27)%	(0.63)%	0.25%

Year 2	2.65%	5.65%	8.51%

Our asset liability committee develops its view of future rate trends by monitoring economic indicators, examining the views of economists and other experts, and understanding the current status of our balance sheet and conducts a quarterly analysis of the rate sensitivity position. The results of the analysis are reported to our board of directors.

Liquidity and Capital Adequacy

Liquidity

Liquidity is defined as our ability to generate sufficient cash to fund current loan demand, deposit withdrawals, or other cash demands and disbursement needs, and otherwise to operate on an ongoing basis.

Liquidity is managed at two levels. The first is our liquidity and the second is the liquidity of our bank. The management of liquidity at both levels is critical, because we and our bank have different funding needs and sources, and each are subject to regulatory guidelines and requirements. We are subject to general FDIC guidelines which require a minimum level of liquidity. Management believes our liquidity ratios meet or exceed these guidelines. Our management is not currently aware of any trends or demands that are reasonably likely to result in liquidity increasing or decreasing in any material manner.

The retention of existing deposits and attraction of new deposit sources through new and existing customers is critical to our liquidity position. In the event of compression in liquidity due to a run-off in deposits, we have a liquidity policy and procedure that provides for certain actions under varying liquidity conditions. These actions include borrowing from existing correspondent banks, selling or participating loans and the curtailment of loan commitments and funding. At December 31, 2013, our liquid assets, represented by cash and due from banks, federal funds sold and available-for-sale securities, totaled $375.6 million. Additionally, at such date we had available to us approximately $130.0 million in unused federal funds lines of credit with regional banks, subject to certain restrictions and collateral requirements, to meet short term funding needs. We believe these sources of funding are adequate to meet immediate anticipated funding needs, but we will need additional capital to maintain our current growth. Our management meets on a weekly basis to review sources and uses of funding to determine the appropriate strategy to ensure an appropriate level of liquidity, and we have increased our focus on the generation of core deposit funding to supplement our liquidity position. At the current time, our long-term liquidity needs primarily relate to funds required to support loan originations and commitments and deposit withdrawals.

To help finance our continued growth and planned expansion activities, we completed a private placement of stock pursuant to subscription agreements effective December 31, 2008 and issued and sold 139,460 shares of our common stock for $25.00 per share in January 2009 for an aggregate purchase price of $3.5 million. In addition, on March 15, 2010, we completed a private placement of $15.0 million in 6.0% mandatory convertible trust preferred securities which converted into shares of our common stock on March 15, 2013. In June 2011, we completed a private placement of 340,000 shares of our common stock at an offering price of $30 per share. Also in 2011, we completed a private placement of 40,000 shares of our Series A Preferred Stock for an aggregate purchase price of $40.0 million. Also, on November 9, 2012, we completed the private placement of $20.0 million in 5.5% subordinated notes due November 9, 2022. The proceeds from these notes were used to pay off our 8.5% subordinated debentures. Additionally, on September 12, 2013, we issued and sold in a private placement 35,035 shares of our common stock for $41.50 per share, for an aggregate purchase price of $1,453,952.50, and on December 2, 2013, we held a second and final closing under such private placement, in which we issued and sold 214,965 shares of our common stock for $41.50 per share, for an aggregate purchase price of $8,921,047.50.

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Our regular sources of funding are from the growth of our deposit base, repayment of principal and interest on loans, the sale of loans and the renewal of time deposits.

The following table reflects the contractual maturities of our term liabilities as of December 31, 2013. The amounts shown do not reflect any early withdrawal or prepayment assumptions.

	Payments due by Period
			Over 1 - 3	Over 3 - 5
	Total	1 year or less	years	years	Over 5 years
	(In Thousands)
Contractual Obligations (1)

Deposits without a stated maturity	$2,605,022	$-	$-	$-	$-
Certificates of deposit (2)	414,620	260,489	106,796	47,335	-
Federal funds purchased	174,380	174,380	-	-	-
Other borrowings	19,940	-	-	-	19,940
Operating lease commitments	16,064	2,453	4,891	4,098	4,622
Total	$3,230,026	$437,322	$111,687	$51,433	$24,562

(1)   Excludes interest

(2)   Certificates of deposit give customers the right to early withdrawal. Early withdrawals may be subject to penalties. The penalty amount depends on the remaining time to maturity at the time of early withdrawal.

Capital Adequacy

As of December 31, 2013, our most recent notification from the FDIC categorized us as well-capitalized under the regulatory framework for prompt corrective action. To remain categorized as well-capitalized, we must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as disclosed in the table below. Our management believes that we are well-capitalized under the prompt corrective action provisions as of December 31, 2013. In addition, the Alabama Banking Department has required that the bank maintain a leverage ratio of 8.00%.

The following table sets forth (i) the capital ratios required by the FDIC and the Alabama Banking Department’s leverage ratio requirement to be maintained by the bank in order to maintain “well-capitalized” status and (ii) our actual ratios of capital to total regulatory or risk-weighted assets, as of December 31, 2013.

	Well- Capitalized	Actual at December 31, 2013
Total risk-based capital	10.00%	11.73%
Tier 1 capital	6.00%	10.00%
Leverage ratio	5.00%	8.48%

For a description of capital ratios see Note 15 to “Notes to Consolidated Financial Statements.”

Impact of Inflation

Our consolidated financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measure of financial position and operating results in terms of historic dollars, without considering changes in the relative purchasing power of money over time due to inflation.

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Inflation generally increases the costs of funds and operating overhead, and to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant effect on the performance of a financial institution than the effects of general levels of inflation. In addition, inflation affects financial institutions’ cost of goods and services purchased, the cost of salaries and benefits, occupancy expense, and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect liquidity, earnings and stockholders’ equity. Mortgage originations and refinancing tend to slow as interest rates increase, and likely will reduce our volume of such activities and the income from the sale of residential mortgage loans in the secondary market.

Adoption of Recent Accounting Pronouncements

New accounting standards are discussed in Note 1 to “Notes to Consolidated Financial Statements.”

MANAGEMENT

General

Our board of directors is composed of six members. The directors are elected by our stockholders at our annual stockholders’ meeting for a term of one year and hold office until their successors are duly elected and qualified or until their earlier death, resignation or removal. Our executive officers are appointed by our board of directors and hold office until their successors are duly appointed and qualified.

The board of directors of our bank consists of six members. As the sole shareholder of the bank, we elect the directors of the bank annually for a term of one year, and the directors of the bank hold office until their successors are elected and qualified. The executive officers of the bank are appointed by the bank’s board of directors and hold office until their successors are duly appointed and qualified or until their earlier death, resignation or removal.

The following table sets forth certain information regarding our directors:

		ServisFirst Bancshares. Inc.		ServisFirst Bank
Name	Age	Director Since	Position	Director Since	Position
Thomas A. Broughton, III	58	2007	President, Chief Executive Officer and Director	2005	President, Chief Executive Officer and Director
Stanley M. Brock	63	2007	Chairman of the Board and Director	2005	Chairman of the Board and Director
Michael D. Fuller	61	2007	Director	2005	Director
James J. Filler	70	2007	Director	2005	Director
J. Richard Cashio	56	2007	Director	2005	Director
Hatton C. V. Smith	63	2007	Director	2005	Director

Board of Directors

A brief description of the background of each of our directors is set forth below. No director has any family relationship with any other executive officer or director.

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Thomas A. Broughton, III — Mr. Broughton has served as our President and Chief Executive Officer and a director since 2007 and as President, Chief Executive Officer and a director of the bank since its inception in May 2005. Mr. Broughton has spent the entirety of his 30-year banking career in the Birmingham area. In 1985, Mr. Broughton was named President of the de novo First Commercial Bank. When First Commercial Bank was bought by Synovus Financial in 1992, Mr. Broughton continued as President and was named Chief Executive Officer of First Commercial Bank following its acquisition by Synovus Financial. Starting in 1992, Mr. Broughton served in a number of positions at Synovus Financial, including as regional Chief Executive Officer for Alabama, Tennessee and parts of Georgia, until his retirement from Synovus Financial in 2004. Prior to founding First Commercial Bank, Mr. Broughton was a supervisor of several commercial lending departments of large banks in Birmingham. Mr. Broughton’s experience in banking has afforded him opportunities to work in many areas of banking and has given him exposure to all bank functions. Mr. Broughton served on the board of directors of Cavalier Homes, Inc. from 1986 until 2009, when the company was sold to a subsidiary of Berkshire Hathaway. We believe that Mr. Broughton’s extensive experience in banking in Alabama and the Southeast, and, in particular, his success in building and growing new banks and developing new markets, makes him highly qualified to serve as a director.

Stanley M. Brock — Mr. Brock has served as our Chairman of the Board and a director since 2007 and has served as Chairman of the Board and a director of the bank since its inception in May 2005. He has served as President of Brock Investment Company, Ltd., a private venture capital firm, since its formation in 1995. Prior to 1995, Mr. Brock practiced corporate law for 20 years with one of the largest law firms based in Birmingham, Alabama. Mr. Brock also served as a director of Compass Bancshares, Inc., a publicly traded bank holding company, from 1992 to 1995. We believe that Mr. Brock’s experience as a corporate lawyer and a bank holding company director, as well as his history of community involvement in our largest market, makes him highly qualified to serve as a director.

J. Richard Cashio — Mr. Cashio has served as a director of the Company since 2007 and as a director of the bank since its inception in May 2005. Mr. Cashio has served as Chief Executive Officer of TASSCO, LLC since 2005 and served as the Chief Executive Officer of Tricon Metals & Services, Inc. from 2000 until its sale in October 2008. He served in various other positions with Tricon Metals & Services, Inc. prior to 2000. We believe that Mr. Cashio’s experience as the chief executive officer of successful industrial enterprises allows him to offer our board both the benefit of his business experience and the perspectives of one of our target customer groups, making him highly qualified to serve as a director.

James J. Filler — Mr. Filler has served as a director of the Company since 2007 and as a director of the bank since its inception in May 2005. Mr. Filler has been a private investor since his retirement in 2006. Prior to his retirement, Mr. Filler spent 44 years in the metals recycling industry with Jefferson Iron & Metal, Inc. and Jefferson Iron & Metal Brokerage Co., Inc. We believe that Mr. Filler’s extensive business experience and strong ties to the Birmingham business community offer us valuable strategic insights and make him highly qualified to serve as a director.

Michael D. Fuller — Mr. Fuller has served as a director of the Company since 2007 and as a director of the bank since its inception in May 2005. For over 20 years, Mr. Fuller has been a private investor in real estate investments. Prior to that time, Mr. Fuller played professional football for nine years. Mr. Fuller has served as President of Double Oak Water Reclamation, a private wastewater collection and treatment facility in Shelby County, Alabama since 1998. We believe that Mr. Fuller’s experience in the real estate sector, which is a major focus of our business, as well as his overall business experience and community presence, make him highly qualified to serve as a director.

Hatton C. V. Smith — Mr. Smith has served as a director of the Company since 2007 and as a director of the bank since its inception in May 2005. Mr. Smith has served as the Chief Executive Officer of Royal Cup Coffee since 1996 and various other positions with Royal Cup Coffee prior to 1996. He is involved in many different charities and served as chair of the United Way and President of the Birmingham Rotary Club. He has served on numerous non-profit boards including Baptist Health System, as well as a trustee of his alma mater, Washington and Lee University. We believe that Mr. Smith’s business experience, his strong roots in the greater Birmingham business and civic community, and his high profile and extensive community contacts make him highly qualified to serve as a director.

The Role of the Board of Directors

In accordance with our bylaws, as amended, and Delaware law, our board of directors oversees the management of the business and affairs of the Company. The members of our board keep informed about our business through discussions with senior management and other of our officers and managers and the officers and managers of the bank, by reviewing analyses and reports sent to them by management and outside consultants, and by participating in meetings of the board and meetings of those board committees on which they serve.

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Board Leadership Structure

We believe that our stockholders are best served by a strong, independent board of directors with extensive business experience and strong ties to our markets. We believe that objective oversight of the performance of our management team is critical to effective corporate governance, and we believe our board provides such objective oversight.

Since our inception, we have kept separate the offices of chairman of the board and chief executive officer, and an independent director has always held the position of chairman of the board. We believe that this provides us with the benefit of complementary perspectives and ensures that our board’s oversight function remains fully objective. Although we do not have a fixed policy requiring the separation of such offices, instead believing that it is appropriate for our board to determine the structure that best meets our needs from time to time, it is our current intention to retain the present structure for the foreseeable future.

In addition, our three standing committees are composed exclusively of independent directors. We believe that this structure further reinforces the board’s role as an objective overseer of our business, operations and day-to-day management. For additional information, see “– Committees of the Board of Directors.”

The Board’s Role in Risk Oversight

Our board is ultimately responsible for the management of risks inherent in our business. In our day-to-day operations, senior management is responsible for instituting risk management practices that are consistent with our overall business strategy and risk tolerance. In addition, because our operations are conducted primarily through our wholly-owned subsidiary bank, we maintain an asset-liability and investment committee at the bank level, consisting of four executive officers of the bank. This committee is charged with monitoring our liquidity and funds position. The committee regularly reviews the rate sensitivity position on a three-month, six-month and one-year time horizon; loans-to-deposits ratios; and average maturities for certain categories of liabilities. This committee reports to our board of directors at least quarterly, and otherwise as needed. Outside of formal meetings, our board and its committees have regular access to senior executives, including our chief executive officer, chief operating officer and chief financial officer, as well as our senior credit officers. We believe that this structure allows the board to maintain effective oversight over our risks and to ensure that our management personnel are following prudent and appropriate risk management practices.

Committees of the Board of Directors

Our board maintains three standing committees: audit, compensation and corporate governance and nominations. The governing charter for each of the three committees is available on our website www.servisfirstbank.com under the “Investor Relations” heading. We expect that any amendments to these charters, or any waivers of their respective requirements, will be disclosed on this website, as well as any other means required by the Nasdaq Global Market rules. Our board of directors also may establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our corporate governance documents.

Audit Committee

The audit committee assists our board of directors in maintaining the integrity of our financial statements and of our financial reporting processes and systems of internal audit controls, as well as our compliance with legal and regulatory requirements. The audit committee reviews the scope of independent audits and assesses the results. The audit committee meets with management to consider the adequacy of the internal control over, and the objectivity of, financial reporting. The audit committee also meets with our independent auditors and with appropriate financial personnel concerning these matters. The audit committee selects, determines the compensation of, appoints and oversees our independent auditors. Our board of directors has determined that each of the members of our audit committee is independent under the standards of independence of the Marketplace Rules of the Nasdaq Global Market and Rule 10A-3 under the Exchange Act.

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Compensation Committee

The compensation committee administers incentive compensation plans, including stock option plans, and advises our board of directors regarding employee benefit plans. The compensation committee establishes the compensation structure for our senior management, approves the compensation of our senior executives, and makes recommendations to the independent members of our board of directors with respect to compensation of Mr. Broughton, our chief executive officer, and all of our other executive officers. Our board of directors has determined that each of the members of the compensation committee is independent under the standards of independence of the Marketplace Rules of the Nasdaq Global Market and an “outside director” for purposes of Section 162(m) of the Code.

Corporate Governance and Nominations Committee

The corporate governance and nominations committee’s functions include establishing the criteria for selecting candidates for nomination to our board; actively seeking candidates who meet those criteria; and making recommendations to our board of directors to fill vacancies on, or make additions to, our board and to monitor our corporate governance structure. Our board of directors has determined that each of the members of the corporate governance and nominations committee is independent under the standards of independence of the Marketplace Rules of the Nasdaq Global Market.

The corporate governance and nominations committee seeks director candidates based upon a number of criteria, including their independence, knowledge, judgment, character, leadership skills, education, experience and financial literacy and, for nominees standing for re-election, their prior performance as a director. The committee does not assign relative weights to these factors, but attempts to form an overall judgment as to each individual nominee. In evaluating nominees for director, the corporate governance and nominations committee believes that, at this stage of our existence, it is of primary importance to ensure that the board’s composition reflects a diversity of business experience and community leadership, as well as a demonstrated ability to promote our strategic objectives and expand our presence, profile and customer base in our local markets. Accordingly, while the committee may consider other types of diversity in evaluating nominees, the committee does not follow any specific formula for considering factors such as race, gender or national origin in evaluating nominees and potential nominees, nor does it apply any quotas with respect to such factors.

Committee Membership

The following chart provides a summary of our board committee membership for our fiscal year ended December 31, 2013.

Committee Membership
Names	Corporate Governance and Nominations	Audit	Compensation
Thomas A. Broughton, III
Stanley M. Brock	X	X
Michael D. Fuller	X	X
James J. Filler			X
J. Richard Cashio	X	X	X
Hatton C.V. Smith			X

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Advisory Boards

In addition to our and the bank’s boards of directors, which are identical in composition, the bank also has a non-voting advisory board of directors in each of the Huntsville, Montgomery, Dothan and Mobile, Alabama and Pensacola, Florida markets. These advisory directors represent a wide array of business experience and community involvement in the service areas where they live. As residents of our primary service areas, they are sensitive and responsive to the needs of our customers and potential customers. In addition, our directors and advisory directors bring substantial business and banking contacts to us. The bank has established the following regional advisory boards:

Huntsville Region:	Montgomery Region:

E. Wayne Bonner

Dr. Hoyt A. “Tres” Childs, III

David J. Slyman, Jr.

Irma Tuder

Sidney R. White

Danny J. Windham

Thomas J. Young

Pensacola Region:

Thomas M. Bizzell

Bo Carter

Leo Cyr

Dr. Mark S. Greskovich

Ray Russenberger

Roger Webb

Matt Durney

Sandy Sansing

Ray B. Petty

Todd Strange

G.L. Pete Taylor

W. Ken Upchurch, III

Alan E. Weil, Jr.

Dothan Region:

Charles H. Chapman III

John Downs

Charles E. Owens

William C. (Bill) Thompson

Jerry Adams

Mobile Region:

Randy Billingsley

Steve Crawford

Lowell Friedman

Barry Gritter

Dr. James M. Harrison

Ken Johnson

John Lewis

James Henderson

Executive Officers

A brief description of the background of each of our named executive officers, other than Mr. Broughton, is set forth below. No executive officer has any family relationship, as defined in Item 401 of Regulation S-K, with any other executive officer or director.

Clarence C. Pouncey, III (57)— Mr. Pouncey has served as our Executive Vice President and Chief Operating Officer since 2007 and Executive Vice President and Chief Operating Officer of the bank since November 2006. Prior to joining the bank, Mr. Pouncey was employed by SouthTrust Bank (subsequently, Wachovia Bank and now Wells Fargo Bank) at its corporate headquarters in Birmingham, in various capacities from 1978 to 2006, most recently as the Senior Vice President and Regional Manager of Real Estate Financial Services. During his employment with SouthTrust, Mr. Pouncey oversaw various operational and production functions in its nine-state footprint of Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Texas and Virginia, and while employed by Wachovia, Mr. Pouncey oversaw various operational and production functions in Alabama, Arizona, Tennessee and Texas.

William M. Foshee (59)— Mr. Foshee has served as our Executive Vice President, Chief Financial Officer, Treasurer and Secretary since 2007 and as Executive Vice President, Chief Financial Officer, Treasurer and Secretary of the bank since 2005. Mr. Foshee served as the Chief Financial Officer of Heritage Financial Holding Corporation, a publicly traded bank holding company headquartered in the Huntsville MSA, from 2002 until it was acquired in 2005. Mr. Foshee is a Certified Public Accountant.

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Corporate Governance Guidelines

Our board of directors believes that sound governance practices and policies provide an important framework to assist them in fulfilling their oversight duty. In December 2007, our board formally adopted the Corporate Governance Guidelines of ServisFirst Bancshares, Inc. (or, “governance guidelines”), which include a number of the practices and policies under which our board has operated for some time, together with concepts suggested by various authorities in corporate governance and the requirements under The Nasdaq Global Market’s listed company rules and the Sarbanes-Oxley Act. A copy of our governance guidelines is available free of charge on our website at www.servisfirstbank.com under the “Investor Relations” heading. Some of the principal subjects covered by our governance guidelines comprise:

•	Director Qualifications, which include: a board candidate’s independence, experience, knowledge, skills, expertise, integrity, ability to make independent analytical inquiries; his or her understanding of our business and the business environment in which we operate; and the candidate’s ability and willingness to devote adequate time and effort to board responsibilities, taking into account the candidate’s employment and other board commitments.

•	Responsibilities of Directors, which include: acting in the best interests of all stockholders; maintaining independence; developing and maintaining a sound understanding of our business and the industry in which we operate; preparing for and attending board and board committee meetings; and providing active, objective and constructive participation at those meetings.

•	Director Access to Management and, as Necessary and Appropriate, Independent Advisors, which cover: encouraging presentations to our board from the officers responsible for functional areas of our business and from outside consultants who are engaged to conduct periodic reviews of various aspects of our operations or the quality of certain of our assets, such as the loan portfolio.

•	Director Orientation and Continuing Education, such as: programs to familiarize new directors with our business, strategic plans, significant financial, accounting and risk management issues; our compliance programs and conflicts policies; our code of business conduct and ethics and our corporate governance guidelines. In addition, each director is expected to participate in continuing education programs relating to developments in our business and in corporate governance.

•	Regularly Scheduled Executive Sessions, without Management, will be held by our board and by the audit committee, which meets separately with our independent auditors.

Code of Business Conduct

Our board of directors has adopted a code of ethics that applies to all of our employees, officers and directors. The code of ethics covers compliance with law; fair and honest dealings with us, with competitors and with others; fair and honest disclosure to the public; and procedures for compliance with the code of ethics. A copy of our code of ethics is available free of charge on our website at www.servisfirstbank.com. We expect that any amendments to the code of ethics, or any waivers of its requirements, will be disclosed on our website, as well as any other means required by the Nasdaq Global Market rules.

Compensation Committee Interlocks and Insider Participation

The primary functions of the compensation committee are to evaluate and administer the compensation of our president and chief executive officer and other executive officers and to review our general compensation programs. As of December 31, 2013, and currently, the members of this committee are Hatton C. V. Smith, J. Richard Cashio and James J. Filler. No member of this committee has served as an officer or employee of us, the bank or any other subsidiary owned by us or the bank. In addition, none of our executive officers has served as a director or as a member of the compensation committee of a company which employs any of our directors.

PRINCIPAL STOCKHOLDERS

The following table provides information regarding the beneficial ownership of our common stock as of April 14, 2014, and as adjusted to reflect the completion of this offering, by:

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•	each person known to us to be the beneficial owner of more than five percent of our common stock;

•	each of our directors and executive officers; and

•	all directors and named executive officers, as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as otherwise indicated, each person listed below has sole voting and investment power with respect to all shares shown to be beneficially owned by him except to the extent that such power is shared by a spouse under applicable law. The information provided in the below table is based on our records, information filed with the SEC and information provided to us.

	Prior to the Offering			After the Offering
	Number of Shares		Percent of Class(2)	Number of Shares(11)	Percent of Class(12)
Name of and Address of Beneficial Owners(1)
Greater than 5% stockholders
None
Directors and Executive Officers
Thomas A. Broughton, III	206,852	(3)(4)	2.74%	207,352	2.54%
Stanley M. Brock	145,750	(3)(5)	1.93%	150,750	1.84%
Michael D. Fuller	145,002	(3)(6)	1.92%	147,502	1.80%
James J. Filler	195,252	(3)	2.59%	210,252	2.57%
J. Richard Cashio	116,662	(3)(7)	1.55%	118,662	1.45%
Hatton C. V. Smith	58,499	(3)	*	60,499	*
William M. Foshee	70,992	(8)	*	70,992	*
Clarence C. Pouncey, III	126,287	(9)	1.67%	126,287	1.54%
All directors and executive officers as a group (8 persons)	1,065,296	(10)	14.11%	1,092,296	13.36%

_________________

* Owns less than 1% of outstanding common stock.

(1)	The address for all above listed individuals is 850 Shades Creek Parkway, Suite 200, Birmingham, Alabama 35209.
(2)	Except as otherwise noted herein, the percentage is determined on the basis of 7,549,812 shares of our common stock outstanding plus securities deemed outstanding pursuant to Rule 13d-3 promulgated under the Exchange Act. Under Rule 13d-3, a person is deemed to be a beneficial owner of any security owned by certain family members and any security of which that person has the right to acquire beneficial ownership within 60 days, including, without limitation, shares of our common stock subject to currently exercisable options.
(3)	Does not include an option granted to each director on November 28, 2011 to purchase 10,000 shares of common stock for $30.00 per share which fully vests on the fifth anniversary of their grant.
(4)	Includes 800 shares owned by an adult child for whom Mr. Broughton provides all support. Does not include an option granted to Mr. Broughton on January 19, 2011 to purchase 11,000 shares of common stock for $25.00 per share which fully vests on the fifth anniversary of their grant. Does not include 8,166 shares owned by his spouse and 1,900 shares owned by each of his two stepchildren. Mr. Broughton disclaims beneficial ownership of such shares. Mr. Broughton has pledged 27,000 shares to Business First Bank, Baton Rouge, as security for a line of credit.

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(5)	Includes 11,250 shares of common stock owned by one of Mr. Brock’s children, as to which Mr. Brock may still be deemed to be the beneficial owner. Mr. Brock disclaims beneficial ownership of all shares not directly owned by him.
(6)	Does not include 4,000 shares held by Mr. Fuller’s spouse. Mr. Fuller disclaims beneficial ownership of such shares. Includes 145,000 shares held by Tyrol, Inc., which is owned by Mr. Fuller’s adult children. Mr. Fuller disclaims beneficial ownership of such shares. Mr. Fuller has pledged 145,000 shares held by Tyrol, Inc. to the bank, as security for a loan.
(7)	Includes 3,792 shares owned by Mr. Cashio’s daughter for whom Mr. Cashio provides all support. Mr. Cashio disclaims beneficial ownership of such shares. Mr. Cashio has placed 87,922 shares in a margin account.
(8)	Includes 1,000 shares obtainable within 60 days pursuant to an option granted to Mr. Foshee on February 16, 2010 to purchase 5,000 shares at $25.00 per share which vests 1,000 shares on February 16, 2014 and 4,000 shares on February 16, 2015. Does not include an option granted on January 19, 2011 to purchase up to 2,500 shares of common stock for $25.00 per share which fully vests on January 19, 2016, or an option to purchase 2,500 shares of common stock for $30.00 per share granted on February 21, 2012, which fully vests on February 21, 2017. Mr. Foshee has pledged 36,662 shares to First National Bankers Bank.
(9)	Includes 50,000 shares of common stock obtainable within 60 days pursuant to an option granted to Mr. Pouncey on April 20, 2006 to purchase up to 50,000 shares of common stock for $11.00 per share, which vests at 9,000 shares per year beginning on April 20, 2009 and 5,000 shares on April 20, 2014. Includes 4,620 shares beneficially owned by Mr. Pouncey’s wife through a limited liability company. Does not include 333 shares owned by Mr. Pouncey’s daughter. Mr. Pouncey disclaims beneficial ownership of such shares.
(10)	Includes 51,000 shares obtainable within 60 days pursuant to the exercise of outstanding options or warrants.
(11)	Includes 26,000 shares the directors and executive officers anticipate purchasing through the directed share program. Does not include 500 shares anticipated to be purchased through the directed share program by Mr. Broughton’s spouse. Mr. Broughton disclaims beneficial ownership of such shares. Includes 1,000 shares anticipated to be purchased through the directed share program by a trust for the benefit of Mr. Cashio’s daughter for whom Mr. Cashio provides all support. Does not include 1,000 shares anticipated to be purchased through the directed share program by a trust for the benefit of Mr. Cashio’s adult daughter for whom Mr. Cashio does not provide support. Mr. Cashio disclaims beneficial ownership of such 2,000 shares.
(12)	Assumes the underwriters do not exercise their purchase option.

DESCRIPTION OF CAPITAL STOCK

The following descriptions include summaries of all of the material terms of all of our charter, including the certificate of designation with respect to our Series A Preferred Stock, and bylaws, as amended. Reference is made to the more detailed provisions of our charter and bylaws, as amended, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Our charter authorizes us to issue a total of 50 million shares of common stock, par value $.001 per share, and one million shares of preferred stock, $.001 par value per share, of which 40,000 shares have been designated as Series A Preferred Stock. The authorized but unissued shares of our capital stock will be available for future issuance without stockholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange.

Common Stock

As of April 14, 2014, 7,549,812 shares of our common stock were issued and outstanding and held by approximately 1,579 stockholders of record. We have reserved an additional 15,000 shares for issuance upon exercise of outstanding stock warrants and 614,500 shares for issuance upon exercise of outstanding stock options.

Voting

Each share of common stock entitles the holder thereof to one vote per share on all matters on which the holders of our common stock are entitled to vote. Our common stock does not have cumulative voting rights. Holders of our common stock, together with holders of any other class or series of capital stock with voting rights, elect the members of our board of directors and act on such other matters as are required to be presented to them under Delaware law or our charter, or as otherwise presented to them by our board of directors.

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Dividends and Other Distributions

Subject to certain regulatory restrictions discussed in this prospectus and to the rights of holders of our Series A Preferred Stock and any preferred securities that we may issue, all shares of our common stock are entitled to share equally in dividends from legally available funds, when, as, and if declared by our board of directors out of funds legally available for dividends.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of common stock are entitled to receive, pro rata, our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Preemptive Rights

The holders of our common stock have no preemptive rights.

Miscellaneous

Shares of our common stock are not convertible into shares of any other class of capital stock. The issued and outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

General

Under our charter, our board of directors is authorized, without further stockholder action, to issue up to one million shares of preferred stock, $0.001 par value per share, in one or more series, and to establish the number of shares to be included in each such series, and to fix the designation, relative rights, preferences, qualifications and limitations of each such series. As of December 31, 2013, there were 40,000 shares of preferred stock designated as Series A Preferred Stock, all of which were issued and outstanding. We may amend our charter to increase the number of authorized shares of preferred stock in a manner permitted by our charter and Delaware law.

Although the creation and authorization of preferred stock does not, in and of itself, have any effect on the rights of the holders of our common stock, the issuance of one or more series of preferred stock may affect the holders of common stock in a number of respects, including the following: by subordinating our common stock to the preferred stock with respect to dividend rights, liquidation preferences, and other rights, preferences, and privileges; by diluting the voting power of our common stock; by diluting the earnings per share of our common stock; and by issuing common stock, upon the conversion of the preferred stock, at a price below the fair market value or original issue price of the common stock that is outstanding prior to such issuance.

At this time, our Series A Preferred Stock is the only series of preferred stock authorized, issued and outstanding. On June 21, 2011, we entered into a securities purchase agreement with the Treasury, pursuant to which we issued and sold to the Treasury 40,000 shares of our Series A Preferred Stock, having a liquidation preference of $1,000 per share (or, “liquidation amount”), for aggregate proceeds of $40,000,000. The issuance of our Series A Preferred Stock was completed in a private placement exempt from the registration requirements of the Securities Act in connection with our participation in the Treasury’s Small Business Lending Fund program. As of December 31, 2013, all 40,000 shares of our Series A Preferred Stock were issued and outstanding.

The Small Business Lending Fund program was created by the Treasury to encourage banks to increase lending to small businesses by offering low cost capital to qualified issuers. Because we were already active in lending to small businesses in our market area, the program represented an opportunity to access low cost capital that was non-dilutive to our stockholders.

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Dividend Rights

Holders of our Series A Preferred Stock are entitled to receive, when, as and if declared by our board of directors, non-cumulative cash dividends on the liquidation amount. Dividends on each share of our Series A Preferred Stock are payable on the liquidation amount at an annual rate calculated based upon the “percentage change in qualified lending” of the bank between each dividend period and the “baseline” level of “qualified small business lending” of the bank. Such dividend rate may vary from 1% per annum to 7% per annum for the eleventh through the eighteenth dividend periods and that portion of the nineteenth dividend period ending on the four and one-half year anniversary of the date of issuance of the Series A Preferred Stock (or, the dividend periods from October 1, 2013 through and including December 20, 2015). The dividend rate increases to a fixed rate of 9% after 4.5 years from the issuance of our Series A Preferred Stock (or, on December 21, 2015), regardless of the previous rate, until all of the preferred shares are redeemed. As a result of the level of our “qualified small business lending,” our dividend rate for each quarterly dividend period since issuance, except the initial dividend period, has been 1% per annum.

So long as any of our Series A Preferred Stock remains outstanding, (i) dividends on our common stock may be declared and paid, and we may redeem or purchase any then-outstanding shares of our capital stock, in each case only if, (A) after giving effect to such dividend, repurchase or redemption our Tier 1 Capital would be at least equal to the “tier 1 dividend threshold” and (B) full dividends on all outstanding shares of Series A Preferred Stock for the most recently completed dividend period have been or are contemporaneously declared and paid, and (ii) if a dividend is not declared and paid in full on the Series A Preferred Stock in respect of a dividend period, then, from the last day of such dividend period until the last day of the third dividend period immediately following such dividend period, no dividend may be declared or paid on our common stock and, subject to certain limited exceptions, no shares of our then-outstanding capital stock may be repurchased, redeemed or otherwise acquired by us. For additional information, see “Supervision and Regulation — Payment of Dividends.”

Voting Rights

The shares of our Series A Preferred Stock do not have voting rights, except as provided below or as otherwise specifically required by law. When voting rights are applicable, each holder of our Series A Preferred Stock has one vote per share, including when acting by written consent.

Right to Elect Two Directors upon a Nonpayment Event. Whenever (i) shares of our Series A Preferred Stock with an aggregate liquidation amount of at least $25,000,000 are outstanding and (ii) dividends on any shares of our Series A Preferred Stock shall have not been declared and paid for six or more dividend payments, whether or not for consecutive dividend periods (a “Nonpayment”), the authorized number of directors on our board of directors shall automatically increase by two, and the holders of our Series A Preferred Stock shall have the right, but not the obligation, to elect two additional members of our board of directors (“Preferred Stock Directors”) to fill such newly created directorships at our next annual meeting of stockholders or at a special meeting. If and when full dividends have been regularly declared and paid for at least four consecutive dividend periods following a Nonpayment, the holders of the Series A Preferred Stock shall be divested of the foregoing voting rights and the term of office of each Preferred Stock Director shall immediately terminate and the authorized number of directors on our board of directors shall automatically decrease by two.

Other Voting Rights. So long as any shares of our Series A Preferred Stock are outstanding, in addition to any other vote or consent of stockholders required by law or by our charter, the vote of the holders of a majority of the then-outstanding shares of our Series A Preferred Stock, voting separately as a single class, shall be necessary for effecting or validating certain transactions, including (i) the authorization, creation or issuance of, or an increase in the authorized amount of, shares of securities convertible into or exchangeable or exercisable for shares of any capital stock ranking senior to our Series A Preferred Stock, (ii) any alteration or change to the voting powers, rights, preferences or privileges of our Series A Preferred Stock so as to affect them adversely, (iii) any sale of a material portion of our assets, and (iv) any consummation of a binding share exchange or reclassification involving our Series A Preferred Stock, or a merger or consolidation of us with or into another entity.

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Liquidation Rights

In the event we liquidate, dissolve or wind-up our business and affairs, either voluntarily or involuntarily, holders of the Series A Preferred Stock will be entitled to receive liquidating distributions of $1,000 per share, plus any accrued and unpaid dividends, before we make any distribution of assets to the holders of our common stock or any other class or series of shares ranking junior to the Series A Preferred Stock and subject to the rights of any of our creditors with respect to the distribution of assets.

Redemption

Our Series A Preferred Stock is not subject to any mandatory redemption, sinking fund or other similar provisions. The holders of our Series A Preferred Stock do not have the right to require the redemption or repurchase of our Series A Preferred Stock. Subject to the prior approval of the Federal Reserve, we may redeem shares of our Series A Preferred Stock, in whole or in part, from time to time, at a redemption price equal to $1,000 per share, plus any unpaid dividends for the then current dividend period, excluding the date of redemption; provided, that any partial redemption shall not be less than 10,000 shares of the Series A Preferred Stock.

No Preemptive and Conversion Rights

The holders of the Series A Preferred Stock do not have any preemptive rights. The Series A Preferred Stock is not convertible into or exchangeable for property or shares of any other series or class of our capital stock.

Stock Warrants

Upon the formation of the bank in May 2005, we issued to each of our directors warrants to purchase up to 10,000 shares of our common stock, or 60,000 shares in the aggregate, for a purchase price of $10.00 per share, expiring in ten years. These warrants became fully vested in May 2008.

In connection with the issuance of our 8.5% junior subordinated deferrable interest debentures due 2038, which were redeemed on November 8, 2012, we granted warrants to purchase up to 75,000 shares of our common stock with a price of $25.00 per share. Each such warrant is exercisable for a period beginning upon its date of issuance and ending on such date which is sixty (60) days following the date upon which our common stock becomes listed for trading upon a “national securities exchange” as defined in the Exchange Act. On June 1, 2012, we paid in full our 8.25% subordinated note due June 1, 2016 in the aggregate principal amount of $5 million, which was issued and sold to one accredited investor on June 23, 2009. In connection with the issuance and sale of this note, we issued 15,000 warrants with a price of $25.00 per share, exercisable at any time on or before June 1, 2016.

Selected Provisions of our Certificate of Incorporation and Bylaws

We summarize various provisions of Delaware law, our charter and our bylaws, as amended, in the following paragraphs. These provisions may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for his or her shares.

Certificate of Incorporation and Bylaws

Our charter and bylaws, as amended, currently contain provisions that may be deemed to be “antitakeover” in nature. Among other things, our charter and bylaws, as amended:

•	provide that special meetings of stockholders may be called at any time by the Chairman of our board of directors, by the President or by order of the board of directors;

•	enable our board of directors to issue preferred stock up to the authorized amount, with such preferences, limitations and relative rights, including voting rights, as may be determined from time to time by the board;

•	enable our board of directors to increase the number of persons serving as directors and to fill the vacancies created as a result of the increase by a majority vote of the directors present at the meeting;

•	enable our board of directors to amend our bylaws without stockholder approval; and

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•	do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose).

In addition, the corporate laws and regulations applicable to us enable our board of directors to issue, from time to time and at its discretion, but subject to limits imposed by applicable law and by any exchange on which our securities may be listed, any authorized but unissued shares of our common or preferred stock. The additional authorized shares could be used by our board of directors, if consistent with its fiduciary responsibilities, to discourage persons from attempting to gain control of us by diluting the voting power of shares then outstanding or increasing the voting power of persons who would support the board of directors in a potential takeover situation, including by preventing or delaying a proposed business combination that is opposed by the board of directors although perceived to be desirable by some stockholders.

Delaware Law

We are a Delaware corporation and consequently are also subject to certain anti-takeover provisions of the Delaware General Corporation Law. Under Section 203 of the Delaware General Corporation Law, a Delaware corporation may not engage in any business combination with any interested stockholder for a period of three years following the date such stockholder became an interested stockholder, unless:

•	before such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding:

o	shares owned by persons who are directors and also officers, and

o	employee stock plans, in certain instances; or

•	on or after such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines an interested stockholder of a corporation to be any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) who:

•	owns, directly or indirectly, 15% or more of the outstanding voting stock of the corporation; or

•	is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately before the date on which it is sought to be determined whether such person (and any affiliate or associate of such person) is an interested stockholder.

Section 203 defines business combinations to include certain mergers, consolidations, asset sales, transfers and other transactions resulting in a financial benefit to the interested stockholder.

The restrictions imposed by Section 203 will not apply to a corporation if:

•	the corporation’s original certificate of incorporation contains a provision expressly electing not to be governed by Section 203; or

•	the corporation, by the action of stockholders holding majority of outstanding voting stock, adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by Section 203.

We have not opted out of Section 203. Section 203 could under certain circumstances make it more difficult for a third party to gain control of us, deny stockholders the receipt of a premium on their common stock and may reduce the price at which the common stock may be sold.

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Indemnification; Forum for Adjudication of Disputes

In accordance with Delaware law, our charter and bylaws, as amended, contain provisions that limit the personal liability of our directors for violations of their fiduciary duty. Our charter eliminates each director’s liability to us and our stockholders for monetary damages except (i) for breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

Additionally, our bylaws, as amended, provide that unless we consent to the selection of an alternative forum, a state or federal court located within the state of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of Delaware law, and (iv) any action asserting a claim governed by the internal affairs doctrine, in all cases subject to the applicable court having personal jurisdiction over the indispensible parties named as defendants.

Listing and Trading

Our common stock and Series A Preferred Stock currently are not listed on any securities exchange. We have applied to list our common stock on The Nasdaq Global Market under the symbol “SFBS”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Registrar and Transfer Company.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after the offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of shares of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for shares of our common stock as well as our ability to raise equity capital in the future.

Upon completion of this offering, we will have 8,174,812 shares of common stock issued and outstanding (8,268,562 shares if the underwriters exercise in full their purchase option). In addition, 614,500 shares of our common stock are issuable upon the exercise of outstanding stock options, and 15,000 shares are issuable upon the exercise of outstanding warrants. In addition, 27,000 shares that are owned by Mr. Broughton, our President and Chief Executive Officer, are pledged as collateral to secure a line of credit, 36,662 shares that are owned by Mr. Foshee, our Chief Financial Officer, are pledged to First National Bankers Bank, 145,000 shares that are owned by Mr. Fuller, one of our directors, are pledged to us as security for a loan, and 87,922 shares that are owned by Mr. Cashio have been placed in a margin account, and may be sold by the pledgees under certain circumstances.

Of these shares, the 625,000 shares sold in this offering (or 718,750, if the underwriters exercise their option in full) will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with Rule 144, which is described below. Other than certain of the shares we previously issued under our stock incentive plans, the remaining 7,549,812 outstanding shares will be deemed “restricted securities”or “control securities” under the Securities Act. Restricted securities and control securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 or any other applicable exemption.

Lock-Up Agreements

Our executive officers and directors, who will own in the aggregate approximately 1,092,296 shares of our common stock after this offering, have entered into lock-up agreements under which they have generally agreed not to sell or otherwise transfer their shares for a period of 180 days after the completion of this offering. These lock-up restrictions may be extended in specified circumstances and are subject to certain exceptions. For additional information, see “Underwriting – Lock-Up Agreements.” As a result of these contractual restrictions, shares of our common stock subject to lock-up agreements will not be eligible for sale until these agreements expire or the restrictions are waived by the underwriters.

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Following the lock-up period, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144.

Rule 144

All shares of our common stock held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, generally may be sold in the public market only in compliance with Rule 144. Rule 144 defines an affiliate as any person who directly or indirectly controls, or is controlled by, or is under common control with, the issuer, which generally includes our directors, executive officers, 10% stockholders and certain other related persons. Upon completion of the offering, we expect that approximately 13.36% of our outstanding common stock (13.21% of our outstanding common stock if the underwriters exercise in full their purchase option) will be held by “affiliates.”

Under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is deemed to be an “affiliate” of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock, which would be approximately 81,748 common shares immediately after this offering (assuming the underwriters do not elect to exercise their purchase option), or the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to a six-month holding period and requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have not entered into any business transaction with related parties required to be disclosed under Section 404(a) of Regulation S-K other than banking transactions in the ordinary course of business with our directors and officers, as well as members of their families and corporations, partnerships or other organizations in which they have a controlling interest. These transactions include deposits, loans, and other financial services related transactions. Management recognizes that related party transactions can present unique risks and potential conflicts of interest (in appearance and in fact). Therefore, we maintain written policies around interactions with related parties which require that these transactions are entered into and maintained on the following terms:

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•	in the case of banking transactions, each is on substantially the same terms, including price or interest rate, collateral and fees, as those prevailing at the time for comparable transactions with unrelated parties that are expected to involve more than the normal risk of collectability or present other unfavorable features to our bank; and

•	in the case of any related party transactions, including banking transactions, each is approved by a majority of the directors who do not have an interest in the transaction.

The aggregate amount of indebtedness from directors and executive officers (including their affiliates) to the bank as of December 31, 2013, including extensions of credit or overdrafts, endorsements and guarantees outstanding on such date, was approximately $13,117,000, which equaled 4.41% of our total equity capital as of that date. Less than 1% of these loans were installment loans to individuals. Related party transactions are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons not related to us, and do not involve more than normal risk of collectability or present other features unfavorable to us. As of the date of this prospectus, no related party loans were categorized as non-accrual, past due, restructured or potential problem loans.

We anticipate making related party loans in the future to the same extent as we have in the past.

Policies and Procedures Regarding Related Party Transactions

Transactions by our bank or us with related parties are subject to a formal written policy, as well as regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act (which govern certain transactions by our bank with its affiliates) and the Federal Reserve’s Regulation O (which governs certain loans by our bank to its executive officers, directors, and principal stockholders). We have adopted policies to comply with these regulatory requirements and restrictions.

In addition, prior to completion of this offering, our board of directors will adopt a written policy governing the approval of related party transactions that complies with all applicable requirements of the SEC and the Nasdaq Global Market concerning related party transactions. Related party transactions are transactions in which we are a participant, the amount involved exceeds $120,000 and a related party has or will have a direct or indirect material interest. Our related parties include our directors (including nominees for election as directors), executive officers, 5% stockholders and the immediate family members of these persons. Our Chief Operating Officer, in consultation with management and outside counsel, as appropriate, will review potential related party transactions to determine if they are subject to the policy. If so, the transaction will be referred to the corporate governance and nominations committee for approval. In determining whether to approve a related party transaction, the Committee will consider, among other factors, the fairness of the proposed transaction, the direct or indirect nature of the related party’s interest in the transaction, the appearance of an improper conflict of interests for any director or executive officer taking into account the size of the transaction and the financial position of the related party, whether the transaction would impair an outside director’s independence, the acceptability of the transaction to our regulators and the potential violations of other corporate policies. Upon completion of this offering, our Related Party Transactions Policy will be available on our website at www.servisfirstbank.com, as an annex to our Corporate Governance Guidelines.

SUPERVISION AND REGULATION

Both we and our bank are subject to extensive state and federal banking laws and regulations that impose restrictions on and provide for general regulatory oversight of our operations. These laws and regulations require compliance with various consumer protection provisions applicable to lending, deposits, brokerage and fiduciary activities. They also impose capital adequacy requirements and restrict our ability to repurchase our stock and receive dividends from our bank. These laws and regulations generally are intended to protect customers, rather than stockholders. The following discussion describes material elements of the regulatory framework that applies to us. However, the description below is not intended to summarize all laws and regulations applicable to us.

Bank Holding Company Regulation

Since we own all of the capital stock of the bank, we are a bank holding company under the federal Bank Holding Company Act of 1956, as amended (the “BHC Act”). As a result, we are primarily subject to the supervision, examination and reporting requirements of the BHC Act and the regulations of the Federal Reserve.

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Acquisition of Banks

The BHC Act requires every bank holding company to obtain the Federal Reserve’s prior approval before:

•	acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will, directly or indirectly, own or control more than 5% of the bank’s voting shares;

•	acquiring all or substantially all of the assets of any bank; or

•	merging or consolidating with any other bank holding company.

Additionally, the BHC Act provides that the Federal Reserve may not approve any of these transactions if such transaction would result in or tend to create a monopoly or substantially lessen competition or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. The Federal Reserve’s consideration of financial resources generally focuses on capital adequacy, which is discussed in the section titled “—Bank Regulation and Supervision – Capital Adequacy.”

Under the BHC Act, if adequately capitalized and adequately managed, we or any other bank holding company located in Alabama may purchase a bank located outside of Alabama. Conversely, an adequately capitalized and adequately managed bank holding company located outside of Alabama may purchase a bank located inside Alabama. In each case, however, restrictions may be placed on the acquisition of a bank that has only been in existence for a limited amount of time or will result in specified concentrations of deposits.

Change in Bank Control

Subject to various exceptions, the BHC Act and the Change in Bank Control Act, together with related regulations, require Federal Reserve approval prior to any person’s or company’s acquiring “control” of a bank holding company. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company. In addition, any person or group of persons must obtain the approval of the Federal Reserve under the BHC Act before acquiring 25% (5% in the case of an acquirer that is already a bank holding company) or more of the outstanding common stock of a bank holding company, or otherwise obtaining control or a “controlling influence” over the bank holding company.

Permitted Activities

Under the BHC Act, a bank holding company is generally permitted to engage in or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in the following activities:

•	banking or managing or controlling banks; and

•	any activity that the Federal Reserve determines to be so closely related to banking as to be a proper incident to the business of banking.

Activities that the Federal Reserve has found to be so closely related to banking as to be a proper incident to the business of banking include:

•	factoring accounts receivable;

•	making, acquiring, brokering or servicing loans and usual related activities;

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•	leasing personal or real property;

•	operating a non-bank depository institution, such as a savings association;

•	trust company functions;

•	financial and investment advisory activities;

•	discount securities brokerage activities;

•	underwriting and dealing in government obligations and money market instruments;

•	providing specified management consulting and counseling activities;

•	performing selected data processing services and support services;

•	acting as an agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and

•	performing selected insurance underwriting activities.

Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company’s continued ownership, activity or control constitutes a serious risk to the financial safety, soundness, or stability of it or any of its bank subsidiaries.

In addition to the permissible bank holding company activities listed above, a bank holding company may qualify and elect to become a financial holding company, permitting the bank holding company to engage in activities that are financial in nature or incidental or complementary to financial activity. The BHC Act expressly lists the following activities as financial in nature:

•	lending, trust and other banking activities;

•	insuring, guaranteeing, or indemnifying against loss or harm, or providing and issuing annuities, and acting as principal, agent, or broker for these purposes, in any state;

•	providing financial, investment, or advisory services;

•	issuing or selling instruments representing interests in pools of assets permissible for a bank to hold directly;

•	underwriting, dealing in or making a market in securities;

•	other activities that the Federal Reserve may determine to be so closely related to banking or managing or controlling banks as to be a proper incident to managing or controlling banks;

•	foreign activities permitted outside of the United States if the Federal Reserve has determined them to be usual in connection with banking operations abroad;

•	merchant banking through securities or insurance affiliates; and

•	insurance company portfolio investments.

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For us to qualify to become a financial holding company, the bank and any other depository institution subsidiary of ours must be well-capitalized and well-managed and must have a Community Reinvestment Act rating of at least “satisfactory”. Additionally, we must file an election with the Federal Reserve to become a financial holding company and must provide the Federal Reserve with 30 days written notice prior to engaging in a permitted financial activity. We have not elected to become a financial holding company at this time.

Support of Subsidiary Institutions

The Federal Deposit Insurance Act and Federal Reserve policy require a bank holding company to act as a source of financial and managerial strength to its bank subsidiaries and to take measures to preserve and protect its bank subsidiaries in situations where additional investments in a troubled bank may not otherwise be warranted. In addition, where a bank holding company has more than one bank or thrift subsidiary, each of the bank holding company’s subsidiary depository institutions is responsible for any losses to the FDIC as a result of an affiliated depository institution’s failure. As a result, a bank holding company may be required to loan money to a bank subsidiary in the form of subordinate capital notes or other instruments which qualify as capital under bank regulatory rules. However, any loans from the holding company to such subsidiary banks likely will be unsecured and subordinated to such bank’s depositors and perhaps to other creditors of the bank.

Repurchase or Redemption of Securities

A bank holding company is generally required to give the Federal Reserve prior written notice of any purchase or redemption of its own then-outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company’s consolidated net worth. The Federal Reserve may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve order or directive, or any condition imposed by, or written agreement with, the Federal Reserve. The Federal Reserve has adopted an exception to this approval requirement for well-capitalized bank holding companies that meet certain conditions.

Bank Regulation and Supervision

The bank is subject to extensive state and federal banking laws and regulations that impose restrictions on and provide for general regulatory oversight of our operations. These laws and regulations are generally intended to protect the bank’s customers, rather than our stockholders. The following discussion describes the material elements of the regulatory framework that applies to the bank.

Since the bank is a commercial bank chartered under the laws of the State of Alabama and is not a member of the Federal Reserve System, it is primarily subject to the supervision, examination and reporting requirements of the FDIC and the Alabama Banking Department. The FDIC and the Alabama Banking Department regularly examine the bank’s operations and have the authority to approve or disapprove mergers, the establishment of branches and similar corporate actions. Both regulatory agencies have the power to prevent the development or continuance of unsafe or unsound banking practices or other violations of law. Additionally, the bank’s deposits are insured by the FDIC to the maximum extent provided by law. The bank is also subject to numerous state and federal statutes and regulations that affect its business, activities and operations.

Branching

Under current Alabama law, the bank may open branch offices throughout Alabama with the prior approval of the Alabama Banking Department. In addition, with prior regulatory approval, the bank may acquire branches of existing banks located in Alabama. While prior law imposed various limits on the ability of banks to establish new branches in states other than their home state, the Dodd-Frank Act allows a bank to branch into a new state by acquiring a branch of an existing institution or by setting up a new branch, without merging with an existing institution in the target state, if, under the laws of the state in which the branch is to be located, a state bank chartered by that state would be permitted to establish the branch. This makes it much simpler for banks to open de novo branches in other states. We opened our Pensacola, Florida branch using this mechanism.

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FDIC Insurance Assessments

The bank’s deposits are insured by the FDIC to the full extent provided in the Federal Deposit Insurance Act, and the bank pays assessments to the FDIC for that coverage. Under the FDIC’s risk-based deposit insurance assessment system, an insured institution’s deposit insurance premium is computed by multiplying the institution’s assessment base by the institution’s assessment rate. The following information applies to an institution’s assessment base and assessment rate:

•	Assessment Base. An institution’s assessment base equals the institution’s average consolidated total assets during a particular assessment period, minus the institution’s average tangible equity capital (that is, Tier 1 capital) during such period.

•	Assessment Rate. An institution’s assessment rate is assigned by the FDIC on a quarterly basis. To assign an assessment rate, the FDIC designates an institution as falling into one of four risk categories, or as being a large and highly complex financial institution. The FDIC determines an institution’s risk category based on the level of the institution’s capitalization and on supervisory evaluations provided to the FDIC by the institution’s primary federal regulator. Each risk category designation contains upward and downward adjustment factors based on long-term unsecured debt and brokered deposits. Assessment rates currently range from 0.025% per annum for an institution in the lowest risk category with the maximum downward adjustment, to 0.45% per annum for an institution in the highest risk category with the maximum upward adjustment. For the fourth quarter of 2013, the bank’s assessment rate was set at $0.0133, or $0.0532 annually, per $100 of assessment base.

In addition to its risk-based insurance assessments, the FDIC also imposes Financing Corporation (“FICO”) assessments to help pay the $780 million in annual interest payments on the $8 billion of bonds issued in the late 1980s as part of the government rescue of the savings and loan industry. For the fourth quarter of 2013, the FICO assessment was equal to $0.0016, or $0.0064 annually, per $100 of assessment base. These assessments will continue until the bonds mature in 2019.

The FDIC is responsible for maintaining the adequacy of the Deposit Insurance Fund, and the amount the bank pays for deposit insurance is affected not only by the risk the bank poses to the Deposit Insurance Fund, but also by the adequacy of the fund to cover the risk posed by all insured institutions. In recent years, systemic economic problems and changes in law have put pressure on the Deposit Insurance Fund. In this regard, from 2008 to 2013, the United States experienced an unusually high number of bank failures, resulting in significant losses to the Deposit Insurance Fund. Moreover, the Dodd-Frank Act permanently increased the standard maximum deposit insurance amount from $100,000 to $250,000, and raised the minimum required Deposit Insurance Fund reserve ratio (i.e., the ratio of the amount on reserve in the Deposit Insurance Fund to the total estimated insured deposits) from 1.15% to 1.35%. To support the Deposit Insurance Fund in light of these types of pressures, the FDIC took several actions in 2009 to supplement the revenues received from its annual deposit insurance premium assessments. Such actions included imposing a one-time special assessment on insured institutions and requiring that insured institutions prepay their regular quarterly assessments for the fourth quarter of 2009 through 2012. The FDIC’s possible need to increase assessment rates, charge additional one-time assessment fees, and take other extraordinary actions to support the Deposit Insurance Fund is generally considered to be greater in the current economic climate. If the FDIC were to take these types of actions in the future, they could have a negative impact on the bank’s earnings.

Termination of Deposit Insurance

The FDIC may terminate its insurance of deposits of a bank if it finds that the bank has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

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Liability of Commonly Controlled Depository Institutions

Under the Federal Deposit Insurance Act, an FDIC-insured depository institution can be held liable for any loss incurred by, or reasonably expected, to be incurred by, the FDIC in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution in danger of default. “Default” is defined generally as the appointment of a conservator or receiver, and “in danger of default” is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. The FDIC’s claim for damage is superior to claims of stockholders of the insured depository institution but is subordinate to claims of depositors, secured creditors, other general and senior creditors, and holders of subordinated debt (other than affiliates) of the institution.

Community Reinvestment Act

The Community Reinvestment Act (“CRA”) requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve or the FDIC will evaluate the record of each financial institution in meeting the needs of its local community, including low and moderate-income neighborhoods. These factors are also considered in evaluating mergers, acquisitions, and applications to open an office or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on the bank. Additionally, we must publicly disclose the terms of various CRA-related agreements.

Interest Rate Limitations

Interest and other charges collected or contracted for by the bank are subject to state usury laws and federal laws concerning interest rates.

Federal Laws Applicable to Consumer Credit and Deposit Transactions

The bank’s loan and deposit operations are subject to a number of federal consumer protection laws, including:

•	the Federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•	the Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, color, religion, national origin, sex, marital status or certain other prohibited factors in all aspects of credit transactions;

•	the Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies;

•	the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by debt collectors;

•	the Servicemembers’ Civil Relief Act, governing the repayment terms of, and property rights underlying, secured obligations of persons in military service;

•	rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws;

•	the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

•	the Electronic Funds Transfer Act and Regulation E issued by the Consumer Financial Protection Bureau to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services.

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Capital Adequacy

The federal banking regulators view capital levels as important indicators of an institution’s financial soundness. In this regard, we and the bank are required to comply with the capital adequacy standards established by the Federal Reserve (in the case of ServisFirst Bancshares, Inc.) and the FDIC and the Alabama Banking Department (in the case of the bank). The Federal Reserve has established a risk-based and a leverage measure of capital adequacy for bank holding companies. The FDIC has established substantially similar measures for banks.

The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

Failure to meet capital guidelines could subject a bank or bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits, and certain other restrictions on its business. Significant additional restrictions can be imposed on FDIC-insured depository institutions that fail to meet applicable capital requirements.

The current risk-based capital guidelines, commonly referred to as Basel I, are based upon the 1988 capital accord of the Basel Committee on Banking Supervision (“Basel Committee”), an international committee of central banks and bank supervisors, as implemented by the U.S. federal banking agencies. As discussed further below, the federal banking agencies have adopted separate risk-based capital guidelines for so-called “core banks” based upon the Revised Framework for the International Convergence of Capital Measurement and Capital Standards (“Basel II”) issued by the Basel Committee in November 2005, and recently adopted rules implementing the revised standards referred to as Basel III.

Basel I

Under Federal Reserve regulations implementing the Basel I standards, the minimum guideline for the ratio of total capital to risk-weighted assets is 8%. Total capital consists of two components, Tier 1 capital and Tier 2 capital. Tier 1 capital generally consists of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of qualifying cumulative perpetual preferred stock, less goodwill and other specified intangible assets. Tier 1 capital must equal at least 4% of risk-weighted assets. Tier 2 capital generally consists of subordinated debt, other preferred stock, and a limited amount of loan loss reserves. The total amount of Tier 2 capital is limited to 100% of Tier 1 capital. At December 31, 2013, our consolidated ratio of total capital to risk-weighted assets was 11.73%, and our ratio of Tier 1 capital to risk-weighted assets was 10.00.

In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 capital to average assets, less goodwill and other specified intangible assets, of 3% for bank holding companies that meet specified criteria, including having the highest regulatory rating and implementing the Federal Reserve’s risk-based capital measure for market risk. All other bank holding companies generally are required to maintain a leverage ratio of at least 4%. At December 31, 2013, our leverage ratio was 8.48%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without reliance on intangible assets. The Federal Reserve considers the leverage ratio and other indicators of capital strength in evaluating proposals for expansion or new activities.

As of December 31, 2013, the bank’s most recent notification from the FDIC categorized the bank as well-capitalized under the regulatory framework for prompt corrective action. To remain categorized as well-capitalized, the bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios of 10%, 6% and 5%, respectively. Our bank was well-capitalized under the prompt corrective action provisions as of December 31, 2013. In addition to the foregoing federal requirements, the bank is subject to a requirement of the Alabama Banking Department that the bank maintain a leverage ratio of 8%. At December 31, 2013, the bank’s leverage ratio was 8.98%.

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Basel II

Under the final U.S. Basel II rules issued by the federal banking agencies, there are a small number of “core” banking organizations that have been required to use the advanced approaches under Basel II for calculating risk-based capital related to credit risk and operational risk, instead of the methodology reflected in the regulations effective prior to adoption of Basel II. The rules also require core banking organizations to have rigorous processes for assessing overall capital adequacy in relation to their total risk profiles, and to publicly disclose certain information about their risk profiles and capital adequacy. Neither we nor the bank are among the core banking organizations required to use Basel II advanced approaches.

Basel III

On December 16, 2010, the Basel Committee released its final framework for strengthening international capital and liquidity regulation, known as Basel III. The Basel III calibration and phase-in arrangements were previously endorsed by the Seoul G20 Leaders Summit in November 2010. Under these standards, when fully phased-in on January 1, 2019, banking institutions would be required to satisfy three risk-based capital ratios:

•	A new common equity tier 1 capital to risk-weighted assets ratio of at least 7.0%, inclusive of a 4.5% minimum common equity tier 1 capital ratio, net of regulatory deductions, and a new 2.5% “capital conservation buffer” of common equity to risk-weighted assets;

•	A tier 1 capital ratio of at least 8.5%, inclusive of the 2.5% capital conservation buffer; and

•	A total capital ratio of at least 10.5%, inclusive of the 2.5% capital conservation buffer.

Basel III places more emphasis than current capital adequacy requirements on common equity tier 1 capital, or “CET1”, which is predominately made up of retained earnings and common stock instruments. Basel III also introduces a capital conservation buffer, which is designed to absorb losses during periods of economic stress. Banking institutions with a CET1 ratio above the minimum but below the capital conservation buffer may face constraints on dividends, equity repurchases, and compensation based on the amount of such shortfall. The Basel Committee also announced that a “countercyclical buffer” of 0% to 2.5% of CET1 or other loss-absorbing capital “will be implemented according to national circumstances” as an “extension” of the conservation buffer during periods of excess credit growth.

Basel III also introduced a non-risk adjusted tier 1 leverage ratio of 3%, based on a measure of total exposure rather than total assets. The Basel Committee had initially planned for member nations to begin implementing the Basel III requirements by January 1, 2013, with full implementation by January 1, 2019. On November 9, 2012, U.S. regulators announced that implementation of Basel III’s first requirements would be delayed.

United States Implementation of Basel III

In July 2013, the federal banking agencies published final rules (the “Basel III Capital Rules”) that revised their risk-based and leverage capital requirements and their method for calculating risk-weighted assets to implement, in part, agreements reached by the Basel Committee and certain provisions of the Dodd-Frank Act. The Basel III Capital Rules will apply to banking organizations, including us and the bank.

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Among other things, the Basel III Capital Rules: (i) introduce CET1; (ii) specify that tier 1 capital consists of CET1 and additional financial instruments satisfying specified requirements that permit inclusion in tier 1 capital; (iii) define CET1 narrowly by requiring that most deductions or adjustments to regulatory capital measures be made to CET1 and not to the other components of capital; and (iv) expand the scope of the deductions or adjustments from capital as compared to the existing regulations. The Basel III Capital Rules also provide a permanent exemption from the proposed phase out of existing trust preferred securities and cumulative perpetual preferred stock from regulatory capital for banking organizations with less than $15 billion in total consolidated assets as of December 31, 2009.

The Basel III Capital Rules provide for the following minimum capital to risk-weighted assets ratios:

•	4.5% based upon CET1;
•	6.0% based upon tier 1 capital; and
•	8.0% based upon total regulatory capital.

A minimum leverage ratio (tier 1 capital as a percentage of total assets) of 4.0% is also required under the Basel III Capital Rules (even for highly rated institutions). The Basel III Capital Rules additionally require institutions to retain a capital conservation buffer of 2.5% above these required minimum capital ratio levels. Banking organizations that fail to maintain the minimum 2.5% capital conservation buffer could face restrictions on capital distributions or discretionary bonus payments to executive officers.

As a result of the enactment of the Basel III Capital Rules, we and the bank could be subject to increased required capital levels. The Basel III Capital Rules become effective as applied to us and the bank on January 1, 2015, with a phase in period that generally extends from January 1, 2015, through January 1, 2019.

The ultimate impact of the new capital standards on us and the bank is currently being reviewed and will depend on a number of factors, including the implementation of the new Basel III Capital Rules and any additional related rulemaking by the U.S. banking agencies.

Prompt Corrective Action

The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a system of “prompt corrective action” to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) into which all institutions are placed. The federal banking agencies have also specified by regulation the relevant capital thresholds for each of those categories. When effective, the Basel III Capital Rules will amend those thresholds to reflect both (i) the generally heightened requirements for regulatory capital ratios, and (ii) the introduction of the CET1 capital measure. At December 31, 2013, the bank qualified for the well-capitalized category.

Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized.

An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. A bank holding company must guarantee that a subsidiary depository institution meets its capital restoration plan, subject to various limitations. The controlling holding company’s obligation to fund a capital restoration plan is limited to the lesser of (i) 5% of an undercapitalized subsidiary’s assets at the time it became undercapitalized and (ii) the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. The regulations also establish procedures for downgrading an institution to a lower capital category based on supervisory factors other than capital.

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Liquidity

Financial institutions are subject to significant regulatory scrutiny regarding their liquidity positions. This scrutiny has increased during recent years, as the economic downturn that began in the late 2000s negatively affected the liquidity of many financial institutions. Various bank regulatory publications, including FDIC Financial Institution Letter FIL-13-2010 (Funding and Liquidity Risk Management) and FDIC Financial Institution Letter FIL-84-2008 (Liquidity Risk Management), address the identification, measurement, monitoring and control of funding and liquidity risk by financial institutions.

Basel III also addresses liquidity management by proposing two new liquidity metrics for financial institutions. The first metric is the “Liquidity Coverage Ratio”, and it aims to require a financial institution to maintain sufficient high quality liquid resources to survive an acute stress scenario that lasts for one month. The second metric is the “Net Stable Funding Ratio”, and its objective is to require a financial institution to maintain a minimum amount of stable sources relative to the liquidity profiles of the institution’s assets, as well as the potential for contingent liquidity needs arising from off-balance sheet commitments, over a one-year horizon.

In the Basel III Capital Rules, the federal banking regulators did not address either the Liquidity Coverage Ratio or the Net Stable Funding Ratio. However, on November 29, 2013, the Federal Reserve, FDIC and Office of the Comptroller of the Currency jointly issued a proposed rule implementing a Liquidity Coverage Ratio requirement in the United States for larger banking organizations. Neither we nor the bank would be subject to such requirement as proposed.

The Liquidity Coverage Ratio and the Net Stable Funding Ratio continue to be monitored for implementation, and we cannot yet provide concrete estimates as to how those requirements, or any other regulatory positions regarding liquidity and funding, might affect us or our bank. However, we note that increased liquidity requirements generally would be expected to cause the bank to invest its assets more conservatively—and therefore at lower yields—than it otherwise might invest. Such lower-yield investments likely would reduce the bank’s revenue stream, and in turn its earnings potential.

Payment of Dividends

We are a legal entity separate and distinct from the bank. Our principal source of cash flow, including cash flow to pay dividends to our stockholders, is dividends the bank pays to us as the bank’s sole stockholder. Statutory and regulatory limitations apply to the bank’s payment of dividends to us as well as to our payment of dividends to our stockholders. The requirement that a bank holding company must serve as a source of strength to its subsidiary banks also results in the position of the Federal Reserve that a bank holding company should not maintain a level of cash dividends to its stockholders that places undue pressure on the capital of its bank subsidiaries or that can be funded only through additional borrowings or other arrangements that may undermine the bank holding company’s ability to serve as such a source of strength. Our ability to pay dividends is also subject to the provisions of Delaware corporate law.

The Alabama Banking Department also regulates the bank’s dividend payments. Under Alabama law, a state-chartered bank may not pay a dividend in excess of 90% of its net earnings until the bank’s surplus is equal to at least 20% of its capital (our bank’s surplus currently exceeds 20% of its capital). Moreover, our bank is also required by Alabama law to obtain the prior approval of the Superintendent for its payment of dividends if the total of all dividends declared by the bank in any calendar year will exceed the total of (i) the bank’s net earnings (as defined by statute) for that year, plus (ii) its retained net earnings for the preceding two years, less any required transfers to surplus. Based on this, our bank would be limited to paying $110.9 million in dividends as of December 31, 2013. In addition, no dividends, withdrawals or transfers may be made from the bank’s surplus without the prior written approval of the Superintendent.

The bank’s payment of dividends may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. The federal banking agencies have indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, a depository institution may not pay any dividends if payment would cause it to become undercapitalized or if it already is undercapitalized. Moreover, the federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings. If, in the opinion of the federal banking regulators, the bank were engaged in or about to engage in an unsafe or unsound practice, the federal banking regulators could require, after notice and a hearing, that the bank stop or refrain from engaging in the questioned practice.

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Restrictions on Transactions with Affiliates and Insiders

We are subject to Section 23A of the Federal Reserve Act, which places limits on the amount of:

•	a bank’s loans or extensions of credit to affiliates;

•	a bank’s investment in affiliates;

•	assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve;

•	loans or extensions of credit made by a bank to third parties collateralized by the securities or obligations of affiliates;

•	a bank’s guarantee, acceptance or letter of credit issued on behalf of an affiliate;

•	a bank’s transactions with an affiliate involving the borrowing or lending of securities to the extent they create credit exposure to the affiliate; and

•	a bank’s derivative transactions with an affiliate to the extent they create credit exposure to the affiliate.

The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank’s capital and surplus and, as to all affiliates combined, to 20% of a bank’s capital and surplus. In addition to the limitation on the amount of these transactions, certain of the above transactions must also meet specified collateral requirements. The bank must also comply with other provisions designed to avoid the taking of low-quality assets.

We are also subject to Section 23B of the Federal Reserve Act, which, among other things, prohibits an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

The bank is also subject to restrictions on extensions of credit to its executive officers, directors, principal shareholders and their related interests. These extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. There is also an aggregate limitation on all loans to insiders and their related interests. These loans cannot exceed the institution’s total unimpaired capital and surplus, and the FDIC may determine that a lesser amount is appropriate. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions. Alabama state banking laws also have similar provisions.

Lending Limits

Under Alabama law, the amount of loans which may be made by a bank in the aggregate to one person is limited. Alabama law provides that unsecured loans by a bank to one person may not exceed an amount equal to 10% of the capital and unimpaired surplus of the bank or 20% in the case of secured loans. For purposes of calculating these limits, loans to various business interests of the borrower, including companies in which a substantial portion of the stock is owned or partnerships in which a person is a partner, must be aggregated with those made to the borrower individually. Loans secured by certain readily marketable collateral are exempt from these limitations, as are loans secured by deposits and certain government securities.

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Commercial Real Estate Concentration Limits

In December 2006, the U.S. bank regulatory agencies issued guidance entitled “Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices” to address increased concentrations in commercial real estate (“CRE”) loans. The guidance describes the criteria the agencies will use as indicators to indentify institutions potentially exposed to CRE concentration risk. An institution that has (i) experienced rapid growth in CRE lending, (ii) notable exposure to a specific type of CRE, (iii) total reported loans for construction, land development, and other land representing 100% or more of the institution’s capital, or (iv) total CRE loans representing 300% or more of the institution’s capital, and the outstanding balance of the institutions CRE portfolio has increased by 50% or more in the prior 36 months, may be identified for further supervisory analysis of the level and nature of its CRE concentration risk.

Privacy

Financial institutions are required to disclose their policies for collecting and protecting non-public personal information of their consumer customers. Consumer customers generally may prevent financial institutions from sharing nonpublic personal information with nonaffiliated third parties except under certain circumstances, such as the processing of transactions requested by the consumer or when the financial institution is jointly offering a product or service with a nonaffiliated financial institution. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers.

Consumer Credit Reporting

The Fair Credit Reporting Act (the “FCRA”) imposes, among other things:

•	requirements for financial institutions to develop policies and procedures to identify potential identity theft and, upon the request of a consumer, place a fraud alert in the consumer’s credit file stating that the consumer may be the victim of identity theft or other fraud;

•	requirements for entities that furnish information to consumer reporting agencies (which would include our bank) to implement procedures and policies regarding the accuracy and integrity of the furnished information and regarding the correction of previously furnished information that is later determined to be inaccurate;

•	requirements for mortgage lenders to disclose credit scores to consumers; and

•	limitations on the ability of a business that receives consumer information from an affiliate to use that information for marketing purposes.

Anti-Terrorism and Money Laundering Legislation

Our bank is subject to the USA Patriot Act, the Bank Secrecy Act, and the requirements of OFAC. These statutes and related rules and regulations impose requirements and limitations on specified financial transactions and account and other relationships intended to guard against money laundering and terrorism financing. Our bank has established a customer identification program pursuant to Section 326 of the USA Patriot Act and maintains records of cash purchases of negotiable instruments, files reports of certain cash transactions exceeding $10,000 (daily aggregate amount), and reports suspicious activity that might signify money laundering, tax evasion, or other criminal activities pursuant to the Bank Secrecy Act. Our bank otherwise has implemented policies and procedures to comply with the foregoing requirements.

Effect of Governmental Monetary Policies

Our bank’s earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve affect the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. We cannot predict, and have no control over, the nature or impact of future changes in monetary and fiscal policies.

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Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act represents a comprehensive revision of laws affecting corporate governance, accounting obligations and corporate reporting. The Sarbanes-Oxley Act is applicable to all companies with equity securities registered, or that file reports, under the Exchange Act. In particular, the act established (i) requirements for audit committees, including independence, expertise and responsibilities; (ii) responsibilities regarding financial statements for the chief executive officer and chief financial officer of the reporting company and new requirements for them to certify the accuracy of periodic reports; (iii) standards for auditors and regulation of audits; (iv) disclosure and reporting obligations for the reporting company and its directors and executive officers; and (v) civil and criminal penalties for violations of the federal securities laws. The legislation also established a new accounting oversight board to enforce auditing standards and restrict the scope of services that accounting firms may provide to their public company audit clients.

Overdraft Fees

The Federal Reserve has adopted amendments under its Regulation E that impose restrictions on banks’ abilities to charge overdraft fees. The rule prohibits financial institutions from charging fees for paying overdrafts on ATM and one-time debit card transactions, unless a consumer consents, or opts in, to the overdraft service for those types of transactions.

Interchange Fees

The Dodd-Frank Act, through a provision known as the Durbin Amendment, required the Federal Reserve to establish standards for interchange fees that are “reasonable and proportional” to the cost of processing the debit card transaction and imposes other requirements on card networks. Institutions like the bank with less than $10 billion in assets are exempt. However, while we are under the $10 billion level that caps income per transaction, we have been affected by federal regulations that prohibit network exclusivity arrangements and routing restrictions. Essentially, issuers and networks must allow transaction processing through a minimum of two unaffiliated networks.

The Volcker Rule

On December 10, 2013, five U.S. financial regulators, including the Federal Reserve and the FDIC, adopted a final rule implementing the so-called “Volcker Rule.” The Volcker Rule was created by Section 619 of the Dodd-Frank Act and prohibits “banking entities” from engaging in “proprietary trading” and making investments and conducting certain other activities with “private equity funds and hedge funds.” Although the final rule provides some tiering of compliance and reporting obligations based on size, the fundamental prohibitions of the Volcker Rule apply to banking entities of any size, including us and the bank. The final rule became effective April 1, 2014, but the Federal Reserve has extended the conformance period for all banking entities until July 21, 2015.

While the final rule and its accompanying materials comprise approximately 1,000 pages, banking entities that do not engage in any of the activities covered by the Volcker Rule (other than with respect to certain U.S. government obligations) are not required to adopt any formal compliance program specific to the Volcker Rule. We have reviewed the scope of the final rule and have concluded that it will not impact our operations.

The Dodd-Frank Act

On July 21, 2010, the Dodd-Frank Act was signed into law. As final rules and regulations implementing the Dodd-Frank Act are adopted, this new law is significantly changing the bank regulatory structure and affecting the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires various federal agencies to adopt a broad range of new implementing rules and regulations and to prepare numerous studies and reports for Congress. The federal agencies are given significant discretion in drafting the implementing rules and regulations, and consequently, many of the details and much of the impact of the Dodd-Frank Act may not be known for many years.

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A number of the effects of the Dodd-Frank Act are described or otherwise accounted for in various parts of this Supervision and Regulation section. The following items provide a brief description of certain other provisions of the Dodd-Frank Act that may be relevant to us and the bank.

•	The Dodd-Frank Act created a new Consumer Financial Protection Bureau with broad powers to supervise and enforce consumer protection laws. The Bureau now has broad rule-making authority for a wide range of consumer protection laws that apply to all banks, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. The Bureau has examination and enforcement authority over all banks with more than $10 billion in assets. Institutions with less than $10 billion in assets will continue to be examined for compliance with consumer laws by their primary bank regulator.

•	The Dodd-Frank Act imposed new requirements regarding the origination and servicing of residential mortgage loans. The law created a variety of new consumer protections, including limitations on the manner by which loan originators may be compensated and an obligation on the part of lenders to verify a borrower’s “ability to repay” a residential mortgage loan. Final rules implementing these latter statutory requirements are effective in 2014.

•	The Dodd-Frank Act eliminated the federal prohibitions on paying interest on demand deposits effective one year after the date of its enactment, thus allowing businesses to have interest bearing checking accounts. Depending on competitive responses, this significant change to existing law could have an adverse impact on our interest expense.

•	The Dodd-Frank Act addresses many investor protection, corporate governance and executive compensation matters that will affect most U.S. publicly traded companies. The Dodd-Frank Act (i) requires publicly traded companies to give stockholders a non-binding vote on executive compensation and golden parachute payments; (ii) enhances independence requirements for compensation committee members; (iii) requires companies listed on national securities exchanges to adopt incentive-based compensation clawback policies for executive officers; (iv) authorizes the SEC to promulgate rules that would allow stockholders to nominate their own candidates using a company’s proxy materials; and (v) directs the federal banking regulators to issue rules prohibiting incentive compensation that encourages inappropriate risks.

•	While insured depository institutions have long been subject to the FDIC’s resolution process, the Dodd-Frank Act creates a new mechanism for the FDIC to conduct the orderly liquidation of certain “covered financial companies,” including bank holding companies and systemically significant non-bank financial companies. Upon certain findings being made, the FDIC may be appointed receiver for a covered financial company, and would conduct an orderly liquidation of the entity. The FDIC liquidation process is modeled on the existing Federal Deposit Insurance Act bank resolution process, and generally gives the FDIC more discretion than in the traditional bankruptcy context. The FDIC has issued final rules implementing the orderly liquidation authority.

As noted above, many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, making it difficult to anticipate the overall financial impact on us. However, compliance with this new law and its implementing regulations clearly will result in additional operating and compliance costs that could have a material adverse effect on our business, financial condition and results of operations.

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Other Legislation and Regulatory Action relating to Financial Institutions

Recent government efforts to strengthen the U.S. financial system, including the implementation of the American Recovery and Reinvestment Act (“ARRA”), the Emergency Economic Stabilization Act (“EESA”), the Dodd-Frank Act, and special assessments imposed by the FDIC, subject us, to the extent applicable, to additional regulatory fees, corporate governance requirements, restrictions on executive compensation, restrictions on declaring or paying dividends, restrictions on stock repurchases, limits on tax deductions for executive compensation and prohibitions against golden parachute payments. These fees, requirements and restrictions, as well as any others that may be imposed in the future, may have a material adverse effect on our business, financial condition, and results of operations.

New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating or doing business in the United States and the states in which we do business. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of certain material United States federal income tax consequences relevant to non-U.S. holders, as defined below, of the purchase, ownership and disposition of our common stock. The following summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations and judicial and administrative authority, all of which are subject to change, possibly with retroactive effect. This section does not consider state, local, estate or foreign tax consequences, nor does it address tax consequences to special classes of investors, including, but not limited to, tax-exempt organizations, insurance companies, banks or other financial institutions, partnerships or other entities classified as partnerships for United States federal income tax purposes, dealers in securities, persons liable for the alternative minimum tax, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services, or persons that will hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction. Tax consequences may vary depending upon the particular status of an investor. The summary is limited to non-U.S. holders who will hold our common stock as “capital assets” (generally, property held for investment). Each potential non-U.S. investor should consult its own tax advisor as to the United States federal, state, local, foreign and any other tax consequences of the purchase, ownership and disposition of our common stock.

You are a non-U.S. holder if you are a beneficial owner of our common stock for United States federal income tax purposes that is (1) a nonresident alien individual; (2) a corporation (or other entity that is taxable as a corporation) not created or organized in the United States or under the laws of the United States or of any State (or the District of Columbia); (3) an estate whose income falls outside of the federal income tax jurisdiction of the United States, regardless of the source of such income; or (4) a trust that is not subject to United States federal income tax on a net income basis on income or gain from our shares.

If an entity or arrangement treated as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are treated as a partner in such an entity holding our common stock, you should consult your tax advisor as to the United States federal income tax consequences applicable to you.

Distributions

Distributions with respect to our common stock will be treated as dividends when paid to the extent of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Except as described below, if you are a non-U.S. holder of our shares, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividends paid to you, unless you have furnished to us or another payor:

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•	A valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-U.S. person and your entitlement to the lower treaty rate with respect to such payments, or

•	In the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with United States Treasury regulations.

If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the Internal Revenue Service.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•	You are a non-U.S. person, and

•	The dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations. If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate, or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Sale or Redemption

If you are a non-U.S. holder, you generally will not be subject to United States federal income or withholding tax on gain realized on the sale, exchange or other disposition of our common stock unless (i) you are an individual, you hold our shares as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, or (ii) the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition to subjecting you to United States taxation on a net income basis.

Information Reporting and Backup Withholding

Payment of dividends, and the tax withheld on those payments, are subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Under the provisions of an applicable income tax treaty or agreement, copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides. U.S. backup withholding will generally apply on payment of dividends to non-U.S. holders unless such non-U.S. holders furnish to the payor a Form W-8BEN (or other applicable form), or otherwise establish an exemption and the payor does not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, that is not an exempt recipient.

Payment of the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries is subject to information reporting and, depending on the circumstances, backup withholding, unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on Form W-8BEN (or other applicable form), or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know the holder is a U.S. person, as defined under the Code, that is not an exempt recipient.

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Any amount withheld under the backup withholding rules from a payment to a non-U.S. holder is allowable as a credit against the non-U.S. holder’s United States federal income tax, which may entitle the non-U.S. holder to a refund, provided that the non-U.S. holder timely provides the required information to the Internal Revenue Service. Moreover, certain penalties may be imposed by the Internal Revenue Service on a non-U.S. holder who is required to furnish information but does not do so in the proper manner. Non-U.S. holders should consult their tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations.

Recent Legislation Relating to Foreign Accounts

Under legislation enacted in 2009, certain payments that are made after December 31, 2012 to certain foreign financial institutions, investment funds and other non-U.S. persons that fail to comply with information reporting requirements in respect of their direct and indirect U.S. stockholders will be subject to withholding at a rate of 30%. These payments would include dividends and the gross proceeds from the sale or other disposition of our shares. However, under current Treasury regulations, withholding would only apply to payments of dividends made on or after July 1, 2014, and to payments of gross proceeds from a sale or other disposition of our shares made on or after January 1, 2017.

Non-U.S. Holders are encouraged to consult with their tax advisors regarding the possible implications of the legislation on their investment in our common stock.

104

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement, dated           , 2014, with respect to the shares of our common stock being offered. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has agreed to purchase from us the respective number of shares of common stock set forth opposite its name below. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares, but it is not responsible for the commitment of any other underwriter to purchase shares. Sandler O’Neill & Partners, L.P. is acting as the representative of the underwriters.

Underwriter	Number of Shares
Sandler O’Neill & Partners, L.P.
Raymond James & Associates, Inc.
Total	625,000

The underwriters are committed to purchase and pay for all such shares of common stock if any are purchased.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 93,750 additional shares of common stock at the initial public offering price, less the underwriting discount set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with this offering. To the extent the option is exercised and the conditions of the underwriting agreement are satisfied, we will be obligated to sell to the underwriters, and the underwriters will be obligated to purchase, these additional shares of common stock in proportion to their respective initial purchase amounts.

Commission and Discounts

The underwriters propose to offer the shares of common stock directly to the public at the initial offering price set forth on the cover page of this prospectus and to certain securities dealers at the initial public offering price, less a concession not in excess of $         per share. The underwriters may allow, and these dealers may re-allow, a concession not in excess of $         per share on sales to other dealers. After the initial public offering of the common stock, the underwriters may change the offering price and other selling terms.

105

The following table shows the per share and total underwriting discount that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

	Per Share	Total Without Over-Allotment	Total With Over-Allotment
Initial public offering price	$	$	$
Underwriting discount
Proceeds to us, before expenses

We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $1,000,000 and are payable by us. We have agreed to reimburse the underwriters for their actual out-of-pocket expenses incurred in connection with the offering, including certain fees and disbursements of underwriters’ counsel, of up to $250,000.

The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described above.

Lock-Up Agreements

We, and each of our executive officers and directors, have agreed, for a period of 180 days after the date of this prospectus, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to sell, make any short sale, or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock or warrants or other rights to purchase shares of our common stock or other similar securities without, in each case, the prior written consent of Sandler O’Neill & Partners, L.P. These restrictions are expressly agreed to preclude us, and our executive officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise.

The 180-day restricted period will be automatically extended if (1) during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results or become aware that material news or a material event relating to us will occur during the 16-day-period beginning on the last day of the 180-day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

106

Indemnification and Contribution

We have agreed to indemnify the underwriters, and persons who control the underwriters, against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•	Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Nasdaq Global Market Listing

We have applied to have our common stock approved for listing on the Nasdaq Global Market under the symbol “SFBS.”

Offering Price Determination

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representative of the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

107

•	the valuation multiples of publicly traded companies that the representative believes to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	our book value; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

Affiliations

From time to time, some of the underwriters and their affiliates have provided, and may continue to provide, investment banking services to us in the ordinary course of their respective businesses, and have received, and may continue to receive, compensation for such services. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 40,000 shares of the common stock offered hereby to be sold to certain individuals and entities identified by us who have expressed an interest in purchasing our common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these individuals and entities purchase the reserved shares. Any reserved shares that are not purchased in the offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. Any shares sold in the directed share program to directors and executive officers will be subject to the 180-day lock-up agreements described above. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sale of these reserved shares.

Because these indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to these individuals or entities, or these individuals or entities may determine to purchase more, less or no shares in this offering.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters of their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by the underwriters or us and should not be relied upon by investors.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Bradley Arant Boult Cummings LLP, Birmingham, Alabama, and for the underwriters by Troutman Sanders LLP, Atlanta, Georgia.

EXPERTS

Our consolidated financial statements at December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013 appearing in this prospectus and registration statement have been audited by KPMG LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We currently file annual, quarterly and current reports and other information with the SEC and will continue to do so after this offering. You may read and copy these documents and the registration statement, including exhibits and schedules, at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1−800−SEC−0330 for further information on the operation of the public reference room. In addition, our filings with the SEC are also available to the public on the SEC’s website at http://www.sec.gov.

108

You may request a copy of certain of the information referred to in this prospectus, at no cost, by contacting us using the following information:

ServisFirst Bancshares, Inc.

850 Shades Creek Parkway, Suite 200

Birmingham, Alabama 35209

Attention: Chief Financial Officer

Telephone: (205) 949-0302

Certain of such information is also available on our website at http://www.servisfirstbank.com. The contents of our website are not incorporated by reference herein or otherwise a part of this prospectus.

We have filed a registration statement on Form S−1 with the SEC relating to this offering. This prospectus is part of the registration statement. As allowed by the SEC’s rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. You should note that where we summarize the material terms of any contract, agreement or other document filed as an exhibit to the registration statement in this prospectus, the summary information provided in the prospectus is less complete than the actual contract, agreement or document. You should refer to the exhibits filed with the registration statement for copies of the actual contract, agreement or document.

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INDEX TO FINANCIAL STATEMENTS

SERVISFIRST BANCSHARES, INC.

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
ServisFirst Bancshares, Inc.:

We have audited the accompanying consolidated balance sheets of ServisFirst Bancshares, Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ServisFirst Bancshares, Inc. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ServisFirst Banchsares, Inc.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 7, 2014 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Birmingham, Alabama

March 7, 2014

F-2

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We, as members of the Management of ServisFirst Bancshares, Inc. (the “Company”), are responsible for establishing and maintaining effective internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the preparation and fair presentation of the Company’s financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

All internal controls systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements in the Company’s financial statements, including the possibility of circumvention or overriding of controls. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of its internal control over financial reporting as of December 31, 2013. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control—Integrated Framework (1992). Based on this assessment, management determined that the Company maintained effective internal control over financial reporting as of December 31, 2013, based on these criteria.

The Company’s independent registered public accounting firm has issued an audit report on the effectiveness of the Company’s internal control over financial reporting. This report appears on the following page.

SERVISFIRST BANCSHARES, INC.

by	/s/THOMAS A. BROUGHTON, III
THOMAS A. BROUGHTON, III
President and Chief Executive Officer

by	/s/WILLIAM M. FOSHEE
WILLIAM M. FOSHEE
Chief Financial Officer

F-3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

ServisFirst Bancshares, Inc.:

We have audited ServisFirst Bancshares, Inc. internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). ServisFirst Bancshares, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, ServisFirst Bancshares, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of ServisFirst Bancshares, Inc. as of December 31, 2013, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for the year then ended, and our report dated March 7, 2014 expressed an unqualified opinion on these consolidated financial statements.

/s/ KPMG LLP

Birmingham, Alabama
March 7, 2014

F-4

SERVISFIRST BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31, 2013	December 31, 2012

ASSETS
Cash and due from banks	$61,370	$58,031
Interest bearing balances due from depository institutions	188,411	119,423
Federal funds sold	8,634	3,291
Cash and cash equivalents	258,415	180,745
Available for sale debt securities, at fair value	266,220	233,877
Held to maturity debt securities (fair value of $31,315 and $27,350 at
December 31, 2013 and 2012, respectively)	32,274	25,967
Restricted equity securities	3,738	3,941
Mortgage loans held for sale	8,134	25,826
Loans	2,858,868	2,363,182
Less allowance for loan losses	(30,663)	(26,258)
Loans, net	2,828,205	2,336,924
Premises and equipment, net	8,351	8,847
Accrued interest and dividends receivable	10,262	9,158
Deferred tax asset, net	11,018	7,386
Other real estate owned	12,861	9,685
Bank owned life insurance contracts	69,008	57,014
Other assets	12,213	6,944
Total assets	$3,520,699	$2,906,314
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Deposits:
Non-interest bearing	$650,456	$545,174
Interest bearing	2,369,186	1,966,398
Total deposits	3,019,642	2,511,572
Federal funds purchased	174,380	117,065
Other borrowings	19,940	19,917
Subordinated debentures	-	15,050
Accrued interest payable	769	942
Other liabilities	8,776	8,511
Total liabilities	3,223,507	2,673,057
Stockholders' equity:
Preferred stock, Series A Senior Non-Cumulative Perpetual, par value $0.001 (liquidation preference $1,000), net of discount; 40,000 shares authorized, 40,000 shares issued and outstanding at December 31, 2013 and at December 31, 2012	39,958	39,958
Preferred stock, par value $0.001 per share; 1,000,000 authorized and 960,000 currently undesignated	-	-
Common stock, par value $0.001 per share; 50,000,000 shares authorized; 7,350,012 shares issued and outstanding at December 31, 2013 and 6,268,812 shares issued and outstanding at December 31, 2012	7	6
Additional paid-in capital	123,325	93,505
Retained earnings	130,011	92,492
Accumulated other comprehensive income	3,891	7,296
Total stockholders' equity	297,192	233,257
Total liabilities and stockholders' equity	$3,520,699	$2,906,314

See Notes to Consolidated Financial Statements.

F-5

SERVISFIRST BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

	Year Ended December 31,
	2013	2012	2011
Interest income:
Interest and fees on loans	$118,285	$100,462	$82,294
Taxable securities	3,888	4,814	5,721
Nontaxable securities	3,407	3,246	2,943
Federal funds sold	128	196	176
Other interest and dividends	373	305	277
Total interest income	126,081	109,023	91,411
Interest expense:
Deposits	11,830	12,249	13,047
Borrowed funds	1,789	2,652	3,033
Total interest expense	13,619	14,901	16,080
Net interest income	112,462	94,122	75,331
Provision for loan losses	13,008	9,100	8,972
Net interest income after provision for loan losses	99,454	85,022	66,359
Non-interest income:
Service charges on deposit accounts	3,228	2,756	2,290
Mortgage banking	2,513	3,560	2,373
Securities gains	131	-	666
Increase in cash surrender value life insurance	1,994	1,624	390
Other operating income	2,144	1,703	1,207
Total non-interest income	10,010	9,643	6,926
Non-interest expenses:
Salaries and employee benefits	26,324	22,587	19,518
Equipment and occupancy expense	5,202	4,014	3,697
Professional services	1,809	1,455	1,213
FDIC and other regulatory assessments	1,799	1,595	1,796
Other real estate owned expense	1,426	2,727	820
Other operating expenses	10,929	10,722	10,414
Total non-interest expenses	47,489	43,100	37,458
Income before income taxes	61,975	51,565	35,827
Provision for income taxes	20,358	17,120	12,389
Net income	41,617	34,445	23,438
Dividends on preferred stock	416	400	200
Net income available to common stockholders	$41,201	$34,045	$23,238

Basic earnings per common share	$6.00	$5.68	$4.03

Diluted earnings per common share	$5.69	$4.99	$3.53

See Notes to Consolidated Financial Statements.

F-6

SERVISFIRST BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In thousands)

	2013	2012	2011
Net income	$41,617	$34,445	$23,438
Other comprehensive (loss) income, net of tax:
Unrealized holding (losses) gains arising during period from securities available for sale, net of tax (benefit) of $(1,781), $191 and $2,944 for 2013, 2012 and 2011, respectively	(3,319)	354	4,519
Reclassification adjustment for net gains (losses) on sale of securities in net income, net of tax of $45 and $252 for 2013 and 2011, respectively	(86)	-	(414)
Other comprehensive (loss) income, net of tax	(3,405)	354	4,105
Comprehensive income	$38,212	$34,799	$27,543

See Notes to Consolidated Financial Statements

F-7

SERVISFIRST BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In thousands, except share amounts)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance, December 31, 2010	$-	$6	$75,914	$38,343	$2,837	$117,100
Sale of 340,000 shares of common stock	-	-	10,159	-	-	10,159
Sale of 40,000 shares of preferred stock, net	39,958	-	-	-	-	39,958
Preferred dividends paid	-	-	-	(200)	-	(200)
Exercise 64,700 stock options, including tax benefit	-	-	757	-	-	757
Stock-based compensation expense	-	-	975	-	-	975
Other comprehensive income	-	-	-	-	4,105	4,105
Net income	-	-	-	23,438	-	23,438
Balance, December 31, 2011	39,958	6	87,805	61,581	6,942	196,292
Dividends paid	-	-	-	(3,134)	-	(3,134)
Preferred dividends paid	-	-	-	(400)	-	(400)
Exercise 332,630 stock options and warrants, including tax benefit	-	-	4,651	-	-	4,651
Stock-based compensation expense	-	-	1,049	-	-	1,049
Other comprehensive income	-	-	-	-	354	354
Net income	-	-	-	34,445	-	34,445
Balance, December 31, 2012	39,958	6	93,505	92,492	7,296	233,257
Sale of 250,000 shares of common stock	-	-	10,337	-	-	10,337
Dividends paid	-	-	-	(3,682)	-	(3,682)
Preferred dividends paid	-	-	-	(416)	-	(416)
Exercise 164,700 stock options and warrants, including tax benefit	-	-	3,279	-	-	3,279
Issuance of 600,000 shares upon mandatory conversion of subordinated mandatorily convertible debentures	-	1	14,999	-	-	15,000
Stock-based compensation expense	-	-	1,205	-	-	1,205
Other comprehensive loss	-	-	-	-	(3,405)	(3,405)
Net income	-	-	-	41,617	-	41,617
Balance, December 31, 2013	$39,958	$7	$123,325	$130,011	$3,891	$297,192

See Notes to Consolidated Financial Statements

F-8

SERVISFIRST BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In thousands)

	2013	2012	2011
OPERATING ACTIVITIES
Net income	$41,617	$34,445	$23,438
Adjustments to reconcile net income to net cash provided by
Deferred tax benefit	(1,805)	(2,181)	(1,240)
Provision for loan losses	13,008	9,100	8,972
Depreciation and amortization	1,841	1,218	1,173
Net amortization of investments	1,122	1,079	958
Market value adjustment of interest rate cap	-	9	106
Increase in accrued interest and dividends receivable	(1,104)	(966)	(1,202)
Stock-based compensation expense	1,205	1,049	975
(Decrease) increase in accrued interest payable	(173)	(3)	47
Proceeds from sale of mortgage loans held for sale	192,576	239,292	169,172

Originations of mortgage loans held for sale	(172,371)	(243,699)	(177,200)
Gain on sale of securities available for sale	(131)	-	(666)
Gain on sale of mortgage loans held for sale	(2,513)	(3,560)	(2,373)
Net loss (gain) on sale of other real estate owned	159	105	(76)
Write down of other real estate owned	433	2,189	326
Decrease in special prepaid FDIC insurance assessments	2,498	1,322	1,492
Increase in cash surrender value of life insurance contracts	(1,994)	(1,624)	(390)
Loss on prepayment of other borrowings	-	-	738
Excess tax benefits from the exercise of warrants	(262)	(381)	(127)
Net change in other assets, liabilities, and other operating activities	92	3,790	200
Net cash provided by operating activities	74,198	41,184	24,323
INVESTMENT ACTIVITIES
Purchase of securities available for sale	(83,455)	(47,867)	(102,190)
Proceeds from maturities, calls and paydowns of securities available for sale	40,959	106,783	28,575
Purchase of securities held to maturity	(10,668)	(11,701)	(15,441)
Proceeds from maturities, calls and paydowns of securities held to maturity	4,361	943	5,466
Increase in loans	(515,644)	(540,019)	(449,449)
Purchase of premises and equipment	(1,346)	(5,474)	(1,314)
Purchase of restricted equity securities	-	(787)	(543)
Purchase of bank-owned life insurance contracts	(10,000)	(15,000)	(40,000)
Proceeds from sale of securities available for sale	4,140	-	63,270
Proceeds from sale of restricted equity securities	203	347	552
Proceeds from sale of other real estate owned and repossessed assets	7,664	2,967	3,334
Investment in tax credit partnerships	(7,907)	-	-
Net cash used in investing activities	(571,693)	(509,808)	(507,740)
FINANCING ACTIVITIES
Net increase in non-interest bearing deposits	105,282	126,364	168,320
Net increase in interest bearing deposits	402,788	241,321	216,851
Net increase in federal funds purchased	57,315	37,800	79,265
Proceeds from other borrowings	-	19,917	-
Redemption of subordinated debentures	-	(15,464)	-
Proceeds from sale of common stock, net	10,337	-	10,032
Proceeds from sale of preferred stock, net	-	-	39,958
Proceeds from exercise of stock options and warrants	3,279	4,651	757
Excess tax benefits from exercise of stock options and warrants	262	381	127
Repayment of other borrowings	-	(5,000)	(20,738)
Dividends on common stock	(3,682)	(3,134)	-
Dividends on preferred stock	(416)	(400)	(200)
Net cash provided by financing activities	575,165	406,436	494,372
Net increase (decrease) in cash and cash equivalents	77,670	(62,188)	10,955
Cash and cash equivalents at beginning of year	180,745	242,933	231,978
Cash and cash equivalents at end of year	$258,415	$180,745	$242,933
SUPPLEMENTAL DISCLOSURE
Cash paid for:
Interest	$13,792	$14,904	$16,033
Income taxes	20,878	13,134	15,837
NONCASH TRANSACTIONS
Conversion of mandatorily convertible subordinated debentures	$(15,000)	$-	$-
Transfers of loans from held for sale to held for investment	-	-	417
Other real estate acquired in settlement of loans	11,355	2,695	9,029
Internally financed sales of other real estate owned	-	24	136

See Notes to Consolidated Financial Statements.

F-9

SERVISFIRST BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

ServisFirst Bancshares, Inc. (the “Company”) was formed on August 16, 2007 and is a bank holding company whose business is conducted by its wholly-owned subsidiary ServisFirst Bank (the “Bank”). The Bank is headquartered in Birmingham, Alabama, and provides a full range of banking services to individual and corporate customers throughout the Birmingham market since opening for business in May 2005. The Bank has since expanded into the Huntsville, Montgomery and Dothan, Alabama markets, and most recently into the Mobile, Alabama and Pensacola, Florida markets. The Bank has a subsidiary, SF Holding 1, Inc., which has a subsidiary, SF Realty 1, Inc., which operates as a real estate investment trust. More details about SF Holding 1, Inc. and SF Realty 1, Inc. are included in Note 10.

Basis of Presentation and Accounting Estimates

To prepare consolidated financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, valuation of foreclosed real estate, deferred taxes, and fair values of financial instruments are particularly subject to change. All numbers are in thousands except share and per share data.

Cash, Due from Banks, Interest Bearing Balances due from Financial Institutions

Cash and due from banks includes cash on hand, cash items in process of collection, amounts due from banks and interest bearing balances due from financial institutions. For purposes of cash flows, cash and cash equivalents include cash and due from banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods. Cash flows from loans, mortgage loans held for sale, federal funds sold, and deposits are reported net.

The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank based on a percentage of deposits. The total of those reserve balances was approximately $24.4 million at December 31, 2013 and $16.0 million at December 31, 2012.

Debt Securities

Securities are classified as available-for-sale when they might be sold before maturity. Unrealized holding gains and losses, net of tax, on securities available for sale are reported as a net amount in a separate component of stockholders’ equity until realized. Gains and losses on the sale of securities available for sale are determined using the specific-identification method. The amortization of premiums and the accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity.

Declines in the fair value of available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are reported at amortized cost. In determining the existence of other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Investments in Restricted Equity Securities Carried at Cost

Investments in restricted equity securities without a readily determinable market value are carried at cost.

F-10

Mortgage Loans Held for Sale

The Company classifies certain residential mortgage loans as held for sale. Typically mortgage loans held for sale are sold to a third party investor within a very short time period. The loans are sold without recourse and servicing is not retained. Net fees earned from this banking service are recorded in non-interest income.

In the course of originating mortgage loans and selling those loans in the secondary market, the Company makes various representations and warranties to the purchaser of the mortgage loans. Each loan is underwritten using government agency guidelines. Any exceptions noted during this process are remedied prior to sale. These representations and warranties also apply to underwriting the real estate appraisal opinion of value for the collateral securing these loans. Under the representations and warranties, failure by the Company to comply with the underwriting and/or appraisal standards could result in the Company being required to repurchase the mortgage loan or to reimburse the investor for losses incurred (make whole requests) if such failure cannot be cured by the Company within the specified period following discovery. The Company continues to experience a insignificant level of investor repurchase demands. There were no expenses incurred as part of these buyback obligations for the years ended December 31, 2013 and 2012.

Loans

Loans are reported at unpaid principal balances, less unearned fees and the allowance for loan losses. Interest on all loans is recognized as income based upon the applicable rate applied to the daily outstanding principal balance of the loans. Interest income on non-accrual loans is recognized on a cash basis or cost recovery basis until the loan is returned to accrual status. A loan may be returned to accrual status if the Company is reasonably assured of repayment of principal and interest and the borrower has demonstrated sustained performance for a period of at least six months. Loan fees, net of direct costs, are reflected as an adjustment to the yield of the related loan over the term of the loan. The Company does not have a concentration of loans to any one industry or geographic market.

The accrual of interest on loans is discontinued when there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected or the principal or interest is more than 90 days past due, unless the loan is both well-collateralized and in the process of collection. Generally, all interest accrued but not collected for loans that are placed on non-accrual status are reversed against current interest income. Interest collections on non-accrual loans are generally applied as principal reductions. The Company determines past due or delinquency status of a loan based on contractual payment terms.

A loan is considered impaired when it is probable the Company will be unable to collect all principal and interest payments due according to the contractual terms of the loan agreement. Individually identified impaired loans are measured based on the present value of expected payments using the loan’s original effective rate as the discount rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent. If the recorded investment in the impaired loan exceeds the measure of fair value, a valuation allowance may be established as part of the allowance for loan losses. Changes to the valuation allowance are recorded as a component of the provision for loan losses.

Impaired loans also include troubled debt restructurings (“TDRs”). In the normal course of business management grants concessions to borrowers, which would not otherwise be considered, where the borrowers are experiencing financial difficulty. The concessions granted most frequently for TDRs involve reductions or delays in required payments of principal and interest for a specified time, the rescheduling of payments in accordance with a bankruptcy plan or the charge-off of a portion of the loan. In some cases, the conditions of the credit also warrant non-accrual status, even after the restructure occurs. As part of the credit approval process, the restructured loans are evaluated for adequate collateral protection in determining the appropriate accrual status at the time of restructure. TDR loans may be returned to accrual status if there has been at least a six month sustained period of repayment performance by the borrower.

F-11

Allowance for Loan Losses

The allowance for loan losses is maintained at a level which, in management’s judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management’s evaluation of the collectability of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions, and other risks inherent in the portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of the estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for losses on loans. Such agencies may require the Company to recognize adjustments to the allowance based on their judgments about information available to them at the time of their examination.

The methodology utilized for the calculation of the allowance for loan losses is divided into four distinct categories. Those categories include allowances for non-impaired loans (ASC 450), impaired loans (ASC 310), external qualitative factors, and internal qualitative factors. A description of each category of the allowance for loan loss methodology is listed below.

Non-Impaired Loans. Non-impaired loans are grouped into homogeneous loan pools by loan type and are the following: commercial and industrial, construction and development, commercial real estate, second lien home equity lines of credit, and all other loans. Each loan pool is stratified by internal risk rating and multiplied by a loss allocation percentage derived from the loan pool historical loss rate. The historical loss rate is based on an age weighted 5 year history of net charge-offs experienced by pool, with the most recent net charge-off experience given a greater weighting. This results in the expected loss rate per year, adjusted by a qualitative adjustment factor and a years-to-impairment factor, for each pool of loans to derive the total amount of allowance for non-impaired loans.

Impaired Loans. Loans are considered impaired when based on current information and events it is probable that the Bank will be unable to collect all amounts due according to the original terms of the loan agreement. The collection of all amounts due according to contractual terms means that both the contractual interest and principal payments of a loan will be collected as scheduled in the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, at the loan’s observable market price or the fair value of the underlying collateral. The fair value of collateral, reduced by costs to sell on a discounted basis, is used if a loan is collateral-dependent. Fair value estimates for specifically impaired collateral-dependent loans are derived from appraised values based on the current market value or as is value of the property, normally from recently received and reviewed appraisals. Appraisals are obtained from certified and licensed appraisers and are based on certain assumptions, which may include construction or development status and the highest and best use of the property. These appraisals are reviewed by our credit administration department, and values are adjusted downward to reflect anticipated disposition costs. Once this estimated net realizable value has been determined, the value used in the impairment assessment is updated for each impaired loan. As subsequent events dictate and estimated net realizable values decline, required reserves may be established or further adjustments recorded.

External Qualitative Factors. The determination of the portion of the allowance for loan losses relating to external qualitative factors is based on consideration of the following factors: gross domestic product growth rate, changes in prime rate, delinquency trends, peer delinquency trends, year over year loan growth and state unemployment rate trends. Data for the three most recent periods is utilized in the calculation for each external qualitative component. The factors have a consistent weighted methodology to calculate the amount of allowance due to external qualitative factors.

Internal Qualitative Factors. The determination of the portion of the allowance for loan losses relating to internal qualitative factors is based on the consideration of criteria which includes the following: number of extensions and deferrals, single pay and interest only loans, current financial information, credit concentrations and risk grade accuracy. A self-assessment for each of the criteria is made with a consistent weighted methodology used to calculate the amount of allowance required for internal qualitative factors.

Foreclosed Real Estate

Foreclosed real estate includes both formally foreclosed property and in-substance foreclosed property. At the time of foreclosure, foreclosed real estate is recorded at fair value less cost to sell, which becomes the property’s new basis. Any write downs based on the asset’s fair value at date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell. Costs incurred in maintaining foreclosed real estate and subsequent adjustments to the carrying amount of the property are included in other operating expenses.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Expenditures for additions and major improvements that significantly extend the useful lives of the assets are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. Assets which are disposed of are removed from the accounts and the resulting gains or losses are recorded in operations. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets (3 to 10 years).

Leasehold improvements are amortized on a straight-line basis over the lesser of the lease terms or the estimated useful lives of the improvements.

Derivatives and Hedging Activities

As part of its overall interest rate risk management, the Company uses derivative instruments, which can include interest rate swaps, caps, and floors. Financial Accounting Standards Board (“FASB”) ASC 815-10, Derivatives and Hedging, requires all derivative instruments to be carried at fair value on the balance sheet. This accounting standard provides special accounting provisions for derivative instruments that qualify for hedge accounting. To be eligible, the Company must specifically identify a derivative as a hedging instrument and identify the risk being hedged. The derivative instrument must be shown to meet specific requirements under this accounting standard.

The Company designates the derivative on the date the derivative contract is entered into as (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (a “fair-value” hedge) or (2) a hedge of a forecasted transaction of the variability of cash flows to be received or paid related to a recognized asset or liability (a “cash-flow” hedge). Changes in the fair value of a derivative that is highly effective as a fair-value hedge, and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on firm commitments), are recorded in current-period earnings. The effective portion of the changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge is recorded in other comprehensive income, until earnings are affected by the variability of cash flows (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings). The remaining gain or loss on the derivative, if any, in excess of the cumulative change in the present value of future cash flows of the hedged item is recognized in earnings.

F-12

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value or cash-flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assessed, both at the hedge’s inception and on an ongoing basis (if the hedges do not qualify for short-cut accounting), whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively, as discussed below. The Company discontinues hedge accounting prospectively when: (1) it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; (3) the derivative is re-designated as a hedge instrument, because it is unlikely that a forecasted transaction will occur; (4) a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, hedge accounting is discontinued prospectively and the derivative will continue to be carried on the balance sheet at its fair value with all changes in fair value being recorded in earnings but with no offsetting being recorded on the hedged item or in other comprehensive income for cash flow hedges.

The Company uses derivatives to hedge interest rate exposures associated with mortgage loans held for sale and mortgage loans in process. The Company regularly enters into derivative financial instruments in the form of forward contracts, as part of its normal asset/liability management strategies. The Company’s obligations under forward contracts consist of “best effort” commitments to deliver mortgage loans originated in the secondary market at a future date. Interest rate lock commitments related to loans that are originated for later sale are classified as derivatives. In the normal course of business, the Company regularly extends these rate lock commitments to customers during the loan origination process. The fair values of the Company’s forward contract and rate lock commitments to customers as of December 31, 2013 and 2012 were not material and have not been recorded.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

The Company follows the provisions of ASC 740-10, Income Taxes. ASC 740-10 establishes a single model to address accounting for uncertain tax positions. ASC 740-10 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740-10 also provides guidance on derecognition measurement classification interest and penalties, accounting in interim periods, disclosure, and transition. ASC 740-10 provides a two-step process in the evaluation of a tax position. The first step is recognition. A Company determines whether it is more likely than not that a tax position will be sustained upon examination, including a resolution of any related appeals or litigation processes, based upon the technical merits of the position. The second step is measurement. A tax position that meets the more likely than not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

Stock-Based Compensation

At December 31, 2013, the Company had two stock-based employee compensation plans for grants of equity compensation to key employees. These plans have been accounted for under the provisions of FASB ASC 718-10, Compensation – Stock Compensation. The stock-based employee compensation plans are more fully described in Note 13.

Earnings per Common Share

Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under stock options and warrants.

F-13

Loan Commitments and Related Financial Instruments

Financial instruments, which include credit card arrangements, commitments to make loans and standby letters of credit, are issued to meet customer financing needs. The face amount for these items represents the exposure to loss before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded. Instruments such as stand-by letters of credit are considered financial guarantees in accordance with FASB ASC 460-10. The fair value of these financial guarantees is not material.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 22. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income. Accumulated comprehensive income, which is recognized as a separate component of equity, includes unrealized gains and losses on securities available for sale.

Advertising

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2013, 2012 and 2011 was $532,000, $454,000 and $406,000, respectively. Advertising typically consists of local print media aimed at businesses that the Company targets as well as sponsorships of local events that the Company’s clients and prospects are involved with.

Recently Adopted Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities, which amended disclosures by requiring improved information about financial instruments and derivative instruments that are either offset on the balance sheet or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset on the balance sheet. Reporting entities are required to provide both net and gross information for these assets and liabilities in order to enhance comparability between those entities that prepare their financial statements on the basis of international financial reporting standards (“IFRS”). Companies were required to apply this amendment for fiscal years beginning on or after January 1, 2013, and interim periods within those years. The Company has adopted this update, but such adoption had no impact on its financial position or results of operations.

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which requires a reporting entity to provide information about the amounts reclassified out of accumulated comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional details about those amounts. Companies were required to apply this amendment prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2012. The Company has adopted this update, but such adoption had no impact on its financial position or results of operations.

In July 2013, the FASB issued ASU No. 2013-10, Derivatives and Hedging (Topic 815): Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes, which permits the Fed Funds Effective Swap Rate to be used as a U.S. benchmark interest rate for hedge accounting purposes, in addition to the U.S. Treasury and London Interbank Offered Rate. The ASU also amends previous rules by removing the restriction on using different benchmark rates for similar hedges. This amendment applies to all entities that elect to apply hedge accounting of the benchmark interest rate. The amendments in this ASU were effective for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. The Company has adopted this update, but such adoption had no impact on its financial position or results of operations.

F-14

Recent Accounting Pronouncements

In February 2013, the FASB issued ASU No. 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date, which provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The amendments in this ASU are effective for fiscal years, and interim reporting periods within those years, beginning after December 15, 2013. The Company will evaluate these amendments but does not believe they will have an impact on its financial position or results of operations.

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which provides that an unrecognized tax benefit, or a portion thereof, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except to the extent that a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date to settle any additional income taxes that would result from disallowance of a tax position, or the tax law does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, then the unrecognized tax benefit should be presented as a liability. These amendments in this ASU are effective for fiscal years, and interim reporting periods within those years, beginning after December 15, 2013. Early adoption and retrospective application is permitted. The Company will evaluate these amendments but does not believe they will have an impact on its financial position or results of operations.

In January 2014, the FASB issued ASU No. 2014-1, Investments-Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects, which provides guidance on accounting for investments by a reporting entity in flow-through limited liability entities that manage or invest in affordable housing projects that qualify for the low-income housing tax credit. It permits reporting entities to make an accounting policy election to account for their investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met. Under the proportional amortization method, an entity amortizes the initial investment in proportion to the tax credits and other tax benefits received, and recognizes the net investment performance in the income statement as a component of income tax expense (benefit). The amendments are effective for public entities for annual periods and interim reporting periods within those annual periods, beginning after December 15, 2014, and are effective for all entities other than public entities for annual periods beginning after December 15, 2014, and interim reporting periods within annual periods beginning after December 15, 2015. Early adoption is permitted and retrospective application is required for all periods presented. The Company does not currently invest in such affordable housing projects, but will elect an accounting policy to apply the amendments if, and when, it does invest in such affordable housing projects.

In January 2014, the FASB issued ASU No. 2014-4, Receivables – Troubled Debt Restructurings by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure (a consensus of the FASB Emerging Issues Task Force). The guidance clarifies when an “in substance repossession or foreclosure” occurs, that is, when a creditor should be considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, such that all or a portion of the loan should be derecognized and the real estate property recognized.  ASU 2014-04 states that a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure, or the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement.  The amendments of ASU 2014-04 also require interim and annual disclosure of both the amount of foreclosed residential real estate property held by the creditor and the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure.  The amendments of ASU 2014-04 are effective for interim and annual periods beginning after December 15, 2014, and may be applied using either a modified retrospective transition method or a prospective transition method as described in ASU 2014-04. The Company will evaluate this amendment but does not believe it will have an impact on its financial position or results of operations.

F-15

NOTE 2.	DEBT SECURITIES

The amortized cost and fair value of available-for-sale and held-to-maturity securities at December 31, 2013 and 2012 are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Market
	Cost	Gain	Loss	Value
	(In Thousands)
December 31, 2013
Securities Available for Sale
U.S. Treasury and government sponsored agencies	$31,641	$674	$(41)	$32,274
Mortgage-backed securities	85,764	2,574	(98)	88,240
State and municipal securities	127,083	3,430	(682)	129,831
Corporate debt	15,738	163	(26)	15,875
Total	260,226	6,841	(847)	266,220
Securities Held to Maturity
Mortgage-backed securities	26,730	266	(1,422)	25,574
State and municipal securities	5,544	197	-	5,741
Total	$32,274	$463	$(1,422)	$31,315

December 31, 2012
Securities Available for Sale
U.S. Treasury and government sponsored agencies	$27,360	$1,026	$-	$28,386
Mortgage-backed securities	69,298	4,168	-	73,466
State and municipal securities	112,319	5,941	(83)	118,177
Corporate debt	13,677	210	(39)	13,848
Total	222,654	11,345	(122)	233,877
Securities Held to Maturity
Mortgage-backed securities	20,429	768	(40)	21,157
State and municipal securities	5,538	655	-	6,193
Total	$25,967	$1,423	$(40)	$27,350

All mortgage-backed securities are with government sponsored enterprises (GSEs) such as Federal National Mortgage Association, Government National Mortgage Association, Federal Home Loan Bank, and Federal Home Loan Mortgage Corporation.

At year-end 2013 and 2012, there were no holdings of securities of any issuer, other than the U.S. government and its agencies, in an amount greater than 10% of stockholders’ equity.

The amortized cost and fair value of securities as of December 31, 2013 and 2012 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because the issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

F-16

	December 31, 2013		December 31, 2012
	Amortized Cost	Market Value	Amortized Cost	Market Value
	(In Thousands)
Securities available for sale
Due within one year	$5,659	$5,717	$11,971	$12,052
Due from one to five years	102,535	104,887	79,192	81,940
Due from five to ten years	65,174	66,229	59,825	63,801
Due after ten years	1,094	1,147	2,368	2,618
Mortgage-backed securities	85,764	88,240	69,298	73,466
	$260,226	$266,220	$222,654	$233,877

Securities held to maturity
Due after ten years	$5,544	$5,741	$5,538	$6,193
Mortgage-backed securities	26,730	25,574	20,429	21,157
	$32,274	$31,315	$25,967	$27,350

The following table shows the gross unrealized losses and fair value of securities, aggregated by category and length of time that securities have been in a continuous unrealized loss position at December 31, 2013 and 2012. In estimating other-than-temporary impairment losses, management considers, among other things, the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer and the intent and ability of the Company to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. The unrealized losses shown in the following table are primarily due to increases in market rates over the yields available at the time of purchase of the underlying securities and not credit quality. Because the Company does not intend to sell these securities and it is more likely than not that the Company will not be required to sell the securities before recovery of their amortized cost basis, which may be maturity, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2013. There were no other-than-temporary impairments for the years ended December 31, 2013, 2012 and 2011.

	Less Than Twelve Months		Twelve Months or More		Total
	Gross		Gross		Gross
	Unrealized		Unrealized		Unrealized
	Losses	Fair Value	Losses	Fair Value	Losses	Fair Value
	(In Thousands)
December 31, 2013
U.S. Treasury and government sponsored agencies	$(41)	$5,854	$-	$-	$(41)	$5,854
Mortgage-backed securities	(852)	21,365	(668)	6,691	(1,520)	28,056
State and municipal securities	(607)	30,666	(75)	3,443	(682)	34,109
Corporate debt	(26)	5,958	-	-	(26)	5,958
Total	$(1,526)	$63,843	$(743)	$10,134	$(2,269)	$73,977

December 31, 2012
U.S. Treasury and government sponsored agencies
Mortgage-backed securities	(40)	4,439	-	-	(40)	4,439
State and municipal securities	(83)	8,801	-	166	(83)	8,967
Corporate debt	(39)	4,882	-	-	(39)	4,882
Total	$(162)	$18,122	$-	$166	$(162)	$18,288

At December 31, 2013, 17 of the Company’s 664 debt securities were in an unrealized loss position for more than 12 months.

During 2013, 28 government agency sponsored mortgage-backed securities with an amortized cost of $50.0 million and 12 U.S. Treasury securities with an amortized cost of $16.6 million were bought. Two corporate bonds were sold for $4.1 million and a realized gain on sale of $131,000. Two corporate bonds with an amortized cost of $6.0 million were also bought during 2013. During 2012, 10 government agency sponsored mortgage-backed securities with an amortized cost of $23.6 million and one government agency bond with an amortized cost of $1.5 million were bought. 15 government agency securities with a total amortized cost of $61.0 million were called during 2012 and three U.S. Treasury securities with an amortized cost of $10.0 million matured. During 2011, 16 government agency bonds with an amortized cost of $63.2 million and 20 government agency sponsored mortgage-backed securities with an amortized cost of $29.9 million were bought. Nine U.S. Treasury notes, six government agency bonds and five government agency sponsored mortgage-backed securities were sold with an amortized cost of $56.1 million and a net gain on sale in the amount of $992,000.

F-17

The carrying value of investment securities pledged to secure public funds on deposits and for other purposes as required by law as of December 31, 2013 and 2012 was $210.0 million and $197.9 million, respectively.

Restricted equity securities include (1) a restricted investment in Federal Home Loan Bank of Atlanta stock for membership requirement and to secure available lines of credit, and (2) an investment in First National Bankers Bank stock. The amount of investment in the Federal Home Loan Bank of Atlanta stock was $3.7 million and $3.3 million at December 31, 2013 and 2012, respectively. The amount of investment in the First National Bankers Bank stock was $250,000 at December 31, 2013 and 2012.

NOTE 3.	LOANS

The composition of loans at December 31, 2013 and 2012 is summarized as follows:

	December 31,
	2013	2012
	(In Thousands)
Commercial, financial and agricultural	$1,278,649	$1,030,990
Real estate - construction	151,868	158,361
Real estate - mortgage:
Owner-occupied commercial	710,372	568,041
1-4 family mortgage	278,621	235,909
Other mortgage	391,396	323,599
Total real estate - mortgage	1,380,389	1,127,549
Consumer	47,962	46,282
Total Loans	2,858,868	2,363,182
Less: Allowance for loan losses	(30,663)	(26,258)
Net Loans	$2,828,205	$2,336,924

Changes in the allowance for loan losses during the years ended December 31, 2013, 2012 and 2011, respectively are as follows:

	Years Ended December 31,
	2013	2012	2011
	(In Thousands)
Balance, beginning of year	$26,258	$22,030	$18,077
Loans charged off	(9,012)	(5,755)	(5,653)
Recoveries	409	883	634
Provision for loan losses	13,008	9,100	8,972
Balance, end of year	$30,663	$26,258	$22,030

F-18

The Company assesses the adequacy of its allowance for loan losses at the end of each calendar quarter. The level of the allowance is based on management’s evaluation of the loan portfolios, past loan loss experience, current asset quality trends, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay (including the timing of future payment), the estimated value of any underlying collateral, composition of the loan portfolio, economic conditions, industry and peer bank loan quality indications and other pertinent factors, including regulatory recommendations. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. Loan losses are charged off when management believes that the full collectability of the loan is unlikely. A loan may be partially charged-off after a “confirming event” has occurred which serves to validate that full repayment pursuant to the terms of the loan is unlikely. Allocation of the allowance is made for specific loans, but the entire allowance is available for any loan that in management’s judgment deteriorates and is uncollectible. The portion of the reserve classified as qualitative factors, is management’s evaluation of potential future losses that would arise in the loan portfolio should management’s assumption about qualitative and environmental conditions materialize. This qualitative factor portion of the allowance for loan losses is based on management’s judgment regarding various external and internal factors including macroeconomic trends, management’s assessment of the Company’s loan growth prospects, and evaluations of internal risk controls.

The following table presents an analysis of the allowance for loan losses by portfolio segment as of December 31, 2013 and 2012. The total allowance for loan losses is disaggregated into those amounts associated with loans individually evaluated and those associated with loans collectively evaluated.

Changes in the allowance for loan losses, segregated by loan type, during the years ended December 31, 2013 and 2012, respectively, are as follows:

F-19

	Commercial,
	financial and	Real estate -	Real estate -		Qualitative
	agricultural	construction	mortgage	Consumer	Factors	Total
	(In Thousands)
	Year Ended December 31, 2013
Allowance for loan losses:
Balance at December 31, 2012	$8,233	$6,511	$4,912	$199	$6,403	$26,258
Chargeoffs	(1,932)	(4,829)	(2,041)	(210)	-	(9,012)
Recoveries	66	296	36	11	-	409
Provision	4,803	3,831	4,588	855	(1,069)	13,008
Balance at December 31, 2013	$11,170	$5,809	$7,495	$855	$5,334	$30,663

	December 31, 2013
Individually Evaluated for Impairment	$1,992	$1,597	$1,982	$699	$-	$6,270
Collectively Evaluated for Impairment	9,178	4,212	5,513	156	5,334	24,393

Loans:

Ending Balance	$1,278,649	$151,868	$1,380,389	$47,962	$-	$2,858,868
Individually Evaluated for Impairment	3,827	9,238	18,202	699	-	31,966
Collectively Evaluated for Impairment	1,274,822	142,630	1,362,187	47,263	-	2,826,902

	Year Ended December 31, 2012
Allowance for loan losses:
Balance at December 31, 2011	$6,627	$6,542	$3,295	$531	$5,035	$22,030
Chargeoffs	(1,106)	(3,088)	(660)	(901)	-	(5,755)
Recoveries	125	58	692	8	-	883
Provision	2,587	2,999	1,585	561	1,368	9,100
Balance at December 31, 2012	$8,233	$6,511	$4,912	$199	$6,403	$26,258

	December 31, 2012
Individually Evaluated for Impairment	$577	$1,013	$1,921	$-	$-	$3,511
Collectively Evaluated for Impairment	7,656	5,498	2,991	199	6,403	22,747

Loans:

Ending Balance	$1,030,990	$158,361	$1,127,549	$46,282	$-	$2,363,182
Individually Evaluated for Impairment	3,910	14,422	18,927	135	-	37,394
Collectively Evaluated for Impairment	1,027,080	143,939	1,108,622	46,147	-	2,325,788

The credit quality of the loan portfolio is summarized no less frequently than quarterly using categories similar to the standard asset classification system used by the federal banking agencies. The following table presents credit quality indicators for the loan loss portfolio segments and classes. These categories are utilized to develop the associated allowance for loan losses using historical losses adjusted for current economic conditions defined as follows:

F-20

•	Pass – loans which are well protected by the current net worth and paying capacity of the obligor (or obligors, if any) or by the fair value, less cost to acquire and sell, of any underlying collateral.
•	Special Mention – loans with potential weakness that may, if not reversed or corrected, weaken the credit or inadequately protect the Company’s position at some future date. These loans are not adversely classified and do not expose an institution to sufficient risk to warrant an adverse classification.
•	Substandard – loans that exhibit well-defined weakness or weaknesses that presently jeopardize debt repayment. These loans are characterized by the distinct possibility that the institution will sustain some loss if the weaknesses are not corrected.
•	Doubtful – loans that have all the weaknesses inherent in loans classified substandard, plus the added characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions, and values highly questionable and improbable.

Loans by credit quality indicator as of December 31, 2013 and 2012 were as follows:

		Special
December 31, 2013	Pass	Mention	Substandard	Doubtful	Total
	(In Thousands)
Commercial, financial and agricultural	$1,238,109	$34,883	$5,657	$-	$1,278,649
Real estate - construction	139,239	3,392	9,237	-	151,868
Real estate - mortgage:
Owner-occupied commercial	696,687	11,545	2,140	-	710,372
1-4 family mortgage	265,019	1,253	12,349	-	278,621
Other mortgage	379,419	8,179	3,798	-	391,396
Total real estate mortgage	1,341,125	20,977	18,287	-	1,380,389
Consumer	47,243	3	716	-	47,962
Total	$2,765,716	$59,255	$33,897	$-	$2,858,868

		Special
December 31, 2012	Pass	Mention	Substandard	Doubtful	Total
	(In Thousands)
Commercial, financial and agricultural	$1,004,043	$19,172	$7,775	$-	$1,030,990
Real estate - construction	121,168	22,771	14,422	-	158,361
Real estate - mortgage:
Owner-occupied commercial	555,536	4,142	8,363	-	568,041
1-4 family mortgage	223,152	6,379	6,378	-	235,909
Other mortgage	312,473	6,674	4,452	-	323,599
Total real estate mortgage	1,091,161	17,195	19,193	-	1,127,549
Consumer	46,076	71	135	-	46,282
Total	$2,262,448	$59,209	$41,525	$-	$2,363,182

F-21

Loans by performance status as of December 31, 2013 and 2012 are as follows:

December 31, 2013	Performing	Non-performing	Total
	(In Thousands)
Commercial, financial and agricultural	$1,276,935	$1,714	$1,278,649
Real estate - construction	148,118	3,750	151,868
Real estate - mortgage:
Owner-occupied commercial	708,937	1,435	710,372
1-4 family mortgage	276,725	1,896	278,621
Other mortgage	391,153	243	391,396
Total real estate mortgage	1,376,815	3,574	1,380,389
Consumer	47,264	698	47,962
Total	$2,849,132	$9,736	$2,858,868

December 31, 2012	Performing	Non-performing	Total
	(In Thousands)
Commercial, financial and agricultural	$1,030,714	$276	$1,030,990
Real estate - construction	151,901	6,460	158,361
Real estate - mortgage:
Owner-occupied commercial	565,255	2,786	568,041
1-4 family mortgage	235,456	453	235,909
Other mortgage	323,359	240	323,599
Total real estate mortgage	1,124,070	3,479	1,127,549
Consumer	46,139	143	46,282
Total	$2,352,824	$10,358	$2,363,182

F-22

Loans by past due status as of December 31, 2013 and 2012 are as follows:

December 31, 2013	Past Due Status (Accruing Loans)
				Total Past
	30-59 Days	60-89 Days	90+ Days	Due	Non-Accrual	Current	Total Loans
	(In Thousands)

Commercial, financial and agricultural	$73	$-	$-	$73	$1,714	$1,276,862	$1,278,649
Real estate - construction	-	-	-	-	3,750	148,118	151,868
Real estate - mortgage:
Owner-occupied commercial	-	-	-	-	1,435	708,937	710,372
1-4 family mortgage	177	-	19	196	1,877	276,548	278,621
Other mortgage	-	-	-	-	243	391,153	391,396
Total real estate -mortgage	177	-	19	196	3,555	1,376,638	1,380,389
Consumer	89	97	96	282	602	47,078	47,962
Total	$339	$97	$115	$551	$9,621	$2,848,696	$2,858,868

December 31, 2012	Past Due Status (Accruing Loans)
				Total Past
	30-59 Days	60-89 Days	90+ Days	Due	Non-Accrual	Current	Total Loans
	(In Thousands)
Commercial, financial and agricultural	$1,699	$385	$-	$2,084	$276	$1,028,630	$1,030,990
Real estate - construction	-	-	-	-	6,460	151,901	158,361
Real estate - mortgage:
Owner-occupied commercial	1,480	10	-	1,490	2,786	563,765	568,041
1-4 family mortgage	420	16	-	436	453	235,020	235,909
Other mortgage	516	-	-	516	240	322,843	323,599
Total real estate -mortgage	2,416	26	-	2,442	3,479	1,121,628	1,127,549
Consumer	108	-	8	116	135	46,031	46,282
Total	$4,223	$411	$8	$4,642	$10,350	$2,348,190	$2,363,182

Fair value estimates for specifically impaired loans are derived from appraised values based on the current market value or as is value of the property, normally from recently received and reviewed appraisals.  Appraisals are obtained from state-certified appraisers and are based on certain assumptions, which may include construction or development status and the highest and best use of the property.  These appraisals are reviewed by our credit administration department to ensure they are acceptable, and values are adjusted down for costs associated with asset disposal.  Once this estimated net realizable value has been determined, the value used in the impairment assessment is updated. As subsequent events dictate and estimated net realizable values decline, required reserves may be established or further adjustments recorded.

F-23

The following table presents details of the Company’s impaired loans as of December 31, 2013 and 2012, respectively. Loans which have been fully charged off do not appear in the tables.

	December 31, 2013

		Unpaid		Average	Interest Income
	Recorded	Principal	Related	Recorded	Recognized
	Investment	Balance	Allowance	Investment	in Period
	(In Thousands)
With no allowance recorded:
Commercial, financial and agricultural	$1,210	$1,210	$-	$1,196	$63
Real estate - construction	1,967	2,405	-	1,363	32
Real estate - mortgage:
Owner-occupied commercial	577	577	-	603	32
1-4 family mortgage	1,198	1,198	-	1,200	55
Other mortgage	2,311	2,311	-	1,901	123
Total real estate - mortgage	4,086	4,086	-	3,704	210
Consumer	-	-	-	-	-
Total with no allowance recorded	7,263	7,701	-	6,263	305

With an allowance recorded:
Commercial, financial and agricultural	2,618	2,958	1,992	2,844	98
Real estate - construction	7,270	7,750	1,597	6,564	200
Real estate - mortgage:
Owner-occupied commercial	1,509	1,509	620	1,573	38
1-4 family mortgage	11,120	11,120	1,210	10,743	342
Other mortgage	1,487	1,586	152	1,873	96
Total real estate - mortgage	14,116	14,215	1,982	14,189	476
Consumer	699	699	699	790	28
Total with allowance recorded	24,703	25,622	6,270	24,387	802

Total Impaired Loans:
Commercial, financial and agricultural	3,828	4,168	1,992	4,040	161
Real estate - construction	9,237	10,155	1,597	7,927	232
Real estate - mortgage:
Owner-occupied commercial	2,086	2,086	620	2,176	70
1-4 family mortgage	12,318	12,318	1,210	11,943	397
Other mortgage	3,798	3,897	152	3,774	219
Total real estate - mortgage	18,202	18,301	1,982	17,893	686
Consumer	699	699	699	790	28
Total impaired loans	$31,966	$33,323	$6,270	$30,650	$1,107
F-24

	December 31, 2012

		Unpaid		Average	Interest Income
	Recorded	Principal	Related	Recorded	Recognized in
	Investment	Balance	Allowance	Investment	Period

	(In Thousands)
With no allowance recorded:
Commercial, financial and agricultural	$2,602	$2,856	$-	$2,313	$105
Real estate - construction	6,872	7,894	-	7,631	188
Real estate - mortgage:
Owner-occupied commercial	5,111	5,361	-	5,411	145
1-4 family mortgage	2,166	2,388	-	2,177	108
Other mortgage	4,151	4,249	-	4,206	275
Total real estate - mortgage	11,428	11,998	-	11,794	528
Consumer	135	344	-	296	6
Total with no allowance recorded	21,037	23,092	-	22,034	827

With an allowance recorded:
Commercial, financial and agricultural	1,308	1,308	577	1,325	90
Real estate - construction	7,550	8,137	1,013	6,961	154
Real estate - mortgage:
Owner-occupied commercial	3,195	3,195	779	3,277	77
1-4 family mortgage	4,002	4,002	1,007	4,001	139
Other mortgage	302	302	135	307	20
Total real estate - mortgage	7,499	7,499	1,921	7,585	236
Total with allowance recorded	16,357	16,944	3,511	15,871	480

Total Impaired Loans:
Commercial, financial and agricultural	3,910	4,164	577	3,638	195
Real estate - construction	14,422	16,031	1,013	14,592	342
Real estate - mortgage:
Owner-occupied commercial	8,306	8,556	779	8,688	222
1-4 family mortgage	6,168	6,390	1,007	6,178	247
Other mortgage	4,453	4,551	135	4,513	295
Total real estate - mortgage	18,927	19,497	1,921	19,379	764
Consumer	135	344	-	296	6
Total impaired loans	$37,394	$40,036	$3,511	$37,905	$1,307

Troubled Debt Restructurings (“TDR”) at December 31, 2013 and 2012 totaled $14.2 million and $12.3 million, respectively. The increase primarily consists of one relationship that was added in the fourth quarter totaling $8.0 million offset by pay-offs of $4.9 million and charge-offs of 0.9 million during 2013. The Company’s TDRs have resulted primarily from allowing the borrower to pay interest-only for an extended period of time, or through interest rate reductions rather than from debt forgiveness. At December 31, 2013, the Company had a related allowance for loan losses of $2,411,000 allocated to these TDRs, compared to $1,442,000 at December 31, 2012. The Company had eleven TDR loans to one borrower in the amount of $4.8 million enter into payment default status during the fourth quarter of 2013. All other loans classified as TDRs as of December 31, 2013 are performing as agreed under the terms of their restructured plans. The following table presents an analysis of TDRs as of December 31, 2013 and 2012.

F-25

	December 31, 2013			December 31, 2012
		Pre-	Post-		Pre-	Post-
		Modification	Modification		Modification	Modification
		Outstanding	Outstanding		Outstanding	Outstanding
	Number of	Recorded	Recorded	Number of	Recorded	Recorded
	Contracts	Investment	Investment	Contracts	Investment	Investment
	(In Thousands)
Troubled Debt Restructurings
Commercial, financial and agricultural	5	$2,029	$2,029	2	$1,168	$1,168
Real estate - construction	7	1,781	1,781	15	3,213	3,213
Real estate - mortgage:
Owner-occupied commercial	-	-	-	6	5,907	5,907
1-4 family mortgage	4	10,073	10,073	5	1,709	1,709
Other mortgage	1	285	285	1	302	302
Total real estate - mortgage	5	10,358	10,358	12	7,918	7,918
Consumer	-	-	-	-	-	-
	17	$14,168	$14,168	29	$12,299	$12,299

	Number of	Recorded	Number of	Recorded
	Contracts	Investment	Contracts	Investment

Troubled Debt Restructurings That Subsequently Defaulted
Commercial, financial and agricultural	3	$1,067	-	$-
Real estate - construction	6	1,564	-	-
Real estate - mortgage:
Owner-occupied commercial	-	-	3	2,786
1-4 family mortgage	2	1,848	-	-
Other mortgage	-	-	-	-
Total real estate - mortgage	2	1,848	3	2,786
Consumer	-	-	-	-
	11	$4,479	3	$2,786

In the ordinary course of business, the Company has granted loans to certain related parties, including directors, and their affiliates. The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan. Changes in related party loans for the years ended December 31, 2013 and 2012 are as follows:

	Years Ended December 31,
	2013	2012
	(In Thousands)
Balance, beginning of year	$12,400	$9,047
Advances	4,975	7,630
Repayments	(4,258)	(8,096)
Participations	-	3,819
Balance, end of year	$13,117	$12,400

F-26

NOTE 4.	FORECLOSED PROPERTIES

Other real estate and certain other assets acquired in foreclosure are carried at the lower of the recorded investment in the loan or fair value less estimated costs to sell the property.

An analysis of foreclosed properties (in thousands) for the years ended December 31, 2013, 2012 and 2011 follows:

	2013	2012	2011
Balance at beginning of year	$9,685	$12,275	$6,966
Transfers from loans and capitalized expenses	11,244	2,695	9,029
Foreclosed properties sold	(7,664)	(2,967)	(3,334)
Writedowns and partial liquidations	(593)	(2,318)	(386)
Balance at end of year	$12,672	$9,685	$12,275

NOTE 5.	PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,
	2013	2012
	(In Thousands)
Land and building	$1,724	$1,724
Furniture and equipment	9,579	8,642
Leasehold improvements	5,131	4,742
	16,434	15,108
Accumulated depreciation	(8,083)	(6,261)
	$8,351	$8,847

The provisions for depreciation charged to occupancy and equipment expense for the years ended December 31, 2013, 2012 and 2011 were $1,841,000, $1,218,000 and $1,173,000, respectively.

The Company leases land and building space under non-cancellable operating leases. Future minimum lease payments under non-cancellable operating leases at December 31, 2013 are summarized as follows:

(In Thousands)
2014	$2,453
2015	2,462
2016	2,429
2017	2,164
2018	1,934
Thereafter	4,622
$16,064

For the years ended December 31, 2013, 2012 and 2011, annual rental expense on operating leases was $2,488,000, $2,195,000 and $2,060,000, respectively.

NOTE 6.	VARIABLE INTEREST ENTITIES (VIEs)

The Company utilizes special purpose entities (SPEs) that constitute investments in limited partnerships that undertake certain development projects to achieve federal and state tax credits. These SPEs are typically structured as VIEs and are thus subject to consolidation by the reporting enterprise that absorbs the majority of the economic risks and rewards of the VIE. To determine whether it must consolidate a VIE, the Company analyzes the design of the VIE to identify the sources of variability within the VIE, including an assessment of the nature of risks created by the assets and other contractual obligations of the VIE, and determines whether it will absorb a majority of that variability.

F-27

The Company has invested in a limited partnership for which it determined it is not the primary beneficiary, and which thus is not subject to consolidation by the Company. The Company reports its investment in this partnership at its net realizable value, estimated to be the discounted value of the remaining amount of tax credits to be received. The amount recorded as investment in this partnership at December 31, 2013 and 2012 was $313,000, and is included in other assets.

The Company has invested in limited partnerships as funding investor. The partnerships are single purpose entities that lend money to real estate investors for the purpose of acquiring and operating commercial property. The investments qualify for New Market Tax Credits under Internal Revenue Code Section 45D, as amended. The Company has determined that it is the primary beneficiary of the economic risks and rewards of the VIEs, and thus has consolidated these partnership assets and liabilities into its consolidated financial statements. The amount of recorded investment in these partnerships as of December 31, 2013 and 2012 was $26,005,000 and $3,192,000, respectively, of which $17,386,000 and $2,270,000 in 2013 and 2012, respectively, is included in loans of the Company. The remaining amounts are included in other assets.

NOTE 7.	DEPOSITS

Deposits at December 31, 2013 and 2012 were as follows:

	December 31,
	2013	2012
	(In Thousands)
Non-interest bearing demand	$650,456	$545,174
Interest bearing checking	1,930,676	1,551,158
Savings	23,890	19,560
Time	70,316	69,179
Time, $100,000 and over	344,304	326,501
	$3,019,642	$2,511,572

The scheduled maturities of time deposits at December 31, 2013 were as follows:

(In Thousands)
2014	$260,487
2015	52,887
2016	53,911
2017	16,828
2018	30,507
$414,620

At December 31, 2013 and 2012, overdraft deposits reclassified to loans were $1,602,000 and $3,860,000, respectively.

NOTE 8.	FEDERAL FUNDS PURCHASED

At December 31, 2013, the Company had $174.4 million in federal funds purchased from its respondent banks that are clients of its correspondent banking unit, compared to $117.1 million at December 31, 2012. The Company was paying an interest rate of 0.25% on these balances at December 31, 2013.

At December 31, 2013, the Company had available lines of credit totaling approximately $130 million with various financial institutions for borrowing on a short-term basis, with no amount outstanding. Available lines with these same banks totaled approximately $130 million at December 31, 2012. These lines are subject to annual renewals with varying interest rates.

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NOTE 9.	OTHER BORROWINGS

Other borrowings of $19.9 million are comprised of the Company’s 5.5% Subordinated Notes due November 9, 2022, which were issued in a private placement in November 2012. The notes pay interest semi-annually.

On June 1, 2012, the Company paid off its 8.25% Subordinated Note due June 1, 2016 in the aggregate principal amount of $5 million. This note was payable to one accredited investor and was issued on June 23, 2009.

On November 8, 2012, the Company redeemed all of its outstanding 8.5% Junior Subordinated Deferrable Interest Debentures due 2038, which were held by ServisFirst Capital Trust I. As a result, all of the outstanding 8.5% Trust Preferred Securities and 8.5% Common Securities of the Trust were redeemed. The redemption price for the Trust Preferred Securities was $1,000 per security, for a total principal amount of $15 million, plus accrued distributions up to the redemption date. The Junior Subordinated Debentures were originally issued on September 2, 2008, and in accordance with their terms, were subject to option redemption by the Company on or after September 1, 2011. Pursuant to the terms of its Amended and Restated Trust Agreement, ServisFirst Capital Trust I is required to use the proceeds it receives from the redemption of the Junior Subordinated Debentures to redeem its Trust Preferred Securities and 8.5% Common Securities on the same day.

The Company prepaid both of its advances from Federal Home Loan Bank (“FHLB”) during 2011, one in March and the other in June. Prepayment penalties in the amount of $738,000 were paid to the FHLB, which were included in other operating expenses.

NOTE 10.	SF HOLDING 1, INC. AND SF REALTY 1, INC.

In January 2012, the Company formed SF Holding 1, Inc., an Alabama corporation, and its subsidiary, SF Realty 1, Inc., an Alabama corporation. SF Realty 1 elected to be treated as a real estate investment trust (“REIT”) for U.S. income tax purposes. SF Realty 1 holds and manages participations in residential mortgages and commercial real estate loans originated by ServisFirst Bank. SF Holding 1, Inc. and SF Realty 1, Inc. are both consolidated into the Company.

NOTE 11.	PARTICIPATION IN THE SMALL BUSINESS LENDING FUND OF THE U.S. TREASURY DEPARTMENT

On June 21, 2011, the Company entered into a Securities Purchase Agreement with the Secretary of the Treasury, pursuant to which the Company issued and sold to the Treasury 40,000 shares of its Senior Non-Cumulative Perpetual Preferred Stock, Series A, having a liquidation preference of $1,000 per share (the “Series A Preferred Stock”), for aggregate proceeds of $40,000,000. The issuance was pursuant to the Treasury’s Small Business Lending Fund program, a $30 billion fund established under the Small Business Jobs Act of 2010, which encourages lending to small businesses by providing capital to qualified community banks with assets of less than $10 billion. The Series A Preferred Stock is entitled to receive non-cumulative dividends payable quarterly on each January 1, April 1, July 1 and October 1, commencing October 1, 2011. The dividend rate, which is calculated on the aggregate Liquidation Amount, has been initially set at 1% per annum based upon the current level of “Qualified Small Business Lending” (“QSBL”) by the Bank. The dividend rate for future dividend periods will be set based upon the percentage change in qualified lending between each dividend period and the baseline QSBL level established at the time the Agreement was entered into. Such dividend rate may vary from 1% per annum to 5% per annum for the second through tenth dividend periods, and from 1% per annum to 7% per annum for the eleventh through the first half of the nineteenth dividend periods.  If the Series A Preferred Stock remains outstanding for more than four-and-one-half years, the dividend rate will be fixed at 9%.  Prior to that time, in general, the dividend rate decreases as the level of the Bank’s QSBL increases.  Such dividends are not cumulative, but the Company may only declare and pay dividends on its common stock (or any other equity securities junior to the Series A Preferred Stock) if it has declared and paid dividends for the current dividend period on the Series A Preferred Stock, and will be subject to other restrictions on its ability to repurchase or redeem other securities.  In addition, if (i) the Company has not timely declared and paid dividends on the Series A Preferred Stock for six dividend periods or more, whether or not consecutive, and (ii) shares of Series A Preferred Stock with an aggregate liquidation preference of at least $25,000,000 are still outstanding, the Treasury (or any successor holder of Series A Preferred Stock) may designate two additional directors to be elected to the Company’s Board of Directors.

F-29

As is more completely described in the Certificate of Designation, holders of the Series A Preferred Stock have the right to vote as a separate class on certain matters relating to the rights of holders of Series A Preferred Stock and on certain corporate transactions.  Except with respect to such matters and, if applicable, the election of the additional directors described above, the Series A Preferred Stock does not have voting rights.

The Company may redeem the shares of Series A Preferred Stock, in whole or in part, at any time at a redemption price equal to the sum of the Liquidation Amount per share and the per-share amount of any unpaid dividends for the then-current period, subject to any required prior approval by the Company’s primary federal banking regulator.

NOTE 12.	DERIVATIVES

The Company has entered into agreements with secondary market investors to deliver loans on a “best efforts delivery” basis. When a rate is committed to a borrower, it is based on the best price that day and locked with the investor for the customer for a 30-day period. In the event the loan is not delivered to the investor, the Company has no risk or exposure with the investor. The interest rate lock commitments related to loans that are originated for later sale are classified as derivatives. The fair values of the Company’s agreements with investors and rate lock commitments to customers as of December 31, 2013 and December 31, 2012 were not material.

NOTE 13.	EMPLOYEE AND DIRECTOR BENEFITS

At December 31, 2013, the Company has two stock-based compensation plans, which are described below. The compensation cost that has been charged against income for the plans was approximately $1,205,000, $1,049,000 and $975,000 for the years ended December 31, 2013, 2012 and 2011, respectively.

Stock Incentive Plans

The Company’s 2005 Stock Incentive Plan (the “2005 Plan”), originally permitted the grant of stock options to its officers, employees, directors and organizers of the Company for up to 525,000 shares of common stock. However, upon stockholder approval during 2006, the 2005 Plan was amended in order to allow the Company to grant stock options for up to 1,025,000 shares of common stock. Both incentive stock options and non-qualified stock options may be granted under the 2005 Plan. Option awards are generally granted with an exercise price equal to the estimated fair market value of the Company’s stock at the date of grant; those option awards vest in varying amounts through 2018 and are based on continuous service during that vesting period and have a ten-year contractual term. Dividends are not paid on unexercised options and dividends are not subject to vesting. The 2005 Plan provides for accelerated vesting if there is a change in control (as defined in the 2005 Plan).

On March 23, 2009, the Company’s board of directors adopted the 2009 Stock Incentive Plan (the “2009 Plan”), which was effective upon approval by the stockholders at the 2009 Annual Meeting of Stockholders. The 2009 Plan authorizes the grant of stock appreciation rights, restricted stock, stock options, non-stock share equivalents, performance shares or performance units and other equity-based awards.

Both incentive stock options and non-qualified stock options may be granted under the 2009 Plan. Option awards are generally granted with an exercise price equal to the estimated fair market value of the Company’s stock at the date of grant. Up to 425,000 shares of common stock of the Company are available for awards under the 2009 Plan.

As of December 31, 2013, there are a total of 166,000 shares available to be granted under both of these plans.

On September 21, 2006, we granted non-plan stock options to persons representing certain key business relationships to purchase up to an aggregate of 30,000 shares of our common stock for a purchase price of $15.00 per share. On November 2, 2007, we granted non-plan stock options to persons representing certain key business relationships to purchase up to an aggregate of 25,000 shares of our common stock for a purchase price of $20.00 per share. These stock options are non-qualified and are not part of either of our stock incentive plans. They vested 100% in a lump sum five years after their date of grant and expire 10 years after their date of grant.

F-30

The fair value of each stock option award is estimated on the date of grant using a Black-Scholes-Merton valuation model that uses the assumptions noted in the following table. Expected volatilities are based on an index of approximately 79 publicly traded banks in the southeast United States. The expected term of options granted is based on the short-cut method and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2013	2012	2011
Expected volatility	18.65%	19.80%	26.50%
Expected dividends	-%	-%	0.37%
Expected term (in years)	7	6	7
Risk-free rate	1.72%	1.05%	2.21%

The weighted average grant-date fair value of options granted during the years ended December 31, 2013, December 31, 2012 and December 31, 2011 was $9.11, $6.59 and $7.82, respectively.

The following tables summarize stock option activity:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
				(In Thousands)
Year Ended December 31, 2013:
Outstanding at beginning of year	816,500	$20.87	5.8	$9,905
Granted	60,000	37.96	9.7	213
Exercised	(94,200)	13.44	2.8	2,532
Forfeited	(6,000)	22.50	5.6	-
Outstanding at end of year	776,300	$23.08	5.5	$14,300

Exercisable at December 31, 2013	387,244	$16.20	3.2	$9,797

Year Ended December 31, 2012:
Outstanding at beginning of year	1,073,800	$18.33	6.0	$12,508
Granted	45,500	30.00	9.3	130
Exercised	(288,130)	12.71	2.4	5,846
Forfeited	(14,670)	24.54	-	-
Outstanding at end of year	816,500	$20.87	5.8	$9,905

Exercisable at December 31, 2012	412,825	$14.03	3.6	$7,831

Year Ended December 31, 2011:
Outstanding at beginning of year	881,000	$15.65	6.9	$8,238
Granted	233,500	27.16	9.3	-
Exercised	(40,700)	10.53	3.8	792
Forfeited	-	15.00	-	-
Outstanding at end of year	1,073,800	$18.33	6.0	$12,508

Exercisable at December 31, 2011	442,940	$13.19	4.4	$7,447

F-31

Exercisable options at December 31, 2013 were as follows:

Range of Exercise Price	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
				(In Thousands)
$10.00	33,000	$10.00	1.4	$1,040
11.00	108,000	11.00	2.3	3,294
15.00	113,500	15.00	3.0	3,008
20.00	52,994	20.00	4.1	1,139
25.00	79,750	25.00	4.7	1,316
	387,244	$16.20	3.2	$9,797

As of December 31, 2013, there was $1,636,000 of total unrecognized compensation cost related to non-vested stock options. The cost is expected to be recognized on the straight-line method over the next 2.2 years. The total fair value of shares vested during the year ended December 31, 2013 was $705,000.

Restricted Stock

The Company has awarded 78,500 shares of restricted stock to certain officers, of which 16,000 shares are vested. The value of restricted stock is determined to be the current value of the Company’s stock at the grant date, and this total value will be recognized as compensation expense over the vesting period. As of December 31, 2013, there was $1,453,000 of total unrecognized compensation cost related to non-vested restricted stock. The cost is expected to be recognized evenly over the remaining 2.1 years of the restricted stock’s vesting period.

Stock Warrants

The Company granted warrants for 75,000 shares of common stock with an exercise price of $25 per share in the third quarter of 2008. These warrants were issued in connection with trust preferred securities. 4,500 of these warrants were exercised in 2012, and the remaining 70,500 warrants were exercised in 2013.

The Company granted warrants for 15,000 shares of common stock with an exercise price of $25 per share in the second quarter of 2009. These warrants were issued in connection with the issuance of the Company’s 8.25% Subordinated Note. All of these warrants were outstanding as of December 31, 2013.

As of December 31, 2013, all warrants were fully vested.

Retirement Plans

The Company has a retirement savings 401(k) and profit-sharing plan in which all employees age 21 and older may participate after completion of one year of service. For employees in service with the Bank at June 15, 2005, the length of service and age requirements were waived. The Company matches employees’ contributions based on a percentage of salary contributed by participants and may make additional discretionary profit sharing contributions. The Company’s expense for the plan was $878,000, $1,167,000 and $946,000 for 2013, 2012 and 2011, respectively. The Company’s board of directors approved additional discretionary matches for 2013, 2012 and 2011 based on the profits of the Company during those years. The additional matches were 1%, 4% and 3%, respectively, and amounted to $200,000, $576,000 and $432,000, respectively, and are included in the expenses above.

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NOTE 14.	COMMON STOCK

During 2013, the Company completed private placements of 250,000 shares of common stock. The shares were issued and sold at $41.50 per share to 110 accredited investors and 14 non-accredited investors. This sale of stock resulted in net proceeds of $10,337,000. This includes stock offering expenses of $38,000.

NOTE 15.	REGULATORY MATTERS

The Bank is subject to dividend restrictions set forth in the Alabama Banking Code and by the Alabama State Banking Department. Under such restrictions, the Bank may not, without the prior approval of the Alabama State Banking Department, declare dividends in excess of the sum of the current year’s earnings plus the retained earnings from the prior two years. Based on these restrictions, the Bank would be limited to paying $110.9 million in dividends as of December 31, 2013.

The Bank is subject to various regulatory capital requirements administered by the state and federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that if undertaken, could have a direct material effect on the Bank and the financial statements. Under regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification under the prompt corrective guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total risk-based capital and Tier 1 capital to risk-weighted assets (as defined in the regulations), and Tier 1 capital to adjusted total assets (as defined). Management believes, as of December 31, 2013, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2013, the most recent notification from the Federal Deposit Insurance Corporation categorized ServisFirst Bank as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Bank will have to maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as disclosed in the table below. Management believes that it is well capitalized under the prompt corrective action provisions as of December 31, 2013.

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The Company’s and Bank’s actual capital amounts and ratios are presented in the following table:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2013:
Total Capital to Risk Weighted Assets:
Consolidated	$343,904	11.73%	$234,617	8.00%	N/A	N/A
ServisFirst Bank	341,256	11.64%	234,601	8.00%	$293,252	10.00%
Tier I Capital to Risk Weighted Assets:
Consolidated	293,301	10.00%	117,308	4.00%	N/A	N/A
ServisFirst Bank	310,593	10.59%	117,301	4.00%	175,951	6.00%
Tier I Capital to Average Assets:
Consolidated	293,301	8.48%	138,373	4.00%	N/A	N/A
ServisFirst Bank	310,593	8.98%	138,331	4.00%	172,913	5.00%

As of December 31, 2012:
Total Capital to Risk Weighted Assets:
Consolidated	$287,136	11.78%	$194,943	8.00%	N/A	N/A
ServisFirst Bank	284,141	11.66%	194,942	8.00%	$243,678	10.00%
Tier I Capital to Risk Weighted Assets:
Consolidated	240,961	9.89%	97,472	4.00%	N/A	N/A
ServisFirst Bank	257,883	10.58%	97,471	4.00%	146,207	6.00%
Tier I Capital to Average Assets:
Consolidated	240,961	8.43%	114,323	4.00%	N/A	N/A
ServisFirst Bank	257,883	9.03%	114,227	4.00%	142,784	5.00%

NOTE 16.	OTHER OPERATING INCOME AND EXPENSES

The major components of other operating income and expense included in non-interest income and non-interest expense are as follows:

	Years Ended December 31,
	2013	2012	2011
	(In Thousands)
Other Operating Income
(Loss) gain on sale of other real estate owned	$(159)	$(105)	$76
Credit card income	1,425	1,064	481
Other	878	744	650
	$2,144	$1,703	$1,207

Other Operating Expenses
Postage	$195	$159	$194
Telephone	465	385	409
Data processing	2,535	2,202	2,023
Other loan expenses	1,882	2,836	2,406
Supplies	380	320	356
Customer and public relations	838	791	689
Marketing	532	454	406
Sales and use tax	309	198	208
Donations and contributions	370	482	437
Directors fees	341	286	235
Prepayment penalties FHLB advances	-	-	738
Other	3,082	2,609	2,313
	$10,929	$10,722	$10,414

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NOTE 17.	INCOME TAXES

The components of income tax expense are as follows:

	Year Ended December 31,
	2013	2012	2011
	(In Thousands)
Current tax expense:
Federal	$21,264	$17,993	$12,045
State	899	1,308	1,584
Total current tax expense	22,163	19,301	13,629
Deferred tax expense (benefit):
Federal	(1,616)	(1,999)	(1,100)
State	(189)	(182)	(140)
Total deferred tax expense	(1,805)	(2,181)	(1,240)
Total income tax expense	$20,358	$17,120	$12,389

The Company’s total income tax expense differs from the amounts computed by applying the Federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

	Year Ended December 31, 2013
	Amount	% of Pre-tax Earnings
	(In Thousands)
Income tax at statutory federal rate	$21,691	35.00%
Effect on rate of:
State income tax, net of federal tax effect	558	0.90%
Tax-exempt income, net of expenses	(1,200)	(1.94)%
Bank owned life insurance contracts	(698)	(1.13)%
Incentive stock option expense	66	0.11%
Other	(59)	(0.09)%
Effective income tax and rate	$20,358	32.85%

	Year Ended December 31, 2012
	Amount	% of Pre-tax Earnings
	(In Thousands)
Income tax at statutory federal rate	$18,047	35.00%
Effect on rate of:
State income tax, net of federal tax effect	709	1.37%
Tax-exempt income, net of expenses	(1,007)	(1.95)%
Bank owned life insurance contracts	(568)	(1.10)%
Incentive stock option expense	121	0.23%
Other	(182)	(0.35)%
Effective income tax and rate	$17,120	33.20%

	Year Ended December 31, 2011
	Amount	% of Pre-tax Earnings
	(In Thousands)
Income tax at statutory federal rate	$12,540	35.00%
Effect on rate of:
State income tax, net of federal tax effect	967	2.70%
Tax-exempt income, net of expenses	(875)	(2.44)%
Bank owned life insurance contracts	(137)	(0.38)%
Incentive stock option expense	128	0.36%
Other	(234)	(0.65)%
Effective income tax and rate	$12,389	34.59%

F-35

The components of net deferred tax asset are as follows:

	December 31,
	2013	2012
	(In Thousands)
Deferred tax assets:
Allowance for loan losses	$11,844	$10,142
Other real estate owned	1,222	1,064
Non-qualified equity awards	773	583
Non-accrual interest	374	491
Other deferred tax assets	141	114
Total deferred tax assets	14,354	12,394

Deferred tax liabilities:
Net unrealized gain on securities available for sale	2,102	3,929
Depreciation	514	510
Prepaid expenses	161	140
Deferred loan fees	83	237
Investments	229	93
Other deferred tax liabilities	247	99
Total deferred tax liabilities	3,336	5,008
Net deferred income tax assets	$11,018	$7,386

The Company believes its net deferred tax asset is recoverable as of December 31, 2013 based on the expectation of future taxable income and other relevant considerations.

The Company and its subsidiaries file a consolidated U.S. Federal income tax return and various consolidated and separate company state income tax returns. The Company is currently open to audit under the statute of limitations by the Internal Revenue Service for the years ended December 31, 2010 through 2013. The Company is also currently open to audit by several state departments of revenue for the years ended December 31, 2010 through 2013. The audit periods differ depending on the date the Company began business activities in each state. Currently, there are no years for which the Company filed a federal or state income tax return that are under examination by the IRS or any state department of revenue.

Accrued interest and penalties on unrecognized income tax benefits totaled $0 and $6,000 as of January 1, 2013 and December 31, 2013, respectively. Unrecognized income tax benefits as of January 1, 2013 and December 31, 2013, that, if recognized, would impact the effective income tax rate totaled $161,000 and $437,000 (net of the federal benefit on state income tax issues), respectively, which includes interest and penalties of $6,000 and $0, respectively. The Company does not expect any of the uncertain tax positions to be settled or resolved during the next twelve months.

The following table presents a summary of the changes during 2013, 2012 and 2011 in the amount of unrecognized tax benefits that are included in the consolidated balance sheets.

	2013	2012	2011
	(In Thousands)
Balance, beginning of year	$161	$-	$-
Increases related to prior year tax positions	276	-	-
Decreases related to prior year tax positions	-	-	-
Increases related to current year tax positions	-	161	-
Settlements	-	-	-
Lapse of statute	-	-	-
Balance, end of year	$437	$161	$-

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NOTE 18.	COMMITMENTS AND CONTINGENCIES

Loan Commitments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, credit card arrangements, and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. A summary of the Company’s approximate commitments and contingent liabilities is as follows:

	2013	2012	2011
	(In Thousands)
Commitments to extend credit	$1,052,902	$860,421	$697,939
Credit card arrangements	38,122	25,699	19,686
Standby letters of credit and financial guarantees	40,371	36,374	42,937
Total	$1,131,395	$922,494	$760,562

Commitments to extend credit, credit card arrangements, commercial letters of credit and standby letters of credit all include exposure to some credit loss in the event of nonperformance of the customer. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet financial instruments. Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Company.

NOTE 19.	CONCENTRATIONS OF CREDIT

The Company originates primarily commercial, residential, and consumer loans to customers in the Company’s market area. The ability of the majority of the Company’s customers to honor their contractual loan obligations is dependent on the economy in the market area.

The Company’s loan portfolio is concentrated primarily in loans secured by real estate, of which 54% is secured by real estate in the Company’s primary market areas. In addition, a substantial portion of the other real estate owned is located in that same market. Accordingly, the ultimate collectability of the loan portfolio and the recovery of the carrying amount of other real estate owned are susceptible to changes in market conditions in the Company’s primary market area.

NOTE 20.	EARNINGS PER COMMON SHARE

Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under stock options and warrants, as well as the common shares issuable upon conversion of the Company’s 6% Mandatory Convertible Trust Preferred Securities due March 15, 2040.

F-37

	Years Ended December 31,
	2013	2012	2011
	(Dollar Amounts In Thousands Except Per Share Amounts)
Earnings Per Share
Weighted average common shares outstanding	6,869,071	5,996,437	5,759,524
Net income available to common stockholders	$41,201	$34,045	$23,238
Basic earnings per common share	$6.00	5.68	$4.03

Weighted average common shares outstanding	6,869,071	5,996,437	5,759,524
Dilutive effects of assumed conversions and exercise of stock options and warrants	399,604	945,315	989,639
Weighted average common and dilutive potential common shares outstanding	7,268,675	6,941,752	6,749,163
Net income available to common stockholders	$41,201	$34,045	$23,238
Effect of interest expense on convertible debt, net of tax and discretionary expenditures related to conversion	$115	$569	$568

Net income available to common stockholders, adjusted for effect of debt conversion	$41,316	$34,614	$23,806
Diluted earnings per common share	$5.69	$4.99	$3.53

NOTE 21.	RELATED PARTY TRANSACTIONS

Loans

As more fully described in Note 3, the Company had outstanding loan balances to related parties as of December 31, 2013 and 2012 in the amount of $13.1 million and $12.4 million, respectively.

NOTE 22.	FAIR VALUE MEASUREMENT

Measurement of fair value under U.S. GAAP establishes a hierarchy that prioritizes observable and unobservable inputs used to measure fair value, as of the measurement date, into three broad levels, which are described below:

Level 1:          Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:           Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3:          Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and also considers counterparty credit risk in its assessment of fair value.

Debt Securities. Where quoted prices are available in an active market, securities are classified within Level 1 of the hierarchy. Level 1 securities include highly liquid government securities such as U.S. treasuries and exchange-traded equity securities. For securities traded in secondary markets for which quoted market prices are not available, the Company generally relies on prices obtained from independent vendors. Such independent pricing services are to advise the Company on the carrying value of the securities available for sale portfolio. As part of the Company’s procedures, the price provided from the service is evaluated for reasonableness given market changes. When a questionable price exists, the Company investigates further to determine if the price is valid. If needed, other market participants may be utilized to determine the correct fair value. The Company has also reviewed and confirmed its determinations in discussions with the pricing service regarding their methods of price discovery. Securities measured with these techniques are classified within Level 2 of the hierarchy and often involve using quoted market prices for similar securities, pricing models or discounted cash flow calculations using inputs observable in the market where available. Examples include U.S. government agency securities, mortgage-backed securities, obligations of states and political subdivisions, and certain corporate, asset-backed and other securities. In cases where Level 1 or Level 2 inputs are not available, securities are classified in Level 3 of the hierarchy.

F-38

Interest Rate Swap Agreements. The fair value is estimated by a third party using inputs that are observable or that can be corroborated by observable market data and, therefore, are classified within Level 2 of the hierarchy. These fair value estimations include primarily market observable inputs such as yield curves and option volatilities, and include the value associated with counterparty credit risk.

Impaired Loans. Impaired loans are measured and reported at fair value when full payment under the loan terms is not probable. Specific allowances for impaired loans are based on comparisons of the recorded carrying values of the loans to the present value of the estimated cash flows of these loans at each loan’s original effective interest rate, the fair value of the collateral or the observable market prices of the loans. Fair value is generally determined based on appraisals performed by certified and licensed appraisers using inputs such as absorption rates, capitalization rates and market comparables, adjusted for estimated costs to sell. Management modifies the appraised values, if needed, to take into account recent developments in the market or other factors, such as changes in absorption rates or market conditions from the time of valuation, and anticipated sales values considering management’s plans for disposition. Such modifications to the appraised values could result in lower valuations of such collateral. Estimated costs to sell are based on current amounts of disposition costs for similar assets. These measurements are classified as Level 3 within the valuation hierarchy. Impaired loans are subject to nonrecurring fair value adjustment upon initial recognition or subsequent impairment. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. Impaired loans are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly based on the same factors identified above. Appraisals on collateral generally are updated annually unless there are intervening events or developments which would allow for an updated assessment of the collateral value, such as a contract for disposition of the property. Subsequent to an appraisal or other fair value estimate, should reliable information come to management’s attention that the collateral has experienced a decline in value, an additional impairment may be recorded. The nature of this additional impairment often depends on the age of the appraisal and management’s assessment of changes in market factors. The amount recognized as an impairment charge related to impaired loans that are measured at fair value on a nonrecurring basis was $9,589,000 and $4,586,000 during the years ended December 31, 2013 and 2012, respectively.

Other Real Estate Owned. Other real estate owned (“OREO”) acquired through, or in lieu of, foreclosure are held for sale and are initially recorded at the lower of cost or fair value, less selling costs. Any write-downs to fair value at the time of transfer to OREO are charged to the allowance for loan losses subsequent to foreclosure. Values are derived from appraisals of underlying collateral and discounted cash flow analysis. A net loss on the sale and write-downs of OREO of $868,000 and $2,166,000 was recognized during the years ended December 31, 2013 and 2012. These charges were for write-downs in the value of OREO subsequent to foreclosure and losses on the disposal of OREO. OREO is classified within Level 3 of the hierarchy.

The following table presents the Company’s financial assets and financial liabilities carried at fair value on a recurring basis as of December 31, 2013 and December 31, 2012:

F-39

		Fair Value Measurements at December 31, 2013 Using
	Quoted Prices in
	Active Markets	Significant Other	Significant
	for Identical	Observable Inputs	Unobservable
	Assets (Level 1)	(Level 2)	Inputs (Level 3)	Total
	(In Thousands)
Assets Measured on a Recurring Basis:
Available-for-sale securities:
U.S. Treasury and government sponsored agencies	$-	$32,274	$-	$32,274
Mortgage-backed securities	-	88,240	-	88,240
State and municipal securities	-	129,831	-	129,831
Corporate debt	-	15,875	-	15,875
Total assets at fair value	$-	$266,220	$-	$266,220

		Fair Value Measurements at December 31, 2012 Using
	Quoted Prices in
	Active Markets	Significant Other	Significant
	for Identical	Observable Inputs	Unobservable
	Assets (Level 1)	(Level 2)	Inputs (Level 3)	Total
	(In Thousands)
Assets Measured on a Recurring Basis:
Available-for-sale securities
U.S. Treasury and government sponsored agencies	$-	$28,386	$-	$28,386
Mortgage-backed securities	-	73,466	-	73,466
State and municipal securities	-	118,177	-	118,177
Corporate debt	-	13,848	-	13,848
Interest rate swap agreements	-	389	-	389
Total assets at fair value	$-	$234,266	$-	$234,266

Liabilities Measured on a Recurring Basis:
Interest rate swap agreements	$-	$389	$-	$389

F-40

The carrying amount and estimated fair value of the Company’s financial instruments were as follows::

		Fair Value Measurements at December 31, 2013 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total
	(In Thousands)
Assets Measured on a Nonrecurring Basis:
Impaired loans	$-	-	$25,696	$25,696
Other real estate owned and repossessed assets	-	-	12,861	12,861
Total assets at fair value	-	-	$38,557	$38,557

		Fair Value Measurements at December 31, 2012 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total
	(In Thousands)
Assets Measured on a Nonrecurring Basis:
Impaired loans	$-	$-	$33,883	$33,883
Other real estate owned	-	-	9,721	9,721
Total assets at fair value	$-	$-	$43,604	$43,604

The fair value of a financial instrument is the current amount that would be exchanged in a sale between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Current U.S. GAAP excludes certain financial instruments and all nonfinancial instruments from its fair value disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

Cash and cash equivalents: The carrying amounts reported in the statements of financial condition approximate those assets’ fair values.

Debt securities: Where quoted prices are available in an active market, securities are classified within Level 1 of the hierarchy. Level 1 securities include highly liquid government securities such as U.S. treasuries and exchange-traded equity securities. For securities traded in secondary markets for which quoted market prices are not available, the Company generally relies on prices obtained from independent vendors. Such independent pricing services are to advise the Company on the carrying value of the securities available for sale portfolio. As part of the Company’s procedures, the price provided from the service is evaluated for reasonableness given market changes. When a questionable price exists, the Company investigates further to determine if the price is valid. If needed, other market participants may be utilized to determine the correct fair value. The Company has also reviewed and confirmed its determinations in discussions with the pricing service regarding their methods of price discovery. Securities measured with these techniques are classified within Level 2 of the hierarchy and often involve using quoted market prices for similar securities, pricing models or discounted cash flow calculations using inputs observable in the market where available. Examples include U.S. government agency securities, mortgage-backed securities, obligations of states and political subdivisions, and certain corporate, asset-backed and other securities. In cases where Level 1 or Level 2 inputs are not available, securities are classified in Level 3 of the fair value hierarchy.

F-41

Restricted equity securities: Fair values for other investments are considered to be their cost as they are redeemed at par value.

Loans, net: For variable-rate loans that re-price frequently and with no significant change in credit risk, fair value is based on carrying amounts. The fair value of other loans (for example, fixed-rate commercial real estate loans, mortgage loans, and industrial loans) is estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. The method of estimating fair value does not incorporate the exit-price concept of fair value as prescribed by ASC 820 and generally produces a higher value than an exit-price approach. The measurement of the fair value of loans is classified within Level 3 of the fair value hierarchy.

Mortgage loans held for sale: Loans are committed to be delivered to investors on a “best efforts delivery” basis within 30 days of origination. Due to this short turn-around time, the carrying amounts of the Company’s agreements approximate their fair values.

Derivatives: The fair value of the derivative agreements are estimated by a third party using inputs that are observable or can be corroborated by observable market data. As part of the Company’s procedures, the price provided from the third party is evaluated for reasonableness given market changes. These measurements are classified within Level 2 of the fair value hierarchy.

Accrued interest and dividends receivable: The carrying amounts in the statements of condition approximate these assets’ fair value.

Bank owned life insurance contracts: The carrying amounts in the statements of condition approximate these assets’ fair value.

Deposits: The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation using interest rates currently offered for deposits with similar remaining maturities. The fair value of the Company’s time deposits do not take into consideration the value of the Company’s long-term relationships with depositors, which may have significant value. Measurements of the fair value of certificates of deposit are classified within Level 2 of the fair value hierarchy.

Other borrowings: The fair values of borrowings are estimated using discounted cash flow analysis, based on interest rates currently being offered by the Federal Home Loan Bank for borrowings of similar terms as those being valued. These measurements are classified as Level 2 in the fair value hierarchy.

Subordinated debentures: The fair values of subordinated debentures are estimated using a discounted cash flow analysis, based on interest rates currently being offered on the best alternative debt available at the measurement date. These measurements are classified as Level 2 in the fair value hierarchy.

Accrued interest payable: The carrying amounts in the statements of condition approximate these assets’ fair value.

Loan commitments: The fair values of the Company’s off-balance-sheet financial instruments are based on fees currently charged to enter into similar agreements. Since the majority of the Company’s other off-balance-sheet financial instruments consists of non-fee-producing, variable-rate commitments, the Company has determined they do not have a distinguishable fair value.

F-42

The carrying amount, estimated fair value and placement in the fair value hierarchy of the Company’s financial instruments as of December 31, 2013 and December 31, 2012 are presented in the following table. This table includes those financial assets and liabilities that are not measured and reported at fair value on a recurring basis or nonrecurring basis.

The Company’s financial assets and financial liabilities which are carried at fair value were as follows:

	December 31,
	2013		2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)
Financial Assets:
Level 2 Inputs:
Debt securities available for sale	$266,220	$266,220	$233,877	$233,877
Debt securities held to maturity	32,274	31,315	25,967	27,350
Restricted equity securities	3,738	3,738	3,941	3,941
Federal funds sold	8,634	8,634	3,291	3,291
Mortgage loans held for sale	8,134	8,134	25,826	25,826
Bank owned life insurance contracts	69,008	69,008	57,014	57,014
Derivatives	-	-	389	389

Level 3 Inputs:
Loans, net	$2,828,205	$2,825,924	$2,336,924	$2,327,780

Financial Liabilities:
Level 2 Inputs:
Deposits	$3,019,642	$3,021,847	$2,511,572	$2,516,320
Federal funds purchased	174,380	174,380	117,065	117,065
Other borrowings	19,940	19,940	19,917	19,917
Subordinated debentures	-	-	15,050	15,050
Derivatives	-	-	389	389

NOTE 23.	PARENT COMPANY FINANCIAL INFORMATION

The following information presents the condensed balance sheet of the Company as of December 31, 2013 and 2012 and the condensed statements of income and cash flows for the years ended December 31, 2013, 2012 and 2011.

F-43

CONDENSED BALANCE SHEETS DECEMBER 31, 2013 AND 2012
(In Thousands)
	2013	2012
ASSETS
Cash and due from banks	$2,562	$3,264
Investment in subsidiary	314,489	265,229
Other assets	194	18
Total assets	$317,245	$268,511

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Other borrowings	$19,940	$19,917
Subordinated debentures	-	15,050
Other liabilities	113	287
Total liabilities	20,053	35,254
Stockholders' equity:
Preferred stock, Series A Senior Non-Cumulative Perpetual, par value $.001 (liquidation preference $1,000), net of discount; 40,000 shares authorized, 40,000 shares issued and outstanding at December 31, 2013 and 2012	39,958	39,958
Common stock, par value $.001 per share; 50,000,000 shares authorized; 7,350,012 shares issued and outstanding at December 31, 2013 and 6,268,812 shares issued and outstanding at December 31, 2012	7	6
Additional paid-in capital	123,325	93,505
Retained earnings	130,011	92,492
Accumulated other comprehensive income	3,891	7,296
Total stockholders' equity	297,192	233,257
Total liabilities and stockholders' equity	$317,245	$268,511

CONDENSED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31,
(In Thousands)
	2013	2012	2011
Income:
Dividends received from subsidiary	$4,750	$-	$800
Other income	1	41	43
Total income	4,751	41	843
Expense:
Other expenses	1,147	1,594	1,660
Total expenses	1,147	1,594	1,660
Equity in undistributed earnings of subsidiary	38,013	35,998	24,255
Net income	41,617	34,445	23,438
Dividends on preferred stock	400	400	200
Net income available to common stockholders	41,217	34,045	23,238

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,
(In Thousands)
	2013	2012	2011
Operating activities
Net income	$41,617	$34,445	$23,438
Adjustments to reconcile net income to net cash used in operating activities:
Other	(224)	878	(50)
Equity in undistributed earnings of subsidiary	(38,013)	(35,998)	(24,255)
Net cash (used in) provided by operating activities	3,380	(675)	(867)
Investing activities
Investment in subsidiary	(10,499)	-	(46,200)
Net cash used in investing activities	(10,499)	-	(46,200)
Financing activities
Proceeds from other borrowings	-	19,917	-
Repayment of subordinated debentures	-	(15,464)	-
Proceeds from issuance of preferred stock	-	-	39,958
Proceeds from issuance of common stock	10,499	112	10,166
Dividends on preferred stock	(400)	(400)	(200)
Dividends on common stock	(3,682)	(3,134)	-
Net cash provided by financing activities	6,417	1,031	49,924
(Decrease) increase in cash and cash equivalents	$(702)	$356	$2,857
Cash and cash equivalents at beginning of year	3,264	2,908	51
Cash and cash equivalents at end of year	$2,562	$3,264	$2,908

F-44

QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table sets forth certain unaudited quarterly financial data derived from our consolidated financial statements. Such data is only a summary and should be read in conjunction with our historical consolidated financial statements and related notes continued in our annual report on Form 10-K.

	2013 Quarter Ended
	(Dollars in thousands, except per share data)
	March 31	June 30	September 30	December 31
Interest income	$29,165	$30,692	$32,499	$33,725
Interest expense	3,264	3,211	3,534	3,610
Net interest income	25,901	27,481	28,965	30,115
Provision for loan losses	4,284	3,334	3,034	2,356
Net income available to common stockholders	9,151	9,586	10,712	11,752
Net income per common share, basic	$1.44	$1.39	$1.53	$1.64
Net income per common share, diluted	$1.31	$1.34	$1.46	$1.58

	2012 Quarter Ended
	(Dollars in thousands, except per share data)
	March 31	June 30	September 30	December 31
Interest income	$25,571	$26,654	$27,743	$29,055
Interest expense	3,833	3,749	3,695	3,624
Net interest income	21,738	22,905	24,048	25,431
Provision for loan losses	2,383	3,083	1,185	2,449
Net income available to common stockholders	8,155	8,231	9,202	8,457
Net income per common share, basic	$1.37	$1.38	$1.53	$1.40
Net income per common share, diluted	$1.20	$1.21	$1.35	$1.23

F-45

625,000 Shares

Common Stock

PROSPECTUS

Sandler O’Neill + Partners, L.P.

Raymond James

 Prospectus dated                          , 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

Estimated expenses, other than underwriting discounts and commissions, of the sale of the registrant’s common stock, $0.001 par value, are as follows:

Securities and Exchange Commission fee	$8,609.48
FINRA filing fee	$25,250
Nasdaq listing fees and expense	$25,000
Transfer agent and registrar fees and expenses	$5,000
Legal fees and expenses	$450,000
Accounting fees and expenses	$100,000
Printing fees	$35,000
Underwriter expenses	$250,000
Miscellaneous	$101,140.52

Total	$1,000,000.00

Item 14.	Indemnification of Directors and Officers.

Under the provisions of Section 145 of the Delaware General Corporation Law, the registrant may indemnify any present or former officer or director against expenses arising out of legal proceedings in which the director or officer becomes involved by reason of being a director or officer if the director or officer is successful in the defense of such proceedings. Section 145 also provides that the registrant may indemnify a director or officer in connection with a proceeding in which he is not successful in defending if it is determined that he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the registrant or, in the case of a criminal action, if it is determined that he had no reasonable cause to believe his conduct was unlawful. Liabilities for which a director or officer may be indemnified include amounts paid in satisfaction of settlements, judgments, fines and other expenses (including attorneys’ fees incurred in connection with such proceedings).

The registrant’s bylaws provide for indemnification of directors and officers of the registrant to the full extent permitted by applicable law. In accordance with the Delaware General Corporation Law, the registrant’s certificate of incorporation, as amended, contains a provision to limit the personal liability of the directors of the registrant for violations of their fiduciary duty. This provision eliminates each director’s liability to the registrant or its stockholders for monetary damages except (i) for breach of the director’s duty of loyalty to the registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions or (iv) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty.

The above is a general summary of certain indemnity provisions of the Delaware General Corporation Law and is subject, in all cases, to the specific and detailed provisions of the sections referenced herein.

The registrant maintains directors’ and officers’ liability insurance against any actual or alleged error, misstatement, misleading statement, act, omission, neglect or breach of duty by any director or officer of itself or any direct or indirect subsidiary, excluding certain matters including fraudulent, dishonest or criminal acts or self-dealing.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us under any of the foregoing provisions, in the opinion of the Securities and Exchange Commission, that indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Finally, our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations, including, but not limited to, 12 U.S.C. 1828(k).

II-1

Item 15.	Recent Sales of Unregistered Securities.

Within the past three years, we have engaged in the following transactions that were not registered under the Securities Act.

On May 9, 2011, in connection with a private placement, we issued and sold to 96 accredited investors and 16 non-accredited investors 314,724 shares of our common stock for $30.00 per share, for an aggregate purchase price of $9,441,720. Effective June 30, 2011, we held a second and final closing under the private placement, in which we issued and sold to nine accredited investors and four non-accredited investors 25,276 shares of our common stock for $30.00 per share, for an aggregate purchase price of $758,280. Total sales in the private placement aggregated 340,000 shares for an aggregate purchase price of $10,200,000, with sales made to 105 accredited investors and 20 non-accredited investors.

On June 21, 2011, in connection with our participation in the United Sates Department of the Treasury’s Small Business Lending Fund program, we sold to the Treasury 40,000 shares of our Senior Non-Cumulative Perpetual Preferred Stock, Series A, par value $.001 per share for gross proceeds of $40,000,000.

On November 28, 2011, we granted 10,000 non-qualified stock options to each of our directors, or a total of 60,000 options, to purchase shares of our common stock with an exercise price of $30.00 per share.

On November 8, 2012, we redeemed all of our outstanding 8.5% junior subordinated deferrable interest debentures due 2038 (the “Junior Subordinated Debentures”), which were held by ServisFirst Capital Trust I, a Delaware statutory trust subsidiary (“Trust I”), and Trust I redeemed all of its outstanding 8.5% trust preferred securities, which were held by accredited investors. On November 9, 2012, we entered into a note purchase agreement with these accredited investors, pursuant to which we issued and sold an aggregate principal amount of $20,000,000 of 5.50% subordinated notes due November 9, 2022. In connection with the issuance of our Junior Subordinated Debentures, we granted warrants to these accredited investors to purchase up to 75,000 shares of our common stock with a price of $25.00 per share.

On March 15, 2010, ServisFirst Capital Trust II, a Delaware statutory trust subsidiary (“Trust II”), issued 15,000 shares of its 6.0% mandatory convertible trust preferred securities (the “Preferred Securities”) to accredited investors, and we issued to Trust II $15,050,000 of our 6.0% junior subordinated mandatory convertible deferrable interest debentures (the “Subordinated Debentures”). On March 15, 2013, the Preferred Securities were automatically and mandatorily converted into our common stock at a rate of 40 shares of common stock per $1,000 principal amount of Subordinated Debentures, which represented a price of $25 per share of common stock (the “Conversion Price”). Upon such mandatory conversion, we issued 600,000 shares of our common stock at the Conversion Price to the holders of the Preferred Securities.

On September 12, 2013, in connection with a private placement, we issued and sold to accredited investors 35,035 shares of our common stock for $41.50 per share, for an aggregate purchase price of $1,453,952.50. Effective December 2, 2013, we held a second and final closing under the private placement, in which we issued and sold to accredited investors and 14 non-accredited investors 214,965 shares of our common stock for $41.50 per share, for an aggregate purchase price of $8,921,047.50. Total sales in the private placement aggregated 250,000 shares for an aggregate purchase price of $10,375,000, with sales made to accredited investors and 14 non-accredited investors.

No underwriter or placement agent was involved in the issuance or sale of any of these securities, and no underwriting discounts or commissions were paid. The issuance and sale of the securities described above were made in reliance upon exemption from the registration requirements under Section 4a(2) of the Securities Act, including the safe harbors established in Regulation D, for transactions by an issuer not involving a public offering. Each recipient of such securities (i) represented that such recipient was an accredited investor under Rule 501 of Regulation D or (ii) (1) represented that such recipient had such knowledge and experience in financial and business matters such that the recipient was capable of evaluating the merits and risks of the investment, or we reasonably believed immediately prior to the closing of such offering that such recipient comes within this description and (2) was furnished the information specified in paragraph b(2) of Regulation § 230.502.

II-2

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities have not been registered and the applicable restrictions on transfer.

Item 16.	Exhibits.

(a)	Exhibits: The list of exhibits set forth under “Exhibit Index” at the end of this registration statement is incorporated herein by reference.

(b)	Financial Statement Schedules: None.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-3

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Birmingham, Alabama, on the 5th day of May 2014.

SERVISFIRST BANCSHARES, INC.

By:	/s/ Thomas A. Broughton, III
Thomas A. Broughton, III
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive Officer,	May 5, 2014
/s/ Thomas A. Broughton, III	President and Director
Thomas A. Broughton, III	(Principal Executive Officer)

/s/ William M. Foshee	Vice President, Secretary, Chief	May 5, 2014
William M. Foshee	Financial Officer and Treasurer
(Principal Financial Officer and
Principal Accounting Officer)

*	Chairman of the Board and Director	May 5, 2014
Stanley M. Brock

*	Director	May 5, 2014
J. Richard Cashio

*	Director	May 5, 2014
James J. Filler

II-4

*	Director	May 5, 2014
Michael D. Fuller

*	Director	May 5, 2014
Hatton C.V. Smith

* By:	/s/ William M. Foshee
William M. Foshee
Attorney-in-Fact

II-5

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Underwriting Agreement+

2.1	Plan of Reorganization and Agreement of Merger dated August 29, 2007 (1)

3.1	Certificate of Incorporation of ServisFirst Bancshares, Inc., as amended (Restated for SEC filing purposes only) (2)

3.2	Bylaws of ServisFirst Bancshares, Inc., as amended (Restated for SEC filing purposes only) (3)

4.1	Certificate of Designation of Senior Non-Cumulative Perpetual Preferred Stock, Series A of ServisFirst Bancshares, Inc. (4)

4.2	Form of Common Stock Certificate (5)

4.3	Revised Form of Common Stock Certificate (6)

4.4	Form of Common Stock Purchase Warrant dated September 2, 2008 (7)

4.5	Warrant to Purchase Shares of Common Stock dated June 23, 2009 (8)

4.6	Small Business Lending Fund – Securities Purchase Agreement dated June 21, 2011 between the Secretary of the Treasury and ServisFirst Bancshares, Inc. (9)

4.7	Note Purchase Agreement, dated November 9, 2012, between ServisFirst Bancshares, Inc. and certain accredited investors(10)

4.8	Form of 5.50% Subordinated Note due November 9, 2022(11)

5.1	Opinion of Bradley Arant Boult Cummings LLP+

10.1	2005 Amended and Restated Stock Incentive Plan(12)

10.2	Amended and Restated Change in Control Agreement with William M. Foshee dated March 5, 2014(13)

10.3	Amended and Restated Change in Control Agreement with Clarence C. Pouncey, III dated March 5, 2014(14)

10.4	Employment Agreement of Andrew N. Kattos dated April 27, 2006(15)

10.5	Employment Agreement of G. Carlton Barker dated February 1, 2007(16)

10.6	2009 Amended and Restated Stock Incentive Plan(17)

11.1	Statement Regarding Computation of Earnings Per Share is included herein at Note 20 to the Consolidated Financial Statements on page F-37

21.1	Subsidiaries of ServisFirst Bancshares, Inc.+

23.1	Consent of Bradley Arant Boult Cummings LLP (contained in Exhibit 5.1)

23.2	Consent of KPMG LLP

24.1	Power of Attorney+

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+ Previously filed.

(1) Registrant hereby incorporates by reference to Exhibit 2.1 to the Registrant’s Registration Statement on Form 10, filed on March 28, 2008.

(2) Registrant hereby incorporates by reference to Exhibit 3.01 to the Registrant’s Quarterly Report on Form 10-Q filed on October 31, 2012.

(3) Registrant hereby incorporates by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on April 4, 2014.

(4) Registrant hereby incorporates by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K filed on June 23, 2011.

(5) Registrant hereby incorporates by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form 10, as filed on March 28, 2008.

(6) Registrant hereby incorporates by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on September 15, 2008.

(7) Registrant hereby incorporates by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed on September 3, 2008.

(8) Registrant hereby incorporates by reference to Exhibit 4.9 to the Registrant’s Annual report on Form 10-K filed on March 8, 2010.

(9) Registrant hereby incorporates by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on June 23, 2011.

(10) Registrant hereby incorporates by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on November 15, 2012.

(11) Registrant hereby incorporates by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K filed on November 15, 2012.

(12) Registrant hereby incorporates by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form 10, filed on March 28, 2008.

(13) Registrant hereby incorporates by reference to Exhibit 10.2 to the Registrant’s Annual Report on Form 10-K filed on March 7, 2014.

(14) Registrant hereby incorporates by reference to Exhibit 10.3 to the Registrant’s Annual Report on Form 10-K filed on March 7, 2014.

(15) Registrant hereby incorporates by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form 10, filed on March 28, 2008.

(16) Registrant hereby incorporates by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form 10, filed on March 28, 2008.

(17) Registrant hereby incorporates by reference to Appendix A to the Registrant’s Definitive Proxy Statement on Schedule 14A, filed on March 18, 2014.

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